As filed with the Securities and Exchange Commission on January 2, 2004

Registration No._________
Registration No. 811-8524

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. _____	[ ]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 17	[X]

(Check appropriate box or boxes.)

Separate Account EQ
(Exact Name of Registrant)

ING USA Annuity and Life Insurance Company
(Name of Depositor)

1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (610) 425-3400

J. Neil McMurdie, Esq.
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156
(860) 723-2229
(Name and Address of Agent for Service)

cc: Kimberly J. Smith, Esq.
ING Americas (U.S. Legal Services)
1475 Dunwoody Drive, West Chester, Pennsylvania 19380
(610) 425-3427

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities being Registered: EquiSelect and PrimElite Individual Flexible Premium Deferred Variable Annuity Contracts

PART A
INFORMATION REQUIRED IN A PROSPECTUS

This Registration Statement contains two Prospectuses reflecting differences in the investment options available under the Contracts.

ING USA Annuity and Life Insurance Company
Separate Account EQ
(formerly known as Equitable Life Insurance Company of Iowa Separate Account A)

Individual Flexible Premium
Deferred Variable Annuity
Equi-Select

January 2, 2004

This prospectus describes an individual flexible premium deferred variable Contract (the "Contract") issued by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our"). Prior to January 1, 2004, the Contract was issued by Equitable Life Insurance Company of Iowa ("Equitable Life"). (See "ING USA Annuity and Life Insurance Company" for information about the merger of Equitable Life with and into ING USA.) The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select. The investment portfolios available under your Contract and the portfolio managers are listed on the next page.

You have the right to return the Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalty taxes on surrender, and the Contract may have new charges, including a maximum surrender charge of up to 8.0% of each premium payment. See "Charges and Fees" for a more complete description of the surrender charge.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated January 2, 2004, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in a Trust or Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The investment portfolios and the managers are listed on the back of this cover.

The investment portfolios available under your Contract and the portfolio managers are:

A I M Capital Management, Inc.
ING AIM Mid Cap Growth Portfolio (Class S) [1]

Alliance Capital Management, L.P.
ING Alliance Mid Cap Growth Portfolio (Class S) [1]

Baring International Investment Limited
ING Developing World Portfolio (Class S) [1]
ING Hard Assets Portfolio (Class S) [1]

Capital Guardian Trust Company
ING Capital Guardian Large Cap Value Portfolio (Class S) [1]
ING Capital Guardian Managed Global Portfolio (Class S) [1]
ING Capital Guardian Small Cap Portfolio (Class S) [1]

Eagle Asset Management, Inc.
ING Eagle Asset Value Equity Portfolio (Class S) [1]

ING Investment Management, LLC
ING Limited Maturity Bond Portfolio (Class S) [1]
ING Liquid Assets Portfolio (Class S) [1]

ING Investments, LLC
ING International Portfolio (Class S) [1]
ING VP Worldwide Growth Portfolio (Service Class)

Jennison Associates LLC
ING Jennison Equity Opportunities Portfolio (Class S) [1]
Jennison Portfolio (Class II) [2]

Marsico Capital Management, LLC
ING Marsico Growth Portfolio (Class S) [1]

Massachusetts Financial Services Company
ING MFS Mid Cap Growth Portfolio (Class S) [1]
ING MFS Research Portfolio (Class S) [1]
ING MFS Total Return Portfolio (Class S) [1]

Pacific Investment Management Company LLC
ING PIMCO Core Bond Portfolio (Class S) [1]
PIMCO High Yield Portfolio
PIMCO StocksPLUS Growth and Income Portfolio

Salomon Brothers Asset Management, Inc.
ING Salomon Brothers All Cap Portfolio (Class S) [1]
ING Salomon Brothers Investors Portfolio (Class S) [1]

T. Rowe Price Associates, Inc.
ING T. Rowe Price Equity Income Portfolio (Class S) [1]
ING T. Rowe Price Capital Appreciation Portfolio (Class S) [1]

Van Kampen
ING Van Kampen Real Estate Portfolio (Class S) [1]
ING Van Kampen Growth and Income Portfolio (Class S) [1]

[1] The investment adviser for this portfolio is Directed Services, Inc. The portfolio manager listed is the sub-adviser. Directed Services, Inc. is an affiliated Company of ING Groep, N.V.   Effective May 1, 2003 this fund changed its name to the name listed above. See Appendix B for a complete list of former and current fund names.

[2] The investment adviser for this portfolio is Prudential Investments LLC. The portfolio manager listed is the sub-adviser.

The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account EQ (formerly known as Equitable Life Insurance Company of Iowa Separate Account A). We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

TABLE OF CONTENTS

	Page
Index of Special Terms	ii
Fees and Expenses	1
Condensed Financial Information	2
Accumulation Unit	2
Net Investment Factor	2
Performance Information	3
Financial Statements	3
ING USA Annuity and Life Insurance Company	3
Separate Account EQ	3
The Trusts and Funds	4
Charges and Fees	4
Surrender Charges Deducted from the	
Contract Value	5
Surrender Charge	5
Free Withdrawal Amount	5
Surrender Charge for Excess Withdrawals	5
Premium Taxes	5
Administrative Charge	5
Transfer Charge	6
Charges Deducted from the Subaccounts	6
Mortality and Expense Risk Charge	6
Asset-Based Administrative Charge	6
Trust and Fund Expenses	6
The Annuity Contract	6
Contract Date and Contract Year	6
Annuity Start Date	6
Contract Owner	7
Annuitant	7
Beneficiary	7
Purchase and Availability of the Contract	7
Crediting of Premium Payments	8
Administrative Procedures	9
Contract Value	9
Cash Surrender Value	9
Surrendering to Receive the Cash Surrender	
Value	10
The Subaccounts	10
Addition, Deletion or Substitution of	
Subaccounts and Other Changes	10

	Page
Withdrawals	10
Transfers Among Your Investments	12
Death Benefit	14
Death Benefit During the Accumulation Phase	14
Death Proceeds	14
Death of Annuitant	15
Death of Owner	15
Trust Beneficiary	16
Required Distributions Upon Contract	
Owner's Death	16
The Annuity Options	17
Other Contract Provisions	18
Other Information	20
Federal Tax Considerations	21
Statement of Additional Information	
Table of Contents	28
Appendix A	
Condensed Financial Information	A1
Appendix B	
The Investment Portfolios	B1
Appendix C	
Surrender Charge for Excess Withdrawals	
Example	C1

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	2
Annuitant	7
Annuity Start Date	6
Cash Surrender Value	9
Contract Date	6
Contract Owner	7
Contract Value	9
Contract Year	6
Death Benefit	14
Free Withdrawal Amount	5
Net Investment Factor	2
Net Rate of Return	3

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Phase	Accumulation Period
Annual Contract Administrative Charge	Annual Contract Maintenance Charge
Annuity Start Date	Maturity Date
Asset-Based Administrative Charge	Administrative Charge
Automatic Rebalancing	Automatic Portfolio Rebalancing
Business Day	Valuation Date
Cash Surrender Value	Contract Withdrawal Value
Contract Date	Issue Date
Contract Year	Contract Anniversary Date
Premium Payment	Purchase Payment
Surrender Charge	Withdrawal Charge
Systematic Withdrawals	Automatic Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Surrender Charge (as a percentage of each premium payment) .... 8%[1]

Transfer Charge .... $25 per transfer[2]

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Trust or Fund fees and expenses.

Periodic Fees and Expenses

Annual Contract Administrative Charge $30

Separate Account Annual Charges (as a percentage of average daily net asset values)

Mortality and Expense Risk Charge	1.25%
Asset-Based Administrative Charge	0.15%
Total Separate Account Charges	1.40%

Trust or Fund Expenses

The next item shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are for the year ended December 31, 2002 and do not take into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses [3]	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[4], and other expenses):	0.53%	2.07%

[1] The surrender charge decreases 1% each year to 0% after the seventh year following receipt of the premium payment.

[2] We may assess a transfer charge on each transfer after the first twelve transfers made each Contract year. We currently do not impose this charge, but reserve the right to do so in the future.

[3] The minimum and maximum total operating expenses charged by a Trust or Fund including applicable expense reimbursement or fee waiver arrangements would be 0.53% to 1.97%.

[4] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Example:

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds. The Example also takes into account contractual limitations on Trust or Fund expenses that require reimbursement or waiver of expenses, but only for the period of the contractual limitation.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,130	$1,697	$2,255	$3,845
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,130	$1,697	$2,255	$3,845
3) If you do *not* surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$330	$1,097	$1,855	$3,845

The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than these shown. Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account EQ has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account EQ offered in this prospectus and (ii) the total investment value history of each subaccount are presented in Appendix A -- Condensed Financial Information.

Net Investment Factor

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated as follows:

(1)   We take the net asset value of the subaccount at the end of each business day.

(2)   We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

(3)   We divide (2) by the net asset value of the investment portfolio at the end of the preceding business day.

(4)   We then subtract the daily mortality and expense risk charge and the daily asset-based administrative charge from each subaccount.

Calculations for the investment portfolios are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account EQ, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Financial Statements

The financial statements of ING USA and Separate Account EQ can be found in the Statement of Additional Information.

We are required to include several additional financial statements in the Statement of Additional Information because of the January 1, 2004 merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA). These additional financial statements are those of Equitable Life Insurance Company of Iowa, Ameribest Life Insurance Company, United Life & Annuity Insurance Company and USG Annuity & Life Company, and pro forma financial statements of ING USA reflecting the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

Prior to January 1, 2004, the Contracts were issued by Equitable Life, an affiliate of ours. Equitable Life was a life insurance company founded in Iowa in 1867. On January 1, 2004, Equitable Life (and other affiliated companies) merged with and into ING USA, and ING USA assumed responsibility for Equitable Life's obligations under the Contracts.

ING USA is an Iowa stock life insurance company originally incorporated in Minnesota on January 2, 1973. Prior to the merger, ING USA was named Golden American Life Insurance Company. ING USA is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution based in The Netherlands and active in the fields of insurance, banking and asset management. ING USA is authorized to sell insurance and annuities in the District of Columbia and all states, except New York. ING USA's consolidated financial statements appear in the Statement of Additional Information.

ING USA's principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. Our Customer Service Center address is P.O. Box 9271, Des Moines, Iowa 50306-9271.

SEPARATE ACCOUNT EQ

Separate Account EQ was established as a separate account under Iowa law on July 14, 1988. Prior to January 1, 2004, Separate Account EQ was known as Equitable Life Insurance Company of Iowa Separate Account A. In connection with the merger of Equitable Life with and into ING USA, the Separate Account was transferred to ING USA on January 1, 2004, and renamed Separate Account EQ. Separate Account EQ is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account EQ is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.

Separate Account EQ is divided in subaccounts. Each subaccount invests exclusively in shares of one mutual fund investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account EQ without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account EQ but are not discussed in this prospectus. Separate Account EQ may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion or Substitution of Subaccounts and Other Changes."

THE TRUSTS AND FUNDS

Investment portfolios of the following Trusts and Funds are currently available under your Contract.

The ING Investors Trust is a mutual fund whose shares are available to separate accounts funding variable annuity Contracts offered by ING USA. The ING Investors Trust also sells its shares to separate accounts of other insurance companies, both affiliated and not affiliated with ING USA. The separate accounts may fund both variable annuity contracts and variable life policies. Pending SEC approval, shares of the ING Investors Trust may also be sold to certain qualified pension and retirement plans.

The PIMCO Variable Insurance Trust is also a mutual fund whose shares are available to separate accounts of insurance companies, including ING USA, for both variable annuity contracts and variable life insurance policies and by qualified pension and retirement plans. The principal address of the PIMCO Variable Insurance Trust is 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

ING Variable Insurance Trust is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ING USA. Pending SEC approval, shares of ING Variable Insurance Trust may also be sold to variable annuity and variable life insurance policies offered by other insurance companies, both affiliated and unaffiliated with ING USA. The address of ING Variable Insurance Trust is 1475 Dunwoody Drive, West Chester, PA 19380.

The Prudential Series Fund is also a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance polices offered by The Prudential Insurance Company of America, its affiliated insurers and other life insurance companies not affiliated with Prudential, including ING USA. The address of the Prudential Series Fund is 751 Broad Street, Newark, NJ 07102.

You will find more detailed information about the Trusts and Funds in Appendix B -- The Investment Portfolios. A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts of Funds will monitor events to identify and resolve any material conflicts that may arise.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with the sales of the contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

Surrender Charges Deducted from the Contract Value

For purposes of determining any applicable surrender charges under the Contract, contract value is removed in the following order: 1) earnings (contract value less premium payments not withdrawn); 2) premium payments in the Contract for more than 8 years (these premium payments are liquidated on a first in, first out basis); 3) additional free amount (which is equal to 10% of the premium payments in the Contract for less than 8 years, fixed at the time of the first withdrawal in the contract year, plus 10% of the premium payments made after the first withdrawal in the contract year but before the next contract anniversary, less any withdrawals in the same contract year of premium payments less than 8 years old); and 4) premium payments in the Contract for less than 8 years (these premium payments are removed on a first in, first out basis).

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 8-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge	8%	7%	6%	5%	4%	3%	2%	1%	0%

Free Withdrawal Amount. At any time, you may make a withdrawal without the imposition of a surrender charge, of an amount equal to the sum of:

- earnings (contract value less unliquidated purchase payments);

- premium payments in the Contract for more than eight years, and

- an amount which is equal to 10% of the premium payments in the Contract for less than eight years, fixed at the time of the first withdrawal in the contract year, plus 10% of the premium payment made after the first withdrawal in the contract year (but before the next contract anniversary, less any withdrawals in the same contract year of premium payments less than eight years old).

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the free withdrawal amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax.

Premium Taxes. We may make a charge for state and local premium taxes depending on the contract owner's state of residence. The tax can range from 0% to 3.5% of the premium. We have the right to change this amount to conform with changes in the law or if the contract owner changes state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it on surrender of the Contract, on excess withdrawals or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your Contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract, unless waived by the Company. We deduct the annual administrative charge proportionately from all subaccounts in which you are invested. This charge is intended to compensate us for expenses associated with the administration of the Contract.

Transfer Charge. You may make 12 free transfers each contract year. We reserve the right to assess a transfer charge equal to the lesser of 2% of the contract value transferred or an amount not greater than $25 for each transfer after the twelfth transfer in a contract year. We currently do not assess this charge. If such a charge is assessed, we would deduct the charge as noted in "Charges Deducted from the Contract Value" above. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose. However, we reserve the right to treat multiple transfers in a single day, auto rebalancing and dollar cost averaging as standard transfers when determining annual transfers and imposing the transfer charge. This charge is intended to cover the expenses we incur when processing transfers.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. We deduct on each business day a mortality and expense risk charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. The charge is deducted on each business day at the rate of .003446% for each day since the previous business day.

If the mortality and expense risk charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company.

The mortality and expense risk charge is guaranteed by the Company and cannot be increased. This charge is intended to compensate us for the mortality and expense risks we assume when we issue a Contract. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the Contracts and operating the subaccounts of the Separate Account are greater than we estimated.

Asset-Based Administrative Charge. We will deduct a daily charge from the assets in each subaccount, to compensate us for a portion of the administrative expenses under the Contract. The daily charge is at a rate of .000411% (equivalent to an annual rate of 0.15%) on the assets in each subaccount.

Trust and Fund Expenses

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. See "Fees and Expenses -- Trust or Fund Expenses" and the Trust and Fund prospectuses.

THE ANNUITY CONTRACT

The Contract described in this prospectus is an individual flexible premium deferred variable annuity Contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trust and Funds in which the subaccounts funded by Separate Account EQ invest.

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Contract Owner

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, we will treat this as a change of contract owner for determining the death benefit (likely a taxable event).

    Joint owner. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant also determines the death benefit. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so such rights or options will not be available to the beneficiary.

Unless you, as the owner, state otherwise, all rights of a beneficiary, including an irrevocable beneficiary, will end if he or she dies before the annuitant. If any beneficiary dies before the annuitant, that beneficiary's interest will pass to any other beneficiaries according to their respective interests. If all beneficiaries die before the annuitant, upon the annuitant's death we will pay the death proceeds to the owner, if living, otherwise to the owner's estate or legal successors.

    Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

Purchase and Availability of the Contract

We are no longer offering the Contract for sale to new purchasers.

The minimum premium payment for non-qualified Contracts is an aggregate of $5,000 the first year. You may make additional payments of at least $100 or more at any time after the free look period. Under certain circumstances, we may waive and/or modify the minimum subsequent payment requirement. For qualified Contracts, you may make the minimum payments of $100 per month if payroll deduction is used; otherwise it is an aggregate of $2,000 per year. Prior approval must be obtained from us for subsequent payments in excess of $500,000 or for total payments in excess of $1,000,000. We reserve the right to accept or decline any application or payment.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract.**

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact our Customer Service Center or you registered representative.

Crediting of Premium Payments

We will process your initial premium payment within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain premium payments for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold it until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account EQ, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account EQ specified by you within 2 business days.

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account EQ at the accumulation unit value next determined after receipt of your premium payment and instructions.

We will allocate your initial premium payment to the subaccount(s) of Separate Account EQ selected by you. Unless otherwise changed by you, subsequent premium payments are allocated in the same manner as the initial premium payment. If you give us allocation instructions along with a subsequent premium payment, the allocation instructions will apply to only that payment unless you specify otherwise.

Once we allocate your premium payment to the subaccount(s) selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account EQ with respect to the Contract. The net investment results of each subaccount vary with its investment performance.

If your Contract is issued in a state that requires us to return your premium payment during the free look period, then the portion of the first premium payment that you had directed to the subaccounts may be placed in a subaccount specifically designated by us (currently the Liquid Asset subaccount) for the duration of the free look period. If you keep your Contract after the free look period and the premium payment was allocated to a subaccount specifically designated by us, we will convert your contract value (your initial premium, plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state approval and the procedures of your broker-dealer.

(1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

(2) If your state and broker dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with an Application Acknowledgement Statement for your execution. Until our Customer Service Center receives the executed Application Acknowledgement Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the Contract.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1) We take the contract value in the subaccount at the end of the preceding business day.

(2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3) We add (1) and (2).

(4) We add to (3) any additional premium payments, and then add or subtract transfers to or from that subaccount.

(5) We subtract from (4) any withdrawals, and any related charges, and then subtract any contract fees, and distribution fee (annual sales load) and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any annual contract administrative charge, any charge for premium taxes, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Assets subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account EQ offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account EQ invests in a corresponding portfolio of the ING Investors Trust, PIMCO Variable Insurance Trust, the ING Variable Insurance Trust or the Prudential Series Fund, Inc.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than the portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account EQ under the 1940 Act; (ii) operate Separate Account EQ as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account EQ as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account EQ; and (v) combine Separate Account EQ with other accounts.

We will provide you with written notice before we make any of these changes.

Other Contracts

We offer other variable annuity contracts that also invest in the same portfolios of the Trusts. These contracts have different charges that could effect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

WITHDRAWALS

Any time prior to the annuity start date and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if at least $100 does not remain in a subaccount, we will treat it as a request to surrender the Contract. For Contracts issued in Idaho, no withdrawal may be made for 30 days after the date of purchase. We will terminate the Contract if a total withdrawal is made. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. See "Charges and Fees — Surrender Charge for Excess Withdrawals." You need to submit to us a written request specifying accounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro rata basis from all of the subaccounts in which you are invested. We will pay the amount of any withdrawal from the subaccounts within 7 calendar days of receipt of a request, unless the

"Suspension of Payments or Transfers" provision is in effect. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The Contract value may be more or less than the premium payments made. Keep in mind that a withdrawal will result in the cancellation of accumulation units for each applicable subaccount of the Separate Account EQ.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not effect the withdrawal amount you receive.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100 or your entire interest in the subaccount.

Systematic Withdrawals

You may choose to receive automatically systematic withdrawals on the 15th of each month, or any other monthly date mutually agreed upon, from your contract value in the subaccount(s). Each withdrawal payment must be at least $100 (or the owner's entire interest in the subaccount, if less) and is taken pro rata from the subaccount(s). We reserve the right to charge a fee for systematic withdrawals. Currently, however, there are no charges for systematic withdrawals. The minimum Contract value which must remain in a subaccount after any partial withdrawal is $100 or the withdrawal transaction will be deemed a request to surrender the Contract.

You may change the amount of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. You may elect to have this option begin in a contract year where a regular withdrawal has been taken but you may not change the amount of your withdrawals in any contract year during which you had previously taken a regular withdrawal. You may not elect this if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

Texas Optional Retirement Program

A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") will contain an ORP endorsement that will amend the Contract as follows:

(1) If for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request.

(2) We will not pay any benefits if the participant surrenders the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 70½. The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

Reduction or Elimination of the Surrender Charge

The amount of the surrender charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine whether we will reduce surrender charges after examining all the relevant factors such as:

(1) The size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

(2) The total amount of premium payments to be received. Per Contract sales expenses are likely to be less on larger premium payments than on smaller ones.

(3) Any prior or existing relationship with the Company. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

The surrender charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will reductions or elimination of the surrender charge be permitted where reductions or elimination will be unfairly discriminatory to any person.

TRANSFERS AMONG YOUR INVESTMENTS

Prior to the annuity start date and after the free look period, you may transfer your contract value among the subaccounts in which you are invested at the end of the free look period until the annuity start date. If more than 12 transfers are made in any contract year, we will charge a transfer fee equal to the lesser of 2% of the Contract value transferred or $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. This Contract is not designed for professional market timing organizations or other individuals using programmed and frequent transfers. Such activity may be disruptive to an investment portfolio. We reserve the right to stop or prohibit these types of transfers if we determine that they could harm an investment portfolio. To the extent that we impose these restrictions, we apply them consistently to all contract owners without wavier or exception. The transfer fee will be deducted from the amount which is transferred.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. Any transfer fee will be deducted from the amount which is transferred.

The minimum amount that you may transfer is $100 or, if less, your entire contract value.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account EQ and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

Transfers by Third Parties

As a convenience to you, we currently allow you to give third parties the right to make transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Regardless of whether such an agreement is in place, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. Limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners. We may also limit or discontinue the right to communicate transfers by facsimile, telephone, or email. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in ProFund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time. To the extent that we impose these restrictions, we apply them consistently to all contract owners without waiver or exception.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program if you have at least $500 of contract value in any subaccount. That subaccount will serve as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccount(s) you select. Dollar Cost Averaging is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You must participate in any dollar cost averaging program for at least five (5) months.

All dollar cost averaging transfers will be made on the 15th of each month or another monthly date mutually agreed upon (or the next business day if the 15th of the month is not a business day). Such transfers currently are not taken into account in determining any transfer fees. We reserve the right to treat dollar cost averaging transfers as standard transfers when determining the number of transfers in a year and imposing any applicable transfer fees. If you, as an owner, participate in the dollar cost averaging program you may not make automatic withdrawals of your contract value or participate in the automatic rebalancing program.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

We may in the future offer additional subaccounts or withdraw any subaccount to or from the dollar cost averaging program, or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $25,000 of contract value invested in the subaccounts of Separate Account EQ, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. All automatic rebalancing transfers will be made on the 15th of the month that rebalancing is requested or another monthly date mutually agreed upon (or the next valuation date, if the 15th of the month is not a business day).

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

If you, as the contract owner, are participating in automatic rebalancing, such transfers currently are not taken into account in determining any transfer fee. We reserve the right to treat automatic rebalancing transfers as standard transfers when determining the number of transfers in a year and imposing any applicable transfer fees.

DEATH BENEFIT

Death Benefit During the Accumulation Phase

We will pay a death benefit if the annuitant dies before the annuity start date. Assuming you are also the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death as well as properly completed required claim forms, at our Customer Service Center. If the beneficiary elects to delay receipt of the death benefit, the amount of the death benefit payable in the future may be affected. If the deceased annuitant was not an owner, the proceeds may be received in a single sum, applied to any of the annuity options or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above) A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. If the deceased annuitant was an owner, then death proceeds must be distributed in accordance with the Death of Owner provisions below. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death single lump sum payments benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

Death Proceeds

If the annuitant is **less than age 67** at the time of purchase, the death benefit is the greatest of:

    (1)   the contract value;

    (2)   the total premium payments made under the Contract after subtracting any withdrawals; or

    (3)   the highest contract value (plus subsequent premiums less subsequent withdrawals and taxes) determined on every contract anniversary on or before your death beginning with the 8th anniversary and ending on the last anniversary prior to attained age 76.

If the annuitant is **between the ages of 67 and 75** at the time of purchase, the death benefit is the greatest of:

    (1)   the contract value;

    (2)   the total premium payments made under the Contract after subtracting any withdrawals; or

(3) the contract value (plus subsequent premiums less subsequent withdrawals and taxes) determined on the 8th contract anniversary but on or before your death.

If the annuitant is **age 76 or older** at the time of purchase, the death benefit is the contract value.

Note: In all cases described above, amounts could be reduced by premium taxes owed and withdrawals not previously deducted. Please refer to the Contract for more details.

The beneficiary may choose an annuity payment option only during the 60-day period beginning with the date we receive acceptable due proof of death.

The beneficiary may elect to have a single lump payment or choose one of the annuity options.

The entire death proceeds must be paid within five (5) years of the date of death unless:

(1) the beneficiary elects to have the death proceeds:

(a) payable under a payment plan over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary; and

(b) payable beginning within one year of the date of death; or

(2) if the beneficiary is the deceased owner's spouse, the beneficiary may elect to become the owner of the Contract and the Contract will continue in effect.

Death of the Annuitant

(1) If the annuitant dies prior to the annuity start date, we will pay the death proceeds as provided above.

(2) If the annuitant dies after the annuity start date but before all of the proceeds payable under the Contract have been distributed, the Company will pay the remaining proceeds to the beneficiary(ies) according to the terms of the supplementary contract.

If the owner or annuitant dies after the annuity start date, we will continue to pay benefits in accordance with the supplement agreement in effect.

Death of Owner

(1) If any owner of the Contract dies before the annuity start date, the following applies:

(a) If the new owner is the deceased owner's spouse, the Contract will continue and, if the deceased owner was also the annuitant, the deceased owner's spouse will also be the annuitant.

(b) If the new owner is someone other than the deceased owner's spouse, the entire interest in the Contract must be distributed to the new owner:

(i) within 5 years of the deceased owner's death

or

(ii) over the life of the new owner or over a period not extending beyond the life expectancy of the new owner, as long as payments begin within one year of the deceased owner's death.

If the deceased owner was the annuitant, the new owner will be the joint owner, if any, or if there is no joint owner, the beneficiary.

If the deceased owner was not the annuitant, the new owner will be the joint owner, if any, or if there is no joint owner, the contingent owner named under the Contract. If there is no surviving joint or contingent owner, the new owner will be the deceased owner's estate.

If the new owner under (b) above dies after the deceased owner but before the entire interest has been distributed, any remaining distributions will be to the new owner's estate.

(2) If the deceased owner was also the annuitant, the death of owner provision shall apply in lieu of any provision providing payment under the Contract when the annuitant dies before the annuity start date.

(3) If any owner dies on or after the annuity start date, but before all proceeds payable under this Contract have been distributed, the Company will continue payments to the annuitant (or, if the deceased owner was the annuitant, to the beneficiary) under the payment method in effect at the time of the deceased owner's death.

(4) For purposes of this section, if any owner of this Contract is not an individual, the death or change of any annuitant shall be treated as the death of an owner.

Trust Beneficiary

If a trust is named as a beneficiary but we lack proof of the existence of the trust at the time proceeds are to be paid to the beneficiary, that beneficiary's interest will pass to any other beneficiaries according to their respective interests (or to the annuitant's estate or the annuitant's legal successors, if there are no other beneficiaries) unless proof of the existence of such trust is provided.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any contract owner of a non-qualified Contract dies before the annuity start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ING USA will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the annuitant dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect.

If any contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract.

THE ANNUITY OPTIONS

Selecting the Annuity Start Date

You, as the owner, select an annuity start date at the date of purchase and may elect a new annuity start date at any time by making a written request to the Company at its Customer Service Center at least seven days prior to the annuity start date. The annuity start date must be at least 1 year from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70½, or, in some cases, retire. Distributions may be made through annuitization or withdrawals. Consult your tax adviser.

Selecting a Payment Plan

On the annuity start date, we will begin making payments to the contract owner under a payment plan. We will make these payments under the payment plan you choose. The amount of the payments will be determined by applying the maturity proceeds to the payment plan. If payment Plan A, Option 1; Plan B; or Plan C are elected, the maturity proceeds will be the Contract value less any applicable taxes not previously deducted. If the maturity proceeds are paid in cash or by any other method not listed above, the maturity proceeds equal the contract value less:

    (1)   any applicable taxes not previously deducted; less

    (2)   the withdrawal charge, if any; less

    (3)   the annual contract administrative charge, if any.

You must elect a payment plan in writing at least seven (7) days before the annuity start date. If no election is made, an automatic option of monthly income for a minimum of 120 months and as long thereafter as the annuitant lives will be applied.

The owner chooses a plan by sending a written request to the Customer Service Center. The Company will send the owner the proper forms to complete. The request, when recorded at the Company's Customer Service Center, will be in effect from the date it was signed, subject to any payments or actions taken by the Company before the recording. If, for any reason, the person named to receive payments (the payee) is changed, the change will go into effect when the request is recorded at the Company's Customer Service Center, subject to any payments or actions taken by the Company before the recording.

Fixed Payment Plans

After the first Contract year, the maturity proceeds may be applied under one or more of the payment plans described below. Payment plans not specified below may be available only if they are approved both by the Company and the owner.

No withdrawal charge is deducted if Plan A-Option 1, Plan B or Plan C is elected.

A plan is available only if the periodic payment is $100 or more. If the payee is other than a natural person (such as a corporation), a plan will be available only with our consent.

A supplementary contract will be issued in exchange for the Contract when payment is made under a payment plan. The effective date of a payment plan shall be a date upon which we and the owner mutually agree.

The minimum interest rate for Plans A and B is 3.0% a year, compounded yearly. The minimum rates for Plan C were based on the 1983a Annuity Table at 3.0% interest, compounded yearly. The Company may pay a higher rate at its discretion.

Annuity Payment Plans	
Plan A. Interest	
Option 1	The contract value, less any applicable taxes not previously deducted, may be left on deposit with the Company for five (5) years. We will make fixed payments monthly, quarterly, semi-annually, or annually. We do not make monthly payments if the contract value applied to this option is less than $100,000. You may not withdraw the proceeds until the end of the five (5) year period.
Option 2	The cash surrender value may be left on deposit with us for a specified period. Interest will be paid annually. All or part of the proceeds may be withdrawn at any time.
Plan B. Fixed Period	The contract value, less any applicable taxes not previously deducted, will be paid until the proceeds, plus interest, are paid in full. Payments may be paid annually or monthly for a period of not more than thirty (30) years nor less than five (5) years. The Contract provides for a table of minimum annual payments. They are based on the age of the annuitant or the beneficiary.
Plan C. Life Income	The contract value less any applicable taxes not previously deducted will be paid in monthly or annual payments for as long as the annuitant or beneficiary, whichever is appropriate, lives. We have the right to require proof satisfactory to it of the age and sex of such person and proof of continuing survival of such person. A minimum number of payments may be guaranteed, if desired. The Contract provides for a table of minimum annual payments. They are based on the age of the annuitant or the beneficiary.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account EQ invests, as well as any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments or Transfers

The Company reserves the right to suspend or postpone payments (in Illinois, for a period not exceeding six months) for withdrawals or transfers for any period when:

(1)   the New York Stock Exchange is closed (other than customary weekend and holiday closings);

(2)   trading on the New York Stock Exchange is restricted;

(3)   an emergency exists as a result of which disposal of securities held in the Separate Account EQ is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account EQ's net assets;

(4)   when the Company's Customer Service Center is closed; or

(5)   during any other period when the SEC, by order, so permits for the protection of owners; provided that applicable rules and regulations of the SEC will govern as to whether the conditions described in (2) and (3) exist.

In Case of Errors in Your Application

If the age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

Assigning the Contract as Collateral

You may assign a non-qualified Contract as collateral security for a loan but understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes ¾ Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity. You will be given advance notice of such changes.

Free Look

In most cases, you may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, your contract value includes a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and your request. We determine your contract value at the close of business on the day we receive your written refund request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380, is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of NASD, Inc. We offer the Contracts on a continuous basis.

DSI does not retain any commissions or compensation paid to it by ING USA for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and are NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.75% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 7.75% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc. Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., ING Brokers Network, LLC, ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Financial Advisers, ING Furman Selz Financial Services LLC, ING Funds Distributor, LLC, ING TT&S (U.S.) Securities, Inc., Investors Financial Group, LLC, Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc.

We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts.

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

We no longer offer the Contract to new purchasers.

OTHER INFORMATION

Voting Rights

We will vote the shares of a Trust owned by Separate Account EQ according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that subaccount. We will also vote shares we hold in Separate Account EQ which are not attributable to contract owners in the same proportion.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Trading -- Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account EQ as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the Contract.

Directed Services, Inc., the principal underwriter and distributor of the Contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

Legal Matters

The legal validity of the Contracts was passed on by J. Neil McMurdie, Counsel for ING USA.

Experts

Certain financial statements appearing in the SAI, which is part of the registration statement, have been audited by Ernst & Young LLP, independent certified public accountants, as stated in their reports appearing therein, and have been so included or incorporated herein by reference upon the authority of such firm as experts in accounting and auditing. Their principal business address is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FEDERAL TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

Types of Contracts: Non-Qualified or Qualified

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

Tax Status of the Contracts

Diversification Requirements. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account EQ, through the subaccounts, will satisfy these diversification requirements.

Investor Control. In certain circumstances, owners of non-qualified variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. It is possible that these Contract features may exceed the limits imposed by the tax law. If so, you would be treated as the owner of the Separate Account EQ assets that underlie your Contract and thus subject to current taxation on the income and gains from those assets. While we believe that the Contracts do not give contract owners investment control over Separate Account EQ assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account EQ assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts. Qualified Contracts are subject to special rules -- see below.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

Taxation of Non-Qualified Contracts

In General. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.

    Non-Natural Person. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Withdrawals. When a withdrawal from a non-qualified Contract occurs the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The market value adjustment could increase the contract value that applies. Thus, the income on the Contracts could be higher than the amount of income that would be determined without regard to such adjustment. As a result, you could have higher amounts of income than will be reported to you. There is, however, no definitive guidance on the proper tax treatment of such adjustments, and you may want to discuss the potential tax consequences of such adjustments with your tax adviser.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

Penalty Tax on Certain Withdrawals. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- made on or after the taxpayer reaches age 59½;

- made on or after the death of a contract owner;

- attributable to the taxpayer's becoming disabled; or

- made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Transfers, Assignments and Exchanges. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than an owner, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

Optional Benefit Riders. It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59 1/2. Although we do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit under the Contract.

Taxation of Qualified Contracts

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the later of the calendar year in which the plan participant for whose benefit the Contract is purchased (i) reaches age 70½ or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the plan participant reaches age 70½. For IRAs described in Section 408, distributions generally must commence no later than by April 1 of the calendar year following the calendar year in which the individual contract owner reaches age 70½. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death. **Please note that required minimum distributions under qualified Contracts may be subject to surrender charge and/or market value adjustment, in accordance with the terms of the Contract. This could affect the amount that must be taken from the Contract in order to satisfy required minimum distributions.**

In the case of a withdrawal under a qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a qualified Contract can be zero.

Direct Rollovers. If the Contract is used in connection with a pension, profit-sharing, or other plan qualified under section 401(a) of the Code, or is a tax-sheltered annuity under section 403(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, or section 403(b) annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, the plan administrator or its delegate is required to give you a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Corporate and Self-Employed Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice. The death benefit under the Contract could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Also, amounts in another IRA or individual retirement account can be rolled over or transferred tax-free to an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from any of these IRAs, you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit provision in the Contract comports with IRA qualification requirements.

Distributions -- IRAs. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

> The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA or certain qualified plans in accordance with the Tax Code; or

> You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

Distributions before age 59 ½ are also subject to a 10% tax penalty, unless an exception applies.

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts while the owner is living. These rules may dictate one or more of the following:

> Start date for distributions;

> The time period in which all amounts in your account(s) must be distributed; or

> Distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the Contract over one of the following time periods:

Over your life or the joint lives of you and your designated beneficiary; or

Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under traditional and Roth IRAs.

If your death occurs after you begin receiving minimum distributions under the Contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death. The death benefit under the Contract may affect the amount of the required minimum distribution that must be taken.

If your death occurs before you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2002, your entire balance must be distributed to the designated beneficiary by December 31, 2007. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time-frames:

Over the life of the designated beneficiary; or

Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or

December 31 of the calendar year in which you would have attained age 70½.

In lieu of taking a distribution under these rules, a spouse who is the sole beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account, and defer taking a distribution until his or her age 70½. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account, makes additional contributions to the account, or fails to take a distribution within the required time period.

Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or SIMPLE IRA, to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period.

Distributions -- Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. Under special ordering rules, a partial distribution will first be treated generally as a return of contributions which is not taxable and then as taxable accumulated earnings.

Notwithstanding the foregoing, a 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59½, severance from employment, death or disability. Distributions allocable to salary reduction contributions, but not earnings on such contributions, may also be distributed upon hardship. Certain penalties may apply. The death benefit under the Contract could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity contract. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

TSAs -- Loans. Loans may be available if you purchased your Contract in connection with a non-ERISA plan qualified under Section 403(b) of the Code ("TSA"). We do not currently permit loans under Section 403(b) Contracts that are subject to ERISA. If your Contract was issued in connection with a TSA and the terms of your plan permit, you may take a loan from us, using your surrender value as collateral for the loan. Loans are subject to the terms of the Contract, your 403(b) plan, and the Code. The amount and number of loans outstanding at any one time under your TSA are limited, whether under our contracts or those of other carriers. We may modify the terms of a loan to comply with changes in applicable law. Various mandatory repayment requirements apply to loans, and failure to repay generally would result in income to you and the potential application of tax penalties. We urge you to consult with a qualified tax advisor prior to effecting a loan transaction under your Contract. We may apply additional restrictions or limitations on loans, and you must make loan requests in accordance with our administrative practices and loan request procedures in effect at the time you submit your request. Read the terms of the loan agreement before submitting any request.

Any outstanding loan balance impacts the following:

1) Withdrawals and Charges: We determine amounts available for maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.

2) Death Benefits, Annuitization and Surrenders: We deduct the outstanding loan balance from any amounts otherwise payable and in determining the amount available for annuitization.

TSAs -- Distributions. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or

You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless you had amounts under the Contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. The death benefit under the Contract and also certain other contract benefits, such as the living benefits, may affect the amount of the required minimum distribution that must be taken. If you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Other Tax Consequences

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Federal Income Tax Withholding

We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including withdrawals prior to the annuity starting date) and conversions of, and rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents
Distributor
Performance Information
Annuity Provisions
Financial Statements

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to our Customer Service Center; the address is shown on the cover.

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PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT EQ.

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EquiSelect - 127498   1/02/2004

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Condensed Financial Information

The following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Equitable of Iowa Separate Account A available under the Contract for the indicated periods.

	Period Ended 09/30/03	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING AIM Mid Cap Growth										
AUV at Beginning of Period	$9.91	$14.71	$18.92	$21.92	$14.23	$15.03 [7]				
AUV at End of Period	$12.41	$9.91	$14.71	$18.92	$21.92	$14.23				
Number of Accumulation Units										
Outstanding at End of Period	414,850	457,280	595,198	644,682	259,811	12,125				
ING Alliance Mid Cap Growth										
AUV at Beginning of Period	$10.10	$14.64	$17.21	$21.06	$17.01	$15.41	$12.49	$10.00 [2]		
AUV at End of Period	$14.29	$10.10	$14.64	$17.21	$21.06	$17.01	$15.41	$12.49		
Number of Accumulation Units										
Outstanding at End of Period	3,572,548	3,960,030	4,782,460	5,518,726	6,297,935	6,865,904	5,699,254	2,228,888		
ING Capital Guardian Large Cap Value										
AUV at Beginning of Period	$7.53	$10.02	$10.55	$10.00 [9]						
AUV at End of Period	$9.02	$7.53	$10.02	$10.55						
Number of Accumulation Units										
Outstanding at End of Period	845,620	657,418	576,108	363,669						
ING Capital Guardian Managed Global										
AUV at Beginning of Period	$13.80	$17.54	$20.19	$23.97 [9]						
AUV at End of Period	$16.26	$13.80	$17.54	$20.19						
Number of Accumulation Units										
Outstanding at End of Period	182,419	142,642	111,682	62,511						
ING Capital Guardian Small Cap										
AUV at Beginning of Period	$13.14	$17.87	$18.40	$22.82	$15.37	$12.88	$11.98 [4]			
AUV at End of Period	$16.10	$13.14	$17.87	$18.40	$22.82	$15.37	$12.88			
Number of Accumulation Units										
Outstanding at End of Period	1,543,739	1,562,068	1,710,080	1,810,398	1,648,149	1,310,458	885,024			

	Period Ended 09/30/03	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING Developing World										
AUV at Beginning of Period	$6.23	$7.08	$7.58	$11.61	$7.28	$10.00 [5]				
AUV at End of Period	$7.82	$6.23	$7.08	$7.58	$11.61	$7.28				
Number of Accumulation Units										
Outstanding at End of Period	291,583	306,642	331,242	375,616	414,703	81,838				
ING Eagle Asset Value Equity										
AUV at Beginning of Period	$15.00	$18.34	$19.46	$18.14	$18.31	$18.81 [7]				
AUV at End of Period	$16.38	$15.00	$18.34	$19.46	$18.14	$18.31				
Number of Accumulation Units										
Outstanding at End of Period	135,997	148,682	159,381	141,890	83,289	13,490				
ING Hard Assets										
AUV at Beginning of Period	$14.05	$14.14	$16.32	$17.37	$14.28	$18.34 [7]				
AUV at End of Period	$17.28	$14.05	$14.14	$16.32	$17.37	$14.28				
Number of Accumulation Units										
Outstanding at End of Period	64,202	82,414	20,494	15,095	54,852	23,848				
ING International										
AUV at Beginning of Period	$7.16	$8.66	$11.37	$15.57	$10.29	$9.90	$10.28	$10.00 [2]		
AUV at End of Period	$8.10	$7.16	$8.66	$11.37	$15.57	$10.29	$9.90	$10.28		
Number of Accumulation Units										
Outstanding at End of Period	2,346,337	2,652,840	3,140,799	3,578,605	3,737,771	4,170,416	3,909,438	2,025,705		
ING Jennison Equity Opportunities										
AUV at Beginning of Period	$15.06	$21.60	$25.17	$30.11	$24.50	$23.72 [7]				
AUV at End of Period	$17.00	$15.06	$21.60	$25.17	$30.11	$24.50				
Number of Accumulation Units										
Outstanding at End of Period	202,984	236,488	262,157	297,462	118,846	68,343				
ING Limited Maturity Bond										
AUV at Beginning of Period	$20.16	$19.06	$17.76	$16.72	$16.77	$16.41 [8]				
AUV at End of Period	$20.45	$20.16	$19.06	$17.76	$16.72	$16.77				
Number of Accumulation Units										
Outstanding at End of Period	1,552,443	1,872,146	1,655,739	1,582,942	2,225,986	2,627,993				
ING Liquid Assets										
AUV at Beginning of Period	$15.84	$15.84	$15.47	$14.79	$14.33	$14.14 [8]				
AUV at End of Period	$15.77	$15.84	$15.84	$15.47	$14.79	$14.33				
Number of Accumulation Units										
Outstanding at End of Period	1,750,750	2,484,858	2,632,853	2,196,941	3,594,722	2,338,381				
ING Marsico Growth										
AUV at Beginning of Period	$10.52	$15.14	$22.02	$28.62	$16.29	$13.03	$11.42	$10.00 [2]		
AUV at End of Period	$12.70	$10.52	$15.14	$22.02	$28.62	$16.29	$13.03	$11.42		
Number of Accumulation Units										
Outstanding at End of Period	4,439,853	4,849,912	5,960,686	6,778,262	6,813,472	5,276,364	4,326,092	1,238,349		

	Period Ended 09/30/03	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING MFS Mid Cap Growth										
AUV at Beginning of Period	$16.05	$31.80	$42.23	$39.59	$22.43	$18.52	$15.70	$13.21	$10.35	$10.00 [1]
AUV at End of Period	$19.98	$16.05	$31.80	$42.23	$39.59	$22.43	$18.52	$15.70	$13.21	$10.35
Number of Accumulation Units										
Outstanding at End of Period	4,642,165	4,997,660	6,138,195	6,870,355	5,971,726	5,924,179	4,824,912	2,602,724	759,597	63,781
ING MFS Research										
AUV at Beginning of Period	$15.14	$20.44	$26.39	$28.04	$22.89	$18.87	$15.93	$13.10	$9.72	$10.00 [1]
AUV at End of Period	$16.85	$15.14	$20.44	$26.39	$28.04	$22.89	$18.87	$15.93	$13.10	$9.72
Number of Accumulation Units										
Outstanding at End of Period	8,114,281	9,139,249	11,117,780	12,794,990	13,175,088	14,188,265	10,839,609	4,845,240	1,255,752	69,177
ING MFS Total Return										
AUV at Beginning of Period	$19.23	$20.56	$20.75	$18.06	$17.72	$16.10	$13.51	$12.05	$9.81	$10.00 [1]
AUV at End of Period	$20.76	$19.23	$20.56	$20.75	$18.06	$17.72	$16.10	$13.51	$12.05	$9.81
Number of Accumulation Units										
Outstanding at End of Period	7,905,989	8,639,777	9,848,165	10,447,290	11,904,647	12,496,328	9,244,010	4,354,338	1,312,565	33,106
ING PIMCO Core Bond										
AUV at Beginning of Period	$12.71	$11.86	$11.74	$11.79	$13.09	$11.87	$11.96	$11.55	$10.06	$10.00 [1]
AUV at End of Period	$13.12	$12.71	$11.86	$11.74	$11.79	$13.09	$11.87	$11.96	$11.55	$10.06
Number of Accumulation Units										
Outstanding at End of Period	850,259	872,902	594,128	594,326	767,498	946,714	1,002,889	705,870	311,689	5,098
ING Salomon Brothers All Cap										
AUV at Beginning of Period	$8.55	$11.65	$11.59	$10.00 [9]						
AUV at End of Period	$10.33	$8.55	$11.65	$11.59						
Number of Accumulation Units										
Outstanding at End of Period	525,398	514,966	577,461	301,680						
ING Salomon Brothers Investors										
AUV at Beginning of Period	$8.07	$10.63	$11.26	$10.00 [9]						
AUV at End of Period	$9.26	$8.07	$10.63	$11.26						
Number of Accumulation Units										
Outstanding at End of Period	330,555	325,164	356,036	261,822						
ING T. Rowe Price Capital Appreciation										
AUV at Beginning of Period	$27.96	$28.22	$26.04	$21.65	$20.53	$19.66	$17.40 [4]			
AUV at End of Period	$30.81	$27.96	$28.22	$26.04	$21.65	$20.53	$19.66			
Number of Accumulation Units										
Outstanding at End of Period	1,134,803	1,227,501	1,063,959	859,960	763,936	779,994	430,012			
ING T. Rowe Price Equity Income										
AUV at Beginning of Period	$20.45	$23.90	$23.91	$21.47	$21.94	$21.36 [7]				
AUV at End of Period	$22.45	$20.45	$23.90	$23.91	$21.47	$21.94				
Number of Accumulation Units										
Outstanding at End of Period	286,302	253,526	239,292	119,922	128,090	43,654				

	Period Ended 09/30/03	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING Van Kampen Growth & Income										
AUV at Beginning of Period	$18.19	$21.65	$24.94	$25.83	$22.61	$20.09	$16.36 [4]			
AUV at End of Period	$20.32	$18.19	$21.65	$24.94	$25.83	$22.61	$20.09			
Number of Accumulation Units										
Outstanding at End of Period	2,032,273	2,188,290	2,517,254	2,837,674	2,969,224	2,936,234	1,561,703			
ING Van Kampen Real Estate										
AUV at Beginning of Period	$28.06	$28.40	$26.64	$20.62	$21.74	$24.06 [7]				
AUV at End of Period	$35.26	$28.06	$28.40	$26.64	$20.62	$21.74				
Number of Accumulation Units										
Outstanding at End of Period	213,426	207,524	130,768	93,265	35,910	11,546				
ING VP Worldwide Growth										
AUV at Beginning of Period	$5.21	$7.02	$8.75	$10.00 [10]						
AUV at End of Period	$5.99	$5.21	$7.02	$8.75						
Number of Accumulation Units										
Outstanding at End of Period	80,566	65,581	42,505	26,433						
Jennison Portfolio										
AUV at Beginning of Period	$4.27	$6.30	$7.85	$10.00 [10]						
AUV at End of Period	$4.94	$4.27	$6.30	$7.85						
Number of Accumulation Units										
Outstanding at End of Period	94,917	88,519	77,059	23,361						
PIMCO High Yield Portfolio										
AUV at Beginning of Period	$9.84	$10.10	$10.01	$10.24	$10.08	$10.00 [6]				
AUV at End of Period	$11.36	$9.84	$10.10	$10.01	$10.24	$10.08				
Number of Accumulation Units										
Outstanding at End of Period	601,515	366,315	438,817	435,552	429,525	200,929				
PIMCO StocksPLUS Growth & Income										
AUV at Beginning of Period	$8.05	$10.23	$11.72	$13.13	$11.11	$10.00 [6]				
AUV at End of Period	$9.27	$8.05	$10.23	$11.72	$13.13	$11.11				
Number of Accumulation Units										
Outstanding at End of Period	572,224	803,498	746,623	745,666	621,032	573,723				

Footnotes

(1) Fund First Available during October 1994
(2) Fund First Available during April 1996
(3) Fund First Available during September 1996
(4) Fund First Available during February 1997
(5) Fund First Available during February 1998
(6) Fund First Available during May 1998
(7) Fund First Available during June 1998
(8) Fund First Available during August 1998
(9) Fund First Available during February 2000
(10) Fund First Available during May 2000

APPENDIX B

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

List of Fund Name Changes

Former Fund Name	Current Fund Name
All Cap Series	ING Salomon Brothers All Cap Portfolio
Capital Growth Series	ING Alliance Mid-Cap Growth Portfolio
Capital Guardian Small Cap Series	ING Capital Guardian Small Cap Portfolio
Core Bond Series	ING PIMCO Core Bond Portfolio
Developing World Series	ING Developing World Portfolio
Equity Income Series	ING T. Rowe Price Equity Income Portfolio
Equity Opportunity Series	ING Jennison Equity Opportunities Portfolio
Fully Managed Series	ING T. Rowe Price Capital Appreciation Portfolio
Growth Series	ING Marsico Growth Portfolio
Hard Assets Series	ING Hard Assets Portfolio
International Equity Series	ING International Equity Portfolio
Investors Series	ING Salomon Brothers Investors Portfolio
Large Cap Value Series	ING Capital Guardian Large Cap Value Portfolio
Limited Maturity Bond Series	ING Limited Maturity Bond Portfolio
Liquid Assets Series	ING Liquid Assets Portfolio
Managed Global Series	ING Capital Guardian Managed Global Portfolio
Mid-Cap Growth Series	ING MFS Mid-Cap Growth Portfolio
Real Estate Series	ING Van Kampen Real Estate Portfolio
Research Series	ING MFS Research Portfolio
Strategic Equity Series	ING AIM Mid-Cap Growth Portfolio
Total Return Series	ING MFS Total Return Portfolio
Value Equity Series	ING Eagle Asset Value Equity Portfolio
Van Kampen Growth and Income Series	ING Van Kampen Growth and Income Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING Investors Trust *(formerly The GCG Trust)*

ING AIM Mid-Cap Growth Portfolio (Service Class)
(formerly Strategic Equity Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: A I M Capital Management, Inc.

Seeks capital appreciation. The Portfolio seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities of mid-capitalization companies.

ING Alliance Mid-Cap Growth Portfolio (Service Class)
(formerly Capital Growth Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Alliance Capital Management L.P.

Seeks long-term total return. The Portfolio invests primarily in common stocks of middle capitalization companies. The Portfolio normally invests substantially all of its assets in high-quality common stocks that Alliance expects to increase in value.

ING Capital Guardian Large Cap Value Portfolio (Service Class) (formerly Large Cap Value Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Capital Guardian Trust Company

Seeks long-term growth of capital and income. The Portfolio Manager seeks to achieve the Portfolio's investment objective by investing, under normal market conditions, at least 80% of its assets in equity and equity-related securities of companies with market capitalizations greater than $1 billion at the time of investment.

ING Capital Guardian Managed Global Portfolio (Service Class)
(formerly Managed Global Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Capital Guardian Trust Company

Seeks capital appreciation. Current income is only an incidental consideration. This portfolio is not diversified. The Portfolio invests primarily in common stocks traded in securities markets throughout the world. The Portfolio may invest up to 100% of its total assets in securities traded in securities markets outside the United States. The Portfolio generally invests at least 65% of its total assets in at least three different countries, one of which may be the United States.

ING Capital Guardian Small Cap Portfolio (Service Class)
(formerly Capital Guardian Small Cap Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Capital Guardian Trust Company

Seeks long-term capital appreciation. The Portfolio invests at least 80% of its assets in equity securities of small capitalization ("small-cap") companies.

ING Developing World Portfolio (Service Class)
(formerly Developing World Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Baring International Investment Limited

Seeks capital appreciation. The Portfolio invests primarily in the equity securities of companies in "emerging market countries." The Portfolio normally invests in at least six emerging market countries with no more than 35% of its assets in any one country, measured at the time of investment.

ING Eagle Asset Value Equity Portfolio (Service Class)
(formerly Value Equity Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Eagle Asset Management, Inc.

Seeks capital appreciation. Dividend income is a secondary objective. The Portfolio normally invests at least 80% of its assets in equity securities of domestic and foreign issuers that meet quantitative standards relating to financial soundness and high intrinsic value relative to price.

ING Hard Assets Portfolio (Service Class)
(formerly Hard Assets Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: Baring International Investment Limited

A *nondiversified* Portfolio that seeks long-term capital appreciation. The Portfolio normally invests at least 80% of its assets in the equities of producers of commodities.

ING International Portfolio (Service Class)
(formerly International Equity Series)

Investment Adviser: Directed Services, Inc.
Investment Subadviser: ING Investments, LLC

Seeks long-term growth of capital. Under normal conditions, the Portfolio invests at least 80% of its net assets and borrowings for investment purposes in equity securities of issuers located in countries outside of the United States.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Jennison Equity Opportunities Portfolio (Service Class) (formerly Equity Opportunity Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Jennison Associates LLC	Seeks long-term capital growth. The Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in attractively valued equity securities of companies with current or emerging earnings growth the Portfolio Manager believes to be not fully appreciated or recognized by the market.
ING Limited Maturity Bond Portfolio (Service Class) (formerly Limited Maturity Bond Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* ING Investment Management LLC	Seeks highest current income consistent with low risk to principal and liquidity. Secondarily seeks to enhance total return when market factors indicate capital appreciation may be available without significant risk to principal. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets (plus borrowing for investment purposes) in a diversified portfolio of bonds that are primarily limited maturity debt securities.
ING Liquid Assets Portfolio (Service Class) (formerly Liquid Asset Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* ING Investment Management LLC	Seeks high level of current income consistent with the preservation of capital and liquidity. The Portfolio Manager strives to maintain a stable $1 per share net asset value and its investment strategy focuses on safety of principal, liquidity and yield, in order of importance, to achieve this goal.
ING Marsico Growth Portfolio (Service Class) (formerly Growth Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Marsico Capital Management, LLC	Seeks capital appreciation. The Portfolio invests primarily in equity securities selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.
ING MFS Mid-Cap Growth Portfolio (Service Class) (formerly Mid-Cap Growth Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Massachusetts Financial Services Company	A *nondiversified* Portfolio that seeks long-term growth of capital. The Portfolio normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations (or "mid-cap companies") which the Portfolio Manager believes have above-average growth potential.
ING MFS Research Portfolio (Service Class) (formerly Research Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Massachusetts Financial Services Company	Seeks long-term growth of capital and future income. The Portfolio normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). The Portfolio focuses on companies that the Portfolio Manager believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.
ING MFS Total Return Portfolio (Service Class) (formerly Total Return Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. The Portfolio is a "balanced fund," and invests in a combination of equity and fixed income securities.
ING PIMCO Core Bond Portfolio (Service Class) (formerly Core Bond Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio is diversified and seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of fixed income instruments of varying maturities.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Salomon Brothers All Cap Portfolio (Service Class) (formerly All Cap Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Salomon Brothers Asset Management Inc.	A *nondiversified* Portfolio that seeks capital appreciation through investment in securities which the Subadviser believes have above-average capital appreciation potential. The Portfolio invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the Portfolio Manager believes are undervalued in the marketplace.
ING Salomon Brothers Investors Portfolio (Service Class) (formerly Investors Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital. Secondarily seeks current income. The Portfolio invests primarily in equity securities of U.S. companies. The Portfolio may also invest in other equity securities. To a lesser degree, the Portfolio invests in income producing securities such as debt securities.
ING T. Rowe Price Capital Appreciation Portfolio (Service Class) (formerly Fully Managed Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. The Portfolio pursues an active asset allocation strategy whereby investments are allocated among three asset classes -- equity securities, debt securities and money market instruments.
ING T. Rowe Price Equity Income Portfolio (service Class) (formerly Equity Income Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. The Portfolio normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. The Portfolio may also invest in convertible securities, warrants and preferred stocks.
ING Van Kampen Growth and Income Portfolio (Service Class) (formerly Van Kampen Growth and Income Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Van Kampen	Seeks long-term growth of capital and income. Under normal market conditions, the Portfolio Manager seeks to achieve the Portfolio's investment objective by investing primarily in what it believes to be income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's ("S&P") or by Moody's Investors Service, Inc. ("Moody's").
ING Van Kampen Real Estate Portfolio (Service Class) (formerly Real Estate Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Van Kampen	A *nondiversified* Portfolio that seeks capital appreciation. Secondarily seeks current income. The Portfolio invests at least 80% of its assets in equity securities of companies in the U.S. real estate industry that are listed on national exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

ING Variable Insurance Trust

ING VP Worldwide Growth Portfolio *Investment Adviser:* ING Investments, LLC	Seeks long-term capital appreciation. A *nondiversified* Portfolio that under normal conditions, invests at least 65% of net assets in equity securities of issuers located in at least three countries, one of which may be the U.S. Generally invests at least 75% of total assets in common and preferred stocks, warrants and convertible securities.

PIMCO Variable Insurance Trust

PIMCO High Yield Portfolio *Investment Adviser:* Pacific Investment Management Co.	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective

PIMCO StocksPLUS Growth and Income Portfolio
   Investment Adviser: Pacific Investment
      Management Co.
	Seeks total return which exceeds that of the S&P 500.

Prudential Series Fund, Inc.

Jennison Portfolio (Class II)
 	
   Investment Adviser: Prudential Investments LLC
   Investment Subadviser: Jennison Associates LLC
	Seeks to achieve long-term growth of capital. Invests primarily in equity securities of major, established corporations that the investment adviser believes offer above-average growth prospects. May invest up to 30% of total assets in foreign securities. Normally invests 65% of total assets in common stocks and preferred stocks of companies with capitalization in excess of $1 billion.

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APPENDIX C

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $22,500 (sum of $15,000 earnings and $75,000 x .10) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $4,500 ($27,000 - $22,500) is considered an excess withdrawal of a part of the initial premium payment of $25,000 and would be subject to a 4% surrender charge of $180 ($4,500 x .04).

ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa

ING USA Annuity and Life Insurance Company
Separate Account EQ
(formerly known as Equitable Life Insurance Company of Iowa Separate Account A)

Individual Flexible Premium
Deferred Variable Annuity

PRIMELITE

January 2, 2004

This prospectus describes an individual flexible premium deferred variable Contract (the "Contract") issued by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our"). Prior to January 1, 2004, the Contract was issued by Equitable Life Insurance Company of Iowa ("Equitable Life"). (See "ING USA Annuity and Life Insurance Company" for information about the merger of Equitable Life with and into ING USA.) The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more of the mutual fund investment portfolios. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select. For Contracts sold in some states, not all subaccounts are available. The investment portfolios available under your Contract and the portfolio managers are:

Massachusetts Financial Services Company
  ING MFS Mid-Cap Growth Portfolio (Class S) [1]
  ING MFS Research Portfolio (Class S) [1]
  ING MFS Total Return Portfolio (Class S) [1]

Smith Barney Fund Management LLC
  Appreciation Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International All Cap Growth Portfolio
  Smith Barney Large Cap Value Portfolio
  Smith Barney Money Market Portfolio

Travelers Investment Adviser, Inc.
  Select Balanced Portfolio
  Select Growth Portfolio
  Select High Growth Portfolio

> [1] The investment adviser for this portfolio is Directed Services, Inc. The portfolio manager listed is the sub-adviser. Directed Services, Inc. is an affiliated Company of ING Groep, N.V. Effective May 1, 2003 this fund changed its name to the name listed above. See Appendix B for a complete list of former and current fund names.

The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account EQ (formerly known as Equitable Life Insurance Company of Iowa Separate Account A). We refer to the divisions as "subaccounts."

You have the right to return the Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalty taxes on surrender, and the Contract may have new charges, including a maximum surrender charge of up to 8.0% of each premium payment. See "Charges and Fees " for a more complete description of the surrender charge.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated January 2, 2004, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment through a Trust or Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

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TABLE OF CONTENTS

Page

	Page
Index of Special Terms	ii
Fees and Expenses	1
Condensed Financial Information	2
Accumulation Unit	2
Net Investment Factor	3
Performance Information	3
Financial Statements	3
ING USA Annuity and Life Insurance Company	3
Separate Account EQ	4
The Trusts and Funds	4
Charges and Fees	5
Surrender Charges Deducted from the	
Contract Value	5
Surrender Charge	5
Free Withdrawal Amount	5
Surrender Charge for Excess Withdrawals	5
Premium Taxes	6
Administrative Charge	6
Transfer Charge	6
Charges Deducted from the Subaccounts	6
Mortality and Expense Risk Charge	6
Asset-Based Administrative Charge	6
Trust and Fund Expenses	6
The Annuity Contract	7
Contract Date and Contract Year	7
Annuity Start Date	7
Contract Owner	7
Annuitant	7
Beneficiary	7
Purchase and Availability of the Contract	8
Crediting of Premium Payments	8
Administrative Procedures	9
Contract Value	9
Contract Value in the Subaccounts	9
Cash Surrender Value	10
Surrendering to Receive the Cash	10
Surrender Value	10
The Subaccounts	10
Addition, Deletion or Substitution of	
Subaccounts and Other Changes	10
Other Contracts	10

	Page
Withdrawals	11
Transfers Among Your Investments	12
Death Benefit	14
Death Benefit During the Accumulation Phase	14
Death Proceeds	14
Death of Annuitant	15
Death of Owner	15
Trust Beneficiary	16
Required Distributions Upon Contract	
Owner's Death	16
The Annuity Options	17
Other Contract Provisions	18
Other Information	20
Federal Tax Considerations	21
Statement of Additional Information	
Table of Contents	28
Appendix A	
Condensed Financial Information	A1
Appendix B	
The Investment Portfolios	B1
Appendix C	
Surrender Charge for Excess Withdrawals	
Example	C1

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	2
Annuitant	7
Annuity Start Date	7
Cash Surrender Value	10
Contract Date	7
Contract Owner	7
Contract Value	9
Contract Year	7
Death Benefit	14
Free Withdrawal Amount	5
Net Investment Factor	3
Net Rate of Return	3

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Phase	Accumulation Period
Annual Contract Administrative Charge	Annual Contract Maintenance Charge
Annuity Start Date	Maturity Date
Asset-Based Administrative Charge	Administrative Charge
Automatic Rebalancing	Automatic Portfolio Rebalancing
Business Day	Valuation Date
Cash Surrender Value	Contract Withdrawal Value
Contract Date	Issue Date
Contract Year	Contract Anniversary Date
Premium Payment	Purchase Payment
Surrender Charge	Withdrawal Charge
Systematic Withdrawals	Automatic Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Surrender Charge (as a percentage of each premium payment). .... 8%[1]

Transfer Charge .... $25 per transfer[2]

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Trust or Fund fees or expenses.

Periodic Fees and Expenses

Annual Contract Administrative Charge [3] $30

Separate Account Annual Charges [4] (as a percentage of average daily net asset values)

Mortality and Expense Risk Charge..1.25%
Asset-Based Administrative Charge 0.15%
    Total Separate Account Charges..1.40%

[1]   The surrender charge decreases 1% each year to 0% after the seventh year following receipt of the premium payment.
[2]   We may assess a transfer charge on each transfer after the first twelve transfers made each Contract year. We currently do not impose this charge, but reserve the right to do so in the future.
[3]   We deduct an administrative charge on each contract anniversary and on surrender. We will waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.
[4]   We deduct the mortality and expense risk charges and the asset based administrative charges daily.

Trust or Fund Expenses

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are for the year ended December 31, 2002 and do not take into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses[5]	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[6], and other expenses):	0.53%	1.19%

[5]   The minimum and maximum total operating expenses charged by a Trust or Fund including applicable expense reimbursement or fee waiver arrangements would be 0.53% to 1.97%.

[6]   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the

funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the above table or in the example below.

Example:

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds. The Example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.09% of contract value. Note that, as shown in the first and second examples, surrender charges may apply if you choose to annuitize or surrender your Contract within the first 8 contract years following receipt of a premium payment.

The example takes into account contractual limitations on Trust or Fund expenses that require reimbursement or waiver of expenses, but only for the period of the contractual limitation.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,005	$1,432	$1,820	$3,012
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,005	$1,432	$1,820	$3,012
3) If you do *not* surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$205	$832	$1,420	$3,012

The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than these shown. Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account EQ has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account EQ offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A -- Condensed Financial Information.

Net Investment Factor

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated as follows:

(1)   We take the net asset value of the subaccount at the end of each business day.

(2)   We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

(3)   We divide (2) by the net asset value of the investment portfolio at the end of the preceding business day.

(4)   We then subtract the daily mortality and expense risk charge and the daily asset-based administrative charge from each subaccount.

Calculations for the investment portfolios are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account EQ, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Financial Statements

The financial statements of ING USA and Separate Account EQ can be found in the Statement of Additional Information.

We are required to include several additional financial statements in the Statement of Additional Information because of the January 1, 2004 merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA). These additional financial statements are those of Equitable Life Insurance Company of Iowa, Ameribest Life Insurance Company, United Life & Annuity Insurance Company and USG Annuity & Life Company, and pro forma financial statements of ING USA reflecting the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

Prior to January 1, 2004, the Contracts were issued by Equitable Life, an affiliate of ours. Equitable Life was a life insurance company founded in Iowa in 1867. On January 1, 2004, Equitable Life (and other affiliated companies) merged with and into ING USA, and ING USA assumed responsibility for Equitable Life's obligations under the Contracts.

ING USA is an Iowa stock life insurance company originally incorporated in Minnesota on January 2, 1973. Prior to the merger, ING USA was named Golden American Life Insurance Company. ING USA is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution based n the Netherlands and active in the fields of insurance, banking and asset management. ING USA is authorized to sell insurance and annuities in the District of Columbia and all states, except New York. ING USA's consolidated financial statements appear in the Statement of Additional Information.

ING USA's principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. Our Customer Service Center address is P.O. Box 9271, Des Moines Iowa 50306-9271.

SEPARATE ACCOUNT EQ

Separate Account EQ was established as a separate account of the Company on July 14, 1988. Prior to January 1, 2004, Separate Account EQ was known as Equitable Life Insurance Company of Iowa Separate Account A. In connection with the merger of Equitable Life with and into ING USA, the Separate Account was transferred to ING USA on January 1, 2004, and renamed Separate Account EQ. Separate Account EQ is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account EQ is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.

Separate Account EQ is divided in subaccounts. Each subaccount invests exclusively in shares of one mutual fund investment portfolio of the GCG Trust, Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account EQ without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account EQ but are not discussed in this prospectus. Separate Account EQ may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion or Substitution of Subaccounts and Other Changes."

THE TRUSTS AND FUNDS

Investment portfolios of the following Trusts and Funds are currently available under your Contract.

The ING Investors Trust is a mutual fund whose shares are available to separate accounts funding variable annuity contracts offered by ING USA and other insurance companies and variable life insurance policies offered by other insurance companies. Pending SEC approval, shares of the ING Investors Trust may also be sold to certain qualified pension and retirement plans.

The Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc. are also mutual funds whose shares are available to Separate Account EQ which funds variable insurance products offered by ING USA. The Travelers Series Fund Inc., and Greenwich Street Series Fund shares may also be available to other separate accounts funding variable insurance products offered by ING USA. The Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc. may also sell their shares to separate accounts of other insurance companies, both affiliated and not affiliated with ING USA. The principal address of Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series is 388 Greenwich Street, New York, New York 10013.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating on the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

You will find more detailed information about the Trusts and Funds in Appendix B -- The Investment Portfolios. A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with the sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

Surrender Charges Deducted from the Contract Value

For purposes of determining any applicable surrender charges under the Contract, contract value is removed in the following order: 1) earnings (contract value less premium payments not withdrawn); 2) premium payments in the Contract for more than 8 years (these premium payments are liquidated on a first in, first out basis); 3) additional free amount (which is equal to 10% of the premium payments in the Contract for less than 8 years, fixed at the time of the first withdrawal in the contract year, plus 10% of the premium payments made after the first withdrawal in the contract year but before the next contract anniversary, less any withdrawals in the same contract year of premium payments less than 8 years old); and 4) premium payments in the Contract for less than 8 years (these premium payments are removed on a first in, first out basis).

    Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 8-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge	8%	7%	6%	5%	4%	3%	2%	1%	0%

    Free Withdrawal Amount. At any time, you may make a withdrawal without the imposition of a surrender charge, of an amount equal to the sum of:

- earnings (contract value less unliquidated purchase payments);

- premium payments in the Contract for more than eight years; and

- an amount which is equal to 10% of the premium payments in the Contract for less than eight years, fixed at the time of the first withdrawal in the contract year, plus 10% of the premium payment made after the first withdrawal in the contract year (but before the next contract anniversary, less any withdrawals in the same contract year of premium payments less than eight years old).

    Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the free withdrawal amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax.

Premium Taxes. We may make a charge for state and local premium taxes depending on the contract owner's state of residence. The tax can range from 0% to 3.5% of the premium. We have the right to change this amount to conform with changes in the law or if the contract owner changes state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it on surrender of the Contract, on excess withdrawals or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your Contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract, unless waived by the Company. We deduct the annual administrative charge proportionately from all subaccounts in which you are invested. This charge is intended to compensate us for expenses associated with the administration of the Contract.

Transfer Charge. You may make 12 free transfers each contract year. We reserve the right to assess a transfer charge equal to the lesser of 2% of the contract value transferred or an amount not greater than $25 for each transfer after the twelfth transfer in a contract year. We currently do not assess this charge. If such a charge is assessed, we would deduct the charge as noted in "Charges Deducted from the Contract Value" above. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose. However, we reserve the right to treat multiple transfers in a single day, auto rebalancing and dollar cost averaging as standard transfers when determining annual transfers and imposing the transfer charge. This charge is intended to cover the expenses we incur with processing surrenders.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. We deduct on each business day a mortality and expense risk charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. The charge is deducted on each business day at the rate of .003446% for each day since the previous business day.

If the mortality and expense risk charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company.

The mortality and expense risk charge is guaranteed by the Company and cannot be increased. This charge is intended to compensate us for the mortality and expense risks we assume when we issue a Contract. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the Contracts and operating the subaccounts of the Separate Account are greater than we estimated.

Asset-Based Administrative Charge. We will deduct a daily charge from the assets in each subaccount, to compensate us for a portion of the administrative expenses under the Contract. The daily charge is at a rate of .000411% (equivalent to an annual rate of 0.15%) on the assets in each subaccount.

Trust and Fund Expenses

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. See "Fees and Expenses -- Trust or Fund Expenses" and the Trust and Fund prospectuses.

THE ANNUITY CONTRACT

The Contract described in this prospectus is an individual flexible premium deferred variable annuity Contract. The Contract provides a means for you to invest in one or more of the Trusts and Funds in which the subaccounts funded by Separate Account EQ invest.

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Contract Owner

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract.

Joint owner. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant also determines the death benefit. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

Unless you, as the owner, state otherwise, all rights of a beneficiary, including an irrevocable beneficiary, will end if he or she dies before the annuitant. If any beneficiary dies before the annuitant, that beneficiary's interest will pass to any other beneficiaries according to their respective interests. If all beneficiaries die before the annuitant, upon the annuitant's death we will pay the death proceeds to the owner, if living, otherwise to the owner's estate or legal successors.

Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. The new owner's age, as of the date of the change, will be used for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We are no longer offering the Contract for sale to new purchasers.

The minimum premium payment for non-qualified Contracts is an aggregate of $5,000 the first year. You may make additional payments of at least $100 or more at any time after the free look period. Under certain circumstances, we may waive and/or modify the minimum subsequent payment requirement. For qualified Contracts, you may make the minimum payments of $100 per month if payroll deduction is used; otherwise it is an aggregate of $2,000 per year. Prior approval must be obtained from us for subsequent payments in excess of $500,000 or for total payments in excess of $1,000,000. We reserve the right to accept or decline any application or payment.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract.**

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs.

Crediting of Premium Payments

We will process your initial premium payment within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain premium payments for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold it until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will allocate your initial payment proportionally among the other subaccount(s) in your instructions. For initial premium payments designated for a subaccount of Separate Account EQ, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment designated for a subaccount of Separate Account EQ will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

We will allocate your initial premium payment to the subaccount(s) of Separate Account EQ selected by you. Unless otherwise changed by you, subsequent premium payments are allocated in the same manner as the initial premium payment. If you give us allocation instructions along with a subsequent premium payment, the allocation instructions will apply to only that payment unless you specify otherwise.

Once we allocate your premium payment to the subaccount(s) selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in

Separate Account EQ with respect to the Contract. The net investment results of each subaccount vary with its investment performance.

If your Contract is issued in a state that requires us to return your premium payment during the free look period, then the portion of the first premium payment that you had directed to the subaccounts may be placed in a subaccount specifically designated by us (currently the Liquid Asset subaccount) for the duration of the free look period. If you keep your Contract after the free look period and the premium payment was allocated to a subaccount specifically designated by us, we will convert your contract value (your initial premium, plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state approval and the procedures of your broker-dealer.

(1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

(2) If your state and broker dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with an Application Acknowledgement Statement for your execution. Until our Customer Service Center receives the executed Application Acknowledgement Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the Contract.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1) We take the contract value in the subaccount at the end of the preceding business day.

(2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3) We add (1) and (2).

(4) We add to (3) any additional premium payments, and then add or subtract transfers to or from that subaccount.

(5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees, and distribution fee (annual sales load) and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any annual contract administrative charge, any charge for premium taxes, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of your request. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account EQ offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account EQ invests in a corresponding portfolio of the ING Investors Trust, a corresponding portfolio of the Travelers Series Fund, Inc., a corresponding portfolio of the Greenwich Street Series Fund, or a corresponding portfolio of the Smith Barney Allocation Series Inc.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than the portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account EQ under the 1940 Act; (ii) operate Separate Account EQ as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account EQ as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account EQ; and (v) combine Separate Account EQ with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

Other Contracts

We offer other variable annuity contracts that also invest in the same portfolios of the Trusts. These contracts have different charges that could effect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

WITHDRAWALS

Any time prior to the annuity start date and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if at least $100 does not remain in a subaccount, we will treat it as a request to surrender the Contract. For Contracts issued in Idaho, no withdrawal may be made for 30 days after the date of purchase. We will terminate the Contract if a total withdrawal is made. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. See "Charges and Fees — Surrender Charge for Excess Withdrawals." You need to submit to us a written request specifying accounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. We will pay the amount of any withdrawal from the subaccounts within 7 calendar days of receipt of a request, unless the "Suspension of Payments or Transfers" provision is in effect. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The Contract value may be more or less than the premium payments made. Keep in mind that a withdrawal will result in the cancellation of accumulation units for each applicable subaccount of the Separate Account EQ.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not effect the withdrawal amount you receive.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100 or your entire interest in the subaccount. See Appendix C and the Fixed Account I prospectus for more information on the application of the Market Value Adjustment.

Systematic Withdrawals

You may choose to receive automatically systematic withdrawals on the 15th of each month, or any other monthly date mutually agreed upon, from your contract value in the subaccount(s). Each withdrawal payment must be at least $100 (or the owner's entire interest in the subaccount, if less) and is taken pro rata from the subaccount(s). We reserve the right to charge a fee for systematic withdrawals. Currently, however, there are no charges for systematic withdrawals. The minimum Contract value which must remain in a subaccount after any partial withdrawal is $100 or the withdrawal transaction will be deemed a request to surrender the Contract.

You may change the amount of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. You may elect to have this option begin in a contract year where a regular withdrawal has been taken but you may not change the amount of your withdrawals in any contract year during which you had previously taken a regular withdrawal. You may not elect this if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

Texas Optional Retirement Program

A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") will contain an ORP endorsement that will amend the Contract as follows:

A) If for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request.

B) We will not pay any benefits if the participant surrenders the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 70½. The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

Reduction or Elimination of the Surrender Charge

The amount of the surrender charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine whether we will reduce surrender charges after examining all the relevant factors such as:

(1) The size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

(2) The total amount of premium payments to be received. Per Contract sales expenses are likely to be less on larger premium payments than on smaller ones.

(3) Any prior or existing relationship with the Company. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

The surrender charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will reductions or elimination of the surrender charge be permitted where reductions or elimination will be unfairly discriminatory to any person.

TRANSFERS AMONG YOUR INVESTMENTS

Prior to the annuity start date and after the free look period, you may transfer your contract value among the subaccounts in which you are invested at the end of the free look period until the annuity start date. If more than 12 transfers are made in any contract year, we will charge a transfer fee equal to the lesser of 2% of the Contract value transferred or $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. This Contract is not designed for professional market timing organizations or other individuals using programmed and frequent transfers. Such activity may be disruptive to an investment portfolio. We reserve the right to stop or prohibit these types of transfers if we determine that they could harm an investment portfolio. To the extent that we impose these restrictions, we apply them consistently to all contract owners without wavier or exception. The transfer fee will be deducted from the amount which is transferred.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. Any transfer fee will be deducted from the amount which is transferred.

The minimum amount that you may transfer is $100 or, if less, your entire contract value.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account EQ and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

Transfers by Third Parties

As a convenience to you, we currently allow you to give third parties the right to make transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Regardless of whether such an agreement is in place, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. Limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners. We may also limit or discontinue the right to communicate transfers by facsimile, telephone, or email. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in ProFund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time. To the extent that we impose these restrictions, we apply them consistently to all contract owners without waiver or exception.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program if you have at least $500 of contract value in any subaccount. That subaccount will serve as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccount(s) you select. Dollar Cost Averaging is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You must participate in any dollar cost averaging program for at least five (5) months.

All dollar cost averaging transfers will be made on the 15th of each month or another monthly date mutually agreed upon (or the next business day if the 15th of the month is not a business day). Such transfers currently are not taken into account in determining any transfer fees. We reserve the right to treat dollar cost averaging transfers as standard transfers when determining the number of transfers in a year and imposing any applicable transfer fees. If you, as an owner, participate in the dollar cost averaging program you may not make automatic withdrawals of your contract value or participate in the automatic rebalancing program.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

We may in the future offer additional subaccounts or withdraw any subaccount to or from the dollar cost averaging program, or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $25,000 of contract value invested in the subaccounts of Separate Account EQ, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi -annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. All automatic rebalancing transfers will be made on the 15th of the month that rebalancing is requested or another monthly date mutually agreed upon (or the next valuation date, if the 15th of the month is not a business day).

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

If you, as the contract owner, are participating in automatic rebalancing, such transfers currently are not taken into account in determining any transfer fee. We reserve the right to treat automatic rebalancing transfers as standard transfers when determining the number of transfers in a year and imposing any applicable transfer fees.

DEATH BENEFIT

Death Benefit During the Accumulation Phase

We will pay a death benefit if the annuitant dies before the annuity start date. Assuming you are also the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death as well as properly completed required claim forms, at our Customer Service Center. If the beneficiary elects to delay receipt of the death benefit, the amount of the death benefit payable in the future may be affected. If the deceased annuitant was not an owner, the proceeds may be received in a single sum, applied to any of the annuity options or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above) A beneficiary's right to elect an income phase payment option or receive a lump -sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. If the deceased annuitant was an owner, then death proceeds must be distributed in accordance with the Death of Owner provisions below. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death single lump sum payments benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

Death Proceeds

If the annuitant is **less than age 67** at the time of purchase, the death benefit is the greatest of:

    (1)   the contract value;

    (2)   the total premium payments made under the Contract after subtracting any withdrawals; or

(3) the highest contract value (plus subsequent premiums less subsequent withdrawals and taxes) determined on every contract anniversary on or before your death beginning with the 8th anniversary and ending on the last anniversary prior to attained age 76.

If the annuitant is **between the ages of 67 and 75** at the time of purchase, the death benefit is the greatest of:

(1) the contract value;

(2) the total premium payments made under the Contract after subtracting any withdrawals; or

(3) the contract value (plus subsequent premiums less subsequent withdrawals and taxes) determined on the 8th contract anniversary but on or before your death.

If the annuitant is **age 76 or older** at the time of purchase, the death benefit is the contract value.

Note: In all cases described above, amounts could be reduced by premium taxes owed and withdrawals not previously deducted. Please refer to the Contract for more details.

The beneficiary may choose an annuity payment option only during the 60-day period beginning with the date we receive acceptable due proof of death.

The beneficiary may elect to have a single lump payment or choose one of the annuity options.

The entire death proceeds must be paid within five (5) years of the date of death unless:

(1) the beneficiary elects to have the death proceeds:

(a) payable under a payment plan over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary; and

(b) payable beginning within one year of the date of death; or

(2) if the beneficiary is the deceased owner's spouse, the beneficiary may elect to become the owner of the Contract and the Contract will continue in effect.

Death of the Annuitant

(1) If the annuitant dies prior to the annuity start date, we will pay the death proceeds as provided above.

(2) If the annuitant dies after the annuity start date but before all of the proceeds payable under the Contract have been distributed, the Company will pay the remaining proceeds to the beneficiary(ies) according to the terms of the supplementary contract.

If the owner or annuitant dies after the annuity start date, we will continue to pay benefits in accordance with the supplement agreement in effect.

Death of Owner

(1) If any owner of the Contract dies before the annuity start date, the following applies:

(a) If the new owner is the deceased owner's spouse, the Contract will continue and, if the deceased owner was also the annuitant, the deceased owner's spouse will also be the annuitant.

(b) If the new owner is someone other than the deceased owner's spouse, the entire interest in the Contract must be distributed to the new owner:

(i) within 5 years of the deceased owner's death

or

(ii) over the life of the new owner or over a period not extending beyond the life expectancy of the new owner, as long as payments begin within one year of the deceased owner's death.

If the deceased owner was the annuitant, the new owner will be the joint owner, if any, or if there is no joint owner, the beneficiary.

If the deceased owner was not the annuitant, the new owner will be the joint owner, if any, or if there is no joint owner, the contingent owner named under the Contract. If there is no surviving joint or contingent owner, the new owner will be the deceased owner's estate.

If the new owner under (b) above dies after the deceased owner but before the entire interest has been distributed, any remaining distributions will be to the new owner's estate.

    (2)   If the deceased owner was also the annuitant, the death of owner provision shall apply in lieu of any provision providing payment under the Contract when the annuitant dies before the annuity start date.

    (3)   If any owner dies on or after the annuity start date, but before all proceeds payable under this Contract have been distributed, the Company will continue payments to the annuitant (or, if the deceased owner was the annuitant, to the beneficiary) under the payment method in effect at the time of the deceased owner's death.

    (4)   For purposes of this section, if any owner of this Contract is not an individual, the death or change of any annuitant shall be treated as the death of an owner.

Trust Beneficiary

If a trust is named as a beneficiary but we lack proof of the existence of the trust at the time proceeds are to be paid to the beneficiary, that beneficiary's interest will pass to any other beneficiaries according to their respective interests (or to the annuitant's estate or the annuitant's legal successors, if there are no other beneficiaries) unless proof of the existence of such trust is provided.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any contract owner of a Non-Qualified Contract dies before the annuity start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ING USA will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the annuitant dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect.

If any contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract.

THE ANNUITY OPTIONS

Selecting the Annuity Start Date

You, as the owner, select an annuity start date at the date of purchase and may elect a new annuity start date at any time by making a written request to the Company at its Customer Service Center at least seven days prior to the annuity start date. The annuity start date must be at least 1 year from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70½, or, in some cases, retire. Distributions may be made through annuitization or withdrawals. Consult your tax adviser.

Selecting a Payment Plan

On the annuity start date, we will begin making payments to the contract owner under a payment plan. We will make these payments under the payment plan you choose. The amount of the payments will be determined by applying the maturity proceeds to the payment plan. If payment Plan A, Option 1; Plan B; or Plan C are elected, the maturity proceeds will be the Contract value less any applicable taxes not previously deducted. If the maturity proceeds are paid in cash or by any other method not listed above, the maturity proceeds equal the contract value less:

(1) any applicable taxes not previously deducted; less

(2) the withdrawal charge, if any; less

(3) the annual contract administrative charge, if any.

You must elect a payment plan in writing at least seven (7) days before the annuity start date. If no election is made, an automatic option of monthly income for a minimum of 120 months and as long thereafter as the annuitant lives will be applied.

The owner chooses a plan by sending a written request to the Customer Service Center. The Company will send the owner the proper forms to complete. The request, when recorded at the Company's Customer Service Center, will be in effect from the date it was signed, subject to any payments or actions taken by the Company before the recording. If, for any reason, the person named to receive payments (the payee) is changed, the change will go into effect when the request is recorded at the Company's Customer Service Center, subject to any payments or actions taken by the Company before the recording.

Fixed Payment Plans

After the first Contract year, the maturity proceeds may be applied under one or more of the payment plans described below. Payment plans not specified below may be available only if they are approved both by the Company and the owner.

No withdrawal charge is deducted if Plan A-Option 1, Plan B or Plan C is elected.

A plan is available only if the periodic payment is $100 or more. If the payee is other than a natural person (such as a corporation), a plan will be available only with our consent.

A supplementary contract will be issued in exchange for the Contract when payment is made under a payment plan. The effective date of a payment plan shall be a date upon which we and the owner mutually agree.

The minimum interest rate for Plans A and B is 3.0% a year, compounded yearly. The minimum rates for Plan C were based on the 1983a Annuity Table at 3.0% interest, compounded yearly. The Company may pay a higher rate at its discretion.

Annuity Payment Plans	
Plan A. Interest	
Option 1	The contract value, less any applicable taxes not previously deducted, may be left on deposit with the Company for five (5) years. We will make fixed payments monthly, quarterly, semi-annually, or annually. We do not make monthly payments if the contract value applied to this option is less than $100,000. You may not withdraw the proceeds until the end of the five (5) year period.
Option 2	The cash surrender value may be left on deposit with us for a specified period. Interest will be paid annually. All or part of the proceeds may be withdrawn at any time.
Plan B. Fixed Period	
	The contract value, less any applicable taxes not previously deducted, will be paid until the proceeds, plus interest, are paid in full. Payments may be paid annually or monthly for a period of not more than thirty (30) years nor less than five (5) years. The Contract provides for a table of minimum annual payments. They are based on the age of the annuitant or the beneficiary.
Plan C. Life Income	
	The contract value less any applicable taxes not previously deducted will be paid in monthly or annual payments for as long as the annuitant or beneficiary, whichever is appropriate, lives. We have the right to require proof satisfactory to it of the age and sex of such person and proof of continuing survival of such person. A minimum number of payments may be guaranteed, if desired. The Contract provides for a table of minimum annual payments. They are based on the age of the annuitant or the beneficiary.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account EQ invests, as well as any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments or Transfers
The Company reserves the right to suspend or postpone payments (in Illinois, for a period not exceeding six months) for withdrawals or transfers for any period when:

(1)   the New York Stock Exchange is closed (other than customary weekend and holiday closings);

(2)   trading on the New York Stock Exchange is restricted;

(3)   an emergency exists as a result of which disposal of securities held in the Separate Account EQ is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account EQ's net assets;

(4)   when the Company's Customer Service Center is closed; or

(5)   during any other period when the SEC, by order, so permits for the protection of owners; provided that applicable rules and regulations of the SEC will govern as to whether the conditions described in (2) and (3) exist.

In Case of Errors in Your Application

If the age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

Assigning the Contract as Collateral

You may assign a non-qualified Contract as collateral security for a loan but understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes ¾ Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity. You will be given advance notice of such changes.

Free Look

In most cases, you may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, your contract value includes a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and your request. We determine your contract value at the close of business on the day we receive your written refund request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of NASD, Inc. We offer the Contracts on a continuous basis.

DSI does not retain any commissions or compensation paid to it by ING USA for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and are NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.75% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 7.75% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc. Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., ING Brokers Network, LLC, ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Financial Advisers, ING Furman Selz Financial Services LLC, ING Funds Distributor, LLC, ING TT&S (U.S.) Securities, Inc., Investors Financial Group, LLC, Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc.

We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts.

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

We no longer offer the Contract to new purchasers.

OTHER INFORMATION

Voting Rights

We will vote the shares of a Trust owned by Separate Account EQ according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust's meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that subaccount. We will also vote shares we hold in Separate Account EQ which are not attributable to contract owners in the same proportion.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Trading -- Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account EQ as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the Contract.

Directed Services, Inc., the principal underwriter and distributor of Contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

Legal Matters

The legal validity of the Contracts was passed on by J. Neil McMurdie, Counsel for ING USA.

Experts

Certain financial statements appearing in the SAI, which is part of the registration statement, have been audited by Ernst & Young LLP, independent certified public accountants, as stated in their reports appearing therein, and have been so included or incorporated herein by reference upon the authority of such firm as experts in accounting and auditing. Their principal business address is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FEDERAL TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

Types of Contracts: Non-Qualified or Qualified

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

Tax Status of the Contracts

   Diversification Requirements. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account EQ, through the subaccounts, will satisfy these diversification requirements.

Investor Control. In certain circumstances, owners of non-qualified variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. It is possible that these Contract features may exceed the limits imposed by the tax law. If so, you would be treated as the owner of the Separate Account EQ assets that underlie your Contract and thus subject to current taxation on the income and gains from those assets. While we believe that the Contracts do not give contract owners investment control over Separate Account EQ assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account EQ assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts. Qualified Contracts are subject to special rules -- see below.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

Taxation of Non-Qualified Contracts

In General. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.

    Non-Natural Person. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Withdrawals. When a withdrawal from a non-qualified Contract occurs the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The market value adjustment could increase the contract value that applies. Thus, the income on the Contracts could be higher than the amount of income that would be determined without regard to such adjustment. As a result, you could have higher amounts of income than will be reported to you. There is, however, no definitive guidance on the proper tax treatment of such adjustments, and you may want to discuss the potential tax consequences of such adjustments with your tax adviser. There is, however, no definitive guidance on the proper tax treatment of such adjustments, and you may want to discuss the potential tax consequences of such adjustments with your tax adviser.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

Penalty Tax on Certain Withdrawals. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- made on or after the taxpayer reaches age 59½;
- made on or after the death of a contract owner;
- attributable to the taxpayer's becoming disabled; or
- made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Transfers, Assignments and Exchanges. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than an owner, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

Optional Benefit Riders. It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59 1/2. Although we do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit under the Contract.

Taxation of Qualified Contracts

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the later of the calendar year in which the plan participant for whose benefit the Contract is purchased (i) reaches age 70½ or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the plan participant reaches age 70½. For IRAs described in Section 408, distributions generally must commence no later than by April 1 of the calendar year following the calendar year in which the individual contract owner reaches age 70½. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death. **Please note that required minimum distributions under qualified Contracts may be subject to surrender charge and/or market value adjustment, in accordance with the terms of the Contract. This could affect the amount that must be taken from the Contract in order to satisfy required minimum distributions.**

In the case of a withdrawal under a qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a qualified Contract can be zero.

Direct Rollovers. If the Contract is used in connection with a pension, profit-sharing, or other plan qualified under section 401(a) of the Code, or is a tax-sheltered annuity under section 403(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible

rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, or section 403(b) annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, the plan administrator or its delegate is required to give you a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Corporate and Self-Employed Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice. The death benefit under the Contract could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Also, amounts in another IRA or individual retirement account can be rolled over or transferred tax-free to an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from any of these IRAs, you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit provision in the Contract comports with IRA qualification requirements.

Distributions -- IRAs. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA or certain qualified plans in accordance with the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

Distributions before age 59 ½ are also subject to a 10% tax penalty, unless an exception applies.

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts while the owner is living. These rules may dictate one or more of the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; or
- Distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the Contract over one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or

- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under traditional and Roth IRAs.

If your death occurs after you begin receiving minimum distributions under the Contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death. The death benefit under the Contract may affect the amount of the required minimum distribution that must be taken.

If your death occurs before you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2002, your entire balance must be distributed to the designated beneficiary by December 31, 2007. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time-frames:

- Over the life of the designated beneficiary; or

- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or

- December 31 of the calendar year in which you would have attained age 70½.

In lieu of taking a distribution under these rules, a spouse who is the sole beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account, and defer taking a distribution until his or her age 70½. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account, makes additional contributions to the account, or fails to take a distribution within the required time period.

Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or SIMPLE IRA, to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period.

Distributions -- Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. Under special ordering rules, a partial distribution will first be treated generally as a return of contributions which is not taxable and then as taxable accumulated earnings.

Notwithstanding the foregoing, a 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59½, severance from employment, death or disability. Distributions allocable to salary reduction contributions, but not earnings on such contributions, may also be distributed upon hardship. Certain penalties may apply. The death benefit under the Contract could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity contract. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

TSAs -- Loans. Loans may be available if you purchased your Contract in connection with a non-ERISA plan qualified under Section 403(b) of the Code ("TSA"). We do not currently permit loans under Section 403(b) Contracts that are subject to ERISA. If your Contract was issued in connection with a TSA and the terms of your plan permit, you may take a loan from us, using your surrender value as collateral for the loan. Loans are subject to the terms of the Contract, your 403(b) plan, and the Code. The amount and number of loans outstanding at any one time under your TSA are limited, whether under our contracts or those of other carriers. We may modify the terms of a loan to comply with changes in applicable law. Various mandatory repayment requirements apply to loans, and failure to repay generally would result in income to you and the potential application of tax penalties. We urge you to consult with a qualified tax advisor prior to effecting a loan transaction under your Contract. We may apply additional restrictions or limitations on loans, and you must make loan requests in accordance with our administrative practices and loan request procedures in effect at the time you submit your request. Read the terms of the loan agreement before submitting any request.

Any outstanding loan balance impacts the following:

1) Withdrawals and Charges: We determine amounts available for maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.

2) Death Benefits, Annuitization and Surrenders: We deduct the outstanding loan balance from any amounts otherwise payable and in determining the amount available for annuitization.

TSAs -- Distributions. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

- The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or

- You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless you had amounts under the Contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. The death benefit under the Contract and also certain other contract benefits, such as the living benefits, may affect the amount of the required minimum distribution that must be taken. If you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Other Tax Consequences

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Federal Income Tax Withholding

We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including withdrawals prior to the annuity starting date) and conversions of, and rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents
Distributor
Performance Information
Annuity Provisions
Financial Statements

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to our Customer Service Center; the address is shown on the cover.

– –

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT EQ.

Please Print or Type:

_____
Name

_____
Social Security Number

_____
Street Address

_____
City, State, Zip

PrimElite - 127499   01/02/2004

– –

Condensed Financial Information

The following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Equitable of Iowa Separate Account EQ available under the Contract for the indicated periods.

	Period Ended 09/30/03	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING MFS Mid Cap Growth										
AUV at Beginning of Period	$16.05	$31.80	$42.23	$39.59	$22.43	$18.52	$15.70	$13.21	$10.35	$10.00
AUV at End of Period	$19.98	$16.05	$31.80	$42.23	$39.59	$22.43	$18.52	$15.70	$13.21	$10.35
Number of Accumulation Units Outstanding at End of Period	4,642,165	4,997,660	6,138,195	6,870,355	5,971,726	5,924,179	4,824,912	2,602,724	759,597	63,781
ING MFS Research										
AUV at Beginning of Period	$15.14	$20.44	$26.39	$28.04	$22.89	$18.87	$15.93	$13.10	$9.72	$10.00
AUV at End of Period	$16.85	$15.14	$20.44	$26.39	$28.04	$22.89	$18.87	$15.93	$13.10	$9.72
Number of Accumulation Units Outstanding at End of Period	8,114,281	9,139,249	11,117,780	12,794,990	13,175,088	14,188,265	10,839,609	4,845,240	1,255,752	69,177
ING MFS Total Return										
AUV at Beginning of Period	$19.23	$20.56	$20.75	$18.06	$17.72	$16.10	$13.51	$12.05	$9.81	$10.00
AUV at End of Period	$20.76	$19.23	$20.56	$20.75	$18.06	$17.72	$16.10	$13.51	$12.05	$9.81
Number of Accumulation Units Outstanding at End of Period	7,905,989	8,639,777	9,848,165	10,447,290	11,904,647	12,496,328	9,244,010	4,354,338	1,312,565	33,106
Smith Barney Select Balanced										
AUV at Beginning of Period	$11.73	$12.72	$13.08	$12.66	$11.94	$11.06	$10.00 [6]			
AUV at End of Period	$12.97	$11.73	$12.72	$13.08	$12.66	$11.94	$11.06			
Number of Accumulation Units Outstanding at End of Period	3,221,094	3,659,939	4,394,969	4,040,294	4,619,781	5,192,282	2,668,340			
Smith Barney Select Growth										
AUV at Beginning of Period	$9.57	$11.85	$13.33	$14.21	$12.41	$11.05	$10.00 [6]			
AUV at End of Period	$11.16	$9.57	$11.85	$13.33	$14.21	$12.41	$11.05			
Number of Accumulation Units Outstanding at End of Period	2,975,377	3,472,468	4,172,221	4,629,859	5,002,401	5,364,430	2,767,614			
Smith Barney Select High Growth										
AUV at Beginning of Period	$9.21	$12.25	$14.13	$15.47	$12.37	$10.87	$10.00 [6]			
AUV at End of Period	$11.12	$9.21	$12.25	$14.13	$15.47	$12.37	$10.87			
Number of Accumulation Units Outstanding at End of Period	1,887,323	2,139,444	2,580,600	3,063,274	3,133,146	3,351,573	1,866,333			
Appreciation										
AUV at Beginning of Period	$13.88	$17.07	$18.03	$18.36	$16.47	$14.01	$11.25	$10.00 [5]		
AUV at End of Period	$15.46	$13.88	$17.07	$18.03	$18.36	$16.47	$14.01	$11.25		
Number of Accumulation Units Outstanding at End of Period	3,102,678	3,489,321	4,150,696	4,501,934	5,018,540	4,865,715	2,178,061	497,034		
Smith Barney High Income										
AUV at Beginning of Period	$11.28	$11.82	$12.46	$13.74	$13.58	$13.72	$12.22	$10.94	$10.00 [3]	
AUV at End of Period	$13.46	$11.28	$11.82	$12.46	$13.74	$13.58	$13.72	$12.22	$10.94	
Number of Accumulation Units Outstanding at End of Period	973,782	1,018,268	1,212,079	1,311,976	1,532,713	1,927,035	1,544,985	670,736	72,283	

	Period Ended 09/30/03	2002	2001	2000	1999	1998	1997	1996	1995	1994
Smith Barney International All Cap Growth										
AUV at Beginning of Period	$8.82	$12.04	$17.74	$23.61	$14.28	$13.59	$13.42	$11.56	$10.00 [(2)]	
AUV at End of Period	$9.96	$8.82	$12.04	$17.74	$23.61	$14.28	$13.59	$13.42	$11.56	
Number of Accumulation Units Outstanding at End of Period	1,359,462	1,538,169	1,827,559	2,027,180	1,887,698	2,094,602	1,734,163	804,975	154,388	
Smith Barney Large Cap Value										
AUV at Beginning of Period	$14.09	$19.16	$21.16	$18.98	$19.24	$17.77	$14.23	$12.05	$10.00 [(3)]	
AUV at End of Period	$15.63	$14.09	$19.16	$21.16	$18.98	$19.24	$17.77	$14.23	$12.05	
Number of Accumulation Units Outstanding at End of Period	2,994,060	3,377,165	4,001,712	4,340,018	5,498,196	6,212,287	4,212,327	1,579,649	295,134	
Smith Barney Money Market										
AUV at Beginning of Period	$12.53	$12.55	$12.27	$11.74	$11.37	$10.97	$10.59	$10.23	$10.00 [(4)]	
AUV at End of Period	$12.46	$12.53	$12.55	$12.27	$11.74	$11.37	$10.97	$10.59	$10.23	
Number of Accumulation Units Outstanding at End of Period	932,688	1,254,712	1,406,526	754,497	1,482,594	770,258	1,144,259	348,906	125,048	

Footnotes

(1) Fund First Available during October 1994
(2) Fund First Available during March 1995
(3) Fund First Available during April 1995
(4) Fund First Available during May 1995
(5) Fund First Available during March 1996
(6) Fund First Available during February 1997

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
Mid-Cap Growth Series	ING MFS Mid-Cap Growth Portfolio
Research Series	ING MFS Research Portfolio
Total Return Series	ING MFS Total Return Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust (*formerly the GCG Trust*)	
ING MFS Mid-Cap Growth Portfolio (Service Class) (formerly Mid-Cap Growth Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Massachusetts Financial Services Company	A *nondiversified* Portfolio that seeks long-term growth of capital. The Portfolio normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations (or "mid-cap companies") which the Portfolio Manager believes have above-average growth potential.
ING MFS Research Portfolio (Service Class) (formerly Research Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Massachusetts Financial Services Company	Seeks long-term growth of capital and future income. The Portfolio normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). The Portfolio focuses on companies that the Portfolio Manager believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MFS Total Return Portfolio (Service Class) (formerly Total Return Series) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. The Portfolio is a "balanced fund," and invests in a combination of equity and fixed income securities.

Greenwich Street Series Fund

Appreciation Portfolio *Investment Adviser:* Smith Barney Fund Management LLC	Seeks long term appreciation of capital by investing, under normal circumstances, in the equity securities of companies of medium and large capitalization, but may also invest in small capitalization companies.

Travelers Series Fund, Inc.

Smith Barney High Income Portfolio *Investment Adviser:* Smith Barney Fund Management LLC	Seeks to achieve, primarily, a high level of current income and secondarily, capital appreciation by investing in under normal market conditions, at least 80% of the value of its net assets plus any borrowings for investment purposes, in high yield corporate debt obligations and preferred stock of U.S. and foreign issuers or other investments with similar economic characteristics. Up to 20% of the fund's net assets, plus any borrowings for investment purposes, may be invested in common stock or common stock equivalents, including convertible securities, options, warrants and rights.
Smith Barney International All Cap Growth Portfolio *Investment Adviser:* Smith Barney Fund Management LLC	Seeks total return on its assets from growth of capital and income by investing primarily in equity securities of foreign companies.
Smith Barney Large Cap Value Portfolio *Investment Adviser:* Smith Barney Fund Management LLC	Seeks current income and long-term growth of income and capital by investing, under normal conditions, at least 80% of the value of its net assets plus any borrowings for investment purposes, in equity securities or other investments with similar economic characteristics of U.S. companies with large market characteristics.
Smith Barney Money Market Portfolio *Investment Adviser:* Smith Barney Fund Management LLC	Seeks to maximize current income consistent with preservation of capital. The fund seeks to maintain a stable $1 share price.

Smith Barney Allocation Series Inc.

Select Balanced Portfolio *Investment Adviser:* Travelers Investment Adviser, Inc.	Seeks to obtain a balance of growth of capital and income by investing in Smith Barney mutual funds, which are equity and bond funds. The investment adviser periodically adjusts the allocation of the portfolio's assets among different Smith Barney funds depending upon the manager's outlook for the equity and bond markets in general, particular sectors of such markets and the performance outlook for the underlying funds.
Select Growth Portfolio *Investment Adviser:* Travelers Investment Adviser, Inc.	Seeks to long-term growth of capital by investing in Smith Barney mutual funds, which are primarily equity funds. The investment adviser periodically adjusts the allocation of the portfolio's assets among different Smith Barney funds depending upon the manager's outlook for the equity markets in general, particular sectors of such markets and the performance outlook for the underlying funds.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Select High Growth Portfolio *Investment Adviser:* Travelers Investment Adviser, Inc.	Seeks capital appreciation by investing in Smith Barney mutual funds, which are primarily equity funds. The investment adviser periodically adjusts the allocation of the portfolio's assets among different Smith Barney funds depending upon the manager's outlook for the equity markets in general, particular sectors of such markets and the performance outlook for the underlying funds.

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Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $22,500 (sum of $15,000 earnings and $75,000 x .10) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $4,500 ($27,000 - $22,500) is considered an excess withdrawal of a part of the initial premium payment of $25,000 and would be subject to a 4% surrender charge of $180 ($4,500 x .04).

ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Statement of Additional Information

Individual Flexible Purchase Payment

EQUI-SELECT

DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS

ISSUED BY
SEPARATE ACCOUNT EQ (FORMERLY KNOWN AS
EQUITABLE LIFE INSURANCE COMPANY OF IOWA SEPARATE ACCOUNT A)
AND
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus dated January 2, 2004, for the Individual Flexible Purchase Payment Deferred Variable and Fixed Annuity Contracts which are referred to herein. The Prospectus concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus call or write the Company at its Customer Service Center: P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF
STATEMENT OF ADDITIONAL INFORMATION:
JANUARY 2, 2004

TABLE OF CONTENTS

Item	Page

Distributor 1
Performance Information 1
Annuity Provisions 1
Financial Statements 2

Distributor

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of the Company, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Company. Prior to Directed Services, Inc. becoming distributor and principal underwriter of the Contracts, the variable insurance products were distributed by ING Funds Distributors, Inc. (formerly, Equitable Securities Network, Inc.), which is also an affiliate of the Company. For the years ended 2002, 2001 and 2000 commissions paid by the Company to the principal underwriter of the Contracts aggregated $4,169,000, $6,417,000 and $1,891,000, respectively.

Performance Information

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include yield or average annual total return figures for the time periods indicated in the advertisement. Such yield or total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a 0.15% Administrative Charge, the expenses for the underlying Portfolio being advertised and any applicable Annual Contract Maintenance Charge and Withdrawal Charges.

Owners should note that the investment results of each Subaccount will fluctuate over time, and any presentation of the Subaccount's total return or yield for any period should not be considered as a representation of what an investment may earn or what an Owner's total return or yield may be in any future period.

Annuity Provisions

Currently, the Company makes available payment plans on a fixed basis only. (See the Prospectus -- "Contract Proceeds -- Fixed Payment Plans" for a description of the Payment Plans.)

FINANCIAL STATEMENTS

The statement of assets and liabilities of Equitable Life Insurance Company of Iowa Separate Account A as of December 31, 2002, and the related statement of operations for the year ended December 31, 2002 and statements of changes in net assets for each of the two years ended December 31, 2002, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein. The statement of assets and liabilities of Equitable Life Insurance Company of Iowa Separate Account A as of September 30, 2003, and the related statement of operations for the nine-month period ended September 30, 2003 and changes in net assets for the nine-month period ended September 30, 2003 and 2002, appearing herein, are unaudited.

The pro forma financial statements of ING USA, reflecting the merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA), appearing herein, are unaudited.

The consolidated balance sheet of Golden American Life Insurance Company at December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2002, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein. The consolidated balance sheet of Golden American Life Insurance Company as of September 30, 2003, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for the nine-month periods ended September 30, 2003 and 2002, appearing herein, are unaudited. Financial statements of Golden American Life Insurance Company should be considered only as bearing on Golden American's ability to meet Golden American's obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in Equitable Life Insurance Company of Iowa Separate Account A.

We also are required to include several additional financial statements in this Statement of Additional Information because of the January 1, 2004 merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA). The statutory-basis balance sheets as of December 31, 2002 and December 31, 2001, and the related statutory-basis statements of operations, cash flows, and changes in capital and surplus for the two years ended December 31, 2002 of Ameribest Life Insurance Company, Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing herein. The statutory-basis balance sheet as of September 30, 2003 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the nine-month periods ended September 30, 2003 and 2002 of Equitable Life Insurance Company of Iowa (which includes Ameribest Life Insurance Company), United Life & Annuity Insurance Company, and USG Annuity & Life Company, appearing herein, are unaudited.

Equitable Life Insurance Company of Iowa
Separate Account A

Financial Statements

Year ended December 31, 2002

Contents

Report of Independent Auditors   ELIC -- S-2

Audited Financial Statements

Statement of Assets and Liabilities   ELIC -- S-3

Statement of Operations   ELIC -- S-9

Statements of Changes in Net Assets   ELIC -- S-15

Notes to Financial Statements   ELIC -- S-25

Report of Independent Auditors

The Board of Directors and Participants
Equitable Life Insurance Company of Iowa

We have audited the accompanying statement of assets and liabilities of Equitable Life Insurance Company of Iowa Separate Account A (the "Account") (comprised of the GCG Trust All Cap, GCG Trust Capital Appreciation, GCG Trust Capital Growth, GCG Trust Capital Guardian Small Cap, GCG Trust Core Bond, GCG Trust Developing World, GCG Trust Equity Income, GCG Trust Fully Managed, GCG Trust Growth, GCG Trust Hard Assets, GCG Trust International Equity, GCG Trust Investors, GCG Trust Large Cap Value, GCG Trust Limited Maturity Bond, GCG Trust Liquid Assets, GCG Trust Managed Global, GCG Trust Mid-Cap Growth, GCG Trust Real Estate, GCG Trust Research, GCG Trust Strategic Equity, GCG Trust Total Return, GCG Trust Value Equity, GCG Trust Van Kampen Growth and Income, ING VP Worldwide Growth, Greenwich Appreciation, PIMCO High Yield, PIMCO StocksPLUS Growth and Income, Prudential Jennison, Smith Barney Select Balanced, Smith Barney Select Conservative, Smith Barney Select Growth, Smith Barney Select High Growth, Smith Barney High Income, Smith Barney Select Income, Smith Barney International All Cap Growth, Smith Barney Large Cap Value and Smith Barney Money Market Divisions) as of December 31, 2002, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the Equitable Life Insurance Company of Iowa Separate Account A at December 31, 2002, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 14, 2003

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Assets and Liabilities

December 31, 2002
(Dollars in thousands, except for unit data)

	GCG Trust All Cap	GCG Trust Capital Appreciation	GCG Trust Capital Growth	GCG Trust Capital Guardian Small Cap	GCG Trust Core Bond
Assets					
Investments in mutual funds at fair value	$4,399	$3,558	$39,965	$20,507	$11,090
Total assets	4,399	3,558	39,965	20,507	11,090
Net assets	$4,399	$3,558	$39,965	$20,507	$11,090
Accumulation units outstanding	514,966	236,488	3,960,030	1,562,068	872,902
Value per accumulation unit	$8.55	$15.06	$10.10	$13.14	$12.71
Total number of mutual fund shares	514,346	355,176	4,484,375	2,618,219	1,068,248
Cost of mutual fund shares	$5,672	$4,997	$67,412	$29,206	$11,133

See accompanying notes.

GCG Trust Developing World	GCG Trust Equity Income	GCG Trust Fully Managed	GCG Trust Growth	GCG Trust Hard Assets	GCG Trust International Equity	GCG Trust Investors
$1,908	$5,182	$34,302	$50,973	$1,157	$18,980	$2,622
1,908	5,182	34,302	50,973	1,157	18,980	2,622
$1,908	$5,182	$34,302	$50,973	$1,157	$18,980	$2,622
306,642	253,526	1,227,501	4,849,912	82,414	2,652,840	325,164
$6.23	$20.45	$27.96	$10.52	$14.05	$7.16	$8.07
301,197	533,385	2,003,635	5,249,858	118,064	2,755,397	327,232
$2,235	$5,824	$35,437	$96,352	$1,240	$33,487	$3,474

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Assets and Liabilities (continued)

December 31, 2002
(Dollars in thousands, except for unit data)

	GCG Trust Large Cap Value	GCG Trust Limited Maturity Bond	GCG Trust Liquid Asset	GCG Trust Managed Global	GCG Trust Mid-Cap Growth
Assets					
Investments in mutual funds at fair value	$4,947	$37,727	$39,345	$1,966	$80,145
Total assets	4,947	37,727	39,345	1,966	80,145
Net assets	$4,947	$37,727	$39,345	$1,966	$80,145
Accumulation units outstanding	657,418	1,872,146	2,484,858	142,642	4,997,660
Value per accumulation unit	$7.53	$20.16	$15.84	$13.80	$16.05
Total number of mutual fund shares	639,508	3,299,147	39,360,433	237,371	11,049,696
Cost of mutual fund shares	$6,125	$36,695	$39,360	$2,453	$230,405

See accompanying notes.

GCG Trust Real Estate	GCG Trust Research	GCG Trust Strategic Equity	GCG Trust Total Return	GCG Trust Value Equity	GCG Trust Van Kampen Growth and Income	ING VP Worldwide Growth
$5,819	$138,266	$4,527	$166,050	$2,229	$39,777	$342
5,819	138,266	4,527	166,050	2,229	39,777	342
$5,819	$138,266	$4,527	$166,050	$2,229	$39,777	$342
207,524	9,139,249	457,280	8,639,777	148,682	2,188,290	65,581
$28.06	$15.14	$9.91	$19.23	$15.00	$18.19	$5.21
389,009	11,572,040	504,201	11,219,015	174,197	2,310,259	63,550
$6,290	$226,840	$6,635	$177,752	$2,638	$52,719	$486

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Assets and Liabilities (continued)

December 31, 2002
(Dollars in thousands, except for unit data)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison	Smith Barney Select Balanced
Assets					
Investments in mutual funds at fair value	$48,404	$3,603	$6,464	$377	$42,913
Total assets	48,404	3,603	6,464	377	42,913
Net assets	$48,404	$3,603	$6,464	$377	$42,913
Accumulation units outstanding	3,489,321	366,315	803,498	88,519	3,659,939
Value per accumulation unit	$13.88	$9.84	$8.05	$4.27	$11.73
Total number of mutual fund shares	2,754,680	502,811	892,292	29,784	4,458,538
Cost of mutual fund shares	$57,137	$3,745	$7,099	$405	$52,047

See accompanying notes.

Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
$33,211	$19,688	$11,480	$13,559	$47,557	$15,717
33,211	19,688	11,480	13,559	47,557	15,717
$33,211	$19,688	$11,480	$13,559	$47,557	$15,717
3,472,468	2,139,444	1,018,268	1,538,169	3,377,165	1,254,712
$9.57	$9.21	$11.28	$8.82	$14.09	$12.53
4,373,934	2,386,310	1,834,596	1,543,442	3,598,795	15,716,932
$49,114	$29,782	$18,814	$23,909	$70,793	$15,722

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Operations

For the year ended December 31, 2002
(Dollars in thousands)

	GCG Trust All Cap	GCG Trust Capital Appreciation	GCG Trust Capital Growth	GCG Trust Capital Guardian Small Cap
Net investment income (loss)				
Income:				
Dividends	$ 11	$ 5	$ -	$ 32
Total investment income	11	5	-	32
Expenses:				
Mortality and expense risk and other charges	94	74	807	424
Total expenses	94	74	807	424
Net investment income (loss)	(83)	(69)	(807)	(392)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(760)	(811)	(7,413)	(10,789)
Capital gains distributions	-	1	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(760)	(810)	(7,414)	(10,789)
Net unrealized appreciation (depreciation) of investments	(1,127)	(804)	(12,571)	2,910
Net increase (decrease) in net assets resulting from operations	$(1,970)	$(1,683)	$(20,792)	$(8,271)

See accompanying notes.

GCG Trust Core Bond	GCG Trust Developing World	GCG Trust Equity Income	GCG Trust Fully Managed	GCG Trust Growth	GCG Trust Hard Assets	GCG Trust International Equity	GCG Trust Investors
$ 241	$ -	$ 75	$ 526	$ -	$ 7	$ 167	$ 22
241	-	75	526	-	7	167	22
133	41	90	543	1,082	14	367	48
133	41	90	543	1,082	14	367	48
108	(41)	(15)	(17)	(1,082)	(7)	(200)	(26)
(267)	(851)	(553)	434	(33,544)	(41)	(5,800)	(246)
14	(2)	25	376	3	-	(2)	1
(253)	(853)	(528)	810	(33,541)	(41)	(5,802)	(245)
730	549	(492)	(1,822)	8,389	(56)	1,586	(629)
$585	$(345)	$(1,035)	$(1,029)	$(26,234)	$(104)	$(4,416)	$(900)

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Operations (continued)

For the year ended December 31, 2002
(Dollars in thousands)

	GCG Trust Large Cap Value	GCG Trust Limited Maturity Bond	GCG Trust Liquid Asset	GCG Trust Managed Global
Net investment income (loss)				
Income:				
Dividends	$ 12	$1,138	$ 581	$ 3
Total investment income	12	1,138	581	3
Expenses:				
Mortality and expense risk and other charges	80	516	697	33
Total expenses	80	516	697	33
Net investment income (loss)	(68)	622	(116)	(30)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(413)	471	-	(427)
Capital gains distributions	4	72	-	(1)
Total realized gain (loss) on investments and capital gains distributions	(409)	543	-	(428)
Net unrealized appreciation (depreciation) of investments	(1,085)	685	-	(57)
Net increase (decrease) in net assets resulting from operations	$(1,562)	$1,850	$(116)	$(515)

See accompanying notes.

GCG Trust Mid-Cap Growth	GCG Trust Real Estate	GCG Trust Research	GCG Trust Strategic Equity	GCG Trust Total Return	GCG Trust Value Equity	GCG Trust Van Kampen Growth and Income	ING VP Worldwide Growth
$ -	$ 199	$ 712	$ -	$ 3,863	$ 17	$ 392	$ -
-	199	712	-	3,863	17	392	-
1,911	84	2,829	105	2,881	42	753	6
1,911	84	2,829	105	2,881	42	753	6
(1,911)	115	(2,117)	(105)	982	(25)	(361)	(6)
(24,704)	(56)	(13,584)	(1,734)	1,509	(319)	(2,007)	(18)
12	67	7	1	70	8	2	-
(24,692)	11	(13,577)	(1,733)	1,579	(311)	(2,005)	(18)
(64,615)	(438)	(40,071)	(875)	(15,660)	(246)	(6,075)	(76)
$(91,218)	$(312)	$(55,765)	$(2,713)	$(13,099)	$(582)	$(8,441)	$(100)

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Operations (continued)

For the year ended December 31, 2002
(Dollars in thousands)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison
Net investment income (loss)				
Income:				
Dividends	$ 817	$ 341	$ 186	$ -
Total investment income	817	341	186	-
Expenses:				
Mortality and expense risk and other charges	908	65	105	7
Total expenses	908	65	105	7
Net investment income (loss)	(91)	276	81	(7)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(36)	(452)	(3,364)	(106)
Capital gains distributions	(2)	(1)	3	-
Total realized gain (loss) on investments and capital gains distributions	(38)	(453)	(3,361)	(106)
Net unrealized appreciation (depreciation) of investments	(12,399)	47	1,598	(41)
Net increase (decrease) in net assets resulting from operations	$(12,528)	$(130)	$(1,682)	$(154)

See accompanying notes.

Smith Barney Select Balanced	Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
$3,173	$ 4,272	$ 268	$2,936	$ 160	$ 2,231	$218
3,173	4,272	268	2,936	160	2,231	218
750	633	399	197	269	942	289
750	633	399	197	269	942	289
2,423	3,639	(131)	2,739	(109)	1,289	(71)
(1,225)	(1,022)	(715)	(2,026)	(877)	(1,971)	-
-	2,278	13	-	1	(2)	-
(1,225)	1,256	(702)	(2,026)	(876)	(1,973)	-
(5,545)	(13,800)	(6,396)	(1,378)	(4,578)	(18,368)	-
$(4,347)	$(8,905)	$(7,229)	$ (665)	$(5,563)	$(19,052)	$(71)

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	GCG Trust All Cap	GCG Trust Capital Appreciation	GCG Trust Capital Growth
Net assets at January 1, 2001	$3,498	$7,486	$94,977
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(18)	(89)	(1,171)
Net realized gain (loss) on investments and capital gains distributions	(96)	(834)	(1,822)
Net unrealized appreciation (depreciation) of investments	(78)	(91)	(11,343)
Net increase (decrease) in net assets resulting from operations	(192)	(1,014)	(14,336)
Changes from principal transactions:			
Purchase payments	480	420	2,764
Contract distributions and terminations	(415)	(290)	(2,877)
Transfer payments from (to) other Divisions, net	3,357	(940)	(10,528)
Increase (decrease) in net assets derived from principal transactions	3,422	(810)	(10,641)
Total increase (decrease)	3,230	(1,824)	(24,977)
Net assets at December 31, 2001	6,728	5,662	70,000
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(83)	(69)	(807)
Net realized gain (loss) on investments and capital gains distributions	(760)	(810)	(7,414)
Net unrealized appreciation (depreciation) of investments	(1,127)	(804)	(12,571)
Net increase (decrease) in net assets resulting from operations	(1,970)	(1,683)	(20,792)
Changes from principal transactions:			
Purchase payments	377	377	1,776
Contract distributions and terminations	(363)	(227)	(2,431)
Transfer payments from (to) other Divisions, net	(373)	(571)	(8,588)
Increase (decrease) in net assets derived from principal transactions	(359)	(421)	(9,243)
Total increase (decrease)	(2,329)	(2,104)	(30,035)
Net assets at December 31, 2002	$4,399	$3,558	$39,965

See accompanying notes.

GCG Trust Capital Guardian Small Cap	GCG Trust Core Bond	GCG Trust Developing World	GCG Trust Equity Income	GCG Trust Fully Managed	GCG Trust Growth	GCG Trust Hard Assets
$33,305	$6,976	$2,848	$2,868	$22,390	$149,234	$248
(434)	(84)	(15)	23	373	(1,690)	(3)
(10,004)	(90)	(456)	140	1,339	(7,527)	(13)
9,004	234	180	(210)	134	(36,688)	(25)
(1,434)	60	(291)	(47)	1,846	(45,905)	(41)
1,858	168	131	279	1,047	5,770	23
(1,296)	(339)	(136)	(339)	(1,278)	(4,479)	(9)
(1,873)	181	(207)	2,957	6,015	(14,356)	69
(1,311)	10	(212)	2,897	5,784	(13,065)	83
(2,745)	70	(503)	2,850	7,630	(58,970)	42
30,560	7,046	2,345	5,718	30,020	90,264	290
(392)	108	(41)	(15)	(17)	(1,082)	(7)
(10,789)	(253)	(853)	(528)	810	(33,541)	(41)
2,910	730	549	(492)	(1,822)	8,389	(56)
(8,271)	585	(345)	(1,035)	(1,029)	(26,234)	(104)
1,382	178	117	431	1,383	3,882	49
(1,029)	(570)	(116)	(231)	(1,858)	(2,955)	(34)
(2,135)	3,851	(93)	299	5,786	(13,984)	956
(1,782)	3,459	(92)	499	5,311	(13,057)	971
(10,053)	4,044	(437)	(536)	4,282	(39,291)	867
$20,507	$11,090	$1,908	$5,182	$34,302	$50,973	$1,157

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	GCG Trust International Equity	GCG Trust Investors	GCG Trust Large Cap Value
Net assets at January 1, 2001	$40,696	$2,948	$3,835
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(479)	(25)	(60)
Net realized gain (loss) on investments and capital gains distributions	(2,919)	(25)	(120)
Net unrealized appreciation (depreciation) of investments	(6,038)	(219)	(2)
Net increase (decrease) in net assets resulting from operations	(9,436)	(269)	(182)
Changes from principal transactions:			
Purchase payments	1,173	133	410
Contract distributions and terminations	(1,344)	(349)	(398)
Transfer payments from (to) other Divisions, net	(3,881)	1,321	2,108
Increase (decrease) in net assets derived from principal transactions	(4,052)	1,105	2,120
Total increase (decrease)	(13,488)	836	1,938
Net assets at December 31, 2001	27,208	3,784	5,773
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(200)	(26)	(68)
Net realized gain (loss) on investments and capital gains distributions	(5,802)	(245)	(409)
Net unrealized appreciation (depreciation) of investments	1,586	(629)	(1,085)
Net increase (decrease) in net assets resulting from operations	(4,416)	(900)	(1,562)
Changes from principal transactions:			
Purchase payments	896	102	421
Contract distributions and terminations	(935)	(344)	(329)
Transfer payments from (to) other Divisions, net	(3,773)	(20)	644
Increase (decrease) in net assets derived from principal transactions	(3,812)	(262)	736
Total increase (decrease)	(8,228)	(1,162)	(826)
Net assets at December 31, 2002	$18,980	$2,622	$4,947

See accompanying notes.

GCG Trust Limited Maturity Bond	GCG Trust Liquid Asset	GCG Trust Managed Global	GCG Trust Mid-Cap Growth	GCG Trust Real Estate	GCG Trust Research	GCG Trust Strategic Equity
$28,117	$33,989	$1,263	$290,161	$2,484	$337,706	$12,200
762	820	(23)	(2,656)	84	(3,703)	(152)
297	3	(291)	(4,056)	133	6,583	(4,132)
985	-	73	(64,015)	(51)	(78,089)	1,392
2,044	823	(241)	(70,727)	166	(75,209)	(2,892)
990	11,928	209	6,147	178	5,929	693
(1,805)	(66,550)	(78)	(8,115)	(155)	(9,551)	(507)
2,215	61,522	805	(22,261)	1,041	(31,651)	(741)
1,400	6,900	936	(24,229)	1,064	(35,273)	(555)
3,444	7,723	695	(94,956)	1,230	(110,482)	(3,447)
31,561	41,712	1,958	195,205	3,714	227,224	8,753
622	(116)	(30)	(1,911)	115	(2,117)	(105)
543	-	(428)	(24,692)	11	(13,577)	(1,733)
685	-	(57)	(64,615)	(438)	(40,071)	(875)
1,850	(116)	(515)	(91,218)	(312)	(55,765)	(2,713)
816	4,406	168	4,034	233	4,048	359
(2,177)	(62,990)	(67)	(5,173)	(252)	(7,906)	(269)
5,677	56,333	422	(22,703)	2,436	(29,335)	(1,603)
4,316	(2,251)	523	(23,842)	2,417	(33,193)	(1,513)
6,166	(2,367)	8	(115,060)	2,105	(88,958)	(4,226)
$37,727	$39,345	$1,966	$80,145	$5,819	$138,266	$4,527

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	GCG Trust Total Return	GCG Trust Value Equity	GCG Trust Van Kampen Growth and Income
Net assets at January 1, 2001	$216,748	$2,762	$70,757
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	5,588	(16)	(715)
Net realized gain (loss) on investments and capital gains distributions	8,790	(89)	(573)
Net unrealized appreciation (depreciation) of investments	(16,752)	(188)	(8,307)
Net increase (decrease) in net assets resulting from operations	(2,374)	(293)	(9,595)
Changes from principal transactions:			
Purchase payments	5,429	125	2,409
Contract distributions and terminations	(8,854)	(171)	(2,459)
Transfer payments from (to) other Divisions, net	(8,509)	500	(6,624)
Increase (decrease) in net assets derived from principal transactions	(11,934)	454	(6,674)
Total increase (decrease)	(14,308)	161	(16,269)
Net assets at December 31, 2001	202,440	2,923	54,488
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	982	(25)	(361)
Net realized gain (loss) on investments and capital gains distributions	1,579	(311)	(2,005)
Net unrealized appreciation (depreciation) of investments	(15,660)	(246)	(6,075)
Net increase (decrease) in net assets resulting from operations	(13,099)	(582)	(8,441)
Changes from principal transactions:			
Purchase payments	4,170	129	2,145
Contract distributions and terminations	(9,781)	(219)	(2,138)
Transfer payments from (to) other Divisions, net	(17,680)	(22)	(6,277)
Increase (decrease) in net assets derived from principal transactions	(23,291)	(112)	(6,270)
Total increase (decrease)	(36,390)	(694)	(14,711)
Net assets at December 31, 2002	$166,050	$2,229	$39,777

See accompanying notes.

ING VP Worldwide Growth	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison	Smith Barney Select Balanced	Smith Barney Select Conservative
$231	$81,169	$4,359	$8,740	$183	$52,848	$11,740
(4)	(283)	311	203	(3)	1,288	755
(16)	876	(322)	(738)	(97)	2,189	(781)
(49)	(5,088)	40	(558)	62	(5,398)	200
(69)	(4,495)	29	(1,093)	(38)	(1,921)	174
60	755	284	301	63	207	10
(4)	(2,661)	(284)	(275)	(10)	(3,135)	(334)
80	(3,917)	44	(35)	288	7,900	(11,590)
136	(5,823)	44	(9)	341	4,972	(11,914)
67	(10,318)	73	(1,102)	303	3,051	(11,740)
298	70,851	4,432	7,638	486	55,899	-
(6)	(91)	276	81	(7)	2,423	-
(18)	(38)	(453)	(3,361)	(106)	(1,225)	-
(76)	(12,399)	47	1,598	(41)	(5,545)	-
(100)	(12,528)	(130)	(1,682)	(154)	(4,347)	-
66	320	119	289	56	100	-
(4)	(2,933)	(241)	(248)	(21)	(2,663)	-
82	(7,306)	(577)	467	10	(6,076)	-
144	(9,919)	(699)	508	45	(8,639)	-
44	(22,447)	(829)	(1,174)	(109)	(12,986)	-
$342	$48,404	$3,603	$6,464	$377	$42,913	$ -

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney Select Income
Net assets at January 1, 2001	$61,706	$43,287	$3,317
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(804)	1,269	271
Net realized gain (loss) on investments and capital gains distributions	224	1,768	(353)
Net unrealized appreciation (depreciation) of investments	(6,185)	(8,765)	136
Net increase (decrease) in net assets resulting from operations	(6,765)	(5,728)	54
Changes from principal transactions:			
Purchase payments	480	385	2
Contract distributions and terminations	(1,662)	(1,219)	(92)
Transfer payments from (to) other Divisions, net	(4,315)	(5,115)	(3,281)
Increase (decrease) in net assets derived from principal transactions	(5,497)	(5,949)	(3,371)
Total increase (decrease)	(12,262)	(11,677)	(3,317)
Net assets at December 31, 2001	49,444	31,610	-
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	3,639	(131)	-
Net realized gain (loss) on investments and capital gains distributions	1,256	(702)	-
Net unrealized appreciation (depreciation) of investments	(13,800)	(6,396)	-
Net increase (decrease) in net assets resulting from operations	(8,905)	(7,229)	-
Changes from principal transactions:			
Purchase payments	294	250	-
Contract distributions and terminations	(1,847)	(855)	-
Transfer payments from (to) other Divisions, net	(5,775)	(4,088)	-
Increase (decrease) in net assets derived from principal transactions	(7,328)	(4,693)	-
Total increase (decrease)	(16,233)	(11,922)	-
Net assets at December 31, 2002	$33,211	$19,688	$ -

See accompanying notes.

Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
$16,345	$35,967	$91,846	$9,261
1,610	(396)	(102)	236
(884)	210	3,553	(1)
(1,537)	(11,179)	(12,057)	-
(811)	(11,365)	(8,606)	235
117	291	789	(179)
(604)	(731)	(3,286)	(36,467)
(717)	(2,158)	(4,065)	44,792
(1,204)	(2,598)	(6,562)	8,146
(2,015)	(13,963)	(15,168)	8,381
14,330	22,004	76,678	17,642
2,739	(109)	1,289	(71)
(2,026)	(876)	(1,973)	-
(1,378)	(4,578)	(18,368)	-
(665)	(5,563)	(19,052)	(71)
87	131	344	34
(909)	(637)	(2,730)	(51,044)
(1,363)	(2,376)	(7,683)	49,156
(2,185)	(2,882)	(10,069)	(1,854)
(2,850)	(8,445)	(29,121)	(1,925)
$11,480	$13,559	$47,557	$15,717

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Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements

December 31, 2002

1. Organization

Equitable Life Insurance Company of Iowa Separate Account A (the "Account") was established by Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Equitable Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business Equitable Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Equitable Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Equitable Life.

1. Organization (continued)

At December 31, 2002, the Account had, under the Equi-Select Variable Annuity product and the PrimElite product, thirty-five investment divisions (the "Divisions"), eleven of which invest in an independently managed mutual fund portfolio and twenty-four of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Investments, LLC. The assets in each Division are invested in shares of a designated Series ("Series," which may also be referred to as "Portfolio") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2002 and related Trusts are as follows:

The GCG Trust:
- All Cap Series
- Capital Appreciation Series
- Capital Growth Series
- Capital Guardian Small Cap Series
- Core Bond Series
- Developing World Series
- Equity Income Series
- Fully Managed Series
- Growth Series
- Hard Assets Series
- International Equity Series
- Investors Series
- Large Cap Value Series
- Limited Maturity Bond Series
- Liquid Asset Series
- Managed Global Series
- Mid-Cap Growth Series
- Real Estate Series
- Research Series
- Strategic Equity Series
- Total Return Series
- Value Equity Series
- Van Kampen Growth and Income Series

ING Variable Insurance Trust:
- ING VP Worldwide Growth Series

Greenwich Street Series Fund:
- Appreciation Portfolio

The PIMCO Variable Insurance Trust
- PIMCO High Yield Portfolio
- PIMCO StocksPLUS Growth and Income Portfolio

Prudential Series Fund, Inc.:
- Jennison Portfolio

Smith Barney Allocation Series Inc.:
- Smith Barney Select Balanced Portfolio
- Smith Barney Select Growth Portfolio
- Smith Barney Select High Growth Portfolio

Travelers Series Fund Inc.:
- Smith Barney High Income Portfolio
- Smith Barney International All Cap Growth Portfolio
- Smith Barney Large Cap Value Portfolio
- Smith Barney Money Market Portfolio

Following approval by their respective shareholders, the Smith Barney Select Income Series and Smith Barney Select Conservative Series were consolidated by a merger of their assets into the Smith Barney Select Balanced Series on April 27, 2001 at no cost to current Contractowners. Travelers Investment Adviser, Inc., the Series' manager, absorbed all costs associated with the merger.

1. Organization (continued)

On May 1, 2001, Pacific Investment Manager began serving as Portfolio Manager for the Global Fixed Income Series. At that date, the name of the Global Fixed Income Series was changed to the Core Bond Series.

On December 14, 2001, the consolidation of the Warburg Pincus International Equity Portfolio into the GCG Trust International Equity Series took place at no cost to contractowners. Shares of GCG Trust International Equity Series were substituted for shares of Warburg Pincus International Equity Portfolio.

The names of certain Divisions and Trusts were changed during 2002. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
The GCG Trust:	The GCG Trust:
GCG Trust Van Kampen Growth and Income	GCG Trust Rising Dividends
ING Variable Insurance Trust:	Pilgrim Variable Insurance Trust:
ING VP Worldwide Growth	Pilgrim Worldwide Growth

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Series or Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Series or Portfolio. Investment transactions in each Series or Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

2. Significant Accounting Policies (continued)

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of Equitable Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Equitable Life.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover the Company's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

Equitable Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% of the average daily net asset value of each Division of the Account to cover these risks.

Administrative Charges

A daily charge at an annual rate of 0.15% of the assets attributable to the Contracts is deducted for administrative fees.

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

3. Charges and Fees (continued)

Annual Contract Charges

An annual contract charge of $30 is deducted on each Contract anniversary prior to the maturity date, upon full withdrawal of a Contract's value or upon commencement of annuity payments if such withdrawal is made or annuity payments commence on a date other than the Contract anniversary.

Other Charges

A transfer charge computed as the lesser of 2% of the Contract value transferred or $25 will be imposed on each transfer between Divisions in excess of twelve in any one calendar year. A withdrawal charge may be imposed in the event of withdrawal of any portion of the Contract value or upon annuitization. The withdrawal charge is 8% of the amount withdrawn prior to the first anniversary of any purchase payment and reduces by 1% at each subsequent purchase payment anniversary.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity contracts issued by insurance companies. If the owner of a Contract lives in a state which levies such a tax, Equitable Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

4. Related Party Transactions

During the year ended December 31, 2002, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to The GCG Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.53% to 1.75% of the average net assets of each respective Series. In addition, management fees were paid indirectly to ING Investments, LLC, also an affiliate of the Company, in its capacity as investment adviser to ING Variable Insurance Trust. The Fund's advisory agreement provided for a fee at an annual rate of 1.00% of the average net assets of the ING VP Worldwide Growth Portfolio.

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2002		2001	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
The GCG Trust:				
All Cap	$ 2,753	$ 3,191	$6,067	$2,652
Capital Appreciation	1,013	1,497	3,064	3,950
Capital Growth	3,953	13,973	6,575	18,381
Capital Guardian Small Cap	3,660	5,815	7,404	9,146
Core Bond	6,924	3,338	1,092	1,149
Developing World	1,403	1,536	1,123	1,346
Equity Income	5,072	4,560	8,280	5,257
Fully Managed	14,097	8,407	18,532	11,887
Growth	8,055	22,144	40,269	54,933
Hard Assets	2,275	1,310	215	135
International Equity	1,442	5,442	6,564	11,090
Investors	639	924	1,847	764
Large Cap Value	2,061	1,386	3,554	1,492
Limited Maturity Bond	14,426	9,400	15,339	13,178
Liquid Asset	41,782	44,134	93,492	85,769
Managed Global	964	471	1,282	370
Mid-Cap Growth	2,594	28,268	9,558	36,159
Real Estate	5,314	2,711	4,019	2,824
Research	1,130	36,331	10,004	43,088
Strategic Equity	1,289	2,901	6,721	7,362
Total Return	7,626	29,772	21,204	23,295
Value Equity	1,333	1,461	2,954	2,479
Van Kampen Growth and Income	2,413	9,013	4,096	10,855
ING Variable Insurance Trust:				
ING VP Worldwide Growth	164	26	180	48
Greenwich Street Series Fund:				
Appreciation	2,645	12,629	3,206	9,310
The PIMCO Variable Insurance Trust:				
PIMCO High Yield	3,695	4,118	4,270	3,912
PIMCO StocksPLUS Growth and Income	6,130	5,534	2,231	2,034
Prudential Series Fund, Inc.:				
Jennison	552	512	639	299

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

5. Purchases and Sales of Investment Securities (continued)

| | Year ended December 31 | | | |
| | 2002 | | 2001 | |
	Purchases	Sales	Purchases	Sales
Smith Barney Allocation Series, Inc.:				
Smith Barney Select Balanced	$ 3,714	$ 9,912	$ 19,644	$ 11,626
Smith Barney Select Conservative	-	-	1,172	12,249
Smith Barney Select Growth	7,166	8,557	867	7,167
Smith Barney Select High Growth	433	5,228	3,648	6,643
Smith Barney Select Income	-	-	396	3,495
Travelers Series Fund Inc.:				
Smith Barney High Income	3,511	2,951	2,650	2,244
Smith Barney International All Cap Growth	293	3,275	350	3,342
Smith Barney Large Cap Value	3,338	12,092	5,663	9,436
Smith Barney Money Market	11,867	13,787	15,942	7,561

6. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | 2002 | | | 2001 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The GCG Trust:						
All Cap	265,309	327,805	(62,496)	508,907	233,125	275,782
Capital Appreciation	61,803	87,473	(25,670)	138,234	173,539	(35,305)
Capital Growth	349,176	1,171,605	(822,429)	442,956	1,179,222	(736,266)
Capital Guardian Small Cap	225,087	373,098	(148,011)	403,233	503,552	(100,319)
Core Bond	545,943	267,251	278,692	92,203	92,400	(197)
Developing World	200,945	225,545	(24,600)	137,981	182,355	(44,374)
Equity Income	221,863	207,628	14,235	340,416	221,047	119,369
Fully Managed	461,110	297,566	163,544	640,751	436,753	203,998
Growth	650,516	1,761,290	(1,110,774)	2,303,965	3,121,541	(817,576)
Hard Assets	147,672	85,752	61,920	14,342	8,943	5,399
International Equity	170,710	658,668	(487,958)	649,759	1,087,566	(437,807)
Investors	71,254	102,126	(30,872)	161,945	67,731	94,214
Large Cap Value	247,586	166,277	81,309	359,051	146,611	212,440
Limited Maturity Bond	684,183	467,777	216,406	771,006	698,209	72,797
Liquid Asset	2,615,374	2,763,369	(147,995)	5,883,067	5,447,155	435,912
Managed Global	63,638	32,678	30,960	68,425	19,254	49,171
Mid-Cap Growth	137,112	1,277,646	(1,140,534)	255,083	987,244	(732,161)
Real Estate	172,564	95,809	76,755	141,382	103,879	37,503
Research	27,412	2,005,941	(1,978,529)	178,427	1,855,638	(1,677,211)
Strategic Equity	107,789	245,707	(137,918)	435,524	485,008	(49,484)
Total Return	202,289	1,410,676	(1,208,387)	448,629	1,047,755	(599,126)
Value Equity	79,111	89,810	(10,699)	152,529	135,038	17,491
Van Kampen Growth & Income	108,977	437,940	(328,963)	157,825	478,245	(320,420)
INV Variable Insurance Trust:						
ING VP Worldwide Growth	27,714	4,637	23,077	22,428	6,357	16,071
Greenwich Street Series Fund:						
Appreciation Division	132,530	793,905	(661,375)	149,551	500,789	(351,238)
The PIMCO Variable Insurance Trust:						
PIMCO High Yield	343,918	416,419	(72,501)	387,179	383,913	3,266
PIMCO StocksPLUS Growth & Income	701,340	644,465	56,875	188,980	188,022	958
Prudential Series Fund, Inc.:						
Jennison Division	114,503	103,044	11,459	101,174	47,475	53,699
Smith Barney Allocation Series, Inc.:						
Smith Barney Select Balanced	48,699	783,729	(735,030)	1,209,063	854,388	354,675
Smith Barney Select Conservative	-	-	-	30,806	989,701	(958,895)
Smith Barney Select Growth	67,531	767,284	(699,753)	79,962	537,601	(457,639)
Smith Barney Select High Growth	21,739	462,895	(441,156)	16,601	499,274	(482,673)
Smith Barney Select Income	-	-	-	9,345	293,738	(284,393)

6. Changes in Units (continued)

| | Year ended December 31 | | | | | |
| | 2002 | | | 2001 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Travelers Series Fund Inc.:						
Smith Barney High Income	53,947	247,758	(193,811)	68,366	168,263	(99,897)
Smith Barney International All Cap Growth	13,100	302,490	(289,390)	27,641	227,262	(199,621)
Smith Barney Large Cap Value	76,669	701,217	(624,548)	93,042	431,348	(338,306)
Smith Barney Money Market	934,525	1,086,339	(151,814)	1,247,954	595,925	652,029

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

7. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Series or Portfolios, investment income ratios, and total return for the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust:						
All Cap						
2002	515	$ 8.55	$ 4,399	0.19%	1.40%	-26.61%
2001	577	$11.65	6,728	1.17%	1.40%	0.52%
2000	302	$11.59	3,498	*	*	*
Capital Appreciation						
2002	236	$15.06	3,558	0.12%	1.40%	-30.28%
2001	262	$21.60	5,662	0.07%	1.40%	-14.18%
2000	297	$25.17	7,486	*	*	*
Capital Growth						
2002	3,960	$10.10	39,965	-	1.40%	-31.01%
2001	4,782	$14.64	70,000	-	1.40%	-14.93%
2000	5,512	$17.21	94,977	*	*	*
Capital Guardian Small Cap						
2002	1,562	$13.14	20,507	0.12%	1.40%	-26.47%
2001	1,710	$17.87	30,560	0.11%	1.40%	-2.88%
2000	1,810	$18.40	33,305	*	*	*
Core Bond						
2002	873	$12.71	11,090	2.81%	1.40%	7.17%
2001	594	$11.86	7,046	0.24%	1.40%	1.02%
2000	594	$11.74	6,976	*	*	*

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust (continued):						
Developing World						
2002	307	$ 6.23	$ 1,908	-	1.40%	-12.01%
2001	331	$ 7.08	2,345	0.98%	1.40%	-6.60%
2000	376	$ 7.58	2,848	*	*	*
Equity Income						
2002	254	$20.45	5,182	1.32%	1.40%	-14.44%
2001	239	$23.90	5,718	1.98%	1.40%	-0.04%
2000	120	$23.91	2,868	*	*	*
Fully Managed						
2002	1,228	$27.96	34,302	1.51%	1.40%	-0.92%
2001	1,064	$28.22	30,020	2.92%	1.40%	8.37%
2000	860	$26.04	22,390	*	*	*
Growth						
2002	4,850	$10.52	50,973	-	1.40%	-30.52%
2001	5,961	$15.14	90,264	-	1.40%	-31.24%
2000	6,778	$22.02	149,234	*	*	*
Hard Assets						
2002	82	$14.05	1,157	0.79%	1.40%	-0.71%
2001	20	$14.15	290	-	1.40%	-13.30%
2000	15	$16.32	248	*	*	*
International Equity						
2002	2,653	$ 7.16	18,980	0.72%	1.40%	-17.32%
2001	3,141	$ 8.66	27,208	-	1.40%	-23.83%
2000	3,579	$11.37	40,696	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust (continued):						
Investors						
2002	325	$ 8.07	$ 2,622	0.71%	1.40%	-24.08%
2001	356	$10.63	3,784	0.81%	1.40%	-5.60%
2000	262	$11.26	2,948	*	*	*
Large Cap Value						
2002	657	$ 7.53	4,947	0.22%	1.40%	-24.85%
2001	576	$10.02	5,773	0.20%	1.40%	-5.02%
2000	364	$10.55	3,835	*	*	*
Limited Maturity Bond						
2002	1,872	$20.16	37,727	3.35%	1.40%	5.77%
2001	1,656	$19.06	31,561	3.96%	1.40%	7.32%
2000	1,583	$17.76	28,117	*	*	*
Liquid Asset						
2002	2,485	$15.84	39,345	1.43%	1.40%	0.00%
2001	2,633	$15.84	41,712	3.68%	1.40%	2.39%
2000	2,197	$15.47	33,989	*	*	*
Managed Global						
2002	143	$13.80	1,966	0.13%	1.40%	-21.28%
2001	112	$17.53	1,958	0.14%	1.40%	-13.17%
2000	63	$20.19	1,263	*	*	*
Mid-Cap Growth						
2002	4,998	$16.05	80,145	-	1.40%	-49.53%
2001	6,138	$31.80	195,205	0.34%	1.40%	-24.70%
2000	6,870	$42.23	290,161	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust (continued):						
Real Estate						
2002	208	$28.06	$ 5,819	3.78%	1.40%	-1.20%
2001	131	$28.40	3,714	4.13%	1.40%	6.61%
2000	93	$26.64	2,484	*	*	*
Research						
2002	9,139	$15.14	138,266	0.40%	1.40%	-25.93%
2001	11,118	$20.44	227,224	0.11%	1.40%	-22.55%
2000	12,795	$26.39	337,706	*	*	*
Strategic Equity						
2002	457	$ 9.91	4,527	-	1.40%	-32.63%
2001	595	$14.71	8,753	-	1.40%	-22.25%
2000	645	$18.92	12,200	*	*	*
Total Return						
2002	8,640	$19.23	166,050	2.08%	1.40%	-6.47%
2001	9,848	$20.56	202,440	4.16%	1.40%	-0.92%
2000	10,447	$20.75	216,748	*	*	*
Value Equity						
2002	149	$15.00	2,229	0.63%	1.40%	-18.21%
2001	159	$18.34	2,923	0.87%	1.40%	-5.76%
2000	142	$19.46	2,762	*	*	*
Van Kampen Growth and Income						
2002	2,188	$18.19	39,777	0.82%	1.40%	-15.98%
2001	2,517	$21.65	54,488	0.28%	1.40%	-13.19%
2000	2,838	$24.94	70,757	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
ING Variable Insurance Trust:						
ING VP Worldwide Growth						
2002	66	$ 5.21	$ 342	0.02%	1.40%	-25.68%
2001	43	$ 7.01	298	-	1.40%	-19.89%
2000	26	$ 8.75	231	*	*	*
Greenwich Street Series Fund:						
Appreciation						
2002	3,489	$13.88	48,404	1.39%	1.40%	-18.69%
2001	4,151	$17.07	70,851	1.10%	1.40%	-5.32%
2000	4,501	$18.03	81,169	*	*	*
The PIMCO Variable Insurance Trust:						
PIMCO High Yield						
2002	366	$ 9.84	3,603	8.19%	1.40%	-2.57%
2001	439	$10.10	4,432	7.88%	1.40%	0.90%
2000	436	$10.01	4,359	*	*	*
PIMCO StocksPLUS Growth and Income						
2002	803	$ 8.05	6,464	2.78%	1.40%	-21.31%
2001	747	$10.23	7,638	4.18%	1.40%	-12.71%
2000	746	$11.72	8,740	*	*	*
Prudential Series Fund, Inc.:						
Jennison						
2002	89	$ 4.27	377	-	1.40%	-32.33%
2001	77	$ 6.31	486	-	1.40%	-19.62%
2000	23	$ 7.85	183	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
Smith Barney Allocation Series Inc.:						
Smith Barney Select Balanced						
2002	3,660	$11.73	$42,913	6.43%	1.40%	-7.78%
2001	4,395	$12.72	55,899	3.72%	1.40%	-2.75%
2000	4,040	$13.08	52,848	*	*	*
Smith Barney Select Growth						
2002	3,472	$ 9.57	33,211	10.53%	1.40%	-19.24%
2001	4,172	$11.85	49,444	-	1.40%	-11.10%
2000	4,630	$13.33	61,706	*	*	*
Smith Barney Select High Growth						
2002	2,139	$ 9.21	19,688	1.07%	1.40%	-24.82%
2001	2,581	$12.25	31,610	5.05%	1.40%	-31.31%
2000	3,063	$14.13	43,287	*	*	*
Travelers Series Fund Inc.:						
Smith Barney High Income						
2002	1,018	$11.28	11,480	22.93%	1.40%	-4.57%
2001	1,212	$11.82	14,330	11.77%	1.40%	-5.14%
2000	1,312	$12.46	16,345	*	*	*
Smith Barney International All Cap Growth						
2002	1,538	$ 8.82	13,559	0.92%	1.40%	-26.74%
2001	1,828	$12.04	22,004	-	1.40%	-32.13%
2000	2,027	$17.74	35,967	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
Travelers Series Fund Inc. (continued):						
Smith Barney Large Cap Value						
2002	3,377	$14.09	$47,557	3.64%	1.40%	-26.46%
2001	4,002	$19.16	76,678	1.36%	1.40%	-9.45%
2000	4,340	$21.16	91,846	*	*	*
Smith Barney Money Market						
2002	1,255	$12.53	15,717	1.26%	1.40%	-0.08%
2001	1,407	$12.54	17,642	3.32%	1.40%	2.20%
2000	754	$12.27	9,261	*	*	*

* Not provided for 2000.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Financial Statements-Unaudited
Nine months ended September 30, 2003

Contents

Statement of Assets and Liabilities　　　　　　　　　ELIC - 9/30/03 S-2
Statement of Operations　　　　　　　　　　　　　　ELIC - 9/30/03 S-8
Statements of Changes in Net Assets　　　　　　　　　ELIC - 9/30/03 S-14
Notes to Financial Statements　　　　　　　　　　　　ELIC - 9/30/03 S-25

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING AIM Mid-Cap Growth	ING Alliance Mid-Cap Growth	ING Capital Guardian Large Cap Value	ING Capital Guardian Managed Global	ING Capital Guardian Small Cap	ING Developing World
Assets						
Investments in mutual funds at fair value	$ 5,148	$ 51,062	$ 7,627	$ 2,966	$ 24,859	$ 2,281
Total assets	5,148	51,062	7,627	2,966	24,859	2,281
Liabilities						
Due to (from) Equitable Life Insurance Company	4	31	3	2	17	2
Total liabilities	4	31	3	2	17	2
Net assets	$ 5,144	$ 51,031	$ 7,624	$ 2,964	$ 24,842	$ 2,279
Accumulation units outstanding	4,241,698	3,573,280	845,620	182,419	1,544,041	291,643
Value per accumulation unit	$ 12.41	$ 14.29	$ 9.02	$ 16.26	$ 16.10	$ 7.82
Total number of mutual fund shares	452,335	4,001,709	813,977	300,544	2,560,192	283,706
Cost of mutual fund shares	$ 5,416	$ 59,322	$ 7,447	$ 2,992	$ 25,582	$ 2,040

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003

(Dollars in thousands, except for unit data)

	ING Eagle Asset Value Equity	ING Hard Assets	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Assets						
Investments in mutual funds at fair value	$ 2,228	$ 1,109	$ 18,995	$ 3,451	$ 31,747	$ 27,610
Total assets	2,228	1,109	18,995	3,451	31,747	27,610
Liabilities						
Due to (from) Equitable Life Insurance Company	1	1	12	4	13	12
Total liabilities	1	1	12	4	13	12
Net assets	$ 2,227	$ 1,108	$ 18,983	$ 3,447	$ 31,734	$ 27,598
Accumulation units outstanding	135,998	64,201	2,345,102	202,985	1,552,443	1,750,776
Value per accumulation unit	$ 16.38	$ 17.28	$ 8.10	$ 17.00	$ 20.45	$ 15.77
Total number of mutual fund shares	157,667	91,011	2,413,535	301,666	2,706,456	27,610,188
Cost of mutual fund shares	$ 2,279	$ 923	$ 27,294	$ 3,818	$ 30,620	$ 27,610

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-3

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return	ING PIMCO Core Bond	ING Salomon Brothers All Cap
Assets						
Investments in mutual funds at fair value	$ 56,378	$ 92,741	$ 136,712	$ 164,093	$ 11,155	$ 5,426
Total assets	56,378	92,741	136,712	164,093	11,155	5,426
Liabilities						
Due to (from) Equitable Life Insurance Company	44	61	83	79	5	3
Total liabilities	44	61	83	79	5	3
Net assets	$ 56,334	$ 92,680	$ 136,629	$ 164,014	$ 11,150	$ 5,423
Accumulation units outstanding	4,439,200	4,642,165	8,113,467	7,904,268	850,259	525,218
Value per accumulation unit	$ 12.70	$ 19.98	$ 16.85	$ 20.76	$ 13.12	$ 10.33
Total number of mutual fund shares	4,753,657	10,157,798	10,164,447	10,160,537	1,029,084	519,275
Cost of mutual fund shares	$ 79,119	$ 201,704	$ 201,284	$ 161,754	$ 10,672	$ 5,366

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING Salomon Brothers Investors	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Growth and Income	ING Van Kampen Real Estate	ING VP Worldwide Growth
Assets						
Investments in mutual funds at fair value	$ 3,061	$ 34,966	$ 6,427	$ 41,301	$ 7,525	$ 483
Total assets	3,061	34,966	6,427	41,301	7,525	483
Liabilities						
Due to (from) Equitable Life Insurance Company	1	18	4	25	4	1
Total liabilities	1	18	4	25	4	1
Net assets	$ 3,060	$ 34,948	$ 6,423	$ 41,276	$ 7,521	$ 482
Accumulation units outstanding	330,555	1,134,895	286,282	2,032,545	213,425	80,567
Value per accumulation unit	$ 9.26	$ 30.81	$ 22.45	$ 20.32	$ 35.26	$ 5.99
Total number of mutual fund shares	329,176	1,832,611	596,151	2,123,460	395,840	77,018
Cost of mutual fund shares	$ 3,372	$ 32,738	$ 6,211	$ 48,689	$ 6,488	$ 512

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennision	Smith Barney Select Balanced	Smith Barney Select Growth
Assets						
Investments in mutual funds at fair value	$ 47,964	$ 6,833	$ 5,302	$ 469	$ 41,763	$ 33,220
Total assets	47,964	6,833	5,302	469	41,763	33,220
Liabilities						
Due to (from) Equitable Life Insurance Company	22	3	3	1	14	17
Total liabilities	22	3	3	1	14	17
Net assets	$ 47,942	$ 6,830	$ 5,299	$ 468	$ 41,749	$ 33,203
Accumulation units outstanding	3,102,486	601,515	571,998	94,918	3,219,996	2,976,694
Value per accumulation unit	$ 15.46	$ 11.36	$ 9.27	$ 4.94	$ 12.97	$ 11.16
Total number of mutual fund shares	2,424,848	863,783	635,784	31,603	3,881,291	3,711,195
Cost of mutual fund shares	$ 50,289	$ 6,587	$ 4,679	$ 424	$ 45,082	$ 41,359

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S -6

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
Assets					
Investments in mutual funds at fair value	$ 20,992	$ 13,108	$ 13,541	$ 46,802	$ 11,626
Total assets	20,992	13,108	13,541	46,802	11,626
Liabilities					
Due to (from) Equitable Life Insurance Company	14	5	7	22	3
Total liabilities	14	5	7	22	3
Net assets	$ 20,978	$ 13,103	$ 13,534	$ 46,780	$ 11,623
Accumulation units outstanding	1,887,769	972,857	1,359,549	2,994,381	933,101
Value per accumulation unit	$ 11.12	$ 13.46	$ 9.96	$ 15.63	$ 12.46
Total number of mutual fund shares	2,084,636	1,736,195	1,350,040	3,158,013	11,623,457
Cost of mutual fund shares	$ 26,115	$ 16,040	$ 21,208	$ 62,294	$ 11,619

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-7

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations - Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING AIM Mid-Cap Growth	ING Alliance Mid-Cap Growth	ING Capital Guardian Large Cap Value	ING Capital Guardian Managed Global	ING Capital Guardian Small Cap	ING Developing World
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ -
Total invesment income	-	-	-	-	-	-
Expenses:						
Mortality and expense risk and other charges	55	521	68	27	255	21
Total expenses	55	521	68	27	255	21
Net investment income (loss)	(55)	(521)	(68)	(27)	(255)	(21)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(770)	(3,187)	(294)	(55)	(3,306)	(164)
Capital gains distributions	-	(5)	(2)	-	1	-
Total realized gain (loss) on investments and capital gains distributions	(770)	(3,192)	(296)	(55)	(3,305)	(164)
Net unrealized appreciation (depreciation) of investments	1,835	19,156	1,356	459	7,958	566
Net increase (decrease) in net assets resulting from operations	$ 1,010	$ 15,443	$ 992	$ 377	$ 4,398	$ 381

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-8

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations-Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Eagle Asset Value Equity	ING Hard Assets	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ 206
Total invesment income	-	-	-	-	-	206
Expenses:						
Mortality and expense risk and other charges	24	10	207	40	407	441
Total expenses	24	10	207	40	407	441
Net investment income (loss)	(24)	(10)	(207)	(40)	(407)	(235)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(155)	(89)	(3,840)	(626)	839	-
Capital gains distributions	(1)	-	5	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(156)	(89)	(3,835)	(626)	839	-
Net unrealized appreciation (depreciation) of investments	357	268	6,193	1,067	79	-
Net increase (decrease) in net assets resulting from operations	$ 177	$ 169	$ 2,151	$ 401	$ 511	$ (235)

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations -Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Eagle Asset Value Equity	ING Hard Assets	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ 206
Total invesment income	-	-	-	-	-	206
Expenses:						
Mortality and expense risk and other charges	24	10	207	40	407	441
Total expenses	24	10	207	40	407	441
Net investment income (loss)	(24)	(10)	(207)	(40)	(407)	(235)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(155)	(89)	(3,840)	(626)	839	-
Capital gains distributions	(1)	-	5	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(156)	(89)	(3,835)	(626)	839	-
Net unrealized appreciation (depreciation) of investments	357	268	6,193	1,067	79	-
Net increase (decrease) in net assets resulting from operations	$ 177	$ 169	$ 2,151	$ 401	$ 511	$ (235)

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S -10

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations - Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return	ING PIMCO Core Bond	ING Salomon Brothers All Cap
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ -
Total invesment income	-	-	-	-	-	-
Expenses:						
Mortality and expense risk and other charges	617	998	1,555	1,841	137	55
Total expenses	617	998	1,555	1,841	137	55
Net investment income (loss)	(617)	(998)	(1,555)	(1,841)	(137)	(55)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(12,180)	(21,753)	(8,160)	134	(8)	(404)
Capital gains distributions	(10)	(12)	(28)	(23)	(5)	1
Total realized gain (loss) on investments and capital gains distributions	(12,190)	(21,765)	(8,188)	111	(13)	(403)
Net unrealized appreciation (depreciation) of investments	22,591	41,230	23,900	13,948	521	1,329
Net increase (decrease) in net assets resulting from operations	$ 9,784	$ 18,467	$ 14,157	$ 12,218	$ 371	$ 871

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-11

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations-Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Salomon Brothers Investors	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Growth and Income	ING Van Kampen Real Estate	ING VP Worldwide Growth
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ -
Total invesment income	-	-	-	-	-	-
Expenses:						
Mortality and expense risk and other charges	29	390	65	458	70	5
Total expenses	29	390	65	458	70	5
Net investment income (loss)	(29)	(390)	(65)	(458)	(70)	(5)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(171)	359	(235)	(683)	(28)	(52)
Capital gains distributions	-	(4)	(1)	(3)	-	-
Total realized gain (loss) on investments and capital gains distributions	(171)	355	(236)	(686)	(28)	(52)
Net unrealized appreciation (depreciation) of investments	539	3,344	854	5,526	1,504	115
Net increase (decrease) in net assets resulting from operations	$ 339	$ 3,309	$ 553	$ 4,382	$ 1,406	$ 58

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-12

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations -Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennision	Smith Barney Select Balanced	Smith Barney Select Growth
Net investment income (loss)						
Income:						
Dividends	$ 13	$ 322	$ 64	$ -	$ -	$ 22
Total invesment income	13	322	64	-	-	22
Expenses:						
Mortality and expense risk and other charges	539	66	64	5	471	373
Total expenses	539	66	64	5	471	373
Net investment income (loss)	(526)	256	-	(5)	(471)	(351)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(799)	137	(423)	(11)	(1,075)	(2,406)
Capital gains distributions	5	-	-	-	(8)	(17)
Total realized gain (loss) on investments and capital gains distributions	(794)	137	(423)	(11)	(1,083)	(2,423)
Net unrealized appreciation (depreciation) of investments	6,380	385	1,255	72	5,797	7,743
Net increase (decrease) in net assets resulting from operations	$ 5,060	$ 778	$ 832	$ 56	$ 4,243	$ 4,969

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations-Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
Net investment income (loss)					
Income:					
Dividends	$ 22	$ -	$ -	$ -	$ 75
Total invesment income	22	-	-	-	75
Expenses:					
Mortality and expense risk and other charges	232	143	147	520	182
Total expenses	232	143	147	520	182
Net investment income (loss)	(210)	(143)	(147)	(520)	(107)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,019)	(2,014)	(997)	(2,564)	-
Capital gains distributions	(6)	1	(1)	11	(6)
Total realized gain (loss) on investments and capital gains distributions	(1,025)	(2,013)	(998)	(2,553)	(6)
Net unrealized appreciation (depreciation) of investments	4,955	4,396	2,675	7,716	6
Net increase (decrease) in net assets resulting from operations	$ 3,720	$ 2,240	$ 1,530	$ 4,643	$ (107)

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-14

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING AIM Mid-Cap Growth	ING Alliance Mid-Cap Growth	ING Capital Guardian Large Cap Value	ING Capital Guardian Managed Global
Net assets at January 1, 2002	$ 8,753	$ 70,000	$ 5,773	$ 1,958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(105)	(807)	(68)	(30)
Net realized gain (loss) on investments and capital gains distributions	(1,733)	(7,414)	(409)	(428)
Net unrealized appreciation (depreciation) of investments	(875)	(12,571)	(1,085)	(57)
Net increase (decrease) in net assets resulting from operations	(2,713)	(20,792)	(1,562)	(515)
Changes from principal transactions:				
Purchase payments	359	1,776	421	168
Contract distributions and terminations	(269)	(2,431)	(329)	(67)
Transfer payments from (to) other divisions, net	(1,603)	(8,588)	644	422
Increase (decrease) in net assets derived from principal transactions	(1,513)	(9,243)	736	523
Total increase (decrease)	(4,226)	(30,035)	(826)	8
Net assets at December 31, 2002	4,527	39,965	4,947	1,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(55)	(521)	(68)	(27)
Net realized gain (loss) on investments and capital gains distributions	(770)	(3,192)	(296)	(55)
Net unrealized appreciation (depreciation) of investments	1,835	19,156	1,356	459
Net increase (decrease) in net assets resulting from operations	1,010	15,443	992	377
Changes from principal transactions:				
Purchase payments	205	1,001	182	159
Contract distributions and terminations	(140)	(1,526)	(377)	(131)
Transfer payments from (to) other divisions, net	(458)	(3,852)	1,880	593
Increase (decrease) in net assets derived from principal transactions	(393)	(4,377)	1,685	621
Total increase (decrease)	617	11,066	2,677	998
Net assets at September 30, 2003	$ 5,144	$ 51,031	$ 7,624	$ 2,964

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING Capital Guardian Small Cap	ING Developing World	ING Eagle Asset Value Equity	ING Hard Assets
Net assets at January 1, 2002	$ 30,560	$ 2,345	$ 2,923	$ 290
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(392)	(41)	(25)	(7)
Net realized gain (loss) on investments and capital gains distributions	(10,789)	(853)	(311)	(41)
Net unrealized appreciation (depreciation) of investments	2,910	549	(246)	(56)
Net increase (decrease) in net assets resulting frpm operations	(8,271)	(345)	(582)	(104)
Changes from principal transactions:				
Purchase payments	1,382	117	129	49
Contract distributions and terminations	(1,029)	(116)	(219)	(34)
Transfer payments from (to) other divisions, net	(2,135)	(93)	(22)	956
Increase (decrease) in net assets derived from principal transactions	(1,782)	(92)	(112)	971
Total increase (decrease)	(10,053)	(437)	(694)	867
Net assets at December 31, 2002	20,507	1,908	2,229	1,157
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(255)	(21)	(24)	(10)
Net realized gain (loss) on investments and capital gains distributions	(3,305)	(164)	(156)	(89)
Net unrealized appreciation (depreciation) of investments	7,958	566	357	268
Net increase (decrease) in net assets resulting from operations	4,398	381	177	169
Changes from principal transactions:				
Purchase payments	799	78	72	42
Contract distributions and terminations	(775)	(67)	(62)	(37)
Transfer payments from (to) other divisions, net	(87)	(21)	(189)	(223)
Increase (decrease) in net assets derived from principal transactions	(63)	(10)	(179)	(218)
Total increase (decrease)	4,335	371	(2)	(49)
Net assets at September 30, 2003	$ 24,842	$ 2,279	$ 2,227	$ 1,108

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Net assets at January 1, 2002	$ 27,208	$ 5,662	$ 31,561	$ 41,712
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(200)	(69)	622	(116)
Net realized gain (loss) on investments and capital gains distributions	(5,802)	(810)	543	-
Net unrealized appreciation (depreciation) of investments	1,586	(804)	685	-
Net increase (decrease) in net assets resulting from operations	(4,416)	(1,683)	1,850	(116)
Changes from principal transactions:				
Purchase payments	896	377	816	4,406
Contract distributions and terminations	(935)	(227)	(2,177)	(62,990)
Transfer payments from (to) other divisions, net	(3,773)	(571)	5,677	56,333
Increase (decrease) in net assets derived from principal transactions	(3,812)	(421)	4,316	(2,251)
Total increase (decrease)	(8,228)	(2,104)	6,166	(2,367)
Net assets at December 31, 2002	18,980	3,558	37,727	39,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(207)	(40)	(407)	(235)
Net realized gain (loss) on investments and capital gains distributions	(3,835)	(626)	839	-
Net unrealized appreciation (depreciation) of investments	6,193	1,067	79	-
Net increase (decrease) in net assets resulting from operations	2,151	401	511	(235)
Changes from principal transactions:				
Purchase payments	515	262	694	791
Contract distributions and terminations	(542)	(109)	(2,278)	(47,908)
Transfer payments from (to) other divisions, net	(2,121)	(665)	(4,920)	35,605
Increase (decrease) in net assets derived from principal transactions	(2,148)	(512)	(6,504)	(11,512)
Total increase (decrease)	3	(111)	(5,993)	(11,747)
Net assets at September 30, 2003	$ 18,983	$ 3,447	$ 31,734	$ 27,598

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return
Net assets at January 1, 2002	$ 90,264	$ 195,205	$ 227,224	$ 202,440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,082)	(1,911)	(2,117)	982
Net realized gain (loss) on investments and capital gains distributions	(33,541)	(24,692)	(13,577)	1,579
Net unrealized appreciation (depreciation) of investments	8,389	(64,615)	(40,071)	(15,660)
Net increase (decrease) in net assets resulting from operations	(26,234)	(91,218)	(55,765)	(13,099)
Changes from principal transactions:				
Purchase payments	3,882	4,034	4,048	4,170
Contract distributions and terminations	(2,955)	(5,173)	(7,906)	(9,781)
Transfer payments from (to) other divisions, net	(13,984)	(22,703)	(29,335)	(17,680)
Increase (decrease) in net assets derived from principal transactions	(13,057)	(23,842)	(33,193)	(23,291)
Total increase (decrease)	(39,291)	(115,060)	(88,958)	(36,390)
Net assets at December 31, 2002	50,973	80,145	138,266	166,050
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(617)	(998)	(1,555)	(1,841)
Net realized gain (loss) on investments and capital gains distributions	(12,190)	(21,765)	(8,188)	111
Net unrealized appreciation (depreciation) of investments	22,591	41,230	23,900	13,948
Net increase (decrease) in net assets resulting from operations	9,784	18,467	14,157	12,218
Changes from principal transactions:				
Purchase payments	1,904	2,074	1,997	2,313
Contract distributions and terminations	(1,785)	(2,766)	(4,153)	(6,393)
Transfer payments from (to) other divisions, net	(4,542)	(5,240)	(13,638)	(10,174)
Increase (decrease) in net assets derived from principal transactions	(4,423)	(5,932)	(15,794)	(14,254)
Total increase (decrease)	5,361	12,535	(1,637)	(2,036)
Net assets at September 30, 2003	$ 56,334	$ 92,680	$ 136,629	$ 164,014

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING PIMCO Core Bond	ING Salomon Brothers All Cap	ING Salomon Brothers Investors	ING T. Rowe Price Capital Appreciation
Net assets at January 1, 2002	$ 7,046	$ 6,728	$ 3,784	$ 30,020
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	108	(83)	(26)	(17)
Net realized gain (loss) on investments and capital gains distributions	(253)	(760)	(245)	810
Net unrealized appreciation (depreciation) of investments	730	(1,127)	(629)	(1,822)
Net increase (decrease) in net assets resulting from operations	585	(1,970)	(900)	(1,029)
Changes from principal transactions:				
Purchase payments	178	377	102	1,383
Contract distributions and terminations	(570)	(363)	(344)	(1,858)
Transfer payments from (to) other divisions, net	3,851	(373)	(20)	5,786
Increase (decrease) in net assets derived from principal transactions	3,459	(359)	(262)	5,311
Total increase (decrease)	4,044	(2,329)	(1,162)	4,282
Net assets at December 31, 2002	11,090	4,399	2,622	34,302
Increase (decrease) in net assets				
Operations:				
Net in vestment income (loss)	(137)	(55)	(29)	(390)
Net realized gain (loss) on investments and capital gains distributions	(13)	(403)	(171)	355
Net unrealized appreciation (depreciation) of investments	521	1,329	539	3,344
Net increase (decrease) in net assets resulting from operations	371	871	339	3,309
Changes from principal transactions:				
Purchase payments	222	187	56	844
Contract distributions and terminations	(948)	(235)	(136)	(1,757)
Transfer payments from (to) other divisions, net	415	201	179	(1,750)
Increase (decrease) in net assets derived from principal transactions	(311)	153	99	(2,663)
Total increase (decrease)	60	1,024	438	646
Net assets at September 30, 2003	$ 11,150	$ 5,423	$ 3,060	$ 34,948

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002

(Dollars in thousands)

	ING T. Rowe Price Equity Income	ING Van Kampen Growth and Income	ING Van Kampen Real Estate	ING VP Worldwide Growth
Net assets at January 1, 2002	$ 5,718	$ 54,488	$ 3,714	$ 298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(361)	115	(6)
Net realized gain (loss) on investments and capital gains distributions	(528)	(2,005)	11	(18)
Net unrealized appreciation (depreciation) of investments	(492)	(6,075)	(438)	(76)
Net increase (decrease) in net assets resulting from operations	(1,035)	(8,441)	(312)	(100)
Changes from principal transactions:				
Purchase payments	431	2,145	233	66
Contract distributions and terminations	(231)	(2,138)	(252)	(4)
Transfer payments from (to) other divisions, net	299	(6,277)	2,436	82
Increase (decrease) in net assets derived from principal transactions	499	(6,270)	2,417	144
Total increase (decrease)	(536)	(14,711)	2,105	44
Net assets at December 31, 2002	5,182	39,777	5,819	342
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(65)	(458)	(70)	(5)
Net realized gain (loss) on investments and capital gains distributions	(236)	(686)	(28)	(52)
Net unrealized appreciation (depreciation) of investments	854	5,526	1,504	115
Net increase (decrease) in net asset s resulting from operations	553	4,382	1,406	58
Changes from principal transactions:				
Purchase payments	250	1,043	210	34
Contract distributions and terminations	(291)	(1,622)	(254)	(11)
Transfer payments from (to) other divisions, net	729	(2,304)	340	59
Increase (decrease) in net assets derived from principal transactions	688	(2,883)	296	82
Total increase (decrease)	1,241	1,499	1,702	140
Net assets at September 30, 2003	$ 6,423	$ 41,276	$ 7,521	$ 482

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison
Net assets at January 1, 2002	$ 70,851	$ 4,432	$ 7,638	$ 486
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	276	81	(7)
Net realized gain (loss) on investments and capital gains distributions	(38)	(453)	(3,361)	(106)
Net unrealized appreciation (depreciation) of investments	(12,399)	47	1,598	(41)
Net increase (decrease) in net assets resulting from operations	(12,528)	(130)	(1,682)	(154)
Changes from principal transactions:				
Purchase payments	320	119	289	56
Contract distributions and terminations	(2,933)	(241)	(248)	(21)
Transfer payments from (to) other divisions, net	(7,306)	(577)	467	10
Increase (decrease) in net assets derived from principal transactions	(9,919)	(699)	508	45
Total increase (decrease)	(22,447)	(829)	(1,174)	(109)
Net assets at December 31, 2002	48,404	3,603	6,464	377
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(526)	256	-	(5)
Net realized gain (loss) on investments and capital gains distributions	(794)	137	(423)	(11)
Net unrealized appreciation (depreciation) of investments	6,380	385	1,255	72
Net increase (decrease) in net assets resulting from operations	5,060	778	832	56
Changes from principal transactions:				
Purchase payments	175	146	136	40
Contract distributions and terminations	(1,413)	(305)	(260)	(16)
Transfer payments from (to) other divisions, net	(4,284)	2,608	(1,873)	11
Increase (decrease) in net assets derived from principal transactions	(5,522)	2,449	(1,997)	35
Total increase (decrease)	(462)	3,227	(1,165)	91
Net assets at September 30, 2003	$ 47,942	$ 6,830	$ 5,299	$ 468

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	Smith Barney Select Balanced	Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney High Income
Net assets at January 1, 2002	$ 55,899	$ 49,444	$ 31,610	$ 14,330
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,423	3,639	(131)	2,739
Net realized gain (loss) on investments and capital gains distributions	(1,225)	1,256	(702)	(2,026)
Net unrealized appreciation (depreciation) of investments	(5,545)	(13,800)	(6,396)	(1,378)
Net increase (decrease) in net assets resulting from operations	(4,347)	(8,905)	(7,229)	(665)
Changes from principal transactions:				
Purchase payments	100	294	250	87
Contract distributions and terminations	(2,663)	(1,847)	(855)	(909)
Transfer payments from (to) other divisions, net	(6,076)	(5,775)	(4,088)	(1,363)
Increase (decrease) in net assets derived from principal transactions	(8,639)	(7,328)	(4,693)	(2,185)
Total increase (decrease)	(12,986)	(16,233)	(11,922)	(2,850)
Net assets at December 31, 2002	42,913	33,211	19,688	11,480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(471)	(351)	(210)	(143)
Net realized gain (loss) on investments and capital gains distributions	(1,083)	(2,423)	(1,025)	(2,013)
Net unrealized appreciation (depreciation) of investments	5,797	7,743	4,955	4,396
Net increase (decrease) in net assets resulting from operations	4,243	4,969	3,720	2,240
Changes from principal transactions:				
Purchase payments	38	188	124	60
Contract distributions and terminations	(1,601)	(920)	(618)	(489)
Transfer payments from (to) other divisions, net	(3,844)	(4,245)	(1,936)	(188)
Increase (decrease) in net assets derived from principal transactions	(5,407)	(4,977)	(2,430)	(617)
Total increase (decrease)	(1,164)	(8)	1,290	1,623
Net assets at September 30, 2003	$ 41,749	$ 33,203	$ 20,978	$ 13,103

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
Net assets at January 1, 2002	$ 22,004	$ 76,678	$ 17,642
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(109)	1,289	(71)
Net realized gain (loss) on investments and capital gains distributions	(876)	(1,973)	-
Net unrealized appreciation (depreciation) of investments	(4,578)	(18,368)	-
Net increase (decrease) in net assets resulting from operations	(5,563)	(19,052)	(71)
Changes from principal transactions:			
Purchase payments	131	344	34
Contract distributions and terminations	(637)	(2,730)	(51,044)
Transfer payments from (to) other divisions, net	(2,376)	(7,683)	49,156
Increase (decrease) in net assets derived from principal transactions	(2,882)	(10,069)	(1,854)
Total increase (decrease)	(8,445)	(29,121)	(1,925)
Net assets at December 31, 2002	13,559	47,557	15,717
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(147)	(520)	(107)
Net realized gain (loss) on investments and capital gains distributions	(998)	(2,553)	(6)
Net unrealized appreciation (depreciation) of investments	2,675	7,716	6
Net increase (decrease) in net assets resulting from operations	1,530	4,643	(107)
Changes from principal transactions:			
Purchase payments	74	303	21
Contract distributions and terminations	(312)	(1,955)	(32,166)
Transfer payments from (to) other divisions, net	(1,317)	(3,768)	28,158
Increase (decrease) in net assets derived from principal transactions	(1,555)	(5,420)	(3,987)
Total increase (decrease)	(25)	(777)	(4,094)
Net assets at September 30, 2003	$ 13,534	$ 46,780	$ 11,623

The accompanying notes are an integral part of these financial statements.

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1.   **Organization**

Equitable Life Insurance Company of Iowa Separate Account A (the "Account") was established by Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Equitable Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business Equitable Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Equitable Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Equitable Life.

At September 30, 2003, the Account had, under the Equi-Select Variable Annuity product and the PrimElite product, thirty–five investment divisions (the "Divisions"), eleven of which invest in an independently managed mutual fund portfolio and twenty-four of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Investments, LLC. The assets in each Division are invested in shares of a designated Series ("Series," which may also be referred to as "Portfolio") of various investment trusts (the "Trusts"). Investment Divisions at September 30, 2003 and related Trusts are as follows:

ING Investors Trust:
    AIM Mid-Cap Growth Portfolio
    Alliance Mid-Cap Growth Portfolio
    Capital Guardian Large Cap Value Portfolio
    Capital Guardian Managed Global Portfolio
    Capital Guardian Small Cap Value Portfolio
    Developing World Portfolio
    Eagle Asset Value Equity Portfolio
    Hard Assets Portfolio
    International Portfolio
    Jennison Equity Opportunities Portfolio
    Limited Maturity Bond Portfolio
    Liquid Assets Portfolio
    Marisco Growth Portfolio
    MFS Mid-Cap Growth Portfolio
    MFS Research Portfolio
    MFS Total Return Portfolio
    PIMCO Core Bond Portfolio
    Salomon Brothers All Cap Portfolio
    Salomon Brothers Investors Portfolio
    T. Rowe Price Capital Appreciation Portfolio
    T. Rowe Price Equity Income Portfolio
    Van Kampen Growth and Income Portfolio
    Van Kampen Real Estate Portfolio

ING Variable Insurance Trust:
    ING VP Worldwide Growth Series

Greenwich Street Series Fund:
    Appreciation Portfolio

PIMCO Variable Insurance Trust
    PIMCO High Yield Portfolio
    PIMCO StocksPLUS Growth and Income
    Portfolio

Prudential Series Fund, Inc:
    Jennison Portfolio

Smith Barney Allocation Series, Inc:
    Smith Barney Select Balanced Portfolio
    Smith Barney Select Growth Portfolio
    Smith Barney Select High Growth Portfolio

Travelers Series Fund, Inc:
    Smith Barney High Income Portfolio
    Smith Barney International All Cap Growth
    Portfolio
    Smith Barney Large Cap Value Portfolio
    Smith Barney Money Market Portfolio

The names of certain Divisions and Trusts were changed during 2003. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	The GCG Trust:
ING AIM Mid-Cap Growth Portfolio	Mid Cap Growth Series
ING Alliance Mid-Cap Growth Portfolio	Capital Growth Series
ING Capital Guardian Large Cap Value Portfolio	Large Cap Value Series
ING Capital Guardian Managed Global Portfolio	Managed Global Series
ING Capital Guardian Small Cap Value Portfolio	Capital Guardian Small Cap Series
ING Developing World Portfolio	Developing World Series
ING Eagle Asset Value Equity Portfolio	Value Equity Series
ING Hard Assets Portfolio	Hard Assets Series
ING International Portfolio	International Equity Series
ING Jennison Equity Opportunities Portfolio	Capital Appreciation Series
ING Limited Maturity Bond Portfolio	Limited Maturity Bond Series
ING Liquid Assets Portfolio	Liquid Asset Series
ING Marisco Growth Portfolio	Growth Series
ING MFS Mid-Cap Growth Portfolio	Strategic Equity Series
ING MFS Research Portfolio	Research Series
ING MFS Total Return Portfolio	Total Return Series
ING PIMCO Core Bond Portfolio	Core Bond Series
ING Salomon Brothers All Cap Portfolio	All Cap Series
ING Salomon Brothers Investors Portfolio	Investors Series
ING T. Rowe Price Capital Appreciation Portfolio	Fully Managed Series
ING T. Rowe Price Equity Income Portfolio	Equity Income Series
ING Van Kampen Growth and Income Portfolio	Van Kampen Growth and Income Series
ING Van Kampen Real Estate Portfolio	Real Estate Series

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Series or Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Series or Portfolio. Investment transactions in each Series or Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio are recognized on the ex–distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of Equitable Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Equitable Life.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover the Company's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

Equitable Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% of the average daily net asset value of each Division of the Account to cover these risks.

Administrative Charges

A daily charge at an annual rate of .15% of the assets attributable to the Contracts is deducted for administrative fees.

Annual Contract Charges

An annual contract charge of $30 is deducted on each Contract anniversary prior to the maturity date, upon full withdrawal of a Contract's value or upon commencement of annuity payments if such withdrawal is made or annuity payments commence on a date other than the Contract anniversary.

Other Charges

A transfer charge computed as the lesser of 2% of the Contract value transferred or $25 will be imposed on each transfer between Divisions in excess of twelve in any one calendar year. A withdrawal charge may be imposed in the event of withdrawal of any portion of the Contract value or upon annuitization. The withdrawal charge is 8% of the amount withdrawn prior to the first anniversary of any purchase payment and reduces by 1% at each subsequent purchase payment anniversary.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity contracts issued by insurance companies. If the owner of a Contract lives in a state which levies such a tax, Equitable Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

4.   **Related Party Transactions**

During the nine months ended September 30, 2003, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.53% to 1.75% of the average net assets of each respective Portfolio. In addition, management fees were paid indirectly to ING Investments, LLC, also an affiliate of the Company, in its capacity as investment adviser to ING Variable Insurance Trust. The Fund's advisory agreement provided for a fee at an annual rate of 1.00% of the average net assets of the ING VP Worldwide Growth Portfolio.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

5.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Nine months ended September 30, 2003 | | Year ended December 31, 2002 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust:				
ING AIM Mid-Cap Growth	$ 1,052	$ 1,501	$ 1,289	$ 2,901
ING Alliance Mid-Cap Growth	1,872	6,775	3,953	13,973
ING Capital Guardian Large Cap Value	2,634	1,018	2,061	1,386
ING Capital Guardian Managed Global	795	201	964	471
ING Capital Guardian Small Cap Value	2,416	2,734	3,360	5,815
ING Developing World	688	719	1,403	1,536
ING Eagle Asset Value Equity	314	518	1,333	1,461
ING Hard Assets	476	704	2,275	1,310
ING International	520	2,873	1,442	5,442
ING Jennison Equity Opportunities	546	1,099	1,013	1,497
ING Limited Maturity Bond	3,576	10,490	14,426	9,400
ING Liquid Assets	12,018	23,768	41,782	44,134
ING Marisco Growth	2,523	7,576	8,055	22,144
ING MFS Mid-Cap Growth	3,872	10,820	2,594	28,268
ING MFS Research	193	17,589	1,130	36,331
ING MFS Total Return	1,427	17,559	7,626	29,772
ING PIMCO Core Bond	3,770	4,223	6,924	3,338
ING Salomon Brothers All Cap	1,688	1,590	2,753	3,191
ING Salomon Brothers Investors	552	483	639	924
ING T. Rowe Price Capital Appreciation	3,542	6,600	14,097	8,407
ING T. Rowe Price Equity Income	2,227	1,605	5,072	4,560
ING Van Kampen Growth and Income	1,349	4,696	2,413	9,013
ING Van Kampen Real Estate	2,277	2,051	5,314	2,711

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

	Nine months ended September 30, 2003		Year ended December 31, 2002	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Insurance Trust:				
ING VP Worldwide Growth	163	85	164	26
Greenwich Sreet Series Fund:				
Appreciation	1,397	7,446	2,645	12,629
The PIMCO Variable Insurance Trust:				
PIMCO High Yield	6,576	3,871	3,695	4,118
PIMCO StocksPLUS Growth and Income	1,994	3,991	6,130	5,534
Prudential Series Fund, Inc:				
Jennision	189	159	552	512
Smith Barney Allocation Series, Inc:				
Smith Barney Select Balanced	557	6,447	3,714	9,912
Smith Barney Select Growth	439	5,788	7,166	8,557
Smith Barney Select High Growth	518	3,166	433	5,228
Travelers Series Fund, Inc:				
Smith Barney High Income	1,319	2,079	3,511	2,951
Smith Barney International All Cap Growth	105	1,809	293	3,275
Smith Barney Large Cap Value	896	6,831	3,338	12,092
Smith Barney Money Market	5,204	9,307	11,867	13,787

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

6. Changes in Units

The net changes in units outstanding follow:

	Nine months ended September 30, 2003			Year ended December 31, 2002		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust:						
ING AIM Mid-Cap Growth	122,583	165,013	(42,430)	107,789	245,707	(137,918)
ING Alliance Mid-Cap Growth	397,222	783,972	(386,750)	349,176	1,171,605	(822,429)
ING Capital Guardian Large Cap Value	367,110	178,908	188,202	247,586	166,277	81,309
ING Capital Guardian Managed Global	61,222	21,445	39,777	63,638	32,678	30,960
ING Capital Guardian Small Cap	287,639	305,666	(18,027)	225,087	373,098	(148,011)
ING Developing World	114,269	129,268	(14,999)	200,945	225,545	(24,600)
ING Eagle Asset Value Equity	26,935	39,619	(12,684)	79,111	89,810	(10,699)
ING Hard Assets	39,334	57,547	(18,213)	147,672	85,752	61,920
ING International	225,214	532,952	(307,738)	170,710	658,668	(487,958)
ING Jennison Equity Opportunities	48,128	81,631	(33,503)	61,803	87,473	(25,670)
ING Limited Maturity Bond	361887	681590	(319,703)	684,183	467,777	216,406
ING Liquid Asset	3,890,539	4,624,621	(734,082)	2,615,374	2,763,369	(147,995)
ING Marisco Growth	572,595	983,307	(410,712)	650,513	1,761,290	(1,110,777)
ING MFS Mid-Cap Growth	530,141	886,103	(355,962)	137,112	1,277,646	(1,140,534)
ING MFS Research	264,727	1,290,509	(1,025,782)	27,412	2,005,941	(1,978,529)
ING MFS Total Return	552,238	1,287,747	(735,509)	202,289	1,410,676	(1,208,387)
ING PIMCO Core Bond	397,867	420,510	(22,643)	545,943	267,251	278,692
ING Salomon Brothers All Cap	225,941	215,689	10,252	265,309	327,805	(62,496)
ING Salomon Brothers Investors	72,028	66,637	5,391	71,254	102,126	(30,872)
ING T. Rowe Price Capital Appreciation	240,368	332,974	(92,606)	461,110	297,566	163,544
ING T. Rowe Price Equity Income	138,777	106,021	32,756	221,863	207,628	14,235
ING Van Kampen Growth and Income	178,598	334,343	(155,745)	108,977	437,940	(328,963)
ING Van Kampen Real Estate	99,585	95,684	3,901	172,564	95,809	76,755

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

	Nine months ended September 30, 2003			Year ended December 31, 2002		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING VP Worldwide Growth	32,155	17,169	14,986	27,714	4,637	23,077
Greenwich Sreet Series Fund:						
Appreciation Division	177,772	564,607	(386,835)	132,530	793,905	(661,375)
The PIMCO Variable Insurance Trust:						
PIMCO High Yield	676,793	441,593	235,200	343,918	416,419	(72,501)
PIMCO StocksPLUS Growth and Income	263,153	494,653	(231,500)	701,340	644,465	56,875
Prudential Series Fund, Inc:						
Jennison	44,312	37,913	6,399	114,503	103,044	11,459
Smith Barney Allocation Series, Inc:						
Smith Barney Select Balanced	69,103	509,046	(439,943)	48,699	783,729	(735,030)
Smith Barney Select Growth	68,024	563,798	(495,774)	67,531	767,284	(699,753)
Smith Barney Select High Growth	74,251	325,926	(251,675)	21,739	462,895	(441,156)
Travelers Series Fund, Inc:						
Smith Barney High Income	140,876	185,287	(44,411)	53,947	247,758	(193,811)
Smith Barney International All Cap Growth	17,733	196,353	(178,620)	13,100	302,490	(289,390)
Smith Barney Large Cap Value	104,532	487,316	(382,784)	76,669	701,217	(624,548)
Smith Barney Money Market	2,816,963	3,138,574	(321,611)	934,525	1,086,339	(151,814)

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

7.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Series or Portfolios, investment income ratios, and total return for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING Investors Trust:						
ING AIM Mid-Cap Growth						
2003	415	$ 12.41	$ 5,144	- %	1.40 %	25.23 %
2002	457	9.91	4,527	-	1.40	(32.63)
2001	595	14.71	8,753	-	1.40	(22.25)
2000	645	18.92	12,200	*	*	*
ING Alliance Mid-Cap Growth Portfolio						
2003	3,573	14.29	51,031	-	1.40	41.49
2002	3,960	10.10	39,965	-	1.40	31.01
2001	4,782	14.64	70,000	-	1.40	14.93
2000	5,512	17.21	94,977	*	*	*
ING Capital Guardian Large Cap Value						
2003	846	9.02	7,624	-	1.40	19.79
2002	657	7.53	4,947	0.22	1.40	(24.85)
2001	576	10.02	5,773	0.20	1.40	(5.02)
2000	364	10.55	3,835	*	*	*
ING Capital Guardian Managed Global						
2003	182	16.26	2,964	-	1.40	17.83
2002	143	13.80	1,966	0.13	1.40	(21.28)
2001	112	17.53	1,958	0.14	1.40	(13.17)
2000	63	20.19	1,263	*	*	*
ING Capital Guardian Small Cap						
2003	1,544	16.10	24,842	-	1.40	22.53
2002	1,562	13.14	20,507	0.12	1.40	(26.47)
2001	1,710	17.87	30,560	0.11	1.40	(2.88)
2000	1,810	18.40	33,305	*	*	*
ING Developing World						
2003	292	7.82	2,279	-	1.40	25.52
2002	307	6.23	1,908	-	1.40	(12.01)
2001	331	7.08	2,345	0.98	1.40	(6.60)
2000	376	7.58	2,848	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING Eagle Asset Value Equity						
2003	136	$ 16.38	$ 2,227	- %	1.40 %	9.20 %
2002	149	15.00	2,229	0.63	1.40	(18.21)
2001	159	18.34	2,923	0.87	1.40	(5.76)
2000	142	19.46	2,762	*	*	*
ING Hard Assets						
2003	64	17.28	1,108	-	1.40	22.99
2002	82	14.05	1,157	0.79	1.40	(0.71)
2001	20	14.15	290	-	1.40	(13.30)
2000	15	16.32	248	*	*	*
ING International						
2003	2,345	8.10	18,983	-	1.40	13.13
2002	2,653	7.16	18,980	0.72	1.40	(17.32)
2001	3,141	8.66	27,208	-	1.40	(23.83)
2000	3,579	11.37	40,696	*	*	*
ING Jennison Equity						
Opportunities						
2003	203	17.00	3,447	-	1.40	12.88
2002	236	15.06	3,558	0.12	1.40	(30.28)
2001	262	21.60	5,662	0.07	1.40	(14.18)
2000	297	25.17	7,486	*	*	*
ING Limited Maturity Bond						
2003	1,552	20.45	31,734	-	1.40	1.44
2002	1,872	20.16	37,727	3.35	1.40	5.77
2001	1,656	19.06	31,561	3.96	1.40	7.32
2000	1,583	17.76	28,117	*	*	*
ING Liquid Assets						
2003	1,751	15.77	27,598	0.59	1.40	(0.44)
2002	2,485	15.84	39,345	1.43	1.40	-
2001	2,633	15.84	41,712	3.68	1.40	2.39
2000	2,197	15.47	33,989	*	*	*
ING Marisco Growth						
2003	4,439	12.70	56,334	-	1.40	20.72
2002	4,850	10.52	50,973	-	1.40	(30.52)
2001	5,961	15.14	90,264	-	1.40	(31.24)
2000	6,778	22.02	149,234	*	*	*
ING MFS Mid Cap Growth						
2003	4,642	19.98	92,680	-	1.40	24.49
2002	4,998	16.05	80,145	-	1.40	(49.53)
2001	6,138	31.80	195,205	0.34	1.40	(24.70)
2000	6,870	42.23	290,161	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING MFS Research						
2003	8,113	$ 16.85	$ 136,629	- %	1.40 %	11.29 %
2002	9,139	15.14	138,266	0.40	1.40	(25.93)
2001	11,118	20.44	227,224	0.11	1.40	(22.55)
2000	12,795	26.39	337,706	*	*	*
ING MFS Total Return						
2003	7,904	20.76	164,014	-	1.40	7.96
2002	8,640	19.23	166,050	2.08	1.40	(6.47)
2001	9,848	20.56	202,440	4.16	1.40	(0.92)
2000	10,447	20.75	216,748	*	*	*
ING PIMCO Core Bond						
2003	850	13.12	11,150	-	1.40	3.23
2002	873	12.71	11,090	2.81	1.40	7.17
2001	594	11.86	7,046	0.24	1.40	1.02
2000	594	11.74	6,976	*	*	*
ING Salomon Brothers All Cap						
2003	525	10.33	5,423	-	1.40	20.82
2002	515	8.55	4,399	0.19	1.40	(26.61)
2001	577	11.65	6,728	1.17	1.40	0.52
2000	302	11.59	3,498	*	*	*
ING Salomon Brothers Investors						
2003	331	9.26	3,060	-	1.40	14.75
2002	325	8.07	2,622	0.71	1.40	(24.08)
2001	356	10.63	3,784	0.81	1.40	(5.60)
2000	262	11.26	2,948	*	*	*
ING T. Rowe Price Capital Appreciation						
2003	1,135	30.81	34,948	-	1.40	10.19
2002	1,228	27.96	34,302	1.51	1.40	(0.92)
2001	1,064	28.22	30,020	2.92	1.40	8.37
2000	860	26.04	22,390	*	*	*
ING T. Rowe Price Equity Income						
2003	286	22.45	6,423	-	1.40	9.78
2002	254	20.45	5,182	1.32	1.40	(14.44)
2001	239	23.90	5,718	1.98	1.40	(0.04)
2000	120	23.91	2,868	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING Van Kampen Growth and Income						
2003	2,033	$ 20.32	$ 41,276	- %	1.40 %	11.71 %
2002	2,188	18.19	39,777	0.82	1.40	(15.98)
2001	2,517	21.65	54,488	0.28	1.40	(13.19)
2000	2,838	24.94	70,757	*	*	*
ING Van Kampen Real Estate						
2003	213	35.26	7,521	-	1.40	25.66
2002	208	28.06	5,819	3.78	1.40	(1.20)
2001	131	28.40	3,714	4.13	1.40	6.61
2000	93	26.64	2,484	*	*	*
ING Variable Insurance Trust:						
Worldwide Growth						
2003	81	5.99	482	-	1.40	14.97
2002	66	5.21	342	0.02	1.40	(25.68)
2001	43	7.01	298	-	1.40	(19.89)
2000	26	8.75	231	*	*	*
Greenwich Street Series Fund:						
Appreciation						
2003	3,102	15.46	47,942	0.03	1.40	11.38
2002	3,489	13.88	48,404	1.39	1.40	(18.69)
2001	4,151	17.07	70,851	1.10	1.40	(5.32)
2000	4,501	18.03	81,169	*	*	*
The PIMCO Variable Insurance Trust:						
High Yield						
2003	602	11.36	6,830	5.56	1.40	15.45
2002	366	9.84	3,603	8.19	1.40	(2.57)
2001	439	10.10	4,432	7.88	1.40	0.90
2000	436	10.01	4,359	*	*	*
StocksPLUS Growth and Income						
2003	572	9.27	5,299	1.14	1.40	15.16
2002	803	8.05	6,464	2.78	1.40	(21.31)
2001	747	10.23	7,638	4.18	1.40	(12.71)
2000	746	11.72	8,740	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
Prudential Series Fund, Inc:						
Jennison						
2003	95	$ 4.94	$ 468	- %	1.40 %	15.69 %
2002	89	4.27	377	-	1.40	(32.33)
2001	77	6.31	486	-	1.40	(19.62)
2000	23	7.85	183	*	*	*
Smith Barney Allocation						
Series, Inc:						
Select Balanced						
2003	3,220	12.97	41,749	-	1.40	10.57
2002	3,660	11.73	42,913	6.43	1.40	(7.78)
2001	4,395	12.72	55,899	3.72	1.40	(2.75)
2000	4,040	13.08	52,848	*	*	*
Select Growth						
2003	2,977	11.16	33,203	0.07	1.40	16.61
2002	3,472	9.57	33,211	10.53	1.40	(19.24)
2001	4,172	11.85	49,444	-	1.40	(11.10)
2000	4,630	13.33	61,706	*	*	*
Select High Growth						
2003	1,888	11.12	20,978	0.11	1.40	20.74
2002	2,139	9.21	19,688	1.07	1.40	(24.82)
2001	2,581	12.25	31,610	5.05	1.40	(31.31)
2000	3,063	14.13	43,287	*	*	*
Travelers Series Fund Inc:						
Smith Barney High						
Income						
2003	974	13.46	13,103	-	1.40	19.33
2002	1,018	11.28	11,480	22.93	1.40	(4.57)
2001	1,212	11.82	14,330	11.77	1.40	(5.14)
2000	1,312	12.46	16,345	*	*	*
Smith Barney						
International All Cap						
Growth						
2003	1,360	9.96	13,534	-	1.40	12.93
2002	1,538	8.82	13,559	0.92	1.40	(26.74)
2001	1,828	12.04	22,004	-	1.40	(32.13)
2000	2,027	17.74	35,967	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
Smith Barney Large Cap Value						
2003	2,994	$ 15.63	$ 46,780	- %	1.40 %	10.93 %
2002	3,377	14.09	47,557	3.64	1.40	(26.46)
2001	4,002	19.16	76,678	1.36	1.40	(9.45)
2000	4,340	21.16	91,846	*	*	*
Money Market						
2003	933	12.46	11,623	0.53	1.40	(0.56)
2002	1,255	12.53	15,717	1.26	1.40	(0.08)
2001	1,407	12.54	17,642	3.32	1.40	2.20
2000	754	12.27	9,261	*	*	*

* Not provided for 2000

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Index to Consolidated Financial Statements

	Page
Report of Independent Auditors	GALIC -- F-2
Consolidated Financial Statements:	
Consolidated Income Statements for the years ended December 31, 2002, 2001, and 2000	GALIC -- F-3
Consolidated Balance Sheets as of December 31, 2002 and 2001	GALIC -- F-4
Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2002, 2001, and 2000	GALIC -- F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000	GALIC -- F-6
Notes to Consolidated Financial Statements	GALIC -- F-7

Report of Independent Auditors

The Board of Directors
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company and Subsidiary as of December 31, 2002 and 2001, and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 21, 2003

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Income Statements
(Millions)

	For the Years Ended December 31,		
	2002	**2001**	**2000**
Revenues:			
Fee income	$ 204.0	$ 188.9	$167.9
Net investment income	197.7	94.4	64.1
Net realized capital gains (losses)	4.2	(6.5)	(6.6)
Other income	3.5	-	-
Total revenue	409.4	276.8	225.4
Benefits, losses and expenses:			
Benefits:			
Interest credited and other benefits to policyholders	276.5	209.0	199.9
Underwriting, acquisition, and insurance expenses:			
General expenses	139.7	119.9	89.5
Commissions	288.7	232.4	213.7
Policy acquisition costs deferred	(292.2)	(128.2)	(168.4)
Amortization:			
Deferred policy acquisition costs and value of business acquired	127.8	49.6	60.0
Goodwill	-	4.2	4.2
Other:			
Expense and charges reimbursed under modified coinsurance agreements	(104.9)	(225.6)	(225.8)
Interest expense	16.0	19.4	19.9
Total benefits, losses and expenses	451.6	280.7	193.0
Income (loss) before income taxes	(42.2)	(3.9)	32.4
Income tax expense (benefit)	(12.5)	0.1	13.2
Income (loss) before cumulative effect of change in accounting principle	(29.7)	(4.0)	19.2
Cumulative effect of change in accounting principle	(135.3)	-	-
Net income (loss)	$(165.0)	$ (4.0)	$ 19.2

See Notes to Consolidated Financial Statements

GALIC -- F-3

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Balance Sheets
(Millions, except share data)

	As of December 31,	
Assets	**2002**	**2001**
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of $4,720.1 at 2002 and $1,982.5 at 2001)	$ 4,936.4	$ 1,994.9
Equity securities, at fair value:		
Investment in mutual funds (cost of $22.9 at 2002)	19.0	-
Mortgage loans on real estate	482.4	213.9
Policy loans	16.0	14.8
Short-term investments	2.2	10.1
Total investments	5,456.0	2,233.7
Cash and cash equivalents	148.5	195.7
Accrued investment income	61.9	22.8
Reinsurance recoverable	196.9	56.0
Deferred policy acquisition costs	678.0	709.0
Value of business acquired	8.5	20.2
Goodwill (net of accumulated amortization of $17.6 at 2001)	-	151.3
Other assets	5.3	23.7
Assets held in separate accounts	11,029.3	10,958.2
Total assets	$17,584.4	$14,370.6
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 5,159.1	$ 2,185.3
Total policy liabilities and accruals	5,159.1	2,185.3
Surplus notes	170.0	245.0
Due to affiliates	-	25.1
Payables for securities purchased	-	36.4
Current income taxes	42.4	-
Deferred income taxes	79.8	12.6
Dollar roll obligations	40.0	3.9
Other borrowed money	-	1.4
Other liabilities	64.7	84.9
Liabilities related to separate accounts	11,029.3	10,958.2
Total liabilities	16,585.3	13,552.8
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding; $10.00 per share par value)	2.5	2.5
Additional paid-in capital	1,128.4	780.4
Accumulated other comprehensive income	2.1	3.8
Retained earnings (deficit)	(133.9)	31.1
Total shareholder's equity	999.1	817.8
Total liabilities and shareholder's equity	$17,584.4	$14,370.6

See Notes to Consolidated Financial Statements

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Deficit)	Total Share-holder's Equity
Balance at December 31, 1999	$2.5	$ 468.6	$ (9.2)	$ 15.9	$ 477.8
Contribution of capital		115.0			115.0
Comprehensive income:					
Net income	-	-	-	19.2	19.2
Other comprehensive income net of tax:					
Unrealized gain on securities ($9.8 pretax)	-	-	5.1	-	5.1
Comprehensive income					24.3
Balance at December 31, 2000	2.5	583.6	(4.1)	35.1	617.1
Contribution of capital		196.8			196.8
Comprehensive income:					
Net (loss)	-	-	-	(4.0)	(4.0)
Other comprehensive income net of tax:					
Unrealized gain on securities ($12.2 pretax)	-	-	7.9	-	7.9
Comprehensive income					3.9
Balance at December 31, 2001	2.5	780.4	3.8	31.1	817.8
Contribution of capital		356.3			356.3
Other		(8.3)			(8.3)
Comprehensive income:					
Net (loss)	-	-	-	(165.0)	(165.0)
Other comprehensive income net of tax:					
Unrealized (loss) on securities ($(2.6) pretax)	-	-	(1.7)	-	(1.7)
Comprehensive (loss)					(166.7)
Balance at December 31, 2002	$2.5	$1,128.4	$ 2.1	$(133.9)	$ 999.1

See Notes to Consolidated Financial Statements

GALIC -- F-5

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Consolidated Statements of Cash Flows
(Millions)

	For the years Ended December 31,		
	2002	**2001**	**2000**
Cash Flows from Operating Activities:			
Net income (loss)	$ (165.0)	$ (4.0)	$ 19.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest credited and charges on interest sensitive products	282.2	191.0	183.1
Net realized capital (gains) losses	(4.2)	6.5	6.6
Accrued investment income	(39.5)	(13.2)	1.6
Increase in guaranteed benefits reserve	107.1	28.2	26.7
Acquisition costs deferred	(292.2)	(128.2)	(168.4)
Amortization of deferred policy acquisition costs	121.2	45.2	55.2
Amortization of value of business acquired	6.6	4.4	4.8
Impairment of Goodwill	151.3	-	-
Change in other assets and liabilities	21.3	110.6	(69.4)
Provision for deferred income taxes	(85.7)	(0.6)	13.3
Net cash provided by operating activities	103.1	239.9	72.7
Cash Flows from Investing Activities:			
Proceeds from the sale of:			
Fixed maturities available for sale	7,297.1	880.7	205.1
Equity securities	7.8	6.9	6.1
Mortgages	285.0	136.0	12.7
Acquisition of investments:			
Fixed maturities available for sale	(10,068.3)	(2,070.8)	(154.0)
Equity securities	(22.8)	-	-
Short-term investments	-	(4.7)	(5.3)
Mortgages	(553.7)	(250.3)	(12.9)
Increase (decrease) in policy loans	(1.2)	(1.5)	0.8
Increase (decrease) in property and equipment	1.1	1.2	(3.2)
Proceeds from sale of interest in subsidiary	27.7	-	-
Loss on valuation of interest in subsidiary	3.0	-	-
Other	0.6	-	-
Net cash (used for) provided by investing activities	(3,023.7)	(1,302.5)	49.3
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	3,818.5	1,933.1	801.8
Maturities and withdrawals from insurance contracts	(171.2)	(134.8)	(141.5)
Transfers from (to) separate accounts	(1,053.8)	(902.9)	(825.8)
Proceeds of notes payable	-	3.1	67.2
Repayment of notes payable	(1.4)	(1.7)	(68.6)
Proceeds from reciprocal loan agreement borrowings	-	69.3	178.9
Repayment of reciprocal loan agreement borrowings	(75.0)	(69.3)	(178.9)
Contributions of capital by parent	356.3	196.8	115.0
Net cash provided by (used for) financing activities	2,873.4	1,093.6	(51.9)
Net increase (decrease) in cash and cash equivalents	(47.2)	31.0	70.1
Cash and cash equivalents, beginning of period	195.7	164.7	94.6
Cash and cash equivalents, end of period	$ 148.5	$ 195.7	$ 164.7

See Notes to Consolidated Financial Statements

GALIC -- F-6

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Principles of Consolidation

Golden American Life Insurance Company ("Golden American"), a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to do business in the District of Columbia and all states except New York. Golden American's wholly-owned life insurance subsidiary, First Golden American Life Insurance Company of New York ("First Golden,") and collectively with Golden American, the ("Company"), is licensed as a life insurance company under the laws of the States of New York and Delaware. There is no public trading market for the Registrant's of common stock.

Formerly, from October 24, 1997, until December 30, 2001, Equitable of Iowa Company, Inc. ("EIC" or "Former Holding Company"), directly owned 100% of Golden American's stock. On December 3, 2001, the Board of Directors of the Former Holding Company approved a plan to contribute its holding of stock of Golden American to another wholly-owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware. There is no public trading market for the Registrant's common stock.

As of April 1, 2002, Golden American sold First Golden to its sister company, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar Life, the parent of Security-Connecticut Life Insurance Company ("Security-Connecticut") which in turn is the parent of ReliaStar Life Insurance Company of New York ("RLNY"), merged the First Golden business into RLNY operations and dissolved First Golden at book value for $27.7 million in cash and a receivable totaling $0.2 million from RLNY. The receivable from RLNY was assumed by Equitable Life, and ultimately by ING. The consideration was based on First Golden's statutory-basis book value. RLNY's payable to the Company was assumed by ING and subsequently forgiven. Golden American realized a loss of $3.0 million related to the sale of First Golden, which was recorded as a capital transaction. Approval for the merger was obtained from the Insurance Departments of the States of New York and Delaware.

Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." Since RLNY presented combined results of operations including First Golden activity as of the beginning of the period ending December 31, 2002. The first three months of First Golden activity is not reflected in the Golden statement of financial position or other financial information for the period ended December 31, 2002, as the amounts were not material.

Description of Business

The Company offers a portfolio of variable and fixed insurance products designed to meet customer needs for a tax-advantaged saving for retirement and protection from death. The Company's variable and fixed insurance products are marketed by broker/dealers, financial institutions, and insurance agents. The Company's primary customers are consumers and corporations.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

New Accounting Standards

Accounting for Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets are still amortized over their estimated useful lives. The Company adopted the new standard effective January 1, 2002.

As required under FAS No. 142, the Company completed the first of the required impairment tests as of January 1, 2002. Step one of the impairment test was a screen for potential impairment, while step two measured the amount of the impairment. All of the Company's operations fall under one reporting unit, USFS, due to the consolidated nature of the Company's operations. Step one of the impairment test required the Company to estimate the fair value of the reporting unit and compare the estimated fair value to its carrying value. The Company determined the estimated fair value utilizing a discounted cash flow approach and applying a discount rate equivalent to the Company's weighted average cost of capital. Fair value was determined to be less than carrying value which required the Company to complete step two of the test. In step two, the Company allocated the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit resulting in an implied fair value of goodwill of zero.

The comparison of the fair value amount allocated to goodwill and the carrying value of goodwill resulted in an impairment loss of $135.3 million net of taxes, which represents the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the Consolidated Statements of Income.

Application of the nonamortization provision (net of tax) of the new standard resulted in an increase in net income of $3.8 million for the twelve months ended December 31, 2002. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net (loss) income would have been as follows:

(Millions)	Year ended December 31, 2001	Year ended December 31, 2000
Reported net income (loss)	$(4.0)	$19.2
Add back goodwill amortization, net of tax	3.8	3.8
Adjusted net income	$(0.2)	$23.0

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB 133, and certain FAS 133 implementation issues." This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001. Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative and embedded derivative holdings.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument. The Company did not have embedded derivatives at December 31, 2002.

Guarantees

In November 2002, the FASB issued Interpretation No.45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIE"), an interpretation of Accounting Research Bulletin ("ARB") No. 51.

This Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: a) insufficient equity investment at risk, or b) insufficient control by equity investors. This guidance is effective for VIEs created after January 31, 2003 and for existing VIEs as of July 1, 2003. An entity with variable interests in VIEs created before February 1, 2003 shall apply the guidance no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

In conjunction with the issuance of this guidance, the Company conducted a review of its involvement with VIEs and does not believe it has any significant investments or ownership in VIEs.

Future Accounting Standards

Embedded Derivatives

The FASB issued FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") in 1998 and continues to issue guidance for implementation through its Derivative Implementation Group ("DIG"). DIG recently released a draft of FASB Statement 133 Implementation Issue B36 "Embedded Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain bifurcatable embedded derivatives. The

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

required date of adoption of DIG B36 has not been determined. If the guidance is finalized in its current form, the Company has determined that certain of its existing reinsurance receivables (payables), investments or insurance products contain embedded derivatives that may require bifurcation. The Company has not yet completed its evaluation of the potential impact, if any, on its consolidated financial positions, results of operations, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Realized capital gains and losses on all other investments are reflected in the Company's results of operations.

Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fair values for fixed maturity securities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The investment in mutual funds represents an investment in mutual funds managed by the Company, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturity securities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

Activity for the year-ended December 31, 2002 within VOBA was as follows:

(Millions)	
Balance at December 31,2001	$20.2
Adjustment for FAS No. 115	(5.1)
Additions	(3.3)
Interest accrued at 7%	1.3
Amortization	(4.6)
Balance at December 31,2002	$8.5

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $3.0 million, $2.0 million, $1.5 million, $1.5 million and $1.1 million and $1.0 million for the years 2003, 2004, 2005, 2006 and 2007, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter 2002, the Company unlocked its assumptions by resetting its near term and long-term assumptions for the separate account returns to 9% (gross before fund management fees and mortality and expense and other policy charges), reflecting a blended return of equity and other sub-accounts. This unlocking adjustment was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. For the year ended December 31, 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $91.5 million before tax, or $59.5 million, net of $32.0 million of federal income tax benefit.

Policy Liabilities and Accruals

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 3.0% to 3.5% for all years presented. Investment yield is based on the Company's experience.

Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 2.4% to 11.0% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Revenue Recognition

For certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender, expenses, actuarial margin and other fees are recorded as revenue as charges are assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Income Statement.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the contractholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2002 and 2001, unrealized gains of $133.4 million and of $6.9 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 11.0% in 2002 and 2.4% to 14.0% in 2001.

Separate Account assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book
basis of assets and liabilities.

2. Investments

Fixed maturities available for sale as of December 31 were as follows:

2002 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government agencies and authorities	$ 207.3	$ 2.3	$ 0.1	$ 209.5
U.S. corporate securities:				
Public utilities	335.7	15.5	1.9	349.3
Other corporate securities	3,012.0	178.7	7.8	3,182.9
Total U.S. corporate securities	3,347.7	194.2	9.7	3,532.2
Foreign securities:				
Government	64.8	2.9	-	67.7
Other	163.8	12.2	1.2	174.8
Total foreign securities	228.6	15.1	1.2	242.5
Mortgage-backed securities	641.7	12.0	0.2	653.5
Other asset-backed securities	294.8	7.0	3.1	298.7
Total fixed maturities, including fixed maturities pledged to creditors	4,720.1	230.6	14.3	4,936.4
Less: Fixed maturities pledged to creditors	-	-	-	-
Fixed maturities	$4,720.1	$230.6	$14.3	$4,936.4

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fixed maturities available for sale as of December 31 were as follows:

2001 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government agencies and authorities	$ 132.1	$ 0.5	$ 3.4	$ 129.2
U.S. corporate securities:				
Public utilities	39.8	0.3	1.4	38.7
Other corporate securities	1,111.8	15.2	10.1	1,116.9
Total U.S. corporate securities	1,151.6	15.5	11.5	1,155.6
Foreign securities:				
Government	143.6	3.3	0.2	146.7
Total foreign securities	143.6	3.3	0.2	146.7
Mortgage-backed securities	167.0	3.6	0.9	169.7
Other asset-backed securities	388.2	7.2	1.7	393.7
Total fixed maturities, including fixed maturities pledged to creditors	1,982.5	30.1	17.7	1,994.9
Less: Fixed maturities pledged to creditors	-	-	-	-
Fixed maturities	$1,982.5	$30.1	$17.7	$1,994.9

The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2002 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

(Millions)	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ -	$ -
After one year through five years	401.0	419.7
After five years through ten years	1,681.3	1,773.1
After ten years	1,701.3	1,791.4
Mortgage-backed securities	641.7	653.5
Other asset-backed securities	294.8	298.7
Fixed maturities	$4,720.1	$4,936.4

At December 31, 2002 and 2001, fixed maturities with fair values of $7.5 million and $7.2 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2002.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported on the Consolidated Balance Sheets. The repurchase obligation totaled $40.0 and $3.9 million at December 31, 2002 and 2001, respectively.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2001. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

During 2002, the Company determined that thirteen fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $8.9 million to reduce the carrying value of the fixed maturities to their combined fair value of $123.5 million. During 2001, the Company determined that ten fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $0.7 million to reduce the carrying value of the fixed maturities to their fair value of $0.07 million.

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

Fixed maturities securities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Equity securities: Fair values of these securities are based upon quoted market value.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Surplus notes: Estimated fair value of the Company's surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

Investment contract liabilities (included in Future policy benefits and claims reserves):

Supplementary contracts and immediate annuities: Estimated fair values of the Company's liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Company would incur to extinguish the liability.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's historical balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2002 and 2001 were as follows:

	2002		2001	
(Millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities	$ 4,936.4	$ 4,936.4	$1,994.9	$1,994.9
Equity securities	19.0	19.0	-	-
Mortgage loans on real estate	482.4	522.2	213.9	219.2
Policy loans	16.0	16.0	14.8	14.8
Cash and short-term investments	150.7	150.7	205.8	205.8
Assets held in separate accounts	11,029.3	11,029.3	10,958.2	10,958.2
Liabilities:				
Surplus notes	(170.0)	(260.0)	(245.0)	(358.1)
Investment contract liabilities:				
Deferred annuities	(5,128.0)	(4,802.9)	(2,155.3)	(1,976.7)
Supplementary contracts and immediate annuities without a fixed maturity	(8.0)	(8.0)	(7.1)	(7.1)
Liabilities related to separate accounts	(11,029.3)	(11,029.3)	(10,958.2)	(10,958.2)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Fixed maturities	$185.6	$83.7	$55.3
Mortgage loans	19.6	11.2	7.8
Policy loans	0.6	0.8	0.5
Short term investments and cash equivalents	2.6	2.6	2.3
Other	0.4	0.6	0.7
Gross investment income	208.8	98.9	66.6
Less: investment expenses	11.1	4.5	2.5
Net investment income	$197.7	$94.4	$64.1

5. Dividend Restrictions and Shareholder's Equity

The ability of Golden American to pay dividends to the Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2002, Golden American cannot pay dividends to Equitable Life without prior approval of statutory authorities. Golden American did not pay common stock dividends during 2002, 2001, or 2000.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(303.0) million, $(156.4) million and $(71.1) million for the years ended December 31, 2002, 2001, and 2000, respectively. Statutory capital and surplus was $424.9 million and $451.6 million as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

For 2001, the Company was required to implement statutory accounting changes ("Codification") ratified by the National Association of Insurance Commissioners ("NAIC") and state insurance departments. The cumulative effect of Codification to the Company's statutory surplus as of January 1, 2001 was a decrease of $5.9 million.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company maintains a $40.0 million reciprocal loan agreement with ING AIH (refer to Note 10), a perpetual $75.0 million revolving note facility with Bank of New York and a $75.0 million revolving note facility with SunTrust Bank which expires on July 31, 2003.

6. Capital Gains and Losses on Investment Operations

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital (losses) gains on investments were as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Fixed maturities	$4.2	$(4.9)	$(6.3)
Equity securities	-	(1.6)	(0.2)
Mortgage loans on real estate	-	-	(0.1)
Pretax realized capital gains (losses)	$4.2	$(6.5)	$(6.6)
After-tax realized capital gains (losses)	$2.7	$(4.2)	$(4.3)

Proceeds from the sale of total fixed maturities and the related gross gains and losses were as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Proceeds on sales	$7,297.1	$880.7	$205.1
Gross gains	76.8	6.9	0.2
Gross losses	72.6	11.8	6.5

Changes in shareholder's equity related to changes in accumulated other comprehensive income were as follows:

(Millions)	2002	2001	2000
Fixed maturities	$204.0	$18.4	$12.4
Equity securities	(3.9)	-	-
DAC/VOBA	(202.8)	(8.4)	(10.4)
Subtotal	(2.7)	10.0	2.0
Increase (decrease) in deferred income taxes	(1.0)	2.1	(3.1)
Net changes in accumulated other comprehensive income (loss)	$(1.7)	$7.9	$5.1

Shareholder's equity included the following accumulated other comprehensive income (loss), at December 31:

(Millions)	2002	2001	2000
Net unrealized capital gains (losses):			
Fixed maturities	$216.3	$12.3	$(6.1)
Equity securities	(3.9)	-	-
DAC/VOBA	(209.2)	(6.4)	2.0
Subtotal	3.2	5.9	(4.1)
Deferred income taxes	1.1	2.1	-
Net accumulated other comprehensive income (loss)	$2.1	$3.8	$(4.1)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, were as follows:

(Millions)	2002	2001	2000
Unrealized holding gains (losses) arising the year (1)	$(8.7)	$11.1	$6.9
Less: reclassification adjustment for gains (losses) and other items included in net income (2)	7.0	(3.2)	(1.8)
Net unrealized gains (losses) on securities	$(1.7)	$7.9	$5.1

(1) Pretax unrealized holding gains (losses) arising during the year were $13.4 million, $17.1 million and $10.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $10.8 million, $(4.9) million and $(2.8) million for the years ended December 31, 2002, 2001 and 2000, respectively.

7. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S. based operations of ING Americas, (which includes the Company), in order to build a more customer-focused organization. In connection with these actions, the Company recorded a charge of $4.9 million pretax. The severance portion of this charge ($4.8 million pretax) is based on a plan to eliminate 260 positions (primarily operations, information technology and other administrative/staff support personnel). Severance actions are expected to be substantially complete by March 31, 2003. The facilities portion ($.1 million pretax) of the charge represents the amount to be incurred by the Company to terminate a contractual lease obligation.

Activity for the year ended December 31, 2002 within the severance liability and positions eliminated related to such actions were as follows:

(Millions)	Severance Liability	Positions
Balance at December 31, 2001	$4.8	252
Actions taken	(3.4)	(194)
Balance at December 31, 2002	$1.4	58

8. Income Taxes

Starting in 2002, Golden American Life Insurance Company joins in the filing of a consolidated federal income tax return with its parent, Equitable Life and other affiliates. The Company has a tax allocation agreement with Equitable Life whereby the Company is charged for taxes it would have incurred were it not a member of the consolidated group and is credited for losses at the statutory tax rate. Prior to joining the Equitable Life consolidated group, the Company was the parent of a different consolidated group.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $369.2 million for federal income tax purposes which are available to offset future taxable income. If not used, these carryforwards will expire between 2011 and 2016.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Income tax expense (benefit) from continuing operations included in the consolidated financial statements are as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Current taxes (benefits):			
Federal	$(98.2)	$0.6	$(0.1)
Total current taxes (benefits)	(98.2)	0.6	(0.1)
Deferred taxes (benefits):			
Federal	85.7	(0.5)	13.3
Total deferred taxes (benefits)	85.7	(0.5)	13.3
Total	$(12.5)	$0.1	$13.2

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Income before income taxes	$(42.2)	$(3.9)	$32.4
Tax rate	35%	35%	35%
Income tax at federal statutory rate	(14.8)	(1.4)	11.3
Tax effect of:			
Goodwill amortization	-	1.0	1.0
Meals and entertainment	0.6	0.5	0.3
Other	1.7	-	0.6
Income tax expense (benefit)	$(12.5)	$0.1	$13.2

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)	2002	2001
Deferred tax assets:		
Operations and capital loss carryforwards	$125.6	$121.7
Future policy benefits	214.1	176.3
Goodwill	11.1	-
Investments	0.2	0.1
	351.0	298.1
Deferred tax liabilities:		
Goodwill	-	(3.5)
Unrealized gains on investments	(1.1)	(2.1)
Deferred policy acquisition cost	(254.8)	(222.8)
Value of purchased insurance in force	(5.0)	(6.9)
Other	(169.9)	(75.4)
Deferred tax liability before allowance	(430.8)	(310.7)
Valuation allowance	-	-
Net deferred income tax liability	$(79.8)	$(12.6)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

9. Benefit Plans

Defined Benefit Plans

Prior to December 31, 2001, the Company's employees were covered by the ING Retirement Plan for Employees of Equitable Life ("Equitable Plan"), a qualified, defined contribution pension plan. The Company was allocated its share of the pension liability associated with employees.

As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING North America Insurance Corporation ("ING North America"), including Equitable Life, were merged into the ING Americas Retirement Plan. The Company transferred its pension liabilities to the Parent at that date. In exchange for these liabilities, the Company received a capital contribution, net of taxes, from the Parent. The costs allocated to the Company for its members' participation in the ING Pension Plan were $3.0 million for 2002.

The following tables summarize the benefit obligations and the funded status for pension benefits related to the Equitable Plan for the two-year period ended December 31, 2001:

(Millions)	2001
Change in benefit obligation:	
Benefit obligation at January 1	$ 7.9
Service cost	2.0
Interest cost	0.8
Actuarial (gain) loss	(2.7)
Plan Amendments	(0.2)
Transfer of benefit obligation to the Parent	(7.8)
Benefit obligation at December 31	$ -
Funded status:	
Funded status at December 31 prior to the transfer of the benefit obligation to the Parent	$(7.8)
Unrecognized past service cost	(1.1)
Unrecognized net loss	-
Transfer of the funded status to the Parent	8.9
Net amount recognized	$ -

Prior to the merger of the qualified benefit plans of ING's U.S. subsidiaries at December 31, 2001, Equitable Life, held the plan assets.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of the Company's' December 31, 2001 benefit obligation, prior to the merger of the qualified benefit plans of ING, follows:

	2001
Discount rate	7.50%
Expected return on plan assets	9.25
Rate of compensation increase	4.50

The following table provides the net periodic benefit cost for the fiscal years 2001 and 2000:

Year Ended December 31,	**2001**	**2000**
(Millions)		
Service cost	$2.0	$1.6
Interest cost	0.8	0.5
Unrecognized past service cost	-	-
Net periodic benefit cost	$2.8	$2.1

There were no gains or losses resulting from curtailments or settlements during 2001 or 2000.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $0 as of December 31, 2001.

10. Related Party Transactions

Operating Agreements:

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Resources and services are provided to Security Life of Denver Insurance Company ("SLDIC) and Southland Life Insurance Company ("SLIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, were $4.2 million, $0.3 million and $0.3 million, respectively for SLDIC and $1.0 million, $0.1 million and $0.1 million, respectively for SLIC.
- Underwriting and distribution agreement with Directed Services, Inc. ("DSI"), for the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker/dealers to distribute the Company's' variable products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2002, 2001 and 2000 commission expenses were incurred in the amounts of $282.9 million, $229.7 million, and $208.9 million, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $11.0 million, $4.4 million, and $2.5 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

- Service agreement with Equitable Life in which administrative and financial related services are provided. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $0.6 million, $0.3 million, and $1.3 million, respectively.

Golden American has certain agreements whereby it generates revenues and incurs expenses with affiliated entities.

The agreements are as follows:
- Managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2002, 2001, and 2000 revenue for these services was $23.7 million, $23.1 million, and $21.3 million, respectively.
- Advisory, computer, and other resources and services are provided to Equitable Life and United Life & Annuity Insurance Company ("ULAIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, totaled $9.8 million, $8.2 million, and $6.2 million, respectively for Equitable Life and $0.3 million, $0.4 million and $0.6 million, respectively for ULAIC.
- Expense sharing agreements with ING America Insurance Holdings, Inc. ("ING AIH") for administrative, management, financial, and information technology services, which were approved in 2001. For the years ended December 31, 2002 and 2001, Golden American incurred expenses of $41.0 million and $23.2 million, respectively.
- Guaranty agreement with Equitable Life. In consideration of an annual fee, payable June 30, Equitable Life guarantees that it will make funds available, if needed, to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. No amounts were payable under this agreement as of December 31, 2002, 2001 and 2000.

Reinsurance Agreements:

Golden American participates in a modified coinsurance agreement with Equitable Life, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $100.9 million, $224.5 million and $218.8 million for the years ended December 31, 2002, 2001, and 2000, respectively. This was offset by a decrease in policy acquisition costs deferred of $143.5 million, $257.5 million and $223.7 million, respectively, for the same periods. As at December 31, 2002, 2001 and 2000, Golden American also had a payable to Equitable Life of $7.1 million, $22.6 million and $16.3 million, respectively, due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

Golden American entered into a reinsurance agreement with Security Life of Denver International, Ltd., an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. Golden American also obtained an irrevocable letter of credit in the amount of $25 million related to this agreement. In addition, the Company obtained a standby letter of credit in the amount of $75 million.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Reciprocal Loan Agreement:

Golden American maintains a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, Golden American and ING AIH can borrow up to $40.0 million from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $33,000, $26,000, and $481,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001, and 2000, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

Surplus Notes:

Golden American issued multiple 30-year surplus notes (see below table). Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Interest expense for the years ended December 31:

(Millions)

Surplus Note	Amount	Affiliate	Maturity Date	2002	2001	2000
8.2%	50.0	*Equitable Life	12/29/29	2.0	4.1	4.1
8.0	35.0	Security Life of Denver	12/07/29	2.8	2.8	3.0
7.8	75.0	Equitable Life	09/29/29	5.8	5.8	5.8
7.3	60.0	Equitable Life	12/29/28	4.4	4.4	4.4
8.3	25.0	*Equitable Life	12/17/26	1.0	2.1	2.1

* Surplus notes redeemed June 28, 2002.

Stockholder's Equity:

During 2002, 2001, and 2000, Golden American received capital contributions of $356.3 million, $196.8 million, and $115.0 million respectively.

11. Reinsurance

At December 31, 2002, Golden American had reinsurance treaties with four unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks were $90.7 million and $94.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company had net receivables of $196.9 million and $56.0 million, respectively for reinsurance claims, reserve credits, or other receivables from these reinsurers. At December 31, 2002 and 2001, respectively, these net receivables were comprised of the following: $36.7 and $7.8 million for claims recoverable from reinsurers; $6.3 and $3.4 million for payable for reinsurance premiums; $137.2 million and $28.8 million for reserve credits; and $24.0 million and $22.7 million for reinsured surrenders

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

and allowances due from an unaffiliated reinsurer. Included in the accompanying consolidated financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $50.8 million, $30.3 million and $21.7 million and net policy benefits recoveries of $49.5 million, $21.8 million and $8.9 million for the years ended December 21, 2002, 2001 and 2000, respectively.

Golden participates in a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying consolidated financial statements are presented net of the effects of the treaty which increased (decreased) income by $(2.9) million, $(0.5) million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

12. Commitments and Contingent Liabilities

Leases

For the year ended December 31, 2002 rent expense for leases was $4.6 million. The future net minimum payments under noncancelable leases for the years ended December 31, 2003 through 2007 are estimated to be $2.3 million, $2.3 million, $2.4 million, $2.4 million and $2.4 million, respectively, and $2.4 million, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2002 and 2001, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $39.0 million and $25.2 million, respectively. The Company makes investments in limited partnerships on a subscription basis. At December 31, 2002 and 2001, the Company had to fund the subscriptions of $38.0 million and $0.0 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
For the Period Ended September 30, 2003

INDEX

FINANCIAL INFORMATION (Unaudited)   **PAGE**

Financial Statements:

Condensed Consolidated Statements of Income	GALIC -- 9/30/03 F-2
Condensed Consolidated Balance Sheets	GALIC -- 9/30/03 F-3
Condensed Consolidated Statements of Changes in Shareholder's Equity	GALIC -- 9/30/03 F-4
Condensed Consolidated Statements of Cash Flows	GALIC -- 9/30/03 F-5
Notes to Condensed Consolidated Financial Statements	GALIC -- 9/30/03 F-6

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Income
(Unaudited)
(Millions)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Revenue:				
Fee income	$ 89.4	$ 58.2	$ 221.2	$ 167.3
Net investment income	52.7	58.0	167.8	132.3
Net realized capital gains	15.6	25.2	87.8	0.4
Other loss	-	-	(0.1)	-
Total revenue	157.7	141.4	476.7	300.0
Benefits, losses and expenses:				
Benefits:				
Interest credited and other benefits to policyholders	108.5	100.9	271.7	212.1
Underwriting, acquisition, and insurance expenses:				
General expenses	28.7	31.8	81.7	106.1
Commissions	72.4	75.9	175.2	239.8
Policy acquisition costs deferred	(58.4)	(86.4)	(150.3)	(242.9)
Amortization of deferred policy acquisition costs and value of business acquired	41.7	96.5	129.9	129.2
Other:				
Expense and charges reimbursed under modified coinsurance agreements	(37.7)	(20.4)	(88.8)	(77.6)
Interest expense	3.5	3.3	10.3	12.7
Total benefits, losses and expenses	158.7	201.6	429.7	379.4
(Loss) income before income taxes and cumulative effect of change in accounting principle	(1.0)	(60.2)	47.0	(79.4)
Income tax (benefit) expense	(7.8)	(19.2)	7.3	(25.7)
Income (loss) before cumulative effect of change in accounting principle	6.8	(41.0)	39.7	(53.7)
Cumulative effect of change in accounting principle	-	-	-	(135.3)
Net income (loss)	$ 6.8	$ (41.0)	$ 39.7	$ (189.0)

The accompanying notes are an integral part of these financial statements.

GALIC -- 9/30/03 F-2

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Balance Sheets
(Millions, except share data)

	September 30, 2003 (Unaudited)	December 31, 2002
Assets		
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of $5,229.3 at 2003 and $4,720.1 at 2002)	$ 5,458.8	$ 4,936.4
Equity securities, at fair value:		
Investment in mutual funds (cost of $9.9 at 2003 and $22.9 at 2002)	9.3	19.0
Mortgage loans on real estate	770.3	482.4
Policy loans	17.2	16.0
Other investments	26.6	2.2
Total investments	6,282.2	5,456.0
Cash and cash equivalents	55.5	148.5
Accrued investment income	64.5	61.9
Reinsurance recoverable	14.3	196.9
Receivable for securities sold	21.7	-
Deferred policy acquisition costs	796.9	678.0
Value of business acquired	8.7	8.5
Other assets	16.2	5.3
Assets held in separate accounts	14,692.5	11,029.3
Total assets	$ 21,952.5	$ 17,584.4
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 5,395.9	$ 5,159.1
Notes to affiliates	170.0	170.0
Due to affiliates	9.1	-
Payables for securities purchased	42.4	-
Dollar roll obligations	111.0	40.0
Current income taxes	22.2	42.4
Deferred income taxes	129.3	79.8
Other liabilities	36.4	64.7
Liabilities related to separate accounts	14,692.5	11,029.3
Total liabilities	20,608.8	16,585.3
Shareholder's equity		
Common stock (250,000 shares authorized, issued and outstanding; $10.00 per share par value)	2.5	2.5
Additional paid-in capital	1,358.4	1,128.4
Accumulated other comprehensive income	77.0	2.1
Retained deficit	(94.2)	(133.9)
Total shareholder's equity	1,343.7	999.1
Total liabilities and shareholder's equity	$ 21,952.5	$ 17,584.4

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Changes in Shareholder's Equity
(Unaudited)
(Millions)

	Nine Months Ended September 30,	
	2003	**2002**
Shareholder's equity, beginning of period	$ 999.1	$ 817.8
Comprehensive income (loss):		
Net income (loss)	39.7	(189.0)
Other comprehensive income net of tax: unrealized gain on securities ($115.2 and $20.8, pretax year to date)	74.9	13.5
Total comprehensive income (loss)	114.6	(175.5)
Loss on sale to affiliate	-	(3.0)
Contribution of capital	230.0	239.7
Shareholder's equity, end of period	$ 1,343.7	$ 879.0

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Millions)

	Nine months ended September 30, 2003	2002
Net cash provided by operating activities	$ 260.0	$ 92.0
Cash Flows from Investing Activities		
Proceeds from the sale, maturity, or repayment of:		
Fixed maturities available for sale	5,696.4	5,534.2
Equity securities	11.4	-
Mortgage loans on real estate	36.5	12.4
Acquisition of investments:		
Fixed maturities available for sale	(6,126.8)	(8,043.7)
Equity securities	-	(22.8)
Mortgage loans on real estate	(324.4)	(135.1)
Other investments	(24.4)	(0.1)
Disposal of subsidiary at book value	-	(31.6)
Proceeds from sale of interest in subsidiary	-	27.7
(Increase) decrease in policy loans	(1.2)	(0.9)
Purchase of property and equipment	(0.6)	(0.4)
Net cash used in investing activities	(733.1)	(2,660.3)
Cash Flows from Financing Activities		
Deposits and interest credited for investment contracts	1,152.7	3,345.4
Maturities and withdrawals from insurance and investment contracts	(249.0)	(136.1)
Transfers to separate accounts	(888.1)	(791.6)
Repayment of notes payable	-	(76.4)
Cash received on reinsurance recapture	134.5	-
Contribution of capital from parent	230.0	245.0
Net cash provided by financing activities	380.1	2,586.3
Net (decrease) increase in cash and cash equivalents	(93.0)	18.0
Cash and cash equivalents, beginning of period	148.5	195.7
Cash and cash equivalents, end of period	$ 55.5	$ 213.7

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

1. Basis of Presentation

Golden American Life Insurance Company ("Golden American") and through April 1, 2002, its wholly-owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden") (collectively the "Company") are providers of financial products and services in the United States. Golden American, a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding, Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands.

On June 25, 2003, each Board of Directors and each sole shareholder of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company and USG Annuity & Life Company (the "Merger Companies") and the Board of Directors and sole shareholder of the Company approved a plan to merge the Merger Companies with and into the Company. It is anticipated that the merger will be effective on January 1, 2004 (the "merger date"), subject to certain regulatory approvals. As of the merger date, the Merger Companies will cease to exist and will be succeeded by the Company. The Merger Companies, as well as the Company, are indirect, wholly-owned subsidiaries of ING. The Company is currently a Delaware stock life insurance company. Immediately prior to the merger, it is anticipated that the Company will become an Iowa insurance company. It is also anticipated that upon the merger the Company will be renamed ING USA Annuity and Life Insurance Company. On July 21, 2003, the Insurance Division of the State of Iowa approved the Articles of Merger of Golden American with the Merger Companies. Also on July 21, 2003, the Insurance Division of the State of Iowa approved the Restated Articles of Incorporation, effectively approving the re-domestication of the Company upon merger.

The condensed consolidated financial statements and notes as of September 30, 2003 and December 31, 2002 and for the three and nine-month periods ended September 30, 2003 and 2002 ("interim periods") have been prepared in accordance with accounting principles generally accepted in the United States of America and are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and related notes as presented in the Company's 2002 Annual Report on Form 10-K. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year. Certain reclassifications have been made to 2002 financial information to conform to the 2003 presentation.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

The Company conducts its business through one operating segment, U.S. Financial Services ("USFS"), and revenue reported by the Company is predominantly derived from external customers.

2. Recently Adopted Accounting Standards

Accounting for Goodwill and Other Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets* ("FAS No.142"). Effective January 1, 2002, the Company applied the non-amortization provision of the new standard, therefore, the Company's net income is comparable for all periods presented.

The adoption of this standard resulted in an impairment loss of $135.3 million, which was recorded by the Company in the fourth quarter of 2002. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

In accordance with FAS No. 142, a transitional impairment loss for goodwill should be recognized in the first interim period of the year of initial adoption, regardless of the period in which it was measured. The aggregate amount of the accounting change should be included in restated net income of the first interim period, and each subsequent period of that year should be presented on the restated basis. As such, net income for the nine months ended September 30, 2002, has been restated to reflect the January 1, 2002 impairment charge, which was recorded in the fourth quarter of 2002.

3. New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt on January 1, 2004. The impact on the financial statements is not known at this time.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments* ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company is October 1, 2003. The Company has completed its evaluation of DIG B36 and determined that the Company has modified coinsurance treaties that are applicable to require implementation of the guidance. The applicable contracts, however, have been determined to generate embedded derivatives with a fair value of zero. Therefore, the guidance, while implemented, will have no impact on the Company's financial position, results of operations or cash flows.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of business acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

VOBA activity for the nine months ended September 30, 2003 was as follows:

(Millions)		
Balance at December 31, 2002	$	8.5
Adjustment for FAS No. 115		(8.8)
Interest accrued at 7%		0.4
Amortization		8.6
Balance at September 30, 2003	$	8.7

5. Investments

Impairments

During the three months ended September 30, 2003, the Company determined that no fixed maturities had other than temporary impairments. During the three months ended September 30, 2002, the Company determined that four fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2002, the Company recognized a pre-tax loss of $0.3 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

During the first nine months of 2003, the Company determined that five fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2003, the Company recognized a pre-tax loss of $5.7 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment. During the first nine months of 2002, the Company determined that ten fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2002, the Company recognized a pre-tax loss of $7.2 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

The fair value of the remaining impaired fixed maturities at September 30, 2003 and 2002 is $1.5 million and $4.1 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

6. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S.-based operations of ING Americas (which includes the Company) in order to build a more customer-focused organization. During the first quarter 2003, the Company performed a detail analysis of its severance accrual. As part of this analysis, the Company corrected the initial planned number of people to eliminate from 252 to 228 (corrected from the 2002 Annual Report on Form 10K) and extended the date of expected completion for severance actions to June 30, 2003. Activity for the nine months ended September 30, 2003 within the severance liability and positions eliminated related to such actions were as follows:

(Millions, except positions data)	Liability	Positions
Balance at December 31, 2002	$ 0.8	34.0
Payments	(0.8)	-
Positions eliminated due to internal replacement jobs	-	(34.0)
Balance at September 30, 2003	$ -	-

7. Income Taxes

The effective tax rates for the three months ended September 30, 2003 and September 30, 2002 were 780.0% and 31.9%, respectively. The change in the three months rate was primarily caused by an increase in the deduction allowed for dividends received combined with a decrease in pre-tax income. The Company's effective tax rates for the nine months ended September 30, 2003 and 2002 were 15.5% and 32.4%, respectively. The change in the year-to-date rate was primarily caused by an increase in the deduction allowed for dividends received.

8. Commitments and Contingent Liabilities

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At September 30, 2003 and December 31, 2002, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $113.6 million and $77.0 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

9. Reinsurance

In March 2003, the Company amended its reinsurance agreement with Security Life of Denver International ("SLDI"), an affiliate. Under this amendment, the Company terminated the reinsurance agreement for all inforce and new business and recaptured all in force business reinsured under the reinsurance agreement between the Company and SLDI retroactive to January 1, 2003. SLDI was released from all of its liabilities under the reinsurance agreement retroactive to January 1, 2003 and the Company reduced its reinsurance recoverable related to these liabilities by $150.1 million. On March 28, 2003, SLDI transferred assets to the Company in the amount of $185.6 million. The difference in amounts transferred on March 28, 2003 and the reduction of the reinsurance recoverable as of January 1, 2003 reflects adjustments on the investment income on the assets and letter of credit costs between January 1, 2003 and the date of the asset transfer. It also encompasses the net effect of a recapture fee paid in the amount of $5.0 million offset by the receipt of a $24.1 million negative ceding commission. The net impact of which was deferred in policy acquisition costs and is being amortized over the period of estimated future profits.

Ameribest Life Insurance Company

Financial Statements - Statutory Basis

Years ended December 31, 2002 and 2001

CONTENTS

Report of Independent Auditors   AMB - F-2

Audited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis   AMB - F-4
Statements of Operations - Statutory Basis   AMB - F-6
Statements of Changes in Capital and Surplus - Statutory Basis   AMB - F-7
Statements of Cash Flows - Statutory Basis   AMB - F-8
Notes to Financial Statements - Statutory Basis   AMB - F-10

Report of Independent Auditors

Board of Directors and Stockholder
Equitable Life Insurance Company of Iowa

We have audited the accompanying statutory basis balance sheets of Ameribest Life Insurance Company ("the Company," which, effective January 1, 2003, merged into an affiliate, Equitable Life Insurance Company of Iowa, a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Office of Commissioner of Insurance of the State of Georgia (Georgia Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Ameribest Life Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameribest Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Georgia Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Georgia Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

Ameribest Life Insurance Company

Balance Sheets - Statutory Basis

| | December 31 | | |
	2002		2001
	(In Thousands)		
Admitted assets			
Cash and invested assets:			
Bonds	$ **281,391**	$	259,073
Mortgage loans	**4,644**		4,761
Policy loans	**-**		10
Other invested assets	**3**		87
Cash and short-term investments	**2,900**		17,812
Total cash and invested assets	**288,938**		281,743
Accrued investment income	**3,677**		3,561
Indebtedness from related parties	**1,263**		105
Federal income tax including net admitted deferred tax asset for 2002 - $571; 2001 - $409	**3,381**		572
Other assets	**-**		28
Total admitted assets	$ **297,259**	$	286,009

Ameribest Life Insurance Company

Balance Sheets - Statutory Basis (continued)

	December 31		
	2002		**2001**
	(In Thousands, except share amounts)		
Liabilities and capital and surplus			
Liabilities:			
Policy and contract liabilities:			
Life and annuity reserves	**$ 279,079**	$	264,158
Deposit type contracts	**905**		121
Total policy and contract liabilities	**279,984**		264,279
Interest maintenance reserve	**1,899**		2,400
Accounts payable and accrued expenses	**146**		1,324
Indebtedness to related parties	**65**		367
Asset valuation reserve	**385**		733
Other liabilities	**12**		-
Total liabilities	**282,491**		269,103
Capital and surplus:			
Common stock: authorized - 3,000,000 shares of $1.50 par value; 1,666,667 shares issued and outstanding	**2,500**		2,500
Additional paid-in capital	**18,808**		18,808
Unassigned deficit	**(6,540)**		(4,402)
Total capital and surplus	**14,768**		16,906
Total liabilities and capital and surplus	**$ 297,259**	$	286,009

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Operations - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$ 7,643**	$ 72,077
Net investment income	**19,043**	19,930
Amortization of interest maintenance reserve	**640**	206
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**259**	1,757
Total premiums and other revenues	**27,585**	93,970
Benefits paid or provided:		
Annuity benefits	**5,440**	3,452
Surrender benefits	**7,880**	6,391
Interest on policy or contract funds	**(18)**	(3)
Increase in life, annuity, and accident and health reserves	**14,921**	76,332
Total benefits paid or provided	**28,223**	86,172
Insurance expenses:		
Commissions	**691**	3,738
General expenses	**348**	2,038
Insurance taxes, licenses and fees, excluding federal income taxes	**23**	183
Total insurance expenses	**1,062**	5,959
(Loss) gain from operations before federal income taxes and net realized capital losses	**(1,700)**	1,839
Federal income tax benefit	**(905)**	-
(Loss) gain from operations before net realized capital losses	**(795)**	1,839
Net realized capital (losses) gains net of income taxes 2002 - $(258); 2001 - $ (729) and excluding net transfers to the interest maintenance reserve 2002 - $(138); 2001 - $(2,925)	**(1,856)**	846
Net income	**$ (2,651)**	$ 2,685

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 2,500**	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	**18,808**	18,808
Unassigned deficit:		
Balance at beginning of year	**(4,402)**	(7,421)
Net income	**(2,651)**	2,685
Change in nonadmitted assets	**(419)**	2,630
Change in asset valuation reserve	**348**	(459)
Change in net deferred income tax	**584**	(1,418)
Change in accounting principle, net of tax	**-**	215
Other	**-**	(634)
Balance at end of year	**(6,540)**	(4,402)
Total capital and surplus	**$ 14,768**	$ 16,906

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Cash Flows-Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ **7,643**	$ 72,076
Net investment income received	**19,205**	19,249
Commission and expense allowances received on reinsurance ceded	**260**	1,757
Benefits paid	**(12,488)**	(9,843)
Insurance expenses paid	**(1,131)**	(5,995)
Federal income taxes paid	**(2,000)**	(163)
Other revenues in excess of (expenses) other	**28**	(28)
Net cash provided by operations	**11,517**	77,053
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**154,954**	223,743
Mortgage Loans	**116**	994
Miscellaneous proceeds	**87**	(47)
Net tax on capital gains	**-**	(729)
Net proceeds from sales, maturities, or repayments of investments	**155,157**	223,961
Cost of investments acquired:		
Bonds	**179,003**	280,372
Mortgage loans	**-**	5,754
Miscellaneous applications (receipts)	**32**	-
Total cost of investments acquired	**179,035**	286,126
Net decrease (increase) in policy loans	**10**	(10)
Net cash used in investment activities	**(23,868)**	(62,175)

Ameribest Life Insurance Company

Statements of Cash Flows-Statutory Basis (continued)

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	$ **-**	$ 215
Borrowed money	**817**	124
Other sources	**(3,378)**	(11,210)
Net cash used in financing and miscellaneous activities	**(2,561)**	(10,871)
Net (decrease) increase in cash and short-term investments	**(14,912)**	4,007
Cash and short-term investments:		
Beginning of year	**17,812**	13,805
End of year	$ **2,900**	$ 17,812

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Ameribest Life Insurance Company (the Company) is domiciled in Georgia. Effective January 1, 2003, the Company merged into an affiliate, Equitable Life Insurance Company of Iowa, a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company offers fixed annuity products. Operations are conducted in the United States and the Company is presently licensed in 46 states.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Office of Commissioner of Insurance of the State of Georgia (Georgia Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e. undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are reevaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus. Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Deferred Income Taxes Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

1. Nature of Operations and Significant Accounting Policies (continued)

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amount due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3.00% to 7.50%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	2001
	(In Thousands)	
Deferred federal income taxes	$ 3,098	$ 2,676
Agents' debit balances	14	17
Total nonadmitted assets	$ 3,112	$ 2,693

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

1. Nature of Operations and Significant Accounting Policies (continued)

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $13,825,000 and repaid $13,825,000 in 2002, borrowed $27,000,000 and repaid $27,000,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $2,000 and $8,000 during 2002 and 2001, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Georgia Insurance Department. The Georgia Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Georgia for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency in under the Georgia Insurance Laws. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Georgia. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Georgia Department of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Georgia. Effective January 1, 2001, the Georgia Insurance Department required that insurance companies domiciled in the State of Georgia prepare their statutory basis financial

3. Accounting Changes (continued)

statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Georgia insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned deficit in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned deficit, by $215,000 as of January 1, 2001.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ **16,917**	$ **974**	$ **-**	$ **17,891**
Public utilities securities	**28,304**	**1,532**	**41**	**29,795**
Corporate securities	**184,124**	**12,389**	**380**	**196,133**
Other structured securities	**15,468**	**767**	**-**	**16,235**
Commercial mortgage-backed securities	**36,578**	**3,386**	**-**	**39,964**
Total fixed maturities	$ **281,391**	$ **19,048**	$ **421**	$ **300,018**
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 11,087	$ 456	$ 70	$ 11,473
Public utilities securities	10,289	621	-	10,910
Corporate securities	188,501	5,664	2,305	191,860
Other structured securities	23,980	800	-	24,780
Commercial mortgage-backed securities	25,216	1,054	-	26,270
Total fixed maturities	$ 259,073	$ 8,595	$ 2,375	$ 265,293

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ -**	**$ -**
Due after 1 year through 5 years	**118,229**	**125,133**
Due after 5 years through 10 years	**96,562**	**102,989**
Due after 10 years	**14,554**	**15,697**
	229,345	**243,819**
Mortgage-backed securities	**-**	**-**
Other structured securities	**15,468**	**16,235**
Commercial mortgage-backed securities	**36,578**	**39,964**
Total	**$ 281,391**	**$ 300,018**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $6,802,000 were on deposit with state insurance departments to satisfy regulatory requirements.

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $140,855,000 and $205,473,000 in 2002 and 2001, respectively. Gross gains of $2,693,000 and $6,015,000 and gross losses of $3,959,000 and $1,515,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	December 31	
	2002	2001
	(In Thousands)	
Income:		
Bonds	**$ 19,304**	$ 19,813
Mortgage loans	**356**	409
Other	**119**	378
Total investment income	**19,779**	20,600
Investment expenses	**(736)**	(670)
Net investment income	**$ 19,043**	$ 19,930

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

| | December 31 | |
	2002	2001
	(In Thousands)	
Investment Purchase Commitments	$ -	$ 10,000

There were no new loans during 2002. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.

5. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $240,000 and $11,537,000 and with an aggregate market value of $240,000 and $11,432,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 0.1% of the Company's investments in bonds and 0.1% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $5,000,000 and $17,903,000 with an aggregate NAIC market value of $5,195,000 and $17,782,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 1.8% of the Company's investment in bonds and 1.7% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (59.4%) and Arizona (40.6%). The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $1,887,000.

6. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ **275,105**	**92.4%**
At book value less surrender charge	**17,936**	**6.0**
Subtotal	**293,041**	**98.4**
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	**-**	**-**
Not subject to discretionary withdrawal	**4,879**	**1.6**
Total annuity reserves and deposit fund liabilities before reinsurance	**297,920**	**100.0%**
Less reinsurance ceded	**17,936**	
Net annuity reserves and deposit fund liabilities	$ **279,984**	

	December 31, 2001	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 261,524	92.4%
At book value less surrender charge	18,699	6.6
Subtotal	$280,223	99.0
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	-	-
Not subject to discretionary withdrawal	2,755	1.0
Total annuity reserves and deposit fund liabilities before reinsurance	282,978	100.0%
Less reinsurance ceded	18,699	
Net annuity reserves and deposit fund liabilities	$ 264,279	

7. Reinsurance

The Company is involved in ceded reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	2001
	(In Thousands)	
Premiums	$ 390	$ 11,440
Benefits paid or provided	660	192
Policy and contract liabilities at year end	17,943	18,705

8. Federal Income Taxes

The Company files a separate federal income tax return.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2002	2001
	(In Thousands)	
Total gross deferred tax assets	$ 3,801	$ 3,085
Total deferred tax liabilities	(132)	-
Net deferred tax asset	3,669	3,085
Deferred tax asset nonadmitted	(3,098)	(2,676)
Net admitted deferred tax asset	$ 571	$ 409
(Increase) decrease in nonadmitted asset	$ (422)	$ (1,827)

Significant components of income taxes incurred as of December 31 are:

	2002	2001
	(In Thousands)	
Current income taxes incurred consist of the following major components:		
Federal taxes on operations	$ (905)	$ 810
Operations loss carryovers utilized	-	(810)
Federal tax on capital gains	258	1,575
Capital loss carryovers utilized	-	(846)
Total current taxes incurred	$ (647)	$ 729

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

8. Federal Income Taxes (continued)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 919	$ 963
Insurance reserves	1,822	1,161
Goodwill	880	961
Operations loss carry forward	165	-
Other	15	-
Total deferred tax assets	3,801	3,085
Deferred tax assets nonadmitted	(3,098)	(2,676)
Admitted deferred tax assets	$ 703	$ 409
Deferred tax liabilities resulting from book/tax differences in:		
Other	$ 132	$ -
Total deferred tax liabilities	132	-
Net admitted deferred tax asset	$ 571	$ 409

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	2001	Change
	(In Thousands)		
Total deferred tax assets	$ 3,801	$ 3,085	$ 716
Total deferred tax liabilities	(132)	-	(132)
Net deferred tax asset (liability)	$ 3,669	$ 3,085	584
Tax effect of items in surplus:			
Nonadmitted assets			(5)
Change in net deferred income tax			$ 579

8. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(*In Thousands*)
Ordinary income	$ (1,700)
Capital gains (losses)	(1,460)
Total pre-tax book income	$ (3,160)
Provisions computed at statutory rate	$ (1,106)
Interest maintenance reserve	(224)
Nondeductible general expense	82
Other	22
Total	$ (1,226)
Federal income taxes incurred	$ (647)
Change in net deferred income taxes	(579)
Total statutory income taxes	$ (1,226)

The Company has a recoverable of $2,810,000 at December 31, 2002 and $163,000 at December 31, 2001 from the United States Treasury for federal income taxes.

The Company has operating loss carryforwards of $473,000 that expire in 2017.

9. Capital and Surplus

Under Georgia insurance regulations, the Company is required to maintain a minimum total capital and surplus of $3,000,000. Additionally, the amount of dividends that can be paid by the Company to its stockholder without prior approval of the Georgia Insurance Department is limited to the greater of 10% of statutory surplus or statutory net gain from operations.

10. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 281,391	$ 300,018	$ 259,073	$ 265,293
Mortgage loans	4,644	5,329	4,761	4,950
Policy loans	-	-	10	10
Short-term investments	2,850	2,850	-	-
Cash	50	50	17,812	17,812
Indebtedness from related parties	1,263	1,263	105	105
Receivable for securities	3	3	87	87
Liabilities:				
Individual and group annuities	279,079	257,978	264,158	243,639
Deposit type contract	905	971	121	130
Indebtedness to related parties	65	65	367	367

10. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office.

Market value as determined by the NAIC as of December 31, 2002 and 2001 is $286,211,000 and $264,074,000 respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

11. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

12. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $10,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or   a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $677 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $5,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $0 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

13. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $723,000 and $643,000 for the year ended December 2002 and 2001, respectively.

13.Related Party Transactions (continued)

Affiliates (continued)

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received (paid) under these agreements were ($263,000) and $1,807,000 for the year ended December 31, 2002 and 2001, respectively.

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2008, the Company can borrow up to $1,400,000 from ING AIH. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the company incurred interest expense of $1,274 for the year ended December 31, 2002. At December 31, 2002, the company had $0 payable to ING AIH.

14. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $29,000 and $100,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $0 and $28,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

15. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

Equitable Life Insurance Company of Iowa

Financial Statements - Statutory Basis

Years ended December 31, 2002 and 2001

CONTENTS

Report of Independent Auditors   ELIC - F-2

Audited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis   ELIC - F-4
Statements of Operations - Statutory Basis   ELIC - F-6
Statements of Changes in Capital and Surplus - Statutory Basis   ELIC - F-8
Statements of Cash Flows - Statutory Basis   ELIC - F-9
Notes to Financial Statements - Statutory Basis   ELIC - F-11

Report of Independent Auditors

Board of Directors and Stockholder
Equitable Life Insurance Company of Iowa

We have audited the accompanying statutory basis balance sheets of Equitable Life Insurance Company of Iowa ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Iowa Department of Regulatory Agencies of the State of Iowa, Iowa Insurance Division, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Equitable Life Insurance Company of Iowa at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Life Insurance Company of Iowa at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL, as adopted by the Iowa Insurance Division.

/s/ Ernst & Young LLP

March 21, 2003

Equitable Life Insurance Company of Iowa

Balance Sheets - Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$2,925,958**	$2,628,098
Preferred stocks	**441**	490
Common stocks	**120,285**	306
Subsidiaries	**811,079**	761,039
Mortgage loans	**859,953**	842,253
Real estate, less accumulated depreciation		
(2002 - $339, 2001 - $531)	**3,651**	5,254
Policy loans	**130,790**	139,826
Other invested assets	**180,117**	266,358
Cash and short-term investments	**25,102**	67,592
Total cash and invested assets	**5,057,376**	4,711,216
Deferred and uncollected premiums, less loading		
(2002 - $785, 2001 - $751)	**64,607**	5,736
Accrued investment income	**43,330**	40,604
Reinsurance balances recoverable	**785**	1,020
Data processing equipment, less accumulated		
depreciation (2002 - $5,459, 2001 - $3,243)	**186**	373
Indebtedness from related parties	**107,057**	29,687
Federal income tax recoverable, including a deferred		
tax asset (2002 - $15,601, 2001 - $6,976)	**50,531**	34,688
Separate account assets	**959,377**	1,406,693
Other assets	**303,168**	273,482
Total admitted assets	**$6,586,417**	$6,503,499

Equitable Life Insurance Company of Iowa

Balance Sheets - Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$4,015,244**	$3,580,706
Deposit type contracts	**189,296**	152,193
Policyholders' funds	**310**	282
Dividends payable	**23,795**	24,385
Unpaid claims	**2,227**	8,122
Total policy and contract liabilities	**4,230,872**	3,765,688
Accounts payable and accrued expenses	**26,439**	26,012
Indebtedness to related parties	**66,200**	21,091
Asset valuation reserve	**25,738**	26,060
Interest maintenance reserve	**13,573**	17,123
Borrowed money	**148,996**	135,948
Other liabilities	**(14,220)**	66,062
Separate account liabilities	**959,377**	1,406,693
Total liabilities	**5,456,975**	5,464,677
Capital and surplus:		
Common stock: authorized -- $1.00 par value; authorized 7,500,000 shares, issued and outstanding 5,000,300 shares	**5,000**	5,000
Additional paid-in capital	**1,215,324**	700,324
Unassigned (deficit) surplus	**(90,882)**	333,498
Total capital and surplus	**1,129,442**	1,038,822
Total liabilities and capital and surplus	**$6,586,417**	$6,503,499

Equitable Life Insurance Company of Iowa

Statements of Operations - Statutory Basis

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$ 1,832,175**	$ 2,645,375
Policy proceeds and dividends left on deposit	**1,840**	1,263
Net investment income	**228,150**	232,779
Amortization of interest maintenance reserve	**(2,570)**	2,299
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**(80)**	91
Other income	**23,058**	41,581
Total premiums and other revenues	**2,082,573**	2,923,388
Benefits paid or provided:		
Death benefits	**44,630**	41,922
Annuity benefits	**119,150**	103,305
Surrender benefits	**638,053**	464,583
Interest on policy or contract funds	**6,192**	7,043
Other benefits:	**7,209**	6,906
Life contract withdrawals	**47,009**	49,110
Increase in life, annuity, and accident and health reserves	**1,186,223**	2,055,065
Net transfers from separate accounts	**(135,686)**	(98,628)
Total benefits paid or provided	**1,912,780**	2,629,306
Insurance expenses:		
Commissions	**157,842**	205,363
General expenses	**45,159**	81,288
Insurance taxes, licenses and fees, excluding federal income taxes	**3,801**	9,080
Total insurance expenses	**206,802**	295,731
Loss from operations before policyholder dividends, federal income taxes and net realized capital losses	**(37,009)**	(1,649)

Equitable Life Insurance Company of Iowa

Statements of Operations - Statutory Basis (continued)

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Dividends to policyholders	**23,406**	25,228
Loss from operations before federal income taxes and net realized capital losses	**(60,415)**	(26,877)
Federal income taxes	**38,715**	(1,605)
Loss from operations before net realized capital losses	**(99,130)**	(25,272)
Net realized capital losses net of income taxes 2002 - $(10,288); 2001 - $ (7,441) and excluding net transfers to the interest maintenance reserve 2002 - $3,295; 2001 - $3,720	**(20,665)**	(37,807)
Net loss	**$(119,795)**	$(63,079)

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Statements of Changes in Capital and Surplus - Statutory Basis

	Year Ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 5,000**	$ 5,000
Paid-in and contributed surplus:		
Balance at beginning and end of year	**700,324**	248,743
Capital contributions	**515,000**	451,581
Balance at end of year	**$1,215,324**	$ 700,324
Unassigned deficit:		
Balance at beginning of year	**333,498**	344,924
Net loss	**(119,795)**	(63,079)
Change in net unrealized capital gains or losses	**(307,450)**	35,976
Change in nonadmitted assets	**(58,477)**	65,659
Change in asset valuation reserve	**322**	12,378
Change in net deferred income tax excluding tax effect of non admitted assets	**61,020**	30,125
Change in accounting principle, net of tax	**--**	(6,073)
Transfer of prepaid pension assets	**--**	(87,412)
Cession of existing risks, net of tax	**--**	1,000
Balance at end of year	**$ (90,882)**	$ 333,498
Total capital and surplus	**$1,129,442**	$1,038,822

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Statements of Cash Flows - Statutory Basis

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$1,775,113**	$2,647,810
Net investment income received	**274,233**	243,697
Commission and expense allowances received on reinsurance ceded	**(54)**	91
Benefits paid	**(862,628)**	(673,320)
Net transfers to separate accounts	**148,848**	111,689
Insurance expenses paid	**(199,451)**	(274,085)
Dividends paid to policyholders	**(23,568)**	(25,413)
Federal income taxes paid	**(45,836)**	71,450
Net other (expenses) revenues	**(697,081)**	41,873
Net cash provided by operations	**369,576**	2,143,792
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**3,559,637**	2,401,946
Preferred stocks	**357**	11,844
Common stocks	**103,451**	61,428
Mortgage loans	**2,241**	--
Other invested assets	**51,647**	6,951
Miscellaneous proceeds	**84,561**	1,989
Net tax on capital gains	**--**	(7,441)
Net proceeds from sales, maturities, or repayments of investments	**3,801,894**	2,476,717
Cost of investments acquired:		
Bonds	**3,938,840**	2,938,801
Preferred stocks	**556,492**	451,581
Mortgage loans	**121,122**	179,837
Other invested assets	**844**	3,835
Miscellaneous applications	**106,945**	--
Total cost of investments acquired	**4,724,243**	3,574,054
Net decrease (increase) in policy loans	**(9,656)**	1,185
Net cash used in investment activities	**(912,693)**	(1,098,522)

Equitable Life Insurance Company of Iowa

Statements of Cash Flows - Statutory Basis (continued)

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**506,300**	446,508
Borrowed money	**13,008**	13,660
Premium and other deposit-type funds	**20,799**	(21,565)
Other (uses) sources	**(39,480)**	(1,699,700)
Net cash provided by (used in) financing and miscellaneous activities	**500,627**	(1,261,097)
Net (decrease) increase in cash and short-term investments	**(42,490)**	(215,827)
Cash and short-term investments:		
Beginning of year	**67,592**	283,419
End of year	**$ 25,102**	$ 67,592

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Equitable Life Insurance Company of Iowa (the Company) is domiciled in Iowa and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company offers various insurance products including deferred and immediate annuities, variable annuities, and interest sensitive and traditional life insurance. These products are marketed by the Company's career agency force, independent insurance agents, broker/dealers, and financial institutions. The Company's primary customers are individuals. The Company is presently licensed in 49 states, the District of Columbia and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Iowa (Iowa Insurance Division), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (Continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (Continued)

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Iowa Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

1. Nature of Operations and Significant Accounting Policies (continued)

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value. Nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost with the exception of the S&P Options. The S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Rollover dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial Methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 10%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating. For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the State of Iowa is $246,911,000 at December 31, 2002. The amount of reserves for policies on which gross premiums are less than the net premiums deficiency reserves is $1,617,000 at December 31, 2002.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Guaranteed Minimum Death Benefits

Guaranteed minimum death benefits ("GMDB") are features offered with a variable annuity contract that provide a minimum level of proceeds, regardless of account balance, in the event of the policyholder's death. The GMDB can either remain constant or increase, depending on the underlying guarantee. The GMDB features of many companies' variable annuity contracts contain a "dollar-for-dollar" withdrawal provision, which provides for a reduction in the GMDB on a dollar-for-dollar basis when a partial withdrawal occurs.

As a result of the equity market performance over the past several years, a number of variable annuity policies could have account values that are less than the GMDB. A policy holder with a sizeable minimum death benefit and a policy with a dollar-for-dollar withdrawal provision could withdraw all but a required minimal account value or transfer a portion of their variable annuity contract to another carrier, while maintaining a significant GMDB.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Guaranteed Minimum Death Benefits (continued)

For Statutory reserves, Actuarial Guideline 33, "DETERMINING CARVM RESERVES FOR ANNUITY CONTRACT WITH ELECTIVE BENEFITS" (AG 33), defines the methodology and assumptions that are to be used to determine the minimum statutory reserves for annuity contracts. The purpose of Actuarial Guideline 34, "VARIABLE ANNUITY MINIMUM GUARANTEED DEATH BENEFIT RESERVES" (AG 34) is "to interpret the standards for the valuation of reserves for Minimum Guaranteed Death Benefits included in variable annuity contracts."

There is currently discussion whether AG 34 supersedes AG 33 when calculating the GMDB reserves or whether AG 33 and AG 34 should be applied jointly. Given the inherent ambiguity and controversy as to whether AG 34 supersedes AG 33 or whether AG 33 and AG 34 both apply in determining the appropriate reserves, and given the heightened interest of rating agencies regarding this issue, the Company has performed an initial assessment of its potential exposure related to GMDB's under the dollar-for-dollar features of its variable annuity products. The difference in interpretation as to the appropriate integration of AG 33 and AG 34 computational guidance could result in higher statutory reserve balances of approximately $35,000,000 as of December 31, 2002. The Company has a wholly owned insurance subsidiary in which the difference in interpretation could result in higher reserve balances of approximately $85,000,000 as of December 31, 2002.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful lives of the assets.

Participating Issuance

Participating business approximates less than 11% of the Company's ordinary life insurance in force and 2% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $23,406,000 and $25,228,000 were incurred 2002 and 2001, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**157,392**	94,807
Agents' debit balances	**253**	705
Furniture and equipment	**4,337**	6,411
Leasehold improvements	**1,033**	--
Deferred and uncollected premium	**426**	372
Commuted commission	**1,108**	--
Suspense debts	**3,586**	5,135
Other	**231**	2,459
Total nonadmitted assets	**$168,366**	$109,889

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets (continued)

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,253,710,000 and repaid $1,253,710,000 in 2002, and borrowed $784,500,000 and repaid $784,500,000 during, 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $204,000 and $1,646,000 during 2002 and 2001, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Iowa. The Iowa State Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency in under the Iowa Insurance Laws. The National Association of Insurance Commissioners' (NAIC) ACCOUNTING PRACTICES AND PROCEDURES MANUAL has been adopted as a component of prescribed or permitted practices by the state of Iowa. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Iowa Insurance Division. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL subject to any deviations prescribed or permitted by the State of Iowa insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned surplus, by $6,073,000 as of January 1, 2001. Included in this total adjustment is a reduction in unassigned funds of approximately $12,670,000 related to guaranty funds, post retirement benefits and other assessments and an increase in unassigned funds of approximately $6,597,000 related to mortgage loans and bonds.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,605	$ 643	$ --	$ 7,248
States, municipalities, and political subdivisions	248	11	--	259
Foreign government	172,130	12,466	4,538	4,538
Public utilities securities	185,449	8,495	3,681	190,263
Corporate securities	1,324,320	85,202	12,026	1,397,496
Mortgage-backed securities	874,791	38,253	20,820	892,224
Other structured securities	363,055	22,346	19,667	365,734
Total fixed maturities	2,926,598	167,416	60,732	3,033,282
Preferred stocks	441	--	--	441
Common stocks	120,051	234	--	120,285
Total equity securities	120,492	234	--	120,726
Total	$3,047,090	$167,650	$60,732	$3,154,008

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 35,463	$ 306	$ 730	$ 35,039
States, municipalities, and political subdivisions	248	--	1	147
Foreign government	111,157	3,952	3,077	112,032
Public utilities securities	103,304	1,839	4,541	100,602
Corporate securities	1,130,256	37,173	22,792	1,144,637
Mortgage-backed securities	873,372	27,484	17,543	883,313
Other structured securities	374,298	13,007	20,626	366,679
Total fixed maturities	2,628,098	83,761	69,310	2,642,549
Preferred stocks	490	--	--	490
Common stocks	306	--	--	306
Total equity securities	796	--	--	796
Total	$2,628,894	$83,761	$69,310	$2,643,345

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ 16,683	$ 16,833
Due after 1 year through 5 years	499,720	530,636
Due after 5 years through 10 years	863,485	909,340
Due after 10 years	308,864	318,514
	1,688,752	1,775,323
Mortgage-backed securities	874,791	892,225
Other structured securities	363,055	365,734
Total	$2,926,598	$3,033,282

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $3,809,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$2,926,598**	$2,628,098
Less nonadmitted bonds	**(640)**	--
Carrying value	**$2,925,958**	$2,628,098

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $1,740,357,000 and $797,331,000 in 2002 and 2001, respectively. Gross gains of $37,919,000 and $22,517,000 and gross losses of $36,614,000 and $10,345,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Equity securities - affiliated	**$ 35**	$ 351
Equity securities - unaffiliated	**--**	26,000
Bonds	**230,384**	205,052
Mortgage loans	**65,648**	62,637
Contract loans	**7,840**	7,844
Real estate	**757**	362
Other	**(58,410)**	(51,849)
Total investment income	**246,254**	250,397
Investment expenses	**(18,104)**	(17,618)
Net investment income	**$228,150**	$232,779

4. Investments (continued)

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$47,317**	$14,909

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $95,801,000 at December 31, 2002. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $95,936,000 at December 31, 2002. The securities have a weighted average coupon of 5.6% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. At December 31, 2002 the amount due on these agreements included in borrowed money is $3,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $3,176,000. The securities have a weighted average coupon of 6.0% and have a maturity of November 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 3.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 81.9% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages as of December 31, 2002 is $23,000.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001

	Notional Amount	Carrying Value	Fair Value
December 31, 2002	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 266,098	$ --	$ (4,428)
Caps owned	743,000	2,508	908
Options owned	856,438	30,325	30,325
Total derivatives	$1,865,536	$32,833	$26,805

	Notional Amount	Carrying Value	Fair Value
December 31, 2001	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 50,000	$ 69	$ 2
Caps owned	1,115,000	2,547	2,256
Options owned	762,920	60,495	45,720
Total derivatives	$1,927,920	$63,111	$47,978

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $215,727,000 and $251,252,000 and with an aggregate market value of $200,968,000 and $236,887,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.4% of the Company's investments in bonds and 3.37% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $68,548,000 and $196,630,000 with an aggregate NAIC market value of $73,861,000 and $199,043,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 2.3% of the Company's investment in bonds and 1.0% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (17.7%) and Texas (8%). The remaining commercial mortgages relate to properties located in 38 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $17,353,000.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

| | December 31, 2002 | |
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$1,538,465	34%
At book value less surrender charge	846,121	18
At fair value	1,079,649	23
Subtotal	3,464,235	75%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	447,961	10
Not subject to discretionary withdrawal	664,896	15
Total annuity reserves and deposit fund liabilities -- Before reinsurance	4,577,092	100%
Less reinsurance ceded	559,044	
Net annuity reserves and deposit fund liabilities	$4,018,048	

| | December 31, 2001 | |
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$1,329,562	30%
At book value less surrender charge	718,764	16
At fair value	1,365,750	30
Subtotal	3,414,076	76
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	452,336	10
Not subject to discretionary withdrawal	653,795	14
Total annuity reserves and deposit fund liabilities before reinsurance	4,520,207	100%
Less reinsurance ceded	542,676	
Net annuity reserves and deposit fund liabilities	$3,977,531	

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Effective December 31, 2001, the qualified noncontributory defined benefit retirement plans of the Company and certain other US subsidiaries of ING AIH were merged into one plan which is recognized in ING AIH's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan ("SERP").

The Company also provides certain health care and life insurance benefits for retired employees.

| | Pension Benefits | | Other Benefits | |
	2002	2001	2002	2001
	(In Thousands)			
Change in plan assets				
Fair value of plan assets at beginning of year	$ --	$151,069	$ --	$ --
Actual return on plan assets	--	(7,383)	--	--
Employer contribution	301	199	471	383
Plan participants' contributions	--	--	376	234
Benefits paid	(301)	(5,086)	(847)	(617)
Business combinations, divestitures, and settlements	--	(138,799)	--	--
Fair value of plan assets at end of year	$ --	$ --	$ --	$ --
Funded status				
Unamortized prior service cost (credit)	318	346	746	844
Unrecognized net (gain) or loss	3,715	(2,539)	(2,566)	885
Remaining net obligation at initial date of application	(31)	(33)	--	(3,341)
Accrued liabilities	(12,117)	(10,789)	(4,874)	(3,771)
Net liability recorded	$ (8,115)	$(13,015)	$(6,694)	$(5,383)

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$13,015**	$73,510	**$5,383**	$7,452
Service cost	**546**	1,820	**210**	211
Interest cost	**1,008**	5,643	**400**	564
Contribution by plan participants	**--**	--	**376**	234
Actuarial gain (loss)	**(6,153)**	5,767	**373**	(2,811)
Benefits paid	**(301)**	(5,085)	**(847)**	(618)
Plan amendments	**--**	(114)	**799**	--
Business combinations, divestitures, curtailments, settlements and special termination benefits	**--**	(68,526)	**--**	351
Benefit obligation at end of year	**$ 8,115**	$13,015	**$6,694**	$5,383

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Components of net periodic benefit cost				
Service cost	**$ 546**	$ 1,820	**$ 210**	$ 212
Interest cost	**1,008**	5,643	**400**	565
Expected return on plan assets	**--**	(13,750)	**--**	--
Amortization of recognized transition obligation or transition asset	**2**	(2,452)	**304**	304
Amount of recognized gains and losses	**100**	**--**	**(42)**	109
Amount of prior service cost recognized	**(28)**	--	**701**	(98)
Amount of gain or loss recognized due to a settlement or curtailment	**--**	--	**--**	351
Total net periodic benefit cost	**$1,628**	$(8,739)	**$1,573**	$1,443

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

In addition, the Company has a pension benefit obligation and another benefits obligation for non-vested employees as of December 31, 2002 and 2001 in the amount of $682,000 and $842,000, and $2,633,000 and $1,708,000 (OPEB obligation), respectively.

Assumptions used in determining the accounting for the defined benefit plans and other post-retirement benefit plans as of December 31, 2002 and 2001 were as follows:

	2002	2001
Weighted-average discount rate	6.75%	7.50%
Rate of increase in compensation level	3.75%	4.50%
Expected long-term rate of return on assets	9.00%	9.25%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5.0% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $1,159,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $1,139,000.

401(k) Plan

The Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $11,000 for 2002 and $10,500 for 2001. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were $681,000 and $522,000 for 2002 and 2001, respectively.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31	
	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 33,970	$ 52,388
Transfers from separate accounts	169,689	151,018
Net transfers to separate accounts	(135,719)	(98,630)
Reconciling adjustments:		
Miscellaneous transfers	33	2
Transfers as reported in the Statement of Operations	$(135,686)	$(98,628)

	December 31	
	2002	2001
	(In Thousands)	
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	$ --	$ --
At book value without market value adjustment less current surrender charge of 5% or more	931,533	1,365,751
At market value	--	--
At book value without market value adjustment less current surrender charge of less than 5%	--	--
Subtotal	--	--
Not subject to discretionary withdrawal	--	--
Total separate account reserves	$931,533	$1,365,751

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $500,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1,299,151,000 and $2,113,275,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$ 4,833**	$ 4,080
Benefits paid or provided	**7,821**	8,023
Policy and contract liabilities at year end	**$586,918**	$592,643

During 2002 and 2001, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

11. Federal Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse the Company for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

11. Federal Income Taxes (continued)

The components of the net deferred tax asset/(liability) at December 31 are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Total gross deferred tax assets	**$162,399**	$102,914
Total deferred tax liabilities	**(5,007)**	(6,542)
Net deferred tax asset	**157,392**	96,372
Deferred tax asset non-admitted	**(157,392)**	(94,807)
Net admitted deferred tax asset	**--**	1,565
(Increase) in nonadmitted asset	**$(62,585)**	$(28,560)

Current income taxes incurred consist of the following major components:

	December 31	
	2002	**2001**
	(In Thousands)	
Federal taxes on stand alone operations	**$(17,296)**	$(1,605)
Federal taxes paid to affiliates under tax sharing agreement	**67,278**	--
Consolidated operations loss carryback utilized	**(11,267)**	--
Total taxes on operations	**38,715**	(1,605)
Federal taxes on capital gains	**(1,559)**	7,441
Federal taxes paid to affiliates under tax sharing agreement	**3,896**	--
Consolidated capital loss carrybacks utilized	**(12,625)**	--
Total current taxes incurred	**$ 28,427**	$ 5,836

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Operations loss carryforwards	**$ 72,725**	$ --
Deferred acquisition costs	**30,319**	23,779
Investments	**19,753**	24,545
Insurance reserves	**19,428**	36,376
Policyholder dividends	**8,328**	8,535
Nonadmitted assets	**3,709**	4,886
Unrealized loss on investments	**704**	288
Other	**7,433**	4,505
Total deferred tax assets	**162,399**	102,914
Deferred tax assets non-admitted	**(157,392)**	(94,807)
Admitted deferred tax assets	**5,007**	8,107
Deferred tax liabilities resulting from book/tax differences in:		
Due & deferred premiums	**2,488**	2,410
Fixed assets	**2,164**	3,516
Other	**355**	616
Total deferred tax liabilities	**5,007**	6,542
Net admitted deferred tax asset	**$ --**	$ 1,565

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	**2001**	**Change**
		(In Thousands)	
Total deferred tax assets	**$162,399**	$102,914	$59,485
Total deferred tax liabilities	**5,007**	6,542	(1,535)
Net deferred tax asset	**$157,392**	$ 96,372	61,020
Tax effect of items in surplus:			
Unrealized gains (losses)			(416)
Change in non-admitted assets			1,191
Change in net deferred income tax			$61,795

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The provision for federal income tax expense and change in deferred taxes differs from the amount obtained applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	$(60,415)
Capital gains (losses)	(37,073)
Total pre-tax book income	$(97,488)
Provision computed at statutory rate	$(34,121)
Interest maintenance reserve	900
Other	(147)
Total	$(33,368)
Federal income taxes incurred	$ 28,427
Change in net deferred income taxes	(61,795)
Total statutory income taxes	$(33,368)

The amount of federal income taxes incurred that will be available for recoupment in event of future net losses is $12,514,000 from 2001.

The Company has operations loss carryforwards of $207,784,000 which expire in 2017.

The Company has a receivable from United States Treasury of $52,531,000 and $34,688,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $14,388,000 at December 31, 2002. However, if such taxes were assessed, the amount of the taxes payable would be $5,036,000. No deferred tax liabilities are recognized related to the PSA.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

12. Investment in and Advances to Subsidiaries

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock	**$811,079**	$761,038
(Payable) receivable from subsidiaries	**2,102**	2,445

Summarized financial information for these subsidiaries is as follows:

	2002	**2001**
	In Thousands	
Revenues	**$ 7,929,991**	$ 5,911,580
Income before net realized gains on investments	**(235,729)**	(75,842)
Net loss	**(277,136)**	(126,933)
Admitted assets	**24,301,380**	20,556,877
Liabilities	**23,490,301**	19,795,838

13. Capital and Surplus

Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus which is the lower of $5,000,000 or risk based capital. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Iowa Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$2,925,958	$3,033,282	$2,628,098	$2,642,549
Preferred stocks	441	441	490	490
Unaffiliated common stocks	285	285	306	306
Mortgage loans	859,953	943,421	842,243	875,493
Policy loans	130,790	130,790	139,826	139,826
Derivative securities	32,833	26,805	63,111	47,978
Short-term investments	19,971	19,971	53,000	53,000
Cash	5,131	5,131	14,592	14,592
Investment in surplus notes	135,000	191,228	185,000	268,149
Indebtedness from related parties	107,057	107,056	29,867	29,867
Separate account assets	959,377	959,377	1,406,693	1,406,693
Receivable for securities	207	207	3,950	3,950

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Liabilities:				
Individual and group annuities	2,852,482	2,794,933	2,611,782	2,439,374
Deposit type contract	189,296	190,706	152,194	152,194
Policyholder funds	26,333	26,333	26,893	26,893
Indebtedness to related parties	66,200	66,200	21,091	21,091
Separate account liabilities	959,377	959,377	1,406,693	1,406,693
Payable for securities	--	--	56,485	56,485

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed Maturities and Equity Securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $3,945,966,000 and $3,402,211,000 respectively.

Mortgage Loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative Financial Instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment In Surplus Notes: Estimated fair values for investments in surplus notes are generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

14. Fair Values of Financial Instruments (continued)

Guaranteed Investment Contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Other Investment-Type Insurance Contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company leases its home office space and certain other equipment under operating leases which expire through 2017. During the years ended December 31, 2002 and 2001, rent expense totaled $4,951,000 and $3,254,000, respectively. At December 31, 2002 minimum rental payments due under all non-cancelable operating leases are: 2003- $5,268,000, 2004 - $5,324,000, 2005 - $5,324,000, 2006 - $5,324,000, 2007 - $5,135,000 and $47,414,000 thereafter.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

16. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $100,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $171,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

16. Financing Agreements (continued)

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $16,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

17. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $10,395,000 and $9,730,000 for the year ended December 31, 2002 and 2001, respectfully.

Inter-Insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received (paid) under these agreements was $3,292,000 and $16,610,000 for the year ended December 31, 2002 and 2001, respectfully.

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING AIH, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, the Company and ING AIH can borrow up to $104,000,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $170,000 and interest income of $615,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to ING AIH and $0 receivable from ING AIH.

17. Related Party Transactions (continued)

Affiliates (continued)

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement With ING Financial Adviser, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Subsidiaries

The Company owns, as of December 31, 2002, the capital stock of, valued on the equity basis, USG Annuity and Life Insurance Company (an Oklahoma domestic insurer) and Golden American Life Insurance Company (a Delaware domestic insurer).

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $3,465,000 and $3,759,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $473,000 and $771,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

19. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company met the RBC requirements.

Equitable Life Insurance Company of Iowa

Financial Statements - Statutory Basis

Period Ended September 30, 2003

CONTENTS

Unaudited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis	ELIC - 9/30/03 F-2
Statements of Operations - Statutory Basis	ELIC - 9/30/03 F-3
Statements of Changes in Capital and Surplus - Statutory Basis	ELIC - 9/30/03 F-4
Statements of Cash Flows - Statutory Basis	ELIC - 9/30/03 F-5

Equitable Life Insurance Company of Iowa
Balance Sheet - Statutory Basis

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 3,658,954
Preferred stocks	441
Common stocks	1,232,540
Mortgage loans	950,456
Real Estate	2,968
Policy loans	127,934
Other invested assets	251,805
Cash and short -term investments	149,468
Total cash and invested assets	6,374,566
Deferred and uncollected premiums	4,954
Accrued investment income	48,458
Reinsurance balances recoverable	5,797
Data processing equipment	92
Indebtedness from related parties	34,330
Federal income tax recoverable	19,328
Separate account assets	980,432
Other assets	376,094
Total admitted assets	$ 7,844,051
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	4,639,169
Deposit type contracts	620,616
Policyholders' funds	301
Dividend payable	16,935
Unpaid claims	3,445
Total policy and contract liabilities	5,280,466
Accounts payable and accrued expenses	28,110
Indebtedness to related parties	50,703
Interest maintenance reserve	25,466
Asset valuation reserve	33,398
Borrowed money	207,767
Other liabilities	65,941
Separate account liabilities	980,432
Total liabilities	6,672,283
Capital and surplus:	
Common stock	5,000
Additional paid-in capital	1,236,632
Unassigned surplus	(69,864)
Total capital and surplus	1,171,768
Total liabilities and capital and surplus	$ 7,844,051

Equitable Life Insurance Company of Iowa
Statements of Operations - Statutory Basis

	Nine months ended September 30,	
	2003	**2002**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,465,594	$ 1,459,082
Policy proceeds and dividends left on deposit	1,615	1,528
Net investment income	219,545	159,853
Amortization of interest maintenance reserve	(1,996)	(1,694)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	56	393
Other income	13,255	24,526
Total premiums and other revenues	1,698,069	1,643,688
Benefits paid or provided:		
Death benefits	33,945	33,338
Annuity benefits	85,821	100,014
Surrender benefits	512,112	500,073
Interest on policy or contract funds	7,410	4,897
Other benefits	121	1,469
Life contract withdrawals	4,608	4,625
Change in life, annuity, and accident and health reserves	344,825	410,507
Net transfers to separate accounts	(95,353)	(100,078)
Total benefits paid or provided	893,489	954,845
Insurance expenses:		
Commissions	128,805	118,638
General expenses	41,281	36,435
Insurance taxes, licenses and fees, excluding federal income taxes	1,933	3,201
Other	629,060	598,866
Total insurance expenses	801,079	757,140
Gain (loss) from operations before policyholder dividends, federal income taxes and net realized capital losses	3,501	(68,298)
Dividends to policyholders	9,272	17,618
Gain (loss) from operations before federal income taxes and net realized capital losses	(5,771)	(85,916)
Federal income taxes	(2,842)	27,581
Gain from operations before net realized capital losses	(2,929)	(113,497)
Net realized capital gains or (losses), net of income taxes 2003 - $3,633; 2002 - $(6,927) and excluding net transfers t o the interest maintenance reserve 2003- $4,307; 2002 - $1,856	(17,564)	(19,005)
Net income (loss)	$ (20,493)	$ (132,502)

Equitable Life Insurance Company of Iowa
Statements of Changes in Capital and Surplus - Statutory Basis

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 5,000	$ 5,000
Paid-in and contributed surplus:		
Balance at beginning of year	1,236,632	721,632
Capital contributions	-	195,000
Balance at end of year	1,236,632	916,632
Unassigned surplus:		
Balance at beginning of year	(97,422)	329,096
Net income	(20,493)	(132,502)
Change in net unrealized capital gains or losses	54,643	(297,737)
Change in nonadmitted assets	(12,433)	20,696
Change in asset valuation reserve	(7,274)	4,783
Change in net deferred income tax	13,115	(10,971)
Balance at end of year	(69,864)	(86,635)
Total capital and surplus	$ 1,171,768	$ 834,997

Equitable Life Insurance Company of Iowa
Statements of Cash Flows - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,462,703	$ 1,450,381
Net investment income received	263,891	254,823
Commission and expense allowances received on reinsurance ceded	-	393
Benefits paid	(729,890)	(643,942)
Net transfers to separate accounts	98,088	114,056
Insurance expenses paid	(778,614)	(151,228)
Dividends paid to policyholders	(15,966)	(17,942)
Federal income taxes (paid) received	28,915	(57,692)
Net other (expenses) revenues	14,300	(573,936)
Net cash provided by operations	343,427	374,913
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	3,039,822	2,688,381
Stocks	-	357
Mortgage loans	132,417	66,595
Real estate	750	491
Other invested assets	828	52,576
Miscellaneous proceeds	66,555	(20,336)
Net gains or (losses) on cash and short-term investments	(169)	-
Net tax on capital gains	-	6,927
Net proceeds from sales, maturities, or repayments of investments	3,240,203	2,794,991
Cost of investments acquired:		
Bonds	3,535,481	3,147,911
Preferred stocks	246,024	245,192
Mortgage loans	218,253	51,840
Other invested assets	460	804
Miscellaneous applications	73,382	28,163
Total cost of investments acquired	4,073,600	3,473,910
Net increase (decrease) in policy loans	2,857	(9,373)
Net cash used in investment activities	(830,540)	(669,546)
Financing and miscellaneous activities		
Cash provided (used):		
Capital and surplus paid-in	-	195,000
Borrowed money	58,771	48,416
Net deposits on deposit-type contract funds	430,415	(822)
Other sources	119,393	12,406
Net cash provided by financing and miscellaneous activities	608,579	255,000
Net change in cash and short-term investments	121,466	(39,633)
Cash and short-term investments:		
Beginning of year	28,002	85,403
End of year	$ 149,468	$ 45,770

United Life & Annuity Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors   ULA - F-2

Audited Financial Statements - Statutory Basis
Balance Sheets - Statutory Basis   ULA - F-4
Statements of Operations - Statutory Basis   ULA - F-6
Statements of Changes in Capital and Surplus - Statutory Basis   ULA - F-8
Statements of Cash Flows - Statutory Basis   ULA - F-9
Notes to Financial Statements - Statutory Basis   ULA - F-10

Report of Independent Auditors

Board of Directors and Stockholder
United Life & Annuity Insurance Company

We have audited the accompanying statutory basis balance sheets of United Life & Annuity Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Iowa (Iowa Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of United Life & Annuity Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Life & Annuity Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Iowa Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Iowa Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

United Life & Annuity Insurance Company

Balance Sheets − Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$608,870**	$673,753
Common stocks	**10**	145
Subsidiary	**25**	25
Mortgage loans	**34,829**	31,004
Real estate, properties held for sale	**--**	37
Policy loans	**933**	1,028
Other invested assets	**13,908**	8,323
Cash and short-term investments	**14,741**	18,299
Total cash and invested assets	**673,316**	732,614
Deferred and uncollected premiums	**(30)**	--
Accrued investment income	**8,523**	10,002
Reinsurance balances recoverable	**112**	--
Indebtedness from related parties	**--**	19
Federal income tax recoverable, including a deferred tax asset of $5,385	**6,791**	4,761
Separate account assets	**64,410**	103,520
Other assets	**375**	117
Total admitted assets	**$753,497**	$851,033

United Life & Annuity Insurance Company

Balance Sheets – Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$586,755**	$655,796
Deposit type contracts	**14,926**	16,982
Unpaid claims	**25**	--
Total policy and contract liabilities	**601,706**	672,778
Interest maintenance reserve	**188**	--
Accounts payable and accrued expenses	**1,485**	2,369
Indebtedness to related parties	**1,634**	926
Asset valuation reserve	**5,743**	8,652
Other liabilities	**(2,875)**	(3,851)
Separate account liabilities	**64,410**	103,520
Total liabilities	**672,291**	784,394
Capital and surplus:		
Common stock: authorized -- 4,200,528 shares of		
$2.00 par value, 4,200,528 issued and outstanding	**8,401**	8,401
Additional paid-in capital	**41,241**	41,241
Unassigned surplus	**31,564**	16,997
Total capital and surplus	**81,206**	66,639
Total liabilities and capital and surplus	**$753,497**	$851,033

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Operations – Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$1,228**	$2,205
Policy proceeds and dividends left on deposit	**205**	217
Net investment income	**44,256**	55,342
Amortization of interest maintenance reserve	**1,656**	922
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**502**	643
Other income	**1,598**	4,052
Total premiums and other revenues	**$49,445**	$63,381
Benefits paid or provided:		
Annuity benefits	**20,309**	25,765
Surrender benefits	**100,443**	150,071
Interest on policy or contract funds	**598**	(2,997)
Other benefits	**25**	--
Life contract withdrawals	**1,170**	596
Decrease in life, annuity, and accident and health reserves	**(69,041)**	(112,483)
Net transfers from separate accounts	**(17,382)**	(18,868)
Total benefits paid or provided	**36,122**	42,084
Insurance expenses:		
Commissions	**611**	695
General expenses	**1,877**	3,649
Insurance taxes, licenses and fees, excluding federal income taxes	**(536)**	231
Other	**4**	655
Total insurance expenses	**1,956**	5,230
	38,078	47,314

United Life & Annuity Insurance Company

Statements of Operations – Statutory Basis (continued)

	Year ended December 31	
	2002	2001
	(In Thousands)	
Gain from operations before federal income taxes and net realized capital (losses) gains	$11,367	$16,067
Federal income taxes	(5,786)	3,039
Gain from operations before net realized capital (losses) gains	17,153	13,028
Net realized capital (losses) gains net of income taxes 2002 -- ($3,926), 2001 -- $0 and excluding net transfers to the interest maintenance reserve 2002 -- ($2,310); 2001 -- ($5,545)	(5,602)	333
Net income	$11,551	$13,361

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Changes in Capital and Surplus -- Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 8,401**	$ 8,401
Additional paid-in capital:		
Balance at beginning and end of year	**41,241**	41,241
Unassigned surplus:		
Balance at beginning of year	**16,997**	(226)
Net income	**11,551**	13,361
Change in net unrealized capital gains or losses	**(1,396)**	1,927
Change in nonadmitted assets	**(5,406)**	7,268
Change in asset valuation reserve	**2,909**	(1,277)
Change in net deferred income tax	**7,388**	(505)
Change in accounting principle, net of tax	**--**	1,528
Other adjustments	**(479)**	(5,079)
Balance at end of year	**31,564**	16,997
Total capital and surplus	**$81,206**	$66,639

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Cash Flows -- Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$ 1,424**	$ 715
Net investment income received	**47,009**	55,810
Commission and expense allowances received on reinsurance ceded	**27**	643
Benefits paid	**(125,136)**	(173,108)
Net transfers from separate accounts	**19,650**	21,767
Insurance expenses paid	**(2,613)**	(4,891)
Federal income taxes received (paid)	**1,697**	(6,898)
Other revenues in excess of expenses	**1,252**	1,593
Net cash used in operations	**(56,690)**	(104,369)
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**697,696**	509,231
Common stocks	**--**	121
Mortgage loans	**3,117**	10,319
Real estate	**53**	--
Other invested assets	**82**	139
Net losses on cash & short term investments	**(262)**	(150)
Miscellaneous proceeds	**607**	(296)
Net proceeds from sales, maturities, or repayments of investments	**701,293**	519,364
Cost of investments acquired:		
Bonds	**632,726**	407,492
Mortgage loans	**7,078**	13,140
Real estate	**--**	280
Other invested assets	**229**	528
Miscellaneous applications	**9,273**	--
Total cost of investments acquired	**649,306**	421,440
Net decrease in policy loans	**95**	734
Net cash provided by investment activities	**$ 52,082**	$ 98,658

United Life & Annuity Insurance Company

Statements of Cash Flows -- Statutory Basis (continued)

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	$ --	$ 1,528
Borrowed money	--	4
Net deposits on deposit-type contract funds	(2,938)	(5,592)
Other sources	3,988	16,762
Net cash provided by financing and miscellaneous activities	1,050	12,702
Net (decrease) increase in cash and short-term investments	(3,558)	6,991
Cash and short-term investments:		
Beginning of year	18,299	11,308
End of year	$14,741	$18,299

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis

1. Nature of Operations and Significant Accounting Policies

United Life & Annuity Insurance Company (the Company) is domiciled in Iowa and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The primary insurance products offered by the Company are annuity related. The Company also offers life and health insurance products, however all life and health business is ceded to other insurers. The Company is presently licensed in 47 states, the District of Columbia and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Iowa (Iowa Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Investments in real estate are reported net of related obligations rather than on a gross basis as under GAAP. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiary: The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Deferred Income Taxes Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amount due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

The Company's noninsurance subsidiary is carried at cost.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Real estate is reported at depreciated cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of joint ventures and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3.00% to 10.00%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**$12,176**	$5,639
Agents' debit balances	**22**	37
Disallowed Interest Maintenance Reserves	**--**	466
Other	**180**	830
Total nonadmitted assets	**$12,378**	$6,972

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $91,220,000 and repaid $91,220,000 in 2002 and borrowed $28,650,000 and repaid $28,650,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $13,000 and $14,000 during 2002 and 2001, respectively.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Iowa Insurance Department. The Iowa Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Iowa Insurance Laws. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Iowa . The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Iowa Department of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

Notes to Financial Statements -- Statutory Basis (continued)

3. Accounting Changes and Corrections of Errors

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Iowa insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $1,528,000 as of January 1, 2001.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	**$112,154**	**$ 3,593**	**$ --**	**$115,747**
States, municipalities, and political subdivisions	**452**	**39**	**--**	**491**
Public utilities securities	**22,776**	**853**	**780**	**22,849**
Corporate securities	**288,160**	**12,781**	**1,452**	**299,489**
Mortgage-backed securities	**128,750**	**6,063**	**1,149**	**133,664**
Other structured securities	**32,357**	**330**	**6,202**	**26,485**
Commercial mortgage-backed securities	**24,221**	**1,465**	**62**	**25,624**
Total fixed maturities	**608,870**	**25,124**	**9,645**	**624,349**
Common stocks	**20**	**8**	**18**	**10**
Total equity securities	**20**	**8**	**18**	**10**
Total	**$608,890**	**$25,132**	**$9,663**	**$624,359**
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 83,712	$ 1,013	$ 662	$ 84,063
States, municipalities, and political subdivisions	430	22	--	452
Public utilities securities	1,392	58	--	1,450
Corporate securities	336,745	10,010	4,478	342,277
Mortgage-backed securities	184,916	6,257	2,031	189,142
Other structured securities	43,242	370	6,608	37,004
Commercial mortgage-backed securities	23,381	211	1,815	21,777
Total fixed maturities	673,818	17,941	15,594	676,165
Common stocks	67	120	42	145
Total equity securities	67	120	42	145
Total	$673,885	$18,061	$15,636	$676,310

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 45,649**	**$ 46,347**
Due after 1 year through 5 years	**176,154**	**184,182**
Due after 5 years through 10 years	**138,555**	**143,770**
Due after 10 years	**63,184**	**64,277**
	423,542	**438,576**
Mortgage-backed securities	**128,750**	**133,664**
Other structured securities	**32,357**	**26,485**
Commercial mortgage-backed securities	**24,221**	**25,624**
Total	**$608,870**	**$624,349**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $23,570,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$608,870**	$673,818
Less nonadmitted bonds	**--**	65
Carrying value	**$608,870**	$673,753

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $578,426,000 and $340,168,000 in 2002 and 2001, respectively. Gross gains of $14,407,000 and $9,174,000 and gross losses of $12,961,000 and $4,778,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	December 31,	
	2002	**2001**
	(In Thousands)	
Income:		
Bonds	**$42,754**	$53,574
Mortgage loans	**2,617**	2,683
Policy loans	**27**	7
Company-occupied property	**--**	40
Other	**635**	979
Total investment income	**46,033**	57,283
Investment expenses	**1,777**	1,941
Net investment income	**$44,256**	$55,342

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31,	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$558**	$3,182

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.13% and 3.04%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 57.0% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

5. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $40,723,000 and $65,103,000 and with an aggregate market value of $40,582,000 and $60,181,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 6.69% of the Company's investments in bonds and 5.40% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $17,624,000 and $17,683,000 with an aggregate NAIC market value of $17,726,000 and $17,206,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 2.89% of the Company's investment in bonds and 2.34% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (50%) and Pennsylvania (14%). The remaining commercial mortgages relate to properties located in 10 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $6,430,000.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

6. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 890	-- %
At book value less surrender charge	94,326	14
At fair value	61,499	9
Subtotal	156,715	23
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	482,267	73
Not subject to discretionary withdrawal	25,543	4
Total annuity reserves and deposit fund liabilities before reinsurance	664,525	100%
Less reinsurance ceded	1,925	
Net annuity reserves and deposit fund liabilities	$662,600	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 701	-- %
At book value less surrender charge	130,812	17
At fair value	98,449	13
Subtotal	229,962	30
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	515,134	66
Not subject to discretionary withdrawal	28,311	4
Total annuity reserves and deposit fund liabilities before reinsurance	773,407	100%
Less reinsurance ceded	2,391	
Net annuity reserves and deposit fund liabilities	$771,016	

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

7. Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $408,000 and $1,022,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31,	
	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 408	$ 1,022
Transfers from separate accounts	17,790	19,908
Net transfers from separate accounts	(17,382)	(18,886)
Reconciling adjustments:		
Miscellaneous transfers	--	18
Transfers as reported in the Statement of Operations	$(17,382)	$(18,868)
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	$ --	$ --
At book value without market value adjustment less current surrender charge of 5% or more	--	--
At market value	61,500	98,450
At book value without market value adjustment less current surrender charge of less than 5%	--	--
Subtotal	61,500	98,450
Not subject to discretionary withdrawal	--	--
Total separate account liabilities	$61,500	$98,450

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

8. Reinsurance

The Company is involved in ceded reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$ 2,832**	$ 3,090
Benefits paid or provided	**6,101**	6,440
Policy and contract liabilities at year end	**91,095**	92,451

9. Federal Income Taxes

The Company files a separate Federal income tax return.

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Current income taxes incurred for the year ended December 31, consist of the following major components:		
Federal tax on operations	**$(5,786)**	$3,039
Federal tax on capital gains	**3,926**	--
Capital loss on carryovers utilized	**(675)**	--
Total current taxes incurred	**$(2,535)**	$3,039

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

9. Federal Income Taxes (continued)

The components of deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	**$ 1,096**	$1,304
Insurance reserves	**113**	1,324
Investments	**3,270**	--
Capital loss carry forward	**3,445**	6,282
Present value of insurance in force	**8,751**	--
Unrealized loss on investments	**1,019**	5
Other	**725**	538
Total deferred tax assets	**18,419**	9,453
Deferred tax assets nonadmitted	**12,175**	5,640
Admitted deferred tax assets	**$ 6,244**	$3,813
Deferred tax liabilities resulting from book/tax differences in:		
Investments	**$ 725**	$ 295
Other	**134**	--
Total deferred tax liabilities	**859**	295
Net admitted deferred tax asset	**$ 5,385**	$3,518

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	**2001**	**Change**
	(In Thousands)		
Total deferred tax assets	**$18,419**	$9,453	$8,966
Total deferred tax liabilities	**859**	295	564
Net deferred tax asset	**$17,560**	$9,158	8,402
Tax effect of items in surplus:			
Nonadmitted assets			241
Unrealized losses			(1,014)
Change in net deferred income tax			$7,629

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

9. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	**$ 11,367**
Capital gains	**634**
Total pre-tax book income	**$ 12,001**
Provision computed at statutory rate	**$ 4,200**
Refinement of deferred tax balances	**(14,813)**
Interest maintenance reserve	**(579)**
Other	**1,028**
Total	**$(10,164)**
Federal income taxes incurred	**$ (2,535)**
Change in net deferred income taxes	**(7,629)**
Total statutory income taxes	**$(10,164)**

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $1,285,000 and $1,366,000 from 2002 and 2001 respectively.

The Company has a recoverable of $1,406,000 at December 31, 2002 and $3,976,000 at December 31, 2001 from the United States Treasury for federal income taxes.

The Company has capital loss carry forwards, which expire as follows:

Expiration Year	**Amount**
2005	$9,844,000

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

10. Investment in and Advances to Subsidiaries

The Company has one wholly owned noninsurance subsidiary at December 31, 2002, United Variable Services, Inc.

Amounts invested in and advanced to the Company's subsidiary is summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock (cost–$25,000 in 2002 and 2001)	**$25**	$25
(Payable) receivable from subsidiary	**--**	--

11. Capital and Surplus

Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus of $7,806,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Iowa Insurance Department is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

12. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$608,870	$624,349	$673,753	$676,101
Unaffiliated common stocks	10	10	145	145
Mortgage loans	34,829	39,729	31,004	29,900
Policy loans	933	933	1,028	1,028
Short-term investments	14,450	14,450	4,000	4,000
Cash	291	291	14,299	14,299
Indebtedness from related parties	--	--	19	19
Separate account assets	64,410	64,410	103,520	103,520
Receivable for securities	8,308	8,308	476	476
Liabilities:				
Individual and group annuities	578,170	575,913	646,841	675,314
Deposit type contract	14,926	14,939	16,982	17,907
Indebtedness to related parties	1,634	1,634	926	926
Separate account liabilities	64,410	64,410	103,520	103,520
Payable for securities	--	--	1,000	1,000

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

> *Cash and short-term investments:* The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

12. Fair Values of Financial Instruments (continued)

Fixed maturities and equity securities: The fair values for bonds and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office.   Market value as determined by the NAIC as of December 31, 2002 and 2001 is $611,948,000 and $676,788,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

13. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

14. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $3,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $50,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

15. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under this agreement were approximately $1,617,000 and $1,287,000 for the year ended December 31, 2002 and 2001, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts paid under these agreements were $384,000 and $816,000 for the year ended December 31, 2002 and 2001, respectively.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

15. Related Party Transactions (continued)

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING America Insurance Holdings, Inc. ("ING AIH") a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires April 1, 2011, the Company and ING AIH can borrow up to $22,400,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at the rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the company incurred interest expense of $10,000 and interest income of $40,000 for the year ended December 31, 2002. At December 31, 2002, the company had $0 payable to ING AIH and $0 receivable from ING AIH.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $474,000 and $474,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $351,000 and $95,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

17. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

18. Reconciliation to the Annual Statement

Subsequent to the filing of the 2001 Annual Statement, the Company discovered adjustments that were recorded in the 2001 audited financial statement but not the 2001 Annual Statement. During 2002, the Company corrected these adjustments in its Summary of Operations in the 2002 Annual Statement. As a result, the differences below exist between the 2002 Annual Statement and the accompanying statutory basis financial statements:

	Net Income	Capital and Surplus
	(In Thousands)	
Amounts as reported in the 2002 Annual Statement	$ 8,817	$82,852
Capital gains tax	(1,935)	--
Mortgage loan income	198	--
Federal income taxes	4,471	--
Asset valuation reserve	--	(1,646)
	$11,551	$81,206

At December 31, 2001, differences in amounts reported in the 2001 Annual Statement, as revised, and amounts in the accompanying statutory-basis financial statements are due to the following:

	Net Income	Capital and Surplus
	(In Thousands)	
Amounts as reported in the 2001 Annual Statement	$11,058	$67,443
Capital gains tax benefit	1,935	1,935
Mortgage loan income	368	(198)
Deferred tax asset	--	1,930
Federal income tax recoverable	--	(4,471)
	$13,361	$66,639

United Life & Annuity Insurance Company

Financial Statements – Statutory Basis

Period Ended September 30, 2003

Contents

Unaudited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis   ULA - 9/30/03 F-2
Statements of Operations - Statutory Basis   ULA - 9/30/03 F-3
Statements of Changes in Capital and Surplus - Statutory Basis   ULA - 9/30/03 F-4
Statements of Cash Flows - Statutory Basis   ULA - 9/30/03 F-5

United Life & Annuity Insurance Company
Balance Sheet - Statutory Basis

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 595,547
Common stocks	2
Subsidiaries	25
Mortgage loans	38,032
Policy loans	930
Other invested assets	20,530
Cash and short-term investments	1,944
Total cash and invested assets	657,010
Deferred and uncollected premiums	(27)
Accrued investment income	7,021
Reinsurance balances recoverable	53
Federal income tax recoverable	1,709
Net deferred tax asset	2,805
Separate account assets	60,745
Other assets	90
Total admitted assets	$ 729,406
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	556,238
Deposit type contracts	13,959
Total policy and contract liabilities	570,197
Accounts payable and accrued expenses	1,434
Indebtedness to related parties	1,219
Interest maintenance reserve	5,262
Asset valuation reserve	5,018
Other liabilities	11,344
Separate account liabilities	60,745
Total liabilities	655,219
Capital and surplus:	
Common stock	8,401
Additional paid-in capital	41,241
Unassigned surplus	24,545
Total capital and surplus	74,187
Total liabilities and capital and surplus	$ 729,406

United Life & Annuity Insurance Company
Statements of Operations - Statutory Basis

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,469	$ 1,027
Policy proceeds and dividends left on deposit	462	179
Net investment income	26,962	33,648
Amortization of interest maintenance reserve	1,498	990
Commissions, expense allowances and reserve adjustments on reinsurance ceded	286	374
Other income	887	2,064
Total premiums and other revenues	31,564	38,282
Benefits paid or provided:		
Annuity benefits	15,542	16,562
Surrender benefits	49,821	82,125
Interest on policy or contract funds	55	497
Other benefits	(25)	-
Life contract withdrawals	877	887
Change in life, annuity, and accident and health reserves	(30,518)	(57,279)
Net transfers to separate accounts	(10,229)	(13,329)
Total benefits paid or provided	25,523	29,463
Insurance expenses:		
Commissions	426	443
General expenses	1,940	1,556
Insurance taxes, licenses and fees, excluding federal income taxes	337	43
Total insurance expenses	2,703	2,042
Gain (loss) from operations before federal income taxes and net realized capital losses	3,338	6,777
Federal income taxes	(1,298)	(1,873)
Gain from operations before net realized capital losses	4,636	8,650
Net realized capital gains or (losses), net of income taxes 2003 - $0; 2002 - $1,992 and excluding net transfers to the interest maintenance reserve 2003 - $0; 2002 - $3,003	2,862	(6,482)
Net income (loss)	$ 7,498	$ 2,168

United Life & Annuity Insurance Company
Statements of Changes in Capital and Surplus - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 8,401	$ 8,401
Additional paid-in capital:		
Balance at beginning of year	41,241	41,241
Unassigned surplus:		
Balance at beginning of year	33,210	17,800
Net income	7,498	2,168
Change in net unrealized capital gains or losses	78	(2,178)
Change in nonadmitted assets	1,030	(9,847)
Change in asset valuation reserve	(921)	4,529
Change in net deferred income tax	(3,680)	12,811
Dividends to stockholder	(12,400)	-
Other adjustments	(270)	(356)
Balance at end of year	24,545	24,927
Total capital and surplus	$ 74,187	$ 74,569

United Life & Annuity Insurance Company
Statements of Cash Flows - Statutory Basis

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 1,469	$ 1,198
Net investment income received	28,981	36,526
Commission and expense allowances received on reinsurance ceded	(2,802)	374
Benefits paid	(67,204)	(84,529)
Net transfers to separate accounts	9,675	15,206
Insurance expenses paid	-	(2,164)
Federal income taxes (paid) received	995	4,590
Net other (expenses) revenues	1,594	2,158
Net cash used in operations	(27,292)	(26,641)
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	816,936	433,061
Mortgage loans	1,277	1,789
Real estate	-	54
Other invested assets	64	81
Net gain or (losses) on cash and short-term investments	-	(264)
Miscellaneous proceeds	14,659	(4,722)
Net tax on capital gains	-	(1,992)
Net proceeds from sales, maturities, or repayments of investments	832,936	428,007
Cost of investments acquired:		
Bonds	794,630	388,217
Mortgage loans	4,480	7,106
Other invested assets	-	99
Miscellaneous applications	6,582	-
Total cost of investments acquired	805,692	395,422
Net increase (decrease) in policy loans	(6)	(68)
Net cash used in investment activities	27,238	32,653
Financing and miscellaneous activities		
Cash provided (used):		
Net deposits on deposit-type contract funds	(967)	-
Dividends to stockholders	(12,400)	-
Other sources	624	(19,537)
Net cash used in financing and miscellaneous activities	(12,743)	(19,537)
Net change in cash and short-term investments	(12,797)	(13,525)
Cash and short-term investments:		
Beginning of year	14,741	18,299
End of year	$ 1,944	$ 4,774

USG Annuity & Life Company

Financial Statements – Statutory Basis
and Other Financial Information

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors   USG - F-2

Audited Financial Statements – Statutory Basis

Balance Sheets – Statutory Basis   USG - F-4
Statements of Operations – Statutory Basis   USG - F-6
Statements of Changes in Capital and Surplus – Statutory Basis   USG - F-8
Statements of Cash Flows – Statutory Basis   USG - F-9
Notes to Financial Statements –Statutory Basis   USG - F-10

Report of Independent Auditors

Board of Directors and Stockholder
USG Annuity & Life Company

We have audited the accompanying statutory basis balance sheets of USG Annuity & Life Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commissioner of Insurance of the State of Oklahoma (Oklahoma Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of USG Annuity & Life Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Annuity & Life Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Oklahoma Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Oklahoma Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

USG Annuity & Life Company

Balance Sheets – Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$6,116,495**	$5,285,956
Preferred stocks	**1,088**	134
Common stocks	**--**	22
Mortgage loans	**1,483,855**	1,659,518
Real estate, less accumulated depreciation		
(2002 - $304, 2001 - $242)	**1,477**	2,964
Policy loans	**32,454**	32,732
Other invested assets	**47,704**	40,847
Cash and short-term investments	**9,116**	102,848
Total cash and invested assets	**7,692,189**	7,125,021
Deferred and uncollected premiums, less loading		
(2002 - ($58), 2001 - $49)	**386**	1,304
Accrued investment income	**77,674**	72,706
Reinsurance balances recoverable	**335**	90
Indebtedness from related parties	**25**	3,945
Federal income tax recoverable, including a deferred		
tax asset (2002 - $15,601, 2001 - $6,976)	**22,163**	6,976
Other assets	**2,451**	5,484
Total admitted assets	**$7,795,223**	$7,215,526

USG Annuity & Life Company

Balance Sheets – Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$6,859,914**	$6,211,216
Deposit type contracts	**246,501**	232,745
Policyholders' funds	**53**	33
Unpaid claims	**3,622**	3,930
Total policy and contract liabilities	**7,110,090**	6,447,924
Interest maintenance reserve	**11,799**	4,992
Accounts payable and accrued expenses	**27,197**	69,739
Indebtedness to related parties	**22,147**	6,548
Contingency reserve	**876**	1,907
Asset valuation reserve	**50,634**	71,621
Borrowed money	**184,450**	183,094
Other liabilities	**1,844**	120,244
Total liabilities	**7,409,037**	6,906,069
Capital and surplus:		
Common stock: authorized -- 1,000 shares of $3,000 par value; 833 issued and outstanding	**2,500**	2,500
Additional paid-in capital	**316,963**	286,963
Unassigned surplus	**66,723**	19,994
Total capital and surplus	**386,186**	309,457
Total liabilities and capital and surplus	**$7,795,223**	$7,215,526

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Operations – Statutory Basis

	2002	2001
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$1,285,640	$ 833,347
Policy proceeds and dividends left on deposit	9,267	11,396
Net investment income	536,206	520,614
Amortization of interest maintenance reserve	(7,446)	2,383
Commissions, expense allowances and reserve		
adjustments on reinsurance ceded	14,159	23,933
Other income	1,619	17,445
Total premiums and other revenues	1,839,445	1,409,118
Benefits paid or provided:		
Death benefits	112,299	141,633
Annuity benefits	250,411	274,447
Surrender benefits	582,708	739,979
Interest on policy or contract funds	8,033	11,409
Other benefits:		
Life contract withdrawals	8,968	6,081
Increase in life, annuity, and accident and		
health reserves	648,698	25,124
Total benefits paid or provided	1,611,117	1,198,673
Insurance expenses:		
Commissions	86,074	59,252
General expenses	33,272	22,962
Insurance taxes, licenses and fees, excluding		
federal income taxes	(231)	(1,827)
Other	856	(291)
Total insurance expenses	119,971	80,096

USG Annuity & Life Company

Statements of Operations – Statutory Basis (continued)

	2002	2001
	(In Thousands)	
Gain from operations before federal income taxes and net realized capital losses	**108,357**	130,349
Federal income taxes	**41,015**	49,747
Gain from operations before net realized capital losses	**67,342**	80,602
Net realized capital losses net of income taxes 2002 - $6,049; 2001 - $ (7,981) and excluding net transfers to the interest maintenance reserve 2002 - $638; 2001 - $(13,377)	**(41,467)**	(51,090)
Net income	**$ 25,875**	$ 29,512

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Changes in Capital and Surplus – Statutory Basis

	2002	2001
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 2,500**	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	**286,963**	286,963
Capital contributions	**30,000**	--
Balance at end of year	**316,963**	286,963
Unassigned surplus (deficit):		
Balance at beginning of year	**19,994**	(16,701)
Net income	**25,875**	29,512
Change in net unrealized capital losses	**(7,240)**	(1,001)
Change in non-admitted assets	**3,284**	(15,515)
Change in asset valuation reserve	**20,987**	18,143
Change in net deferred income tax	**3,480**	26,376
Change in accounting principle, net of tax	**--**	5,180
Dividends to stockholder	**--**	(26,000)
Other	**343**	--
Balance at end of year	**66,723**	19,994
Total capital and surplus	**$386,186**	$309,457

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Cash Flows – Statutory Basis

	2002	2001
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$1,295,738	$ 844,992
Net investment income received	647,957	565,770
Commission and expense allowances received on reinsurance ceded	14,159	23,933
Benefits paid	(998,100)	(1,195,459)
Insurance expenses paid	(122,791)	(70,176)
Federal income taxes paid	(58,643)	(41,271)
Net other revenue	89	10,907
Net cash provided by operations	778,409	138,696
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	8,709,883	5,845,574
Preferred stocks	133	961
Common stocks	224	46,233
Mortgage loans	275,949	170,155
Other invested assets	6,856	7,254
Net loss on cash and short term investment	--	(75)
Net tax on capital gains	4,947	3,874
Net proceeds from sales, maturities, or repayments of investments	8,997,992	6,073,976
Cost of investments acquired:		
Bonds	9,713,052	6,229,459
Preferred stocks	17,047	2,085
Common stocks	(15,817)	(2,085)
Mortgage loans	100,251	93,125
Other invested assets	14,594	19,254
Total cost of investments acquired	9,829,127	6,341,838
Net decrease (increase) in policy loans	279	(938)
Net cash used in investment activities	(830,856)	(268,800)

USG Annuity & Life Company

Statements of Cash Flows – Statutory Basis (continued)

	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**30,000**	--
Borrowed money	**1,356**	135,270
Net deposits on deposit-type contract funds	**(8)**	(38,422)
Interest paid on indebtedness	**(254)**	--
Other (uses) sources	**(72,379)**	124,461
Dividends to stockholder	**--**	(26,000)
Net cash (used in) provided by financing and miscellaneous activities	**(41,285)**	195,309
Net (decrease) increase in cash and short-term investments	**(93,732)**	65,205
Cash and short-term investments:		
Beginning of year	**102,848**	37,643
End of year	**$ 9,116**	$102,848

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis

1. Nature of Operations and Significant Accounting Policies

USG Annuity & Life Company (the "Company") is domiciled in Oklahoma and is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable"), an Iowa domiciled insurance company. Equitable, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH").

The Company offers various insurance products including deferred fixed annuities, immediate annuities, and interest-sensitive life insurance. These products are primarily marketed to individuals by independent insurance broker/dealers, financial institutions, and the career agency force. The Company is licensed in 48 states and the District of Columbia.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Commissioner of Insurance of the State of Oklahoma (Oklahoma Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the *NAIC Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

At December 31, 2002 and 2001, the Company had loaned securities (which are reflected as invested assets on the Balance Sheets) with a market value of approximately $32,662,000 and $62,905,000, respectively.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 4.00% to 8.75%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**$54,496**	$55,833
Agents' debit balances	**519**	255
Deferred and uncollected premium	**119**	120
Other	**885**	3,095
Total nonadmitted assets	**$56,019**	$59,303

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,021,035,000 and repaid $1,021,035,000 in 2002 and borrowed $880,600,000 and repaid $928,400,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $109,000 and $645,000 during 2002 and 2001, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Oklahoma Insurance Department. The Oklahoma Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Oklahoma for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Oklahoma Insurance Laws. *NAIC Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Oklahoma. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Oklahoma Insurance Department. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Oklahoma. Effective January 1, 2001, the State of Oklahoma required that insurance companies domiciled in the State of Oklahoma prepare their statutory basis financial statements in accordance with the *NAIC Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Oklahoma insurance commissioner.

Accounting changes adopted to conform to the provisions of the *NAIC Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $5,180,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $5,911,000 related to deferred tax assets, $15,384,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability. Offsetting this increase is a reduction of approximately $15,988,000 to guaranty fund assessment and $127,000 to cost of collection of premiums.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 285,347	$ 4,998	$ 36	$ 290,309
States, municipalities, and political subdivisions	--	--	--	--
Foreign government	120,649	4,200	2,385	122,464
Public utilities securities	270,390	14,526	4,008	280,908
Corporate securities	3,244,826	182,420	34,973	3,392,273
Mortgage-backed securities	1,668,901	90,300	46,006	1,713,195
Other structured securities	320,274	9,786	28,080	301,980
Commercial mortgage-backed securities	217,028	18,254	76	235,206
Total fixed maturities	6,127,415	324,484	115,564	6,336,335
Preferred stocks	1,088	--	--	1,088
Total equity securities	1,088	--	--	1,088
Total	$6,128,503	$324,484	$115,564	$6,337,423
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 38,620	$ 244	$ 82	$ 38,782
Public utilities securities	136,285	3,665	4,478	135,472
Corporate securities	2,785,911	97,406	68,734	2,814,583
Mortgage-backed securities	1,700,989	163,964	118,566	1,746,387
Other structured securities	463,485	12,125	27,898	447,712
Commercial mortgage-backed securities	161,939	6,507	1,499	166,947
Total fixed maturities	5,287,229	283,911	221,257	5,349,883
Preferred stocks	134	--	--	134
Common stocks	22	--	--	22
Total equity securities	156	--	--	156
Total	$5,287,385	$283,911	$221,257	$5,350,039

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 44,173**	**$ 45,096**
Due after 1 year through 5 years	**1,118,169**	**1,177,925**
Due after 5 years through 10 years	**1,886,593**	**1,962,788**
Due after 10 years	**872,277**	**900,145**
Total Maturity	**3,921,212**	**4,085,954**
Mortgage-backed securities	**1,668,901**	**1,713,195**
Other structured securities	**320,274**	**301,980**
Commercial mortgage-backed securities	**217,028**	**235,206**
Total	**$6,127,415**	**$6,336,335**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $3,285,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$6,127,415**	$5,287,229
Less nonadmitted bonds	**10,920**	1,273
Carrying value	**$6,116,495**	$5,285,956

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $4,334,623,000 and $1,852,588,000 in 2002 and 2001, respectively. Gross gains of $109,772,000 and $49,178,000 and gross losses of $97,962,000 and $34,222,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Income:		
Bonds	**$459,813**	$415,872
Mortgage loans	**128,230**	137,032
Policy loans	**1,091**	1,199
Company-occupied property	**376**	204
Other	**(26,548)**	(4,625)
Total investment income	**562,962**	549,682
Investment expenses	**26,756**	29,068
Net investment income	**$536,206**	$520,614

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$87,963**	$55,776

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $173,189,000 and $177,558,000 at December 31, 2002 and 2001, respectively. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $173,245,000 at December 31, 2002. The securities have a weighted average coupon of 5.99% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money is $11,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $12,687,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.66% and 2.99%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 66.7% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due, as of December 31, 2002 is $0.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001:

	Notional Amount	Carrying Value	Fair Value
December 31, 2002	*(In Thousands)*		
Interest rate contracts:			
Swaps	**$1,146,498**	**$ --**	**$(138,473)**
Caps and floors	**548,465**	**3,393**	**1,296**
Total derivatives	**$1,694,963**	**$3,393**	**$(137,177)**

	Notional Amount	Carrying Value	Fair Value
December 31, 2001	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 921,000	$ 936	$(56,090)
Caps and floors	298,465	547	2,302
Total derivatives	$1,219,465	$1,483	$(53,788)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $435,061,000 and $520,834,000 and with an aggregate market value of $413,437,000 and $477,494,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.1% of the Company's investments in bonds and 5.6% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $204,268,000 and $357,815,000 with an aggregate NAIC market value of $208,297,000 and $356,506,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 3.3% of the Company's investment in bonds and 2.6% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (11.6%) and Pennsylvania (9.9%). The remaining commercial mortgages relate to properties located in 37 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $23,935,000.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	**$4,447,295**	**56%**
At book value less surrender charge	**1,635,038**	**21**
Subtotal	**6,082,333**	**77**
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	**1,194,281**	**15**
Not subject to discretionary withdrawal	**641,496**	**8**
Total annuity reserves and deposit fund liabilities before reinsurance	**7,918,110**	**100%**
Less reinsurance ceded	**895,734**	
Net annuity reserves and deposit fund liabilities	**$7,022,376**	

	December 31, 2001	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$3,927,063	55%
At book value less surrender charge	1,568,029	22
Subtotal	5,495,092	77
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	1,030,501	15
Not subject to discretionary withdrawal	588,714	8
Total annuity reserves and deposit fund liabilities before reinsurance	7,114,307	100%
Less reinsurance ceded	744,333	
Net annuity reserves and deposit fund liabilities	$6,369,974	

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

8. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $500,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $136,400,000 and $147,163,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$260,544**	$234,110
Benefits paid or provided	**9,447**	6,950
Policy and contract liabilities at year end	**$896,762**	$775,452

9. Federal Income Taxes

The Company joins in filing a consolidated federal income tax return with its parent, Equitable, and other affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse Equitable for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Current income taxes incurred consist of the following major components:		
Federal taxes on operations	**$41,015**	$49,747
Federal taxes on capital gains	**(6,049)**	7,981
Total current taxes incurred	**$34,966**	$57,728

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

9. Federal Income Taxes (continued)

The components of the net deferred tax asset/(liability) at December 31 are as follows:

| | December 31 | |
	2002	2001
	(In Thousands)	
Total gross deferred tax assets	$70,328	$ 63,290
Total deferred tax liabilities	(231)	(481)
Net deferred tax asset	70,097	62,809
Deferred tax asset non-admitted	(54,496)	(55,833)
Net admitted deferred tax asset	15,601	6,976
Decrease (increase) in non-admitted asset	$ 1,337	$(25,312)

The main components of deferred tax assets and deferred tax liabilities are as follows:

| | December 31 | |
	2002	2001
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Investments	$32,290	$ 17,875
Deferred acquisition costs	23,431	26,735
Guaranty assessments	4,339	5,596
Insurance reserves	8,423	8,957
Unrealized loss on investments	499	3,309
Other	1,346	818
Total deferred tax assets	70,328	63,290
Deferred tax assets non-admitted	(54,496)	(55,833)
Admitted deferred tax assets	15,832	7,457
Deferred tax liabilities resulting from book/tax differences in:		
Due and deferred premiums	231	481
Total deferred tax liabilities	231	481
Net admitted deferred tax asset	$15,601	$ 6,976

9. Federal Income Taxes (continued)

The change in net deferred income taxes in comprised of the following:

| | December 31 | | |
	2002	**2001**	**Change**
	(In Thousands)		
Total deferred tax assets	**$70,328**	$63,290	$7,038
Total deferred tax liabilities	**231**	481	(250)
Net deferred tax asset	**$70,097**	$62,809	7,288
Tax effect of items in surplus:			
Unrealized gains (losses)			2,278
Change in net deferred income tax			$9,566

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	**$108,357**
Capital losses	**(48,154)**
Total pre-tax book income	**$ 60,203**
Provision computed at statutory rate	**$ 21,071**
Audit settlement not provided for	**5,185**
Interest maintenance reserve	**2,606**
Nondeductible general expenses	**22**
Refinement of deferred tax balances	**(3,488)**
Other	**4**
Total	**$ 25,400**
Federal income taxes incurred	**$ 34,966**
Change in net deferred income taxes	**(9,566)**
Total statutory income taxes	**$ 25,400**

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0 and $6,791,473 from 2002 and 2001, respectively.

The Company has a recoverable of $6,561,673 at December 31, 2002 and had a payable of $17,114,498 at December 31, 2001 for federal income taxes under the intercompany tax sharing agreement.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

10. Capital and Surplus

Under Oklahoma insurance regulations, the Company is required to maintain a minimum total capital and surplus of $750,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Oklahoma Insurance Department is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

11. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$6,116,495	$6,336,335	$5,285,956	$5,349,883
Preferred stocks	1,088	1,088	134	134
Unaffiliated common stocks	--	--	22	22
Mortgage loans	1,483,855	1,632,720	1,659,518	1,738,458
Policy loans	32,454	32,454	32,732	32,732
Derivative securities	3,393	(137,177)	1,483	(53,788)
Short-term investments	5,650	5,650	84,678	84,678
Cash	3,466	3,466	18,170	18,170
Indebtedness from related parties	25	25	3,945	3,945
Receivable for securities	2,873	2,873	4,268	4,268
Liabilities:				
Individual and group annuities	6,775,875	6,621,753	6,339,976	6,218,709
Deposit type contract	246,501	258,945	232,745	247,377
Indebtedness to related parties	22,147	22,147	6,548	6,548
Payable for securities	--	--	101,206	101,206

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Notes to Financial Statements – Statutory Basis (continued)

11. Fair Values of Financial Instruments (continued)

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2002 and 2001 is $6,154,770,000 and $5,317,444,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

12. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company has committed to provide additional capital contributions of $42,012,000 in partnership investments at December 31, 2002.

13. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $20,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $31,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

14. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $19,698,000 and $17,852,000 for the year ended December 31, 2002 and 2001, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received under these agreements were $31,437,000 and $19,154,000 for the year ended December 31, 2002 and 2001, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

15. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $12,397,000 and 15,988,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $2,451,000 and $5,447,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

16. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, USG Annuity & Life Company meets the RBC requirements.

USG Annuity & Life Company

Financial Statements – Statutory Basis

Period Ended September 30, 2003

Contents

Unaudited Financial Statements – Statutory Basis

Balance Sheets – Statutory Basis	USG - 09/30/03 F-2
Statements of Operations – Statutory Basis	USG - 09/30/03 F-3
Statements of Changes in Capital and Surplus – Statutory Basis	USG - 09/30/03 F-4
Statements of Cash Flows – Statutory Basis	USG - 09/30/03 F-5

USG Annuity & Life Company
Balance Sheet - Statutory Basis

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 6,118,513
Preferred stocks	1,273
Mortgage loans	1,494,360
Real estate	3,743
Policy loans	31,921
Other invested assets	102,237
Cash and short-term investments	38,475
Total cash and invested assets	7,790,522
Deferred and uncollected premiums	360
Accrued investment income	77,796
Reinsurance balances recoverable	597
Indebtedness from related parties	384
Federal income tax recoverable	39,903
Other assets	1,576
Total admitted assets	$ 7,911,138
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	$ 6,863,230
Deposit type contracts	230,684
Policyholders' funds	43
Unpaid claims	957
Total policy and contract liabilities	7,094,914
Accounts payable and accrued expenses	41,931
Indebtedness to related parties	21,035
Interest maintenance reserve	33,230
Contingency reserve	75
Asset valuation reserve	53,269
Borrowed money	230,447
Payable for securities	83,330
Total liabilities	7,558,231
Capital and surplus:	
Common stock	2,500
Additional paid-in capital	316,963
Unassigned surplus	33,444
Total capital and surplus	352,907
Total liabilities and capital and surplus	$ 7,911,138

USG Annuity & Life Company
Statements of Operations - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 279,075	$ 1,151,696
Policy proceeds and dividends left on deposit	5,877	6,694
Net investment income	346,810	411,994
Amortization of interest maintenance reserve	(3,298)	(6,073)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	16,395	10,725
Other income	203	9,108
Total premiums and other revenues	645,062	1,584,144
Benefits paid or provided:		
Death benefits	3,933	110,810
Annuity benefits	191,961	194,775
Surrender benefits	389,140	435,457
Interest on policy or contract funds	4,541	5,111
Other benefits	3	8
Life contract withdrawals	5,200	4,698
Change in life, annuity, and accident and health reserves	3,316	653,995
Total benefits paid or provided	598,094	1,404,854
Insurance expenses:		
Commissions	50,487	71,220
General expenses	24,408	23,635
Insurance taxes, licenses and fees, excluding federal income taxes	1,782	767
Other	(36)	933
Total insurance expenses	76,641	96,555
Gain (loss) from operations before federal income taxes and net realized capital losses	(29,673)	82,735
Federal income taxes	(21,514)	35,765
Gain from operations before net realized capital losses	(8,159)	46,970
Net realized capital gains or (losses), net of income taxes 2003 - $14,234; 2002 - $0 and excluding net transfers to the interest maintenance reserve 2003 - $(9,764); 2002 - $0	(29,176)	(29,856)
Net income (loss)	$ (37,335)	$ 17,114

USG Annuity & Life Company
Statements of Changes in Capital and Surplus - Statutory Basis

	Nine months ended September 30,	
	2003	**2002**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	316,963	286,963
Unassigned surplus:		
Balance at beginning of year	66,723	19,994
Net income	(37,335)	17,114
Change in net unrealized capital gains or losses	3,085	(8,420)
Change in nonadmitted assets	3,844	(7,012)
Change in asset valuation reserve	(2,635)	13,348
Change in net deferred income tax	(238)	8,456
Other adjustments	-	344
Balance at end of year	33,444	43,824
Total capital and surplus	$ 352,907	$ 333,287

United Life & Annuity Insurance Company
Statements of Cash Flows - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 279,055	$ 1,158,497
Net investment income received	453,000	470,113
Commission and expense allowances received on reinsurance ceded	(76,234)	10,725
Benefits paid	(597,706)	(766,933)
Insurance expenses paid	-	(87,379)
Federal income taxes (paid) received	(7,368)	(41,719)
Net other (expenses) revenues	23,350	7,774
Net cash provided by operations	74,097	751,078
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	6,410,635	6,569,984
Stocks	-	357
Mortgage loans	239,479	180,517
Other invested assets	2,643	6,190
Miscellaneous proceeds	86,405	-
Net tax on capital gains	-	2,375
Net proceeds from sales, maturities, or repayments of investments	6,739,162	6,759,423
Cost of investments acquired:		
Bonds	6,509,956	7,668,436
Preferred stocks	185	142
Mortgage loans	249,957	23,347
Real estate	2,708	-
Other invested asset s	5,599	11,911
Miscellaneous applications	56,243	-
Total cost of investments acquired	6,824,648	7,703,836
Net increase (decrease) in policy loans	(1,309)	441
Net cash used in investment activities	86,876	(944,854)
Financing and miscellaneous activities		
Cash provided (used):		
Borrowed money	45,998	147,060
Net deposits on deposit-type contract funds	(15,814)	(28,233)
Other sources	11,954	(11,699)
Net cash provided by financing and miscellaneous activities	42,138	107,128
Net change in cash and short-term investments	29,359	(86,648)
Cash and short-term investments:		
Beginning of year	9,116	102,848
End of year	$ 38,475	$ 16,200

ING USA ANNUITY AND LIFE INSURANCE COMPANY

Unaudited Pro Forma Financial Statements in Accordance with Accounting Principles Generally Accepted in the United States of America

Index

	Page
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003	ING USA - PF-2
Unaudited Pro Forma Condensed Consolidation Statements of Income for the Nine Months Ended September 30, 2003 and 2003	ING USA - PF-3
Unaudited Pro Forma Condensed Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000	ING USA - PF-5
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2003, and for the periods ended December 31, 2002, 2001 and 2000, and September 30, 2003 and 2002	ING USA - PF-8

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of ING USA, ELIC, USG, and ULA, and has been prepared to illustrate the effects of the merger of ELIC, USG, and ULA, with and into the Company

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments		Pro Forma Consolidated
Assets							
Investments:							
Fixed maturities, available for sale, at fair value	$ 5,458.8	$ 3,800.2	$ 6,337.5	$ 611.7	$ -		$ 16,208.2
Equity securities, at fair value:							
Common stock	-	20.5	-	-	-		20.5
Preferred stock	-	0.4	1.3	-	-		1.7
Investment in mutual funds	9.3	120.0	-	-	-		129.3
Investment in subsidiaries	-	1,878.8	-	-	(1,878.8)	(1)	-
Mortgage loans on real estate	770.3	954.3	1,501.3	38.0	-		3,263.9
Real estate	-	3.0	3.7	-	-		6.7
Policy loans	17.2	127.9	31.9	0.9	-		177.9
Short-term investments	-	127.2	22.0	-	-		149.2
Other investments	26.6	207.0	(77.3)	8.4	(135.0)	(2)	29.7
Total investments	6,282.2	7,239.3	7,820.4	659.0	(2,013.8)		19,987.1
Cash and cash equivalents	55.5	22.3	570.7	2.0	-		650.5
Accrued investment income	64.5	48.5	77.8	7.0	-		197.8
Reinsurance recoverable	14.3	6.4	0.7	-	-		21.4
Receivable for securities sold	21.7	37.5	58.1	14.9	-		132.2
Deferred policy acquisition costs	796.9	791.5	145.8	2.8	-		1,737.0
Value of business acquired	8.7	70.2	33.8	3.3	-		116.0
Other assets	16.2	9.4	1.4	(0.1)	-		26.9
Assets held in separate accounts	14,692.5	980.4	-	60.8	-		15,733.7
Total assets	$ 21,952.5	$ 9,205.5	$ 8,708.7	$ 749.7	$ (2,013.8)		$ 38,602.6
Liabilities and Shareholder's Equity							
Policy liabilities and accruals:							
Future policy benefits and claims reserves	$ 5,395.9	$ 5,449.0	$ 7,266.4	$ 577.5	$ -		$ 18,688.8
Notes to affiliates	170.0	-	-	-	(135.0)	(2)	35.0
Due to affiliates	9.1	22.2	20.7	1.3	-		53.3
Payables for securities purchased	42.4	66.6	83.3	14.8	-		207.1
Borrowed money	111.0	207.8	784.6	-	-		1,103.4
Current income taxes	22.2	(19.3)	(22.4)	(1.7)	-		(21.2)
Deferred income taxes	129.3	(75.2)	(47.8)	(8.9)	-		(2.6)
Other liabilities	36.4	99.4	88.8	1.7	-		226.3
Liabilities related to separate accounts	14,692.5	980.4	-	60.7	-		15,733.6
Total liabilities	20,608.8	6,730.9	8,173.6	645.4	(135.0)		36,023.7
Shareholder's equity							
Common stock	2.5	5.0	2.5	8.4	(15.9)	(1) (3)	2.5
Additional paid-in capital	1,358.4	3,600.3	1,468.2	188.7	(2,815.7)	(1) (3)	3,799.9
Accumulated other comprehensive income	77.0	289.7	130.6	13.6	(207.6)	(1)	303.3
Retained deficit	(94.2)	(1,420.4)	(1,066.2)	(106.4)	1,160.4	(1)	(1,526.8)
Total shareholder's equity	1,343.7	2,474.6	535.1	104.3	(1,878.8)		2,578.9
Total liabilities and shareholder's equity	$ 21,952.5	$ 9,205.5	$ 8,708.7	$ 749.7	$ (2,013.8)		$ 38,602.6

Unaudited Pro Forma Condensed Consolidated Statement of Income for the 9 Months Ended September 30, 2003

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 20.6	$ 0.7	$ -	$ -	$ 21.3
Fee income	221.2	35.6	11.2	1.8	-	269.8
Net investment income	167.8	221.1	345.9	27.3	(7.6) (2)	754.5
Net realized capital gains (losses)	87.8	(1.5)	(0.6)	8.9	-	94.6
Other income (loss)	(0.1)	6.3	1.0	-	-	7.2
Total revenue	476.7	282.1	358.2	38.0	(7.6)	1,147.4
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	271.7	226.0	276.3	20.0	-	794.0
Underwriting, acquisition, and insurance expenses:						
General expenses	81.7	45.0	26.2	2.4	-	155.3
Commissions	175.2	26.6	34.1	0.4	-	236.3
Policy acquisition costs deferred	(150.3)	(151.3)	(43.3)	(0.3)	-	(345.2)
Amortization of deferred policy acquisition costs and value of business acquired	129.9	56.1	44.5	5.7	-	236.2
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(88.8)	89.3	-	-	-	0.5
Interest expense	10.3	5.0	4.6	-	(7.6) (2)	12.3
Total benefits, losses and expenses	429.7	296.7	342.4	28.2	(7.6)	1,089.4
Income (loss) before income taxes	47.0	(14.6)	15.8	9.8	-	58.0
Income tax expense (benefit)	7.3	(5.6)	5.5	3.4	-	10.6
Equity in subsidiaries	-	50.0	-	-	(50.0) (4)	-
Net income (loss)	$ 39.7	$ 41.0	$ 10.3	$ 6.4	$ (50.0)	$ 47.4

ING USA - PF-3

Unaudited Pro Forma Condensed Consolidated Statement of Income for the 9 Months Ended September 30, 2002

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments		Pro Forma Consolidated
Revenue:							
Premiums	$ -	$ 23.4	$ 0.9	$ -	$ -		$ 24.3
Fee income	167.3	42.0	16.1	3.0	-		228.4
Net investment income	132.3	162.9	293.8	33.3	(9.6)	(2)	612.7
Net realized capital gains (losses)	0.4	(34.3)	(55.2)	(6.9)	-		(96.0)
Other income (loss)	-	6.3	2.0	-	-		8.3
Total revenue	300.0	200.3	257.6	29.4	(9.6)		777.7
Benefits, losses and expenses:							
Benefits:							
Interest credited and other benefits to policyholders	212.1	178.3	274.2	20.3	-		684.9
Underwriting, acquisition, and insurance expenses:							
General expenses	106.1	36.2	24.4	1.2	-		167.9
Commissions	239.8	33.7	60.3	0.4	-		334.2
Policy acquisition costs deferred	(242.9)	(145.3)	(66.2)	-	-		(454.4)
Amortization of deferred policy acquisition costs and value of business acquired	129.2	72.5	36.3	3.4	-		241.4
Other:							
Expense and charges reimbursed under modified coinsurance agreements	(77.6)	74.1	-	-	-		(3.5)
Interest expense	12.7	5.1	4.6	-	(9.6)	(2)	12.8
Total benefits, losses and expenses	379.4	254.6	333.6	25.3	(9.6)		983.3
Income (loss) before income taxes	(79.4)	(54.3)	(76.0)	4.1	-		(205.6)
Income tax expense (benefit)	(25.7)	(19.5)	(26.6)	1.4			(70.4)
Equity in subsidiaries	-	(103.1)	-	-	103.1	(4)	-
Income (loss) before cumulative effect of change in accounting principle	$ (53.7)	$ (137.9)	$ (49.4)	$ 2.7	$ 103.1		$ (135.2)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2002

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 30.2	$ 1.1	$ -	$ -	$ 31.3
Fee income	204.0	54.0	20.0	3.7	-	281.7
Net investment income	197.7	249.7	416.6	44.1	(12.2) (2)	895.9
Net realized capital gains (losses)	4.2	(43.7)	(65.7)	2.1	-	(103.1)
Other income (loss)	3.5	10.3	2.4	0.1	-	16.3
Total revenue	409.4	300.5	374.4	50.0	(12.2)	1,122.1
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	276.5	246.0	370.5	26.8	-	919.8
Underwriting, acquisition, and insurance expenses:						
General expenses	139.7	46.5	33.0	1.0	-	220.2
Commissions	288.7	41.5	71.7	0.6	-	402.5
Policy acquisition costs deferred	(292.2)	(186.6)	(80.2)	-	-	(559.0)
Amortization of deferred policy acquisition costs and value of business acquired	127.8	126.0	44.5	3.8	-	302.1
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(104.9)	100.9	-	-	-	(4.0)
Interest expense	16.0	6.9	6.1	-	(12.2) (2)	16.8
Total benefits, losses and expenses	451.6	381.2	445.6	32.2	(12.2)	1,298.4
Income (loss) before income taxes	(42.2)	(80.7)	(71.2)	17.8	-	(176.3)
Income tax expense (benefit)	(12.5)	(29.0)	(24.9)	6.2	-	(60.2)
Equity in subsidiaries	-	(76.0)	-	-	76.0 (4)	-
Income (loss) before cumulative effect of change in accounting principle	$ (29.7)	$ (127.7)	$ (46.3)	$ 11.6	$ 76.0	$ (116.1)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2001

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 33.2	$ 1.1	$ -	$ -	$ 34.3
Fee income	188.9	56.7	23.9	4.8	-	274.3
Net investment income	94.4	234.7	481.0	54.1	(14.3) [2]	849.9
Net realized capital gains (losses)	(6.5)	(32.7)	(55.5)	1.3	-	(93.4)
Other income (loss)	-	9.4	1.4	-	-	10.8
Total revenue	276.8	301.3	451.9	60.2	(14.3)	1,075.9
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	209.0	179.2	356.1	38.9	-	783.2
Underwriting, acquisition, and insurance expenses:						
General expenses	119.9	94.7	23.3	3.3	-	241.2
Commissions	232.4	51.0	35.4	0.7	-	319.5
Policy acquisition costs deferred	(128.2)	(312.6)	(47.1)	(0.6)	-	(488.5)
Amortization of deferred policy acquisition costs and value of business acquired	49.6	55.6	65.3	4.4	-	174.9
Goodwill	4.2	13.0	19.1	1.1	-	37.4
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(225.6)	224.6	-	-	-	(1.0)
Interest expense	19.4	7.3	10.8	0.3	(14.3) [2]	23.5
Total benefits, losses and expenses	280.7	312.8	462.9	48.1	(14.3)	1,090.2
Income (loss) before income taxes	(3.9)	(11.5)	(11.0)	12.1	-	(14.3)
Income tax expense (benefit)	0.1	0.5	2.8	4.6	-	8.0
Equity in subsidiaries	-	(17.8)	-	-	17.8 [4]	-
Net income (loss)	$ (4.0)	$ (29.8)	$ (13.8)	$ 7.5	$ 17.8	$ (22.3)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2000

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 33.0	$ 2.3	$ -	$ -	$ 35.3
Fee income	167.9	68.7	42.5	7.6	-	286.7
Net investment income	64.1	198.6	506.1	60.8	(14.3) (2)	815.3
Net realized capital gains (losses)	(6.6)	(25.8)	(84.8)	(8.2)	-	(125.4)
Other income (loss)	-	10.0	1.4	-	-	11.4
Total revenue	225.4	284.5	467.5	60.2	(14.3)	1,023.3
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	199.9	183.7	352.6	44.1	-	780.3
Underwriting, acquisition, and insurance expenses:						
General expenses	89.5	86.4	10.8	2.5	-	189.2
Commissions	213.7	70.7	41.3	3.9	-	329.6
Policy acquisition costs deferred	(168.4)	(303.1)	(59.3)	(4.1)	-	(534.9)
Amortization of deferred policy acquisition costs and value of business acquired	60.0	31.8	18.8	2.9	-	113.5
Goodwill	4.2	13.0	19.1	1.1	-	37.4
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(225.8)	218.8	-	-	-	(7.0)
Interest expense	19.9	2.8	0.8	-	(14.3) (2)	9.2
Total benefits, losses and expenses	193.0	304.1	384.1	50.4	(14.3)	917.3
Income (loss) before income taxes	32.4	(19.6)	83.4	9.8	-	106.0
Income tax expense (benefit)	13.2	(2.2)	35.8	3.8	-	50.6
Equity in subsidiaries	-	66.8	-	-	(66.8) (4)	-
Net income (loss)	$ 19.2	$ 49.4	$ 47.6	$ 6.0	$ (66.8)	$ 55.4

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2003, and for the periods Ended December 31, 2002, 2001 and 2000, and September 30, 2003 and 2002

1. Pro Forma Consolidation

Statement of Financial Accounting Standards No. 141, *Business Combinations* ("FAS 141"), excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board Opinion No. 16, *Business Combinations* ("APB 16"), provide a source of guidance for such transactions. In accordance with APB 16, financial information of the combined entity is presented as if the entities had been combined for the full year, and all comparative financial statements are restated and presented as if the entities had previously been combined, in a manner similar to a pooling-of-interests.

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner similar to a pooling-of-interests, in accordance with the provisions of APB 16 in order to present the condensed financial position and results of operations of ING USA Annuity and Life Insurance Company ("ING USA"), Equitable Life Insurance Company of Iowa ("ELIC"), United Life & Annuity Insurance Company ("ULA"), and USG Annuity & Life Company ("USG"), as if the entities had previously been combined. The unaudited pro forma condensed consolidated balance sheet and income statements give effect to the consolidation transaction as if it had occurred on September 30, 2003 and January 1, 2000, respectively.

Following is a description of the pro forma adjustments that have been made to the financial statements. All pro forma adjustments are elimination entries related to intercompany transactions between the entities, as required by accounting principles generally accepted in the United States of America. There were no other pro forma adjustments.

(1) Prior to the merger, ING USA and USG were wholly owned subsidiaries of ELIC. The pro forma adjustment eliminates the ELIC investment in ING USA and USG subsidiaries.

(2) Prior to the merger, ING USA had an outstanding surplus note payable to ELIC. The pro forma adjustment eliminates the surplus note and related interest between ING USA and ELIC.

(3) All of the shares of capital stock of ELIC, USG, and ULA, will be canceled and retired, and ceased to exist, as of the merger with ING USA.

(4) Prior to the merger, ING USA and USG were wholly owned subsidiaries of ELIC. The pro forma adjustment eliminates the ELIC equity in ING USA and USG income

2. Accounting for Goodwill and Intangible Assets

The cumulative effect of change in accounting principle for the unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2002, and the year ended December 31, 2002, reflects the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, ("FAS 142"). During 2002, ING USA and the Merger Companies adopted FAS 142.

The adoption of this standard resulted in an impairment loss of $1,298.5 million in 2002. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization, and is recorded as a change in accounting principle for the nine months ended September 30, 2002 and the year ended December 31, 2002.

Effective January 1, 2002, ING USA and the Merger Companies applied the non-amortization provision (net of tax) of the new standard, which resulted in an increase in net income of $37.0 million for the twelve months ended December 31, 2002. Had ING USA and the Merger Companies been accounting for goodwill under FAS 142 for all periods presented, the Company's net income (loss) would have been as follows:

(Millions)	Year ended December 31, 2001	Year ended December 31, 2000
Pro forma consolidated net income (loss)	$ (22.3)	$ 55.4
Add back goodwill amortization, net of tax	37.0	37.0
Adjusted pro forma consolidated net income	$ 14.7	$ 92.4

3. Statutory Merger

On January 1, 2003, Ameribest Life Insurance Company ("AMB"), an affiliated life insurance company domiciled in Georgia, was merged with ELIC.

As FAS 141 excludes transfers of net assets or exchanges of shares between entities under common control, the merger was based on certain provisions under APB 16, which provide a source of guidance for such transactions.

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner similar to a pooling-of-interests, in accordance with the provisions of APB 16, in order to present the condensed results of operations of ELIC and AMB as if the entities had previously been combined. The pro forma condensed consolidated income statements give effect to the consolidation transaction as if it had occurred on January 1, 2000.

The September 30, 2002, balances within the September 30, 2003, statutory financial statements have been restated as a result of this merger.

Statement of Additional Information

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE
AND FIXED ANNUITY CONTRACTS

PRIMELITE

ISSUED BY
SEPARATE ACCOUNT EQ (FORMERLY KNOWN AS
EQUITABLE LIFE INSURANCE COMPANY OF IOWA
SEPARATE ACCOUNT A)
AND
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus dated January 2, 2004, for the Individual Flexible Purchase Payment Deferred Variable and Fixed Annuity Contracts which are referred to herein. The Prospectus concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus call or write the Company at its Customer Service Center: P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF STATEMENT OF ADDITIONAL INFORMATION:

JANUARY 2, 2004

Table of Contents

Item   **Page**

Distributor 1
Performance Information 1
Annuity Provisions 1
Financial Statements 2

Distributor

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of the Company, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Company. Prior to Directed Services, Inc. becoming distributor and principal underwriter of the Contracts, the variable insurance products were distributed by ING Funds Distributors, Inc. (formerly, Equitable Securities Network, Inc.), which is also an affiliate of the Company. For the years ended 2002, 2001 and 2000 commissions paid by the Company to the principal underwriter of the Contracts aggregated $4,169,000, $6,417,000 and $1,891,000, respectively.

Performance Information

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include yield or average annual total return figures for the time periods indicated in the advertisement. Such yield or total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a 0.15% Administrative Charge, the expenses for the underlying Portfolio being advertised and any applicable Annual Contract Maintenance Charge and Withdrawal Charges.

Owners should note that the investment results of each Subaccount will fluctuate over time, and any presentation of the Subaccount's total return or yield for any period should not be considered as a representation of what an investment may earn or what an Owner's total return or yield may be in any future period.

Annuity Provisions

Currently, the Company makes available payment plans on a fixed basis only. (See the Prospectus -- "Contract Proceeds -- Fixed Payment Plans" for a description of the Payment Plans.)

FINANCIAL STATEMENTS

The statement of assets and liabilities of Equitable Life Insurance Company of Iowa Separate Account A as of December 31, 2002, and the related statement of operations for the year ended December 31, 2002 and statements of changes in net assets for each of the two years ended December 31, 2002, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein. The statement of assets and liabilities of Equitable Life Insurance Company of Iowa Separate Account A as of September 30, 2003, and the related statement of operations for the nine-month period ended September 30, 2003 and changes in net assets for the nine-month period ended September 30, 2003 and 2002, appearing herein, are unaudited.

The pro forma financial statements of ING USA, reflecting the merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA), appearing herein, are unaudited.

The consolidated balance sheet of Golden American Life Insurance Company at December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2002, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein. The consolidated balance sheet of Golden American Life Insurance Company as of September 30, 2003, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for the nine-month periods ended September 30, 2003 and 2002, appearing herein, are unaudited. Financial statements of Golden American Life Insurance Company should be considered only as bearing on Golden American's ability to meet Golden American's obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in Equitable Life Insurance Company of Iowa Separate Account A.

We also are required to include several additional financial statements in this Statement of Additional Information because of the January 1, 2004 merger of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA). The statutory-basis balance sheets as of December 31, 2002 and December 31, 2001, and the related statutory-basis statements of operations, cash flows, and changes in capital and surplus for the two years ended December 31, 2002 of Ameribest Life Insurance Company, Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company, and USG Annuity & Life Company, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing herein. The statutory-basis balance sheet as of September 30, 2003 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the nine-month periods ended September 30, 2003 and 2002 of Equitable Life Insurance Company of Iowa (which includes Ameribest Life Insurance Company), United Life & Annuity Insurance Company, and USG Annuity & Life Company, appearing herein, are unaudited.

Equitable Life Insurance Company of Iowa
Separate Account A

Financial Statements

Year ended December 31, 2002

Contents

Report of Independent Auditors   ELIC -- S-2

Audited Financial Statements

Statement of Assets and Liabilities   ELIC -- S-3

Statement of Operations   ELIC -- S-9

Statements of Changes in Net Assets   ELIC -- S-15

Notes to Financial Statements   ELIC -- S-25

Report of Independent Auditors

The Board of Directors and Participants
Equitable Life Insurance Company of Iowa

We have audited the accompanying statement of assets and liabilities of Equitable Life Insurance Company of Iowa Separate Account A (the "Account") (comprised of the GCG Trust All Cap, GCG Trust Capital Appreciation, GCG Trust Capital Growth, GCG Trust Capital Guardian Small Cap, GCG Trust Core Bond, GCG Trust Developing World, GCG Trust Equity Income, GCG Trust Fully Managed, GCG Trust Growth, GCG Trust Hard Assets, GCG Trust International Equity, GCG Trust Investors, GCG Trust Large Cap Value, GCG Trust Limited Maturity Bond, GCG Trust Liquid Assets, GCG Trust Managed Global, GCG Trust Mid-Cap Growth, GCG Trust Real Estate, GCG Trust Research, GCG Trust Strategic Equity, GCG Trust Total Return, GCG Trust Value Equity, GCG Trust Van Kampen Growth and Income, ING VP Worldwide Growth, Greenwich Appreciation, PIMCO High Yield, PIMCO StocksPLUS Growth and Income, Prudential Jennison, Smith Barney Select Balanced, Smith Barney Select Conservative, Smith Barney Select Growth, Smith Barney Select High Growth, Smith Barney High Income, Smith Barney Select Income, Smith Barney International All Cap Growth, Smith Barney Large Cap Value and Smith Barney Money Market Divisions) as of December 31, 2002, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the Equitable Life Insurance Company of Iowa Separate Account A at December 31, 2002, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 14, 2003

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Assets and Liabilities

December 31, 2002
(Dollars in thousands, except for unit data)

	GCG Trust All Cap	GCG Trust Capital Appreciation	GCG Trust Capital Growth	GCG Trust Capital Guardian Small Cap	GCG Trust Core Bond
Assets					
Investments in mutual funds at fair value	$4,399	$3,558	$39,965	$20,507	$11,090
Total assets	4,399	3,558	39,965	20,507	11,090
Net assets	$4,399	$3,558	$39,965	$20,507	$11,090
Accumulation units outstanding	514,966	236,488	3,960,030	1,562,068	872,902
Value per accumulation unit	$8.55	$15.06	$10.10	$13.14	$12.71
Total number of mutual fund shares	514,346	355,176	4,484,375	2,618,219	1,068,248
Cost of mutual fund shares	$5,672	$4,997	$67,412	$29,206	$11,133

See accompanying notes.

GCG Trust Developing World	GCG Trust Equity Income	GCG Trust Fully Managed	GCG Trust Growth	GCG Trust Hard Assets	GCG Trust International Equity	GCG Trust Investors
$1,908	$5,182	$34,302	$50,973	$1,157	$18,980	$2,622
1,908	5,182	34,302	50,973	1,157	18,980	2,622
$1,908	$5,182	$34,302	$50,973	$1,157	$18,980	$2,622
306,642	253,526	1,227,501	4,849,912	82,414	2,652,840	325,164
$6.23	$20.45	$27.96	$10.52	$14.05	$7.16	$8.07
301,197	533,385	2,003,635	5,249,858	118,064	2,755,397	327,232
$2,235	$5,824	$35,437	$96,352	$1,240	$33,487	$3,474

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Assets and Liabilities (continued)

December 31, 2002
(Dollars in thousands, except for unit data)

	GCG Trust Large Cap Value	GCG Trust Limited Maturity Bond	GCG Trust Liquid Asset	GCG Trust Managed Global	GCG Trust Mid-Cap Growth
Assets					
Investments in mutual funds at fair value	$4,947	$37,727	$39,345	$1,966	$80,145
Total assets	4,947	37,727	39,345	1,966	80,145
Net assets	$4,947	$37,727	$39,345	$1,966	$80,145
Accumulation units outstanding	657,418	1,872,146	2,484,858	142,642	4,997,660
Value per accumulation unit	$7.53	$20.16	$15.84	$13.80	$16.05
Total number of mutual fund shares	639,508	3,299,147	39,360,433	237,371	11,049,696
Cost of mutual fund shares	$6,125	$36,695	$39,360	$2,453	$230,405

See accompanying notes.

GCG Trust Real Estate	GCG Trust Research	GCG Trust Strategic Equity	GCG Trust Total Return	GCG Trust Value Equity	GCG Trust Van Kampen Growth and Income	ING VP Worldwide Growth
$5,819	$138,266	$4,527	$166,050	$2,229	$39,777	$342
5,819	138,266	4,527	166,050	2,229	39,777	342
$5,819	$138,266	$4,527	$166,050	$2,229	$39,777	$342
207,524	9,139,249	457,280	8,639,777	148,682	2,188,290	65,581
$28.06	$15.14	$9.91	$19.23	$15.00	$18.19	$5.21
389,009	11,572,040	504,201	11,219,015	174,197	2,310,259	63,550
$6,290	$226,840	$6,635	$177,752	$2,638	$52,719	$486

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Assets and Liabilities (continued)

December 31, 2002
(Dollars in thousands, except for unit data)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison	Smith Barney Select Balanced
Assets					
Investments in mutual funds at fair value	$48,404	$3,603	$6,464	$377	$42,913
Total assets	48,404	3,603	6,464	377	42,913
Net assets	$48,404	$3,603	$6,464	$377	$42,913
Accumulation units outstanding	3,489,321	366,315	803,498	88,519	3,659,939
Value per accumulation unit	$13.88	$9.84	$8.05	$4.27	$11.73
Total number of mutual fund shares	2,754,680	502,811	892,292	29,784	4,458,538
Cost of mutual fund shares	$57,137	$3,745	$7,099	$405	$52,047

See accompanying notes.

Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
$33,211	$19,688	$11,480	$13,559	$47,557	$15,717
33,211	19,688	11,480	13,559	47,557	15,717
$33,211	$19,688	$11,480	$13,559	$47,557	$15,717
3,472,468	2,139,444	1,018,268	1,538,169	3,377,165	1,254,712
$9.57	$9.21	$11.28	$8.82	$14.09	$12.53
4,373,934	2,386,310	1,834,596	1,543,442	3,598,795	15,716,932
$49,114	$29,782	$18,814	$23,909	$70,793	$15,722

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Operations

For the year ended December 31, 2002
(Dollars in thousands)

	GCG Trust All Cap	GCG Trust Capital Appreciation	GCG Trust Capital Growth	GCG Trust Capital Guardian Small Cap
Net investment income (loss)				
Income:				
Dividends	$ 11	$ 5	$ -	$ 32
Total investment income	11	5	-	32
Expenses:				
Mortality and expense risk and other charges	94	74	807	424
Total expenses	94	74	807	424
Net investment income (loss)	(83)	(69)	(807)	(392)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(760)	(811)	(7,413)	(10,789)
Capital gains distributions	-	1	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(760)	(810)	(7,414)	(10,789)
Net unrealized appreciation (depreciation) of investments	(1,127)	(804)	(12,571)	2,910
Net increase (decrease) in net assets resulting from operations	$(1,970)	$(1,683)	$(20,792)	$(8,271)

See accompanying notes.

	GCG Trust Core Bond	GCG Trust Developing World	GCG Trust Equity Income	GCG Trust Fully Managed	GCG Trust Growth	GCG Trust Hard Assets	GCG Trust International Equity	GCG Trust Investors
	$ 241	$ -	$ 75	$ 526	$ -	$ 7	$ 167	$ 22
	241	-	75	526	-	7	167	22
	133	41	90	543	1,082	14	367	48
	133	41	90	543	1,082	14	367	48
	108	(41)	(15)	(17)	(1,082)	(7)	(200)	(26)
	(267)	(851)	(553)	434	(33,544)	(41)	(5,800)	(246)
	14	(2)	25	376	3	-	(2)	1
	(253)	(853)	(528)	810	(33,541)	(41)	(5,802)	(245)
	730	549	(492)	(1,822)	8,389	(56)	1,586	(629)
	$585	$(345)	$(1,035)	$(1,029)	$(26,234)	$(104)	$(4,416)	$(900)

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Operations (continued)

For the year ended December 31, 2002
(Dollars in thousands)

	GCG Trust Large Cap Value	GCG Trust Limited Maturity Bond	GCG Trust Liquid Asset	GCG Trust Managed Global
Net investment income (loss)				
Income:				
Dividends	$ 12	$1,138	$ 581	$ 3
Total investment income	12	1,138	581	3
Expenses:				
Mortality and expense risk and other charges	80	516	697	33
Total expenses	80	516	697	33
Net investment income (loss)	(68)	622	(116)	(30)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(413)	471	-	(427)
Capital gains distributions	4	72	-	(1)
Total realized gain (loss) on investments and capital gains distributions	(409)	543	-	(428)
Net unrealized appreciation (depreciation) of investments	(1,085)	685	-	(57)
Net increase (decrease) in net assets resulting from operations	$(1,562)	$1,850	$(116)	$(515)

See accompanying notes.

GCG Trust Mid-Cap Growth	GCG Trust Real Estate	GCG Trust Research	GCG Trust Strategic Equity	GCG Trust Total Return	GCG Trust Value Equity	GCG Trust Van Kampen Growth and Income	ING VP Worldwide Growth
$ -	$ 199	$ 712	$ -	$ 3,863	$ 17	$ 392	$ -
-	199	712	-	3,863	17	392	-
1,911	84	2,829	105	2,881	42	753	6
1,911	84	2,829	105	2,881	42	753	6
(1,911)	115	(2,117)	(105)	982	(25)	(361)	(6)
(24,704)	(56)	(13,584)	(1,734)	1,509	(319)	(2,007)	(18)
12	67	7	1	70	8	2	-
(24,692)	11	(13,577)	(1,733)	1,579	(311)	(2,005)	(18)
(64,615)	(438)	(40,071)	(875)	(15,660)	(246)	(6,075)	(76)
$(91,218)	$(312)	$(55,765)	$(2,713)	$(13,099)	$(582)	$(8,441)	$(100)

Equitable Life Insurance Company of Iowa
Separate Account A

Statement of Operations (continued)

For the year ended December 31, 2002
(Dollars in thousands)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison
Net investment income (loss)				
Income:				
Dividends	$ 817	$ 341	$ 186	$ -
Total investment income	817	341	186	-
Expenses:				
Mortality and expense risk and other charges	908	65	105	7
Total expenses	908	65	105	7
Net investment income (loss)	(91)	276	81	(7)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(36)	(452)	(3,364)	(106)
Capital gains distributions	(2)	(1)	3	-
Total realized gain (loss) on investments and capital gains distributions	(38)	(453)	(3,361)	(106)
Net unrealized appreciation (depreciation) of investments	(12,399)	47	1,598	(41)
Net increase (decrease) in net assets resulting from operations	$(12,528)	$(130)	$(1,682)	$(154)

See accompanying notes.

Smith Barney Select Balanced	Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
$3,173	$ 4,272	$ 268	$2,936	$ 160	$ 2,231	$218
3,173	4,272	268	2,936	160	2,231	218
750	633	399	197	269	942	289
750	633	399	197	269	942	289
2,423	3,639	(131)	2,739	(109)	1,289	(71)
(1,225)	(1,022)	(715)	(2,026)	(877)	(1,971)	-
-	2,278	13	-	1	(2)	-
(1,225)	1,256	(702)	(2,026)	(876)	(1,973)	-
(5,545)	(13,800)	(6,396)	(1,378)	(4,578)	(18,368)	-
$(4,347)	$(8,905)	$(7,229)	$ (665)	$(5,563)	$(19,052)	$(71)

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	GCG Trust All Cap	GCG Trust Capital Appreciation	GCG Trust Capital Growth
Net assets at January 1, 2001	$3,498	$7,486	$94,977
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(18)	(89)	(1,171)
Net realized gain (loss) on investments and capital gains distributions	(96)	(834)	(1,822)
Net unrealized appreciation (depreciation) of investments	(78)	(91)	(11,343)
Net increase (decrease) in net assets resulting from operations	(192)	(1,014)	(14,336)
Changes from principal transactions:			
Purchase payments	480	420	2,764
Contract distributions and terminations	(415)	(290)	(2,877)
Transfer payments from (to) other Divisions, net	3,357	(940)	(10,528)
Increase (decrease) in net assets derived from principal transactions	3,422	(810)	(10,641)
Total increase (decrease)	3,230	(1,824)	(24,977)
Net assets at December 31, 2001	6,728	5,662	70,000
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(83)	(69)	(807)
Net realized gain (loss) on investments and capital gains distributions	(760)	(810)	(7,414)
Net unrealized appreciation (depreciation) of investments	(1,127)	(804)	(12,571)
Net increase (decrease) in net assets resulting from operations	(1,970)	(1,683)	(20,792)
Changes from principal transactions:			
Purchase payments	377	377	1,776
Contract distributions and terminations	(363)	(227)	(2,431)
Transfer payments from (to) other Divisions, net	(373)	(571)	(8,588)
Increase (decrease) in net assets derived from principal transactions	(359)	(421)	(9,243)
Total increase (decrease)	(2,329)	(2,104)	(30,035)
Net assets at December 31, 2002	$4,399	$3,558	$39,965

See accompanying notes.

GCG Trust Capital Guardian Small Cap	GCG Trust Core Bond	GCG Trust Developing World	GCG Trust Equity Income	GCG Trust Fully Managed	GCG Trust Growth	GCG Trust Hard Assets
$33,305	$6,976	$2,848	$2,868	$22,390	$149,234	$248
(434)	(84)	(15)	23	373	(1,690)	(3)
(10,004)	(90)	(456)	140	1,339	(7,527)	(13)
9,004	234	180	(210)	134	(36,688)	(25)
(1,434)	60	(291)	(47)	1,846	(45,905)	(41)
1,858	168	131	279	1,047	5,770	23
(1,296)	(339)	(136)	(339)	(1,278)	(4,479)	(9)
(1,873)	181	(207)	2,957	6,015	(14,356)	69
(1,311)	10	(212)	2,897	5,784	(13,065)	83
(2,745)	70	(503)	2,850	7,630	(58,970)	42
30,560	7,046	2,345	5,718	30,020	90,264	290
(392)	108	(41)	(15)	(17)	(1,082)	(7)
(10,789)	(253)	(853)	(528)	810	(33,541)	(41)
2,910	730	549	(492)	(1,822)	8,389	(56)
(8,271)	585	(345)	(1,035)	(1,029)	(26,234)	(104)
1,382	178	117	431	1,383	3,882	49
(1,029)	(570)	(116)	(231)	(1,858)	(2,955)	(34)
(2,135)	3,851	(93)	299	5,786	(13,984)	956
(1,782)	3,459	(92)	499	5,311	(13,057)	971
(10,053)	4,044	(437)	(536)	4,282	(39,291)	867
$20,507	$11,090	$1,908	$5,182	$34,302	$50,973	$1,157

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	GCG Trust International Equity	GCG Trust Investors	GCG Trust Large Cap Value
Net assets at January 1, 2001	$40,696	$2,948	$3,835
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(479)	(25)	(60)
Net realized gain (loss) on investments and capital gains distributions	(2,919)	(25)	(120)
Net unrealized appreciation (depreciation) of investments	(6,038)	(219)	(2)
Net increase (decrease) in net assets resulting from operations	(9,436)	(269)	(182)
Changes from principal transactions:			
Purchase payments	1,173	133	410
Contract distributions and terminations	(1,344)	(349)	(398)
Transfer payments from (to) other Divisions, net	(3,881)	1,321	2,108
Increase (decrease) in net assets derived from principal transactions	(4,052)	1,105	2,120
Total increase (decrease)	(13,488)	836	1,938
Net assets at December 31, 2001	27,208	3,784	5,773
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(200)	(26)	(68)
Net realized gain (loss) on investments and capital gains distributions	(5,802)	(245)	(409)
Net unrealized appreciation (depreciation) of investments	1,586	(629)	(1,085)
Net increase (decrease) in net assets resulting from operations	(4,416)	(900)	(1,562)
Changes from principal transactions:			
Purchase payments	896	102	421
Contract distributions and terminations	(935)	(344)	(329)
Transfer payments from (to) other Divisions, net	(3,773)	(20)	644
Increase (decrease) in net assets derived from principal transactions	(3,812)	(262)	736
Total increase (decrease)	(8,228)	(1,162)	(826)
Net assets at December 31, 2002	$18,980	$2,622	$4,947

See accompanying notes.

GCG Trust Limited Maturity Bond	GCG Trust Liquid Asset	GCG Trust Managed Global	GCG Trust Mid-Cap Growth	GCG Trust Real Estate	GCG Trust Research	GCG Trust Strategic Equity
$28,117	$33,989	$1,263	$290,161	$2,484	$337,706	$12,200
762	820	(23)	(2,656)	84	(3,703)	(152)
297	3	(291)	(4,056)	133	6,583	(4,132)
985	-	73	(64,015)	(51)	(78,089)	1,392
2,044	823	(241)	(70,727)	166	(75,209)	(2,892)
990	11,928	209	6,147	178	5,929	693
(1,805)	(66,550)	(78)	(8,115)	(155)	(9,551)	(507)
2,215	61,522	805	(22,261)	1,041	(31,651)	(741)
1,400	6,900	936	(24,229)	1,064	(35,273)	(555)
3,444	7,723	695	(94,956)	1,230	(110,482)	(3,447)
31,561	41,712	1,958	195,205	3,714	227,224	8,753
622	(116)	(30)	(1,911)	115	(2,117)	(105)
543	-	(428)	(24,692)	11	(13,577)	(1,733)
685	-	(57)	(64,615)	(438)	(40,071)	(875)
1,850	(116)	(515)	(91,218)	(312)	(55,765)	(2,713)
816	4,406	168	4,034	233	4,048	359
(2,177)	(62,990)	(67)	(5,173)	(252)	(7,906)	(269)
5,677	56,333	422	(22,703)	2,436	(29,335)	(1,603)
4,316	(2,251)	523	(23,842)	2,417	(33,193)	(1,513)
6,166	(2,367)	8	(115,060)	2,105	(88,958)	(4,226)
$37,727	$39,345	$1,966	$80,145	$5,819	$138,266	$4,527

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	GCG Trust Total Return	GCG Trust Value Equity	GCG Trust Van Kampen Growth and Income
Net assets at January 1, 2001	$216,748	$2,762	$70,757
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	5,588	(16)	(715)
Net realized gain (loss) on investments and capital gains distributions	8,790	(89)	(573)
Net unrealized appreciation (depreciation) of investments	(16,752)	(188)	(8,307)
Net increase (decrease) in net assets resulting from operations	(2,374)	(293)	(9,595)
Changes from principal transactions:			
Purchase payments	5,429	125	2,409
Contract distributions and terminations	(8,854)	(171)	(2,459)
Transfer payments from (to) other Divisions, net	(8,509)	500	(6,624)
Increase (decrease) in net assets derived from principal transactions	(11,934)	454	(6,674)
Total increase (decrease)	(14,308)	161	(16,269)
Net assets at December 31, 2001	202,440	2,923	54,488
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	982	(25)	(361)
Net realized gain (loss) on investments and capital gains distributions	1,579	(311)	(2,005)
Net unrealized appreciation (depreciation) of investments	(15,660)	(246)	(6,075)
Net increase (decrease) in net assets resulting from operations	(13,099)	(582)	(8,441)
Changes from principal transactions:			
Purchase payments	4,170	129	2,145
Contract distributions and terminations	(9,781)	(219)	(2,138)
Transfer payments from (to) other Divisions, net	(17,680)	(22)	(6,277)
Increase (decrease) in net assets derived from principal transactions	(23,291)	(112)	(6,270)
Total increase (decrease)	(36,390)	(694)	(14,711)
Net assets at December 31, 2002	$166,050	$2,229	$39,777

See accompanying notes.

ING VP Worldwide Growth	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison	Smith Barney Select Balanced	Smith Barney Select Conservative
$231	$81,169	$4,359	$8,740	$183	$52,848	$11,740
(4)	(283)	311	203	(3)	1,288	755
(16)	876	(322)	(738)	(97)	2,189	(781)
(49)	(5,088)	40	(558)	62	(5,398)	200
(69)	(4,495)	29	(1,093)	(38)	(1,921)	174
60	755	284	301	63	207	10
(4)	(2,661)	(284)	(275)	(10)	(3,135)	(334)
80	(3,917)	44	(35)	288	7,900	(11,590)
136	(5,823)	44	(9)	341	4,972	(11,914)
67	(10,318)	73	(1,102)	303	3,051	(11,740)
298	70,851	4,432	7,638	486	55,899	-
(6)	(91)	276	81	(7)	2,423	-
(18)	(38)	(453)	(3,361)	(106)	(1,225)	-
(76)	(12,399)	47	1,598	(41)	(5,545)	-
(100)	(12,528)	(130)	(1,682)	(154)	(4,347)	-
66	320	119	289	56	100	-
(4)	(2,933)	(241)	(248)	(21)	(2,663)	-
82	(7,306)	(577)	467	10	(6,076)	-
144	(9,919)	(699)	508	45	(8,639)	-
44	(22,447)	(829)	(1,174)	(109)	(12,986)	-
$342	$48,404	$3,603	$6,464	$377	$42,913	$ -

Equitable Life Insurance Company of Iowa
Separate Account A

Statements of Changes in Net Assets (continued)

For the years ended December 31, 2002 and 2001
(Dollars in thousands)

	Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney Select Income
Net assets at January 1, 2001	$61,706	$43,287	$3,317
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(804)	1,269	271
Net realized gain (loss) on investments and capital gains distributions	224	1,768	(353)
Net unrealized appreciation (depreciation) of investments	(6,185)	(8,765)	136
Net increase (decrease) in net assets resulting from operations	(6,765)	(5,728)	54
Changes from principal transactions:			
Purchase payments	480	385	2
Contract distributions and terminations	(1,662)	(1,219)	(92)
Transfer payments from (to) other Divisions, net	(4,315)	(5,115)	(3,281)
Increase (decrease) in net assets derived from principal transactions	(5,497)	(5,949)	(3,371)
Total increase (decrease)	(12,262)	(11,677)	(3,317)
Net assets at December 31, 2001	49,444	31,610	-
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	3,639	(131)	-
Net realized gain (loss) on investments and capital gains distributions	1,256	(702)	-
Net unrealized appreciation (depreciation) of investments	(13,800)	(6,396)	-
Net increase (decrease) in net assets resulting from operations	(8,905)	(7,229)	-
Changes from principal transactions:			
Purchase payments	294	250	-
Contract distributions and terminations	(1,847)	(855)	-
Transfer payments from (to) other Divisions, net	(5,775)	(4,088)	-
Increase (decrease) in net assets derived from principal transactions	(7,328)	(4,693)	-
Total increase (decrease)	(16,233)	(11,922)	-
Net assets at December 31, 2002	$33,211	$19,688	$ -

See accompanying notes.

Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
$16,345	$35,967	$91,846	$9,261
1,610	(396)	(102)	236
(884)	210	3,553	(1)
(1,537)	(11,179)	(12,057)	-
(811)	(11,365)	(8,606)	235
117	291	789	(179)
(604)	(731)	(3,286)	(36,467)
(717)	(2,158)	(4,065)	44,792
(1,204)	(2,598)	(6,562)	8,146
(2,015)	(13,963)	(15,168)	8,381
14,330	22,004	76,678	17,642
2,739	(109)	1,289	(71)
(2,026)	(876)	(1,973)	-
(1,378)	(4,578)	(18,368)	-
(665)	(5,563)	(19,052)	(71)
87	131	344	34
(909)	(637)	(2,730)	(51,044)
(1,363)	(2,376)	(7,683)	49,156
(2,185)	(2,882)	(10,069)	(1,854)
(2,850)	(8,445)	(29,121)	(1,925)
$11,480	$13,559	$47,557	$15,717

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Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements

December 31, 2002

1. Organization

Equitable Life Insurance Company of Iowa Separate Account A (the "Account") was established by Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Equitable Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business Equitable Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Equitable Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Equitable Life.

1. Organization (continued)

At December 31, 2002, the Account had, under the Equi-Select Variable Annuity product and the PrimElite product, thirty-five investment divisions (the "Divisions"), eleven of which invest in an independently managed mutual fund portfolio and twenty-four of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Investments, LLC. The assets in each Division are invested in shares of a designated Series ("Series," which may also be referred to as "Portfolio") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2002 and related Trusts are as follows:

The GCG Trust:
- All Cap Series
- Capital Appreciation Series
- Capital Growth Series
- Capital Guardian Small Cap Series
- Core Bond Series
- Developing World Series
- Equity Income Series
- Fully Managed Series
- Growth Series
- Hard Assets Series
- International Equity Series
- Investors Series
- Large Cap Value Series
- Limited Maturity Bond Series
- Liquid Asset Series
- Managed Global Series
- Mid-Cap Growth Series
- Real Estate Series
- Research Series
- Strategic Equity Series
- Total Return Series
- Value Equity Series
- Van Kampen Growth and Income Series

ING Variable Insurance Trust:
- ING VP Worldwide Growth Series

Greenwich Street Series Fund:
- Appreciation Portfolio

The PIMCO Variable Insurance Trust
- PIMCO High Yield Portfolio
- PIMCO StocksPLUS Growth and Income Portfolio

Prudential Series Fund, Inc.:
- Jennison Portfolio

Smith Barney Allocation Series Inc.:
- Smith Barney Select Balanced Portfolio
- Smith Barney Select Growth Portfolio
- Smith Barney Select High Growth Portfolio

Travelers Series Fund Inc.:
- Smith Barney High Income Portfolio
- Smith Barney International All Cap Growth Portfolio
- Smith Barney Large Cap Value Portfolio
- Smith Barney Money Market Portfolio

Following approval by their respective shareholders, the Smith Barney Select Income Series and Smith Barney Select Conservative Series were consolidated by a merger of their assets into the Smith Barney Select Balanced Series on April 27, 2001 at no cost to current Contractowners. Travelers Investment Adviser, Inc., the Series' manager, absorbed all costs associated with the merger.

1. Organization (continued)

On May 1, 2001, Pacific Investment Manager began serving as Portfolio Manager for the Global Fixed Income Series. At that date, the name of the Global Fixed Income Series was changed to the Core Bond Series.

On December 14, 2001, the consolidation of the Warburg Pincus International Equity Portfolio into the GCG Trust International Equity Series took place at no cost to contractowners. Shares of GCG Trust International Equity Series were substituted for shares of Warburg Pincus International Equity Portfolio.

The names of certain Divisions and Trusts were changed during 2002. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
The GCG Trust:	The GCG Trust:
GCG Trust Van Kampen Growth and Income	GCG Trust Rising Dividends
ING Variable Insurance Trust:	Pilgrim Variable Insurance Trust:
ING VP Worldwide Growth	Pilgrim Worldwide Growth

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Series or Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Series or Portfolio. Investment transactions in each Series or Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

2. Significant Accounting Policies (continued)

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of Equitable Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Equitable Life.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover the Company's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

Equitable Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% of the average daily net asset value of each Division of the Account to cover these risks.

Administrative Charges

A daily charge at an annual rate of 0.15% of the assets attributable to the Contracts is deducted for administrative fees.

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

3. Charges and Fees (continued)

Annual Contract Charges

An annual contract charge of $30 is deducted on each Contract anniversary prior to the maturity date, upon full withdrawal of a Contract's value or upon commencement of annuity payments if such withdrawal is made or annuity payments commence on a date other than the Contract anniversary.

Other Charges

A transfer charge computed as the lesser of 2% of the Contract value transferred or $25 will be imposed on each transfer between Divisions in excess of twelve in any one calendar year. A withdrawal charge may be imposed in the event of withdrawal of any portion of the Contract value or upon annuitization. The withdrawal charge is 8% of the amount withdrawn prior to the first anniversary of any purchase payment and reduces by 1% at each subsequent purchase payment anniversary.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity contracts issued by insurance companies. If the owner of a Contract lives in a state which levies such a tax, Equitable Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

4. Related Party Transactions

During the year ended December 31, 2002, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to The GCG Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.53% to 1.75% of the average net assets of each respective Series. In addition, management fees were paid indirectly to ING Investments, LLC, also an affiliate of the Company, in its capacity as investment adviser to ING Variable Insurance Trust. The Fund's advisory agreement provided for a fee at an annual rate of 1.00% of the average net assets of the ING VP Worldwide Growth Portfolio.

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2002		2001	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
The GCG Trust:				
All Cap	$ 2,753	$ 3,191	$6,067	$2,652
Capital Appreciation	1,013	1,497	3,064	3,950
Capital Growth	3,953	13,973	6,575	18,381
Capital Guardian Small Cap	3,660	5,815	7,404	9,146
Core Bond	6,924	3,338	1,092	1,149
Developing World	1,403	1,536	1,123	1,346
Equity Income	5,072	4,560	8,280	5,257
Fully Managed	14,097	8,407	18,532	11,887
Growth	8,055	22,144	40,269	54,933
Hard Assets	2,275	1,310	215	135
International Equity	1,442	5,442	6,564	11,090
Investors	639	924	1,847	764
Large Cap Value	2,061	1,386	3,554	1,492
Limited Maturity Bond	14,426	9,400	15,339	13,178
Liquid Asset	41,782	44,134	93,492	85,769
Managed Global	964	471	1,282	370
Mid-Cap Growth	2,594	28,268	9,558	36,159
Real Estate	5,314	2,711	4,019	2,824
Research	1,130	36,331	10,004	43,088
Strategic Equity	1,289	2,901	6,721	7,362
Total Return	7,626	29,772	21,204	23,295
Value Equity	1,333	1,461	2,954	2,479
Van Kampen Growth and Income	2,413	9,013	4,096	10,855
ING Variable Insurance Trust:				
ING VP Worldwide Growth	164	26	180	48
Greenwich Street Series Fund:				
Appreciation	2,645	12,629	3,206	9,310
The PIMCO Variable Insurance Trust:				
PIMCO High Yield	3,695	4,118	4,270	3,912
PIMCO StocksPLUS Growth and Income	6,130	5,534	2,231	2,034
Prudential Series Fund, Inc.:				
Jennison	552	512	639	299

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

5. Purchases and Sales of Investment Securities (continued)

| | Year ended December 31 | | | |
| | 2002 | | 2001 | |
	Purchases	Sales	Purchases	Sales
Smith Barney Allocation Series, Inc.:				
Smith Barney Select Balanced	$ 3,714	$ 9,912	$ 19,644	$ 11,626
Smith Barney Select Conservative	-	-	1,172	12,249
Smith Barney Select Growth	7,166	8,557	867	7,167
Smith Barney Select High Growth	433	5,228	3,648	6,643
Smith Barney Select Income	-	-	396	3,495
Travelers Series Fund Inc.:				
Smith Barney High Income	3,511	2,951	2,650	2,244
Smith Barney International All Cap Growth	293	3,275	350	3,342
Smith Barney Large Cap Value	3,338	12,092	5,663	9,436
Smith Barney Money Market	11,867	13,787	15,942	7,561

6. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | 2002 | | | 2001 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The GCG Trust:						
All Cap	265,309	327,805	(62,496)	508,907	233,125	275,782
Capital Appreciation	61,803	87,473	(25,670)	138,234	173,539	(35,305)
Capital Growth	349,176	1,171,605	(822,429)	442,956	1,179,222	(736,266)
Capital Guardian Small Cap	225,087	373,098	(148,011)	403,233	503,552	(100,319)
Core Bond	545,943	267,251	278,692	92,203	92,400	(197)
Developing World	200,945	225,545	(24,600)	137,981	182,355	(44,374)
Equity Income	221,863	207,628	14,235	340,416	221,047	119,369
Fully Managed	461,110	297,566	163,544	640,751	436,753	203,998
Growth	650,516	1,761,290	(1,110,774)	2,303,965	3,121,541	(817,576)
Hard Assets	147,672	85,752	61,920	14,342	8,943	5,399
International Equity	170,710	658,668	(487,958)	649,759	1,087,566	(437,807)
Investors	71,254	102,126	(30,872)	161,945	67,731	94,214
Large Cap Value	247,586	166,277	81,309	359,051	146,611	212,440
Limited Maturity Bond	684,183	467,777	216,406	771,006	698,209	72,797
Liquid Asset	2,615,374	2,763,369	(147,995)	5,883,067	5,447,155	435,912
Managed Global	63,638	32,678	30,960	68,425	19,254	49,171
Mid-Cap Growth	137,112	1,277,646	(1,140,534)	255,083	987,244	(732,161)
Real Estate	172,564	95,809	76,755	141,382	103,879	37,503
Research	27,412	2,005,941	(1,978,529)	178,427	1,855,638	(1,677,211)
Strategic Equity	107,789	245,707	(137,918)	435,524	485,008	(49,484)
Total Return	202,289	1,410,676	(1,208,387)	448,629	1,047,755	(599,126)
Value Equity	79,111	89,810	(10,699)	152,529	135,038	17,491
Van Kampen Growth & Income	108,977	437,940	(328,963)	157,825	478,245	(320,420)
INV Variable Insurance Trust:						
ING VP Worldwide Growth	27,714	4,637	23,077	22,428	6,357	16,071
Greenwich Street Series Fund:						
Appreciation Division	132,530	793,905	(661,375)	149,551	500,789	(351,238)
The PIMCO Variable Insurance Trust:						
PIMCO High Yield	343,918	416,419	(72,501)	387,179	383,913	3,266
PIMCO StocksPLUS Growth & Income	701,340	644,465	56,875	188,980	188,022	958
Prudential Series Fund, Inc.:						
Jennison Division	114,503	103,044	11,459	101,174	47,475	53,699
Smith Barney Allocation Series, Inc.:						
Smith Barney Select Balanced	48,699	783,729	(735,030)	1,209,063	854,388	354,675
Smith Barney Select Conservative	-	-	-	30,806	989,701	(958,895)
Smith Barney Select Growth	67,531	767,284	(699,753)	79,962	537,601	(457,639)
Smith Barney Select High Growth	21,739	462,895	(441,156)	16,601	499,274	(482,673)
Smith Barney Select Income	-	-	-	9,345	293,738	(284,393)

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

6. Changes in Units (continued)

| | Year ended December 31 | | | | | |
| | **2002** | | | **2001** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Travelers Series Fund Inc.:						
Smith Barney High Income	**53,947**	**247,758**	**(193,811)**	68,366	168,263	(99,897)
Smith Barney International All Cap Growth	**13,100**	**302,490**	**(289,390)**	27,641	227,262	(199,621)
Smith Barney Large Cap Value	**76,669**	**701,217**	**(624,548)**	93,042	431,348	(338,306)
Smith Barney Money Market	**934,525**	**1,086,339**	**(151,814)**	1,247,954	595,925	652,029

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

7. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Series or Portfolios, investment income ratios, and total return for the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust:						
All Cap						
2002	515	$ 8.55	$ 4,399	0.19%	1.40%	-26.61%
2001	577	$11.65	6,728	1.17%	1.40%	0.52%
2000	302	$11.59	3,498	*	*	*
Capital Appreciation						
2002	236	$15.06	3,558	0.12%	1.40%	-30.28%
2001	262	$21.60	5,662	0.07%	1.40%	-14.18%
2000	297	$25.17	7,486	*	*	*
Capital Growth						
2002	3,960	$10.10	39,965	-	1.40%	-31.01%
2001	4,782	$14.64	70,000	-	1.40%	-14.93%
2000	5,512	$17.21	94,977	*	*	*
Capital Guardian Small Cap						
2002	1,562	$13.14	20,507	0.12%	1.40%	-26.47%
2001	1,710	$17.87	30,560	0.11%	1.40%	-2.88%
2000	1,810	$18.40	33,305	*	*	*
Core Bond						
2002	873	$12.71	11,090	2.81%	1.40%	7.17%
2001	594	$11.86	7,046	0.24%	1.40%	1.02%
2000	594	$11.74	6,976	*	*	*

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust (continued):						
Developing World						
2002	307	$ 6.23	$ 1,908	-	1.40%	-12.01%
2001	331	$ 7.08	2,345	0.98%	1.40%	-6.60%
2000	376	$ 7.58	2,848	*	*	*
Equity Income						
2002	254	$20.45	5,182	1.32%	1.40%	-14.44%
2001	239	$23.90	5,718	1.98%	1.40%	-0.04%
2000	120	$23.91	2,868	*	*	*
Fully Managed						
2002	1,228	$27.96	34,302	1.51%	1.40%	-0.92%
2001	1,064	$28.22	30,020	2.92%	1.40%	8.37%
2000	860	$26.04	22,390	*	*	*
Growth						
2002	4,850	$10.52	50,973	-	1.40%	-30.52%
2001	5,961	$15.14	90,264	-	1.40%	-31.24%
2000	6,778	$22.02	149,234	*	*	*
Hard Assets						
2002	82	$14.05	1,157	0.79%	1.40%	-0.71%
2001	20	$14.15	290	-	1.40%	-13.30%
2000	15	$16.32	248	*	*	*
International Equity						
2002	2,653	$ 7.16	18,980	0.72%	1.40%	-17.32%
2001	3,141	$ 8.66	27,208	-	1.40%	-23.83%
2000	3,579	$11.37	40,696	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust (continued):						
Investors						
2002	325	$ 8.07	$ 2,622	0.71%	1.40%	-24.08%
2001	356	$10.63	3,784	0.81%	1.40%	-5.60%
2000	262	$11.26	2,948	*	*	*
Large Cap Value						
2002	657	$ 7.53	4,947	0.22%	1.40%	-24.85%
2001	576	$10.02	5,773	0.20%	1.40%	-5.02%
2000	364	$10.55	3,835	*	*	*
Limited Maturity Bond						
2002	1,872	$20.16	37,727	3.35%	1.40%	5.77%
2001	1,656	$19.06	31,561	3.96%	1.40%	7.32%
2000	1,583	$17.76	28,117	*	*	*
Liquid Asset						
2002	2,485	$15.84	39,345	1.43%	1.40%	0.00%
2001	2,633	$15.84	41,712	3.68%	1.40%	2.39%
2000	2,197	$15.47	33,989	*	*	*
Managed Global						
2002	143	$13.80	1,966	0.13%	1.40%	-21.28%
2001	112	$17.53	1,958	0.14%	1.40%	-13.17%
2000	63	$20.19	1,263	*	*	*
Mid-Cap Growth						
2002	4,998	$16.05	80,145	-	1.40%	-49.53%
2001	6,138	$31.80	195,205	0.34%	1.40%	-24.70%
2000	6,870	$42.23	290,161	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
The GCG Trust (continued):						
Real Estate						
2002	208	$28.06	$ 5,819	3.78%	1.40%	-1.20%
2001	131	$28.40	3,714	4.13%	1.40%	6.61%
2000	93	$26.64	2,484	*	*	*
Research						
2002	9,139	$15.14	138,266	0.40%	1.40%	-25.93%
2001	11,118	$20.44	227,224	0.11%	1.40%	-22.55%
2000	12,795	$26.39	337,706	*	*	*
Strategic Equity						
2002	457	$ 9.91	4,527	-	1.40%	-32.63%
2001	595	$14.71	8,753	-	1.40%	-22.25%
2000	645	$18.92	12,200	*	*	*
Total Return						
2002	8,640	$19.23	166,050	2.08%	1.40%	-6.47%
2001	9,848	$20.56	202,440	4.16%	1.40%	-0.92%
2000	10,447	$20.75	216,748	*	*	*
Value Equity						
2002	149	$15.00	2,229	0.63%	1.40%	-18.21%
2001	159	$18.34	2,923	0.87%	1.40%	-5.76%
2000	142	$19.46	2,762	*	*	*
Van Kampen Growth and Income						
2002	2,188	$18.19	39,777	0.82%	1.40%	-15.98%
2001	2,517	$21.65	54,488	0.28%	1.40%	-13.19%
2000	2,838	$24.94	70,757	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
ING Variable Insurance Trust:						
ING VP Worldwide Growth						
2002	66	$ 5.21	$ 342	0.02%	1.40%	-25.68%
2001	43	$ 7.01	298	-	1.40%	-19.89%
2000	26	$ 8.75	231	*	*	*
Greenwich Street Series Fund:						
Appreciation						
2002	3,489	$13.88	48,404	1.39%	1.40%	-18.69%
2001	4,151	$17.07	70,851	1.10%	1.40%	-5.32%
2000	4,501	$18.03	81,169	*	*	*
The PIMCO Variable Insurance Trust:						
PIMCO High Yield						
2002	366	$ 9.84	3,603	8.19%	1.40%	-2.57%
2001	439	$10.10	4,432	7.88%	1.40%	0.90%
2000	436	$10.01	4,359	*	*	*
PIMCO StocksPLUS Growth and Income						
2002	803	$ 8.05	6,464	2.78%	1.40%	-21.31%
2001	747	$10.23	7,638	4.18%	1.40%	-12.71%
2000	746	$11.72	8,740	*	*	*
Prudential Series Fund, Inc.:						
Jennison						
2002	89	$ 4.27	377	-	1.40%	-32.33%
2001	77	$ 6.31	486	-	1.40%	-19.62%
2000	23	$ 7.85	183	*	*	*

Equitable Life Insurance Company of Iowa
Separate Account A

Notes to Financial Statements (continued)

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
Smith Barney Allocation Series Inc.:						
Smith Barney Select Balanced						
2002	3,660	$11.73	$42,913	6.43%	1.40%	-7.78%
2001	4,395	$12.72	55,899	3.72%	1.40%	-2.75%
2000	4,040	$13.08	52,848	*	*	*
Smith Barney Select Growth						
2002	3,472	$ 9.57	33,211	10.53%	1.40%	-19.24%
2001	4,172	$11.85	49,444	-	1.40%	-11.10%
2000	4,630	$13.33	61,706	*	*	*
Smith Barney Select High Growth						
2002	2,139	$ 9.21	19,688	1.07%	1.40%	-24.82%
2001	2,581	$12.25	31,610	5.05%	1.40%	-31.31%
2000	3,063	$14.13	43,287	*	*	*
Travelers Series Fund Inc.:						
Smith Barney High Income						
2002	1,018	$11.28	11,480	22.93%	1.40%	-4.57%
2001	1,212	$11.82	14,330	11.77%	1.40%	-5.14%
2000	1,312	$12.46	16,345	*	*	*
Smith Barney International All Cap Growth						
2002	1,538	$ 8.82	13,559	0.92%	1.40%	-26.74%
2001	1,828	$12.04	22,004	-	1.40%	-32.13%
2000	2,027	$17.74	35,967	*	*	*

7. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value	Net Assets (000s)	Investment Income Ratio	Expense Ratio	Total Return
Travelers Series Fund Inc. (continued):						
Smith Barney Large Cap Value						
2002	3,377	$14.09	$47,557	3.64%	1.40%	-26.46%
2001	4,002	$19.16	76,678	1.36%	1.40%	-9.45%
2000	4,340	$21.16	91,846	*	*	*
Smith Barney Money Market						
2002	1,255	$12.53	15,717	1.26%	1.40%	-0.08%
2001	1,407	$12.54	17,642	3.32%	1.40%	2.20%
2000	754	$12.27	9,261	*	*	*

* Not provided for 2000.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Financial Statements-Unaudited
Nine months ended September 30, 2003

Contents

Statement of Assets and Liabilities	ELIC - 9/30/03 S-2
Statement of Operations	ELIC - 9/30/03 S-8
Statements of Changes in Net Assets	ELIC - 9/30/03 S-14
Notes to Financial Statements	ELIC - 9/30/03 S-25

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING AIM Mid-Cap Growth	ING Alliance Mid-Cap Growth	ING Capital Guardian Large Cap Value	ING Capital Guardian Managed Global	ING Capital Guardian Small Cap	ING Developing World
Assets						
Investments in mutual funds at fair value	$ 5,148	$ 51,062	$ 7,627	$ 2,966	$ 24,859	$ 2,281
Total assets	5,148	51,062	7,627	2,966	24,859	2,281
Liabilities						
Due to (from) Equitable Life Insurance Company	4	31	3	2	17	2
Total liabilities	4	31	3	2	17	2
Net assets	$ 5,144	$ 51,031	$ 7,624	$ 2,964	$ 24,842	$ 2,279
Accumulation units outstanding	4,241,698	3,573,280	845,620	182,419	1,544,041	291,643
Value per accumulation unit	$ 12.41	$ 14.29	$ 9.02	$ 16.26	$ 16.10	$ 7.82
Total number of mutual fund shares	452,335	4,001,709	813,977	300,544	2,560,192	283,706
Cost of mutual fund shares	$ 5,416	$ 59,322	$ 7,447	$ 2,992	$ 25,582	$ 2,040

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING Eagle Asset Value Equity	ING Hard Assets	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Assets						
Investments in mutual funds at fair value	$ 2,228	$ 1,109	$ 18,995	$ 3,451	$ 31,747	$ 27,610
Total assets	2,228	1,109	18,995	3,451	31,747	27,610
Liabilities						
Due to (from) Equitable Life Insurance Company	1	1	12	4	13	12
Total liabilities	1	1	12	4	13	12
Net assets	$ 2,227	$ 1,108	$ 18,983	$ 3,447	$ 31,734	$ 27,598
Accumulation units outstanding	135,998	64,201	2,345,102	202,985	1,552,443	1,750,776
Value per accumulation unit	$ 16.38	$ 17.28	$ 8.10	$ 17.00	$ 20.45	$ 15.77
Total number of mutual fund shares	157,667	91,011	2,413,535	301,666	2,706,456	27,610,188
Cost of mutual fund shares	$ 2,279	$ 923	$ 27,294	$ 3,818	$ 30,620	$ 27,610

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-3

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return	ING PIMCO Core Bond	ING Salomon Brothers All Cap
Assets						
Investments in mutual funds at fair value	$ 56,378	$ 92,741	$ 136,712	$ 164,093	$ 11,155	$ 5,426
Total assets	56,378	92,741	136,712	164,093	11,155	5,426
Liabilities						
Due to (from) Equitable Life Insurance Company	44	61	83	79	5	3
Total liabilities	44	61	83	79	5	3
Net assets	$ 56,334	$ 92,680	$ 136,629	$ 164,014	$ 11,150	$ 5,423
Accumulation units outstanding	4,439,200	4,642,165	8,113,467	7,904,268	850,259	525,218
Value per accumulation unit	$ 12.70	$ 19.98	$ 16.85	$ 20.76	$ 13.12	$ 10.33
Total number of mutual fund shares	4,753,657	10,157,798	10,164,447	10,160,537	1,029,084	519,275
Cost of mutual fund shares	$ 79,119	$ 201,704	$ 201,284	$ 161,754	$ 10,672	$ 5,366

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	ING Salomon Brothers Investors	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Growth and Income	ING Van Kampen Real Estate	ING VP Worldwide Growth
Assets						
Investments in mutual funds at fair value	$ 3,061	$ 34,966	$ 6,427	$ 41,301	$ 7,525	$ 483
Total assets	3,061	34,966	6,427	41,301	7,525	483
Liabilities						
Due to (from) Equitable Life Insurance Company	1	18	4	25	4	1
Total liabilities	1	18	4	25	4	1
Net assets	$ 3,060	$ 34,948	$ 6,423	$ 41,276	$ 7,521	$ 482
Accumulation units outstanding	330,555	1,134,895	286,282	2,032,545	213,425	80,567
Value per accumulation unit	$ 9.26	$ 30.81	$ 22.45	$ 20.32	$ 35.26	$ 5.99
Total number of mutual fund shares	329,176	1,832,611	596,151	2,123,460	395,840	77,018
Cost of mutual fund shares	$ 3,372	$ 32,738	$ 6,211	$ 48,689	$ 6,488	$ 512

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-5

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003
(Dollars in thousands, except for unit data)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennision	Smith Barney Select Balanced	Smith Barney Select Growth
Assets						
Investments in mutual funds at fair value	$ 47,964	$ 6,833	$ 5,302	$ 469	$ 41,763	$ 33,220
Total assets	47,964	6,833	5,302	469	41,763	33,220
Liabilities						
Due to (from) Equitable Life Insurance Company	22	3	3	1	14	17
Total liabilities	22	3	3	1	14	17
Net assets	$ 47,942	$ 6,830	$ 5,299	$ 468	$ 41,749	$ 33,203
Accumulation units outstanding	3,102,486	601,515	571,998	94,918	3,219,996	2,976,694
Value per accumulation unit	$ 15.46	$ 11.36	$ 9.27	$ 4.94	$ 12.97	$ 11.16
Total number of mutual fund shares	2,424,848	863,783	635,784	31,603	3,881,291	3,711,195
Cost of mutual fund shares	$ 50,289	$ 6,587	$ 4,679	$ 424	$ 45,082	$ 41,359

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-6

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Assets and Liabilities-Unaudited
September 30, 2003

(Dollars in thousands, except for unit data)

	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
Assets					
Investments in mutual funds at fair value	$ 20,992	$ 13,108	$ 13,541	$ 46,802	$ 11,626
Total assets	20,992	13,108	13,541	46,802	11,626
Liabilities					
Due to (from) Equitable Life Insurance Company	14	5	7	22	3
Total liabilities	14	5	7	22	3
Net assets	$ 20,978	$ 13,103	$ 13,534	$ 46,780	$ 11,623
Accumulation units outstanding	1,887,769	972,857	1,359,549	2,994,381	933,101
Value per accumulation unit	$ 11.12	$ 13.46	$ 9.96	$ 15.63	$ 12.46
Total number of mutual fund shares	2,084,636	1,736,195	1,350,040	3,158,013	11,623,457
Cost of mutual fund shares	$ 26,115	$ 16,040	$ 21,208	$ 62,294	$ 11,619

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-7

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations -Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING AIM Mid-Cap Growth	ING Alliance Mid-Cap Growth	ING Capital Guardian Large Cap Value	ING Capital Guardian Managed Global	ING Capital Guardian Small Cap	ING Developing World
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ -
Total invesment income	-	-	-	-	-	-
Expenses:						
Mortality and expense risk and other charges	55	521	68	27	255	21
Total expenses	55	521	68	27	255	21
Net investment income (loss)	(55)	(521)	(68)	(27)	(255)	(21)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(770)	(3,187)	(294)	(55)	(3,306)	(164)
Capital gains distributions	-	(5)	(2)	-	1	-
Total realized gain (loss) on investments and capital gains distributions	(770)	(3,192)	(296)	(55)	(3,305)	(164)
Net unrealized appreciation (depreciation) of investments	1,835	19,156	1,356	459	7,958	566
Net increase (decrease) in net assets resulting from operations	$ 1,010	$ 15,443	$ 992	$ 377	$ 4,398	$ 381

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations - Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Eagle Asset Value Equity	ING Hard Assets	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ 206
Total invesment income	-	-	-	-	-	206
Expenses:						
Mortality and expense risk and other charges	24	10	207	40	407	441
Total expenses	24	10	207	40	407	441
Net investment income (loss)	(24)	(10)	(207)	(40)	(407)	(235)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(155)	(89)	(3,840)	(626)	839	-
Capital gains distributions	(1)	-	5	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(156)	(89)	(3,835)	(626)	839	-
Net unrealized appreciation (depreciation) of investments	357	268	6,193	1,067	79	-
Net increase (decrease) in net assets resulting from operations	$ 177	$ 169	$ 2,151	$ 401	$ 511	$ (235)

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations -Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Eagle Asset Value Equity	ING Hard Assets	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ 206
Total invesment income	-	-	-	-	-	206
Expenses:						
Mortality and expense risk and other charges	24	10	207	40	407	441
Total expenses	24	10	207	40	407	441
Net investment income (loss)	(24)	(10)	(207)	(40)	(407)	(235)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(155)	(89)	(3,840)	(626)	839	-
Capital gains distributions	(1)	-	5	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(156)	(89)	(3,835)	(626)	839	-
Net unrealized appreciation (depreciation) of investments	357	268	6,193	1,067	79	-
Net increase (decrease) in net assets resulting from operations	$ 177	$ 169	$ 2,151	$ 401	$ 511	$ (235)

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S -10

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations - Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return	ING PIMCO Core Bond	ING Salomon Brothers All Cap
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ -
Total invesment income	-	-	-	-	-	-
Expenses:						
Mortality and expense risk and other charges	617	998	1,555	1,841	137	55
Total expenses	617	998	1,555	1,841	137	55
Net investment income (loss)	(617)	(998)	(1,555)	(1,841)	(137)	(55)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(12,180)	(21,753)	(8,160)	134	(8)	(404)
Capital gains distributions	(10)	(12)	(28)	(23)	(5)	1
Total realized gain (loss) on investments and capital gains distributions	(12,190)	(21,765)	(8,188)	111	(13)	(403)
Net unrealized appreciation (depreciation) of investments	22,591	41,230	23,900	13,948	521	1,329
Net increase (decrease) in net assets resulting from operations	$ 9,784	$ 18,467	$ 14,157	$ 12,218	$ 371	$ 871

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-11

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations-Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	ING Salomon Brothers Investors	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Growth and Income	ING Van Kampen Real Estate	ING VP Worldwide Growth
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ -	$ -
Total invesment income	-	-	-	-	-	-
Expenses:						
Mortality and expense risk and other charges	29	390	65	458	70	5
Total expenses	29	390	65	458	70	5
Net investment income (loss)	(29)	(390)	(65)	(458)	(70)	(5)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(171)	359	(235)	(683)	(28)	(52)
Capital gains distributions	-	(4)	(1)	(3)	-	-
Total realized gain (loss) on investments and capital gains distributions	(171)	355	(236)	(686)	(28)	(52)
Net unrealized appreciation (depreciation) of investments	539	3,344	854	5,526	1,504	115
Net increase (decrease) in net assets resulting from operations	$ 339	$ 3,309	$ 553	$ 4,382	$ 1,406	$ 58

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S-12

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations - Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennision	Smith Barney Select Balanced	Smith Barney Select Growth
Net investment income (loss)						
Income:						
Dividends	$ 13	$ 322	$ 64	$ -	$ -	$ 22
Total invesment income	13	322	64	-	-	22
Expenses:						
Mortality and expense risk and other charges	539	66	64	5	471	373
Total expenses	539	66	64	5	471	373
Net investment income (loss)	(526)	256	-	(5)	(471)	(351)
Realized and unrealized gain (loss) on investments						
Net realized gain (loss) on investments	(799)	137	(423)	(11)	(1,075)	(2,406)
Capital gains distributions	5	-	-	-	(8)	(17)
Total realized gain (loss) on investments and capital gains distributions	(794)	137	(423)	(11)	(1,083)	(2,423)
Net unrealized appreciation (depreciation) of investments	6,380	385	1,255	72	5,797	7,743
Net increase (decrease) in net assets resulting from operations	$ 5,060	$ 778	$ 832	$ 56	$ 4,243	$ 4,969

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statement of Operations -Unaudited
Nine months ended September 30, 2003
(Dollars in thousands)

	Smith Barney Select High Growth	Smith Barney High Income	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
Net investment income (loss)					
Income:					
Dividends	$ 22	$ -	$ -	$ -	$ 75
Total invesment income	22	-	-	-	75
Expenses:					
Mortality and expense risk and other charges	232	143	147	520	182
Total expenses	232	143	147	520	182
Net investment income (loss)	(210)	(143)	(147)	(520)	(107)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,019)	(2,014)	(997)	(2,564)	-
Capital gains distributions	(6)	1	(1)	11	(6)
Total realized gain (loss) on investments and capital gains distributions	(1,025)	(2,013)	(998)	(2,553)	(6)
Net unrealized appreciation (depreciation) of investments	4,955	4,396	2,675	7,716	6
Net increase (decrease) in net assets resulting from operations	$ 3,720	$ 2,240	$ 1,530	$ 4,643	$ (107)

The accompanying notes are an integral part of these financial statements.

ELIC - 9/30/03 S -14

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING AIM Mid-Cap Growth	ING Alliance Mid-Cap Growth	ING Capital Guardian Large Cap Value	ING Capital Guardian Managed Global
Net assets at January 1, 2002	$ 8,753	$ 70,000	$ 5,773	$ 1,958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(105)	(807)	(68)	(30)
Net realized gain (loss) on investments and				
capital gains distributions	(1,733)	(7,414)	(409)	(428)
Net unrealized appreciation (depreciation) of investments	(875)	(12,571)	(1,085)	(57)
Net increase (decrease) in net assets resulting from operations	(2,713)	(20,792)	(1,562)	(515)
Changes from principal transactions:				
Purchase payments	359	1,776	421	168
Contract distributions and terminations	(269)	(2,431)	(329)	(67)
Transfer payments from (to) other divisions, net	(1,603)	(8,588)	644	422
Increase (decrease) in net assets derived from principal				
transactions	(1,513)	(9,243)	736	523
Total increase (decrease)	(4,226)	(30,035)	(826)	8
Net assets at December 31, 2002	4,527	39,965	4,947	1,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(55)	(521)	(68)	(27)
Net realized gain (loss) on investments and				
capital gains distributions	(770)	(3,192)	(296)	(55)
Net unrealized appreciation (depreciation) of investments	1,835	19,156	1,356	459
Net increase (decrease) in net assets resulting from operations	1,010	15,443	992	377
Changes from principal transactions:				
Purchase payments	205	1,001	182	159
Contract distributions and terminations	(140)	(1,526)	(377)	(131)
Transfer payments from (to) other divisions, net	(458)	(3,852)	1,880	593
Increase (decrease) in net assets derived from principal transactions	(393)	(4,377)	1,685	621
Total increase (decrease)	617	11,066	2,677	998
Net assets at September 30, 2003	$ 5,144	$ 51,031	$ 7,624	$ 2,964

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING Capital Guardian Small Cap	ING Developing World	ING Eagle Asset Value Equity	ING Hard Assets
Net assets at January 1, 2002	$ 30,560	$ 2,345	$ 2,923	$ 290
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(392)	(41)	(25)	(7)
Net realized gain (loss) on investments and capital gains distributions	(10,789)	(853)	(311)	(41)
Net unrealized appreciation (depreciation) of investments	2,910	549	(246)	(56)
Net increase (decrease) in net assets resulting frpm operations	(8,271)	(345)	(582)	(104)
Changes from principal transactions:				
Purchase payments	1,382	117	129	49
Contract distributions and terminations	(1,029)	(116)	(219)	(34)
Transfer payments from (to) other divisions, net	(2,135)	(93)	(22)	956
Increase (decrease) in net assets derived from principal transactions	(1,782)	(92)	(112)	971
Total increase (decrease)	(10,053)	(437)	(694)	867
Net assets at December 31, 2002	20,507	1,908	2,229	1,157
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(255)	(21)	(24)	(10)
Net realized gain (loss) on investments and capital gains distributions	(3,305)	(164)	(156)	(89)
Net unrealized appreciation (depreciation) of investments	7,958	566	357	268
Net increase (decrease) in net assets resulting from operations	4,398	381	177	169
Changes from principal transactions:				
Purchase payments	799	78	72	42
Contract distributions and terminations	(775)	(67)	(62)	(37)
Transfer payments from (to) other divisions, net	(87)	(21)	(189)	(223)
Increase (decrease) in net assets derived from principal transactions	(63)	(10)	(179)	(218)
Total increase (decrease)	4,335	371	(2)	(49)
Net assets at September 30, 2003	$ 24,842	$ 2,279	$ 2,227	$ 1,108

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING International	ING Jennison Equity Opportunities	ING Limited Maturity Bond	ING Liquid Assets
Net assets at January 1, 2002	$ 27,208	$ 5,662	$ 31,561	$ 41,712
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(200)	(69)	622	(116)
Net realized gain (loss) on investments and capital gains distributions	(5,802)	(810)	543	-
Net unrealized appreciation (depreciation) of investments	1,586	(804)	685	-
Net increase (decrease) in net assets resulting from operations	(4,416)	(1,683)	1,850	(116)
Changes from principal transactions:				
Purchase payments	896	377	816	4,406
Contract distributions and terminations	(935)	(227)	(2,177)	(62,990)
Transfer payments from (to) other divisions, net	(3,773)	(571)	5,677	56,333
Increase (decrease) in net assets derived from principal transactions	(3,812)	(421)	4,316	(2,251)
Total increase (decrease)	(8,228)	(2,104)	6,166	(2,367)
Net assets at December 31, 2002	18,980	3,558	37,727	39,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(207)	(40)	(407)	(235)
Net realized gain (loss) on investments and capital gains distributions	(3,835)	(626)	839	-
Net unrealized appreciation (depreciation) of investments	6,193	1,067	79	-
Net increase (decrease) in net assets resulting from operations	2,151	401	511	(235)
Changes from principal transactions:				
Purchase payments	515	262	694	791
Contract distributions and terminations	(542)	(109)	(2,278)	(47,908)
Transfer payments from (to) other divisions, net	(2,121)	(665)	(4,920)	35,605
Increase (decrease) in net assets derived from principal transactions	(2,148)	(512)	(6,504)	(11,512)
Total increase (decrease)	3	(111)	(5,993)	(11,747)
Net assets at September 30, 2003	$ 18,983	$ 3,447	$ 31,734	$ 27,598

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return
Net assets at January 1, 2002	$ 90,264	$ 195,205	$ 227,224	$ 202,440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,082)	(1,911)	(2,117)	982
Net realized gain (loss) on investments and capital gains distributions	(33,541)	(24,692)	(13,577)	1,579
Net unrealized appreciation (depreciation) of investments	8,389	(64,615)	(40,071)	(15,660)
Net increase (decrease) in net assets resulting from operations	(26,234)	(91,218)	(55,765)	(13,099)
Changes from principal transactions:				
Purchase payments	3,882	4,034	4,048	4,170
Contract distributions and terminations	(2,955)	(5,173)	(7,906)	(9,781)
Transfer payments from (to) other divisions, net	(13,984)	(22,703)	(29,335)	(17,680)
Increase (decrease) in net assets derived from principal transactions	(13,057)	(23,842)	(33,193)	(23,291)
Total increase (decrease)	(39,291)	(115,060)	(88,958)	(36,390)
Net assets at December 31, 2002	50,973	80,145	138,266	166,050
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(617)	(998)	(1,555)	(1,841)
Net realized gain (loss) on investments and capital gains distributions	(12,190)	(21,765)	(8,188)	111
Net unrealized appreciation (depreciation) of investments	22,591	41,230	23,900	13,948
Net increase (decrease) in net assets resulting from operations	9,784	18,467	14,157	12,218
Changes from principal transactions:				
Purchase payments	1,904	2,074	1,997	2,313
Contract distributions and terminations	(1,785)	(2,766)	(4,153)	(6,393)
Transfer payments from (to) other divisions, net	(4,542)	(5,240)	(13,638)	(10,174)
Increase (decrease) in net assets derived from principal transactions	(4,423)	(5,932)	(15,794)	(14,254)
Total increase (decrease)	5,361	12,535	(1,637)	(2,036)
Net assets at September 30, 2003	$ 56,334	$ 92,680	$ 136,629	$ 164,014

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING PIMCO Core Bond	ING Salomon Brothers All Cap	ING Salomon Brothers Investors	ING T. Rowe Price Capital Appreciation
Net assets at January 1, 2002	$ 7,046	$ 6,728	$ 3,784	$ 30,020
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	108	(83)	(26)	(17)
Net realized gain (loss) on investments and capital gains distributions	(253)	(760)	(245)	810
Net unrealized appreciation (depreciation) of investments	730	(1,127)	(629)	(1,822)
Net increase (decrease) in net assets resulting from operations	585	(1,970)	(900)	(1,029)
Changes from principal transactions:				
Purchase payments	178	377	102	1,383
Contract distributions and terminations	(570)	(363)	(344)	(1,858)
Transfer payments from (to) other divisions, net	3,851	(373)	(20)	5,786
Increase (decrease) in net assets derived from principal transactions	3,459	(359)	(262)	5,311
Total increase (decrease)	4,044	(2,329)	(1,162)	4,282
Net assets at December 31, 2002	11,090	4,399	2,622	34,302
Increase (decrease) in net assets				
Operations:				
Net in vestment income (loss)	(137)	(55)	(29)	(390)
Net realized gain (loss) on investments and capital gains distributions	(13)	(403)	(171)	355
Net unrealized appreciation (depreciation) of investments	521	1,329	539	3,344
Net increase (decrease) in net assets resulting from operations	371	871	339	3,309
Changes from principal transactions:				
Purchase payments	222	187	56	844
Contract distributions and terminations	(948)	(235)	(136)	(1,757)
Transfer payments from (to) other divisions, net	415	201	179	(1,750)
Increase (decrease) in net assets derived from principal transactions	(311)	153	99	(2,663)
Total increase (decrease)	60	1,024	438	646
Net assets at September 30, 2003	$ 11,150	$ 5,423	$ 3,060	$ 34,948

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	ING T. Rowe Price Equity Income	ING Van Kampen Growth and Income	ING Van Kampen Real Estate	ING VP Worldwide Growth
Net assets at January 1, 2002	$ 5,718	$ 54,488	$ 3,714	$ 298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(361)	115	(6)
Net realized gain (loss) on investments and capital gains distributions	(528)	(2,005)	11	(18)
Net unrealized appreciation (depreciation) of investments	(492)	(6,075)	(438)	(76)
Net increase (decrease) in net assets resulting from operations	(1,035)	(8,441)	(312)	(100)
Changes from principal transactions:				
Purchase payments	431	2,145	233	66
Contract distributions and terminations	(231)	(2,138)	(252)	(4)
Transfer payments from (to) other divisions, net	299	(6,277)	2,436	82
Increase (decrease) in net assets derived from principal transactions	499	(6,270)	2,417	144
Total increase (decrease)	(536)	(14,711)	2,105	44
Net assets at December 31, 2002	5,182	39,777	5,819	342
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(65)	(458)	(70)	(5)
Net realized gain (loss) on investments and capital gains distributions	(236)	(686)	(28)	(52)
Net unrealized appreciation (depreciation) of investments	854	5,526	1,504	115
Net increase (decrease) in net asset s resulting from operations	553	4,382	1,406	58
Changes from principal transactions:				
Purchase payments	250	1,043	210	34
Contract distributions and terminations	(291)	(1,622)	(254)	(11)
Transfer payments from (to) other divisions, net	729	(2,304)	340	59
Increase (decrease) in net assets derived from principal transactions	688	(2,883)	296	82
Total increase (decrease)	1,241	1,499	1,702	140
Net assets at September 30, 2003	$ 6,423	$ 41,276	$ 7,521	$ 482

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	Greenwich Appreciation	PIMCO High Yield	PIMCO StocksPLUS Growth and Income	Prudential Jennison
Net assets at January 1, 2002	$ 70,851	$ 4,432	$ 7,638	$ 486
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	276	81	(7)
Net realized gain (loss) on investments and capital gains distributions	(38)	(453)	(3,361)	(106)
Net unrealized appreciation (depreciation) of investments	(12,399)	47	1,598	(41)
Net increase (decrease) in net assets resulting from operations	(12,528)	(130)	(1,682)	(154)
Changes from principal transactions:				
Purchase payments	320	119	289	56
Contract distributions and terminations	(2,933)	(241)	(248)	(21)
Transfer payments from (to) other divisions, net	(7,306)	(577)	467	10
Increase (decrease) in net assets derived from principal transactions	(9,919)	(699)	508	45
Total increase (decrease)	(22,447)	(829)	(1,174)	(109)
Net assets at December 31, 2002	48,404	3,603	6,464	377
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(526)	256	-	(5)
Net realized gain (loss) on investments and capital gains distributions	(794)	137	(423)	(11)
Net unrealized appreciation (depreciation) of investments	6,380	385	1,255	72
Net increase (decrease) in net assets resulting from operations	5,060	778	832	56
Changes from principal transactions:				
Purchase payments	175	146	136	40
Contract distributions and terminations	(1,413)	(305)	(260)	(16)
Transfer payments from (to) other divisions, net	(4,284)	2,608	(1,873)	11
Increase (decrease) in net assets derived from principal transactions	(5,522)	2,449	(1,997)	35
Total increase (decrease)	(462)	3,227	(1,165)	91
Net assets at September 30, 2003	$ 47,942	$ 6,830	$ 5,299	$ 468

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	Smith Barney Select Balanced	Smith Barney Select Growth	Smith Barney Select High Growth	Smith Barney High Income
Net assets at January 1, 2002	$ 55,899	$ 49,444	$ 31,610	$ 14,330
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,423	3,639	(131)	2,739
Net realized gain (loss) on investments and capital gains distributions	(1,225)	1,256	(702)	(2,026)
Net unrealized appreciation (depreciation) of investments	(5,545)	(13,800)	(6,396)	(1,378)
Net increase (decrease) in net assets resulting from operations	(4,347)	(8,905)	(7,229)	(665)
Changes from principal transactions:				
Purchase payments	100	294	250	87
Contract distributions and terminations	(2,663)	(1,847)	(855)	(909)
Transfer payments from (to) other divisions, net	(6,076)	(5,775)	(4,088)	(1,363)
Increase (decrease) in net assets derived from principal transactions	(8,639)	(7,328)	(4,693)	(2,185)
Total increase (decrease)	(12,986)	(16,233)	(11,922)	(2,850)
Net assets at December 31, 2002	42,913	33,211	19,688	11,480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(471)	(351)	(210)	(143)
Net realized gain (loss) on investments and capital gains distributions	(1,083)	(2,423)	(1,025)	(2,013)
Net unrealized appreciation (depreciation) of investments	5,797	7,743	4,955	4,396
Net increase (decrease) in net assets resulting from operations	4,243	4,969	3,720	2,240
Changes from principal transactions:				
Purchase payments	38	188	124	60
Contract distributions and terminations	(1,601)	(920)	(618)	(489)
Transfer payments from (to) other divisions, net	(3,844)	(4,245)	(1,936)	(188)
Increase (decrease) in net assets derived from principal transactions	(5,407)	(4,977)	(2,430)	(617)
Total increase (decrease)	(1,164)	(8)	1,290	1,623
Net assets at September 30, 2003	$ 41,749	$ 33,203	$ 20,978	$ 13,103

The accompanying notes are an integral part of these financial statements.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Statements of Changes in Net Assets-Unaudited
For the nine months ended September 30, 2003 and the year ended December 31,2002
(Dollars in thousands)

	Smith Barney International All Cap Growth	Smith Barney Large Cap Value	Smith Barney Money Market
Net assets at January 1, 2002	$ 22,004	$ 76,678	$ 17,642
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(109)	1,289	(71)
Net realized gain (loss) on investments and capital gains distributions	(876)	(1,973)	-
Net unrealized appreciation (depreciation) of investments	(4,578)	(18,368)	-
Net increase (decrease) in net assets resulting from operations	(5,563)	(19,052)	(71)
Changes from principal transactions:			
Purchase payments	131	344	34
Contract distributions and terminations	(637)	(2,730)	(51,044)
Transfer payments from (to) other divisions, net	(2,376)	(7,683)	49,156
Increase (decrease) in net assets derived from principal transactions	(2,882)	(10,069)	(1,854)
Total increase (decrease)	(8,445)	(29,121)	(1,925)
Net assets at December 31, 2002	13,559	47,557	15,717
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(147)	(520)	(107)
Net realized gain (loss) on investments and capital gains distributions	(998)	(2,553)	(6)
Net unrealized appreciation (depreciation) of investments	2,675	7,716	6
Net increase (decrease) in net assets resulting from operations	1,530	4,643	(107)
Changes from principal transactions:			
Purchase payments	74	303	21
Contract distributions and terminations	(312)	(1,955)	(32,166)
Transfer payments from (to) other divisions, net	(1,317)	(3,768)	28,158
Increase (decrease) in net assets derived from principal transactions	(1,555)	(5,420)	(3,987)
Total increase (decrease)	(25)	(777)	(4,094)
Net assets at September 30, 2003	$ 13,534	$ 46,780	$ 11,623

The accompanying notes are an integral part of these financial statements.

This page intentionally left blank.

1.   **Organization**

Equitable Life Insurance Company of Iowa Separate Account A (the "Account") was established by Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Equitable Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business Equitable Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Equitable Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Equitable Life.

At September 30, 2003, the Account had, under the Equi-Select Variable Annuity product and the PrimElite product, thirty–five investment divisions (the "Divisions"), eleven of which invest in an independently managed mutual fund portfolio and twenty-four of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Investments, LLC. The assets in each Division are invested in shares of a designated Series ("Series," which may also be referred to as "Portfolio") of various investment trusts (the "Trusts"). Investment Divisions at September 30, 2003 and related Trusts are as follows:

ING Investors Trust:
- AIM Mid-Cap Growth Portfolio
- Alliance Mid-Cap Growth Portfolio
- Capital Guardian Large Cap Value Portfolio
- Capital Guardian Managed Global Portfolio
- Capital Guardian Small Cap Value Portfolio
- Developing World Portfolio
- Eagle Asset Value Equity Portfolio
- Hard Assets Portfolio
- International Portfolio
- Jennison Equity Opportunities Portfolio
- Limited Maturity Bond Portfolio
- Liquid Assets Portfolio
- Marisco Growth Portfolio
- MFS Mid-Cap Growth Portfolio
- MFS Research Portfolio
- MFS Total Return Portfolio
- PIMCO Core Bond Portfolio
- Salomon Brothers All Cap Portfolio
- Salomon Brothers Investors Portfolio
- T. Rowe Price Capital Appreciation Portfolio
- T. Rowe Price Equity Income Portfolio
- Van Kampen Growth and Income Portfolio
- Van Kampen Real Estate Portfolio

ING Variable Insurance Trust:
- ING VP Worldwide Growth Series

Greenwich Street Series Fund:
- Appreciation Portfolio

PIMCO Variable Insurance Trust
- PIMCO High Yield Portfolio
- PIMCO StocksPLUS Growth and Income Portfolio

Prudential Series Fund, Inc:
- Jennison Portfolio

Smith Barney Allocation Series, Inc:
- Smith Barney Select Balanced Portfolio
- Smith Barney Select Growth Portfolio
- Smith Barney Select High Growth Portfolio

Travelers Series Fund, Inc:
- Smith Barney High Income Portfolio
- Smith Barney International All Cap Growth Portfolio
- Smith Barney Large Cap Value Portfolio
- Smith Barney Money Market Portfolio

The names of certain Divisions and Trusts were changed during 2003. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	The GCG Trust:
ING AIM Mid-Cap Growth Portfolio	Mid Cap Growth Series
ING Alliance Mid-Cap Growth Portfolio	Capital Growth Series
ING Capital Guardian Large Cap Value Portfolio	Large Cap Value Series
ING Capital Guardian Managed Global Portfolio	Managed Global Series
ING Capital Guardian Small Cap Value Portfolio	Capital Guardian Small Cap Series
ING Developing World Portfolio	Developing World Series
ING Eagle Asset Value Equity Portfolio	Value Equity Series
ING Hard Assets Portfolio	Hard Assets Series
ING International Portfolio	International Equity Series
ING Jennison Equity Opportunities Portfolio	Capital Appreciation Series
ING Limited Maturity Bond Portfolio	Limited Maturity Bond Series
ING Liquid Assets Portfolio	Liquid Asset Series
ING Marisco Growth Portfolio	Growth Series
ING MFS Mid-Cap Growth Portfolio	Strategic Equity Series
ING MFS Research Portfolio	Research Series
ING MFS Total Return Portfolio	Total Return Series
ING PIMCO Core Bond Portfolio	Core Bond Series
ING Salomon Brothers All Cap Portfolio	All Cap Series
ING Salomon Brothers Investors Portfolio	Investors Series
ING T. Rowe Price Capital Appreciation Portfolio	Fully Managed Series
ING T. Rowe Price Equity Income Portfolio	Equity Income Series
ING Van Kampen Growth and Income Portfolio	Van Kampen Growth and Income Series
ING Van Kampen Real Estate Portfolio	Real Estate Series

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Series or Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Series or Portfolio. Investment transactions in each Series or Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio are recognized on the ex–distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of Equitable Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Equitable Life.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover the Company's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

Equitable Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% of the average daily net asset value of each Division of the Account to cover these risks.

Administrative Charges

A daily charge at an annual rate of .15% of the assets attributable to the Contracts is deducted for administrative fees.

Annual Contract Charges

An annual contract charge of $30 is deducted on each Contract anniversary prior to the maturity date, upon full withdrawal of a Contract's value or upon commencement of annuity payments if such withdrawal is made or annuity payments commence on a date other than the Contract anniversary.

Other Charges

A transfer charge computed as the lesser of 2% of the Contract value transferred or $25 will be imposed on each transfer between Divisions in excess of twelve in any one calendar year. A withdrawal charge may be imposed in the event of withdrawal of any portion of the Contract value or upon annuitization. The withdrawal charge is 8% of the amount withdrawn prior to the first anniversary of any purchase payment and reduces by 1% at each subsequent purchase payment anniversary.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity contracts issued by insurance companies. If the owner of a Contract lives in a state which levies such a tax, Equitable Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

4.   Related Party Transactions

During the nine months ended September 30, 2003, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.53% to 1.75% of the average net assets of each respective Portfolio. In addition, management fees were paid indirectly to ING Investments, LLC, also an affiliate of the Company, in its capacity as investment adviser to ING Variable Insurance Trust. The Fund's advisory agreement provided for a fee at an annual rate of 1.00% of the average net assets of the ING VP Worldwide Growth Portfolio.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Nine months ended September 30, 2003 | | Year ended December 31, 2002 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust:				
ING AIM Mid-Cap Growth	$ 1,052	$ 1,501	$ 1,289	$ 2,901
ING Alliance Mid-Cap Growth	1,872	6,775	3,953	13,973
ING Capital Guardian Large Cap Value	2,634	1,018	2,061	1,386
ING Capital Guardian Managed Global	795	201	964	471
ING Capital Guardian Small Cap Value	2,416	2,734	3,360	5,815
ING Developing World	688	719	1,403	1,536
ING Eagle Asset Value Equity	314	518	1,333	1,461
ING Hard Assets	476	704	2,275	1,310
ING International	520	2,873	1,442	5,442
ING Jennison Equity Opportunities	546	1,099	1,013	1,497
ING Limited Maturity Bond	3,576	10,490	14,426	9,400
ING Liquid Assets	12,018	23,768	41,782	44,134
ING Marisco Growth	2,523	7,576	8,055	22,144
ING MFS Mid-Cap Growth	3,872	10,820	2,594	28,268
ING MFS Research	193	17,589	1,130	36,331
ING MFS Total Return	1,427	17,559	7,626	29,772
ING PIMCO Core Bond	3,770	4,223	6,924	3,338
ING Salomon Brothers All Cap	1,688	1,590	2,753	3,191
ING Salomon Brothers Investors	552	483	639	924
ING T. Rowe Price Capital Appreciation	3,542	6,600	14,097	8,407
ING T. Rowe Price Equity Income	2,227	1,605	5,072	4,560
ING Van Kampen Growth and Income	1,349	4,696	2,413	9,013
ING Van Kampen Real Estate	2,277	2,051	5,314	2,711

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

	Nine months ended September 30, 2003		Year ended December 31, 2002	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust:				
ING VP Worldwide Growth	163	85	164	26
Greenwich Sreet Series Fund:				
Appreciation	1,397	7,446	2,645	12,629
The PIMCO Variable Insurance Trust:				
PIMCO High Yield	6,576	3,871	3,695	4,118
PIMCO StocksPLUS Growth and Income	1,994	3,991	6,130	5,534
Prudential Series Fund, Inc:				
Jennision	189	159	552	512
Smith Barney Allocation Series, Inc:				
Smith Barney Select Balanced	557	6,447	3,714	9,912
Smith Barney Select Growth	439	5,788	7,166	8,557
Smith Barney Select High Growth	518	3,166	433	5,228
Travelers Series Fund, Inc:				
Smith Barney High Income	1,319	2,079	3,511	2,951
Smith Barney International All Cap Growth	105	1,809	293	3,275
Smith Barney Large Cap Value	896	6,831	3,338	12,092
Smith Barney Money Market	5,204	9,307	11,867	13,787

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

6. Changes in Units

The net changes in units outstanding follow:

	Nine months ended September 30, 2003			Year ended December 31, 2002		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust:						
ING AIM Mid-Cap Growth	122,583	165,013	(42,430)	107,789	245,707	(137,918)
ING Alliance Mid-Cap Growth	397,222	783,972	(386,750)	349,176	1,171,605	(822,429)
ING Capital Guardian Large Cap Value	367,110	178,908	188,202	247,586	166,277	81,309
ING Capital Guardian Managed Global	61,222	21,445	39,777	63,638	32,678	30,960
ING Capital Guardian Small Cap	287,639	305,666	(18,027)	225,087	373,098	(148,011)
ING Developing World	114,269	129,268	(14,999)	200,945	225,545	(24,600)
ING Eagle Asset Value Equity	26,935	39,619	(12,684)	79,111	89,810	(10,699)
ING Hard Assets	39,334	57,547	(18,213)	147,672	85,752	61,920
ING International	225,214	532,952	(307,738)	170,710	658,668	(487,958)
ING Jennison Equity Opportunities	48,128	81,631	(33,503)	61,803	87,473	(25,670)
ING Limited Maturity Bond	361887	681590	(319,703)	684,183	467,777	216,406
ING Liquid Asset	3,890,539	4,624,621	(734,082)	2,615,374	2,763,369	(147,995)
ING Marisco Growth	572,595	983,307	(410,712)	650,513	1,761,290	(1,110,777)
ING MFS Mid-Cap Growth	530,141	886,103	(355,962)	137,112	1,277,646	(1,140,534)
ING MFS Research	264,727	1,290,509	(1,025,782)	27,412	2,005,941	(1,978,529)
ING MFS Total Return	552,238	1,287,747	(735,509)	202,289	1,410,676	(1,208,387)
ING PIMCO Core Bond	397,867	420,510	(22,643)	545,943	267,251	278,692
ING Salomon Brothers All Cap	225,941	215,689	10,252	265,309	327,805	(62,496)
ING Salomon Brothers Investors	72,028	66,637	5,391	71,254	102,126	(30,872)
ING T. Rowe Price Capital Appreciation	240,368	332,974	(92,606)	461,110	297,566	163,544
ING T. Rowe Price Equity Income	138,777	106,021	32,756	221,863	207,628	14,235
ING Van Kampen Growth and Income	178,598	334,343	(155,745)	108,977	437,940	(328,963)
ING Van Kampen Real Estate	99,585	95,684	3,901	172,564	95,809	76,755

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

	Nine months ended September 30, 2003			Year ended December 31, 2002		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING VP Worldwide Growth	32,155	17,169	14,986	27,714	4,637	23,077
Greenwich Sreet Series Fund:						
Appreciation Division	177,772	564,607	(386,835)	132,530	793,905	(661,375)
The PIMCO Variable Insurance Trust:						
PIMCO High Yield	676,793	441,593	235,200	343,918	416,419	(72,501)
PIMCO StocksPLUS Growth and Income	263,153	494,653	(231,500)	701,340	644,465	56,875
Prudential Series Fund, Inc:						
Jennison	44,312	37,913	6,399	114,503	103,044	11,459
Smith Barney Allocation Series, Inc:						
Smith Barney Select Balanced	69,103	509,046	(439,943)	48,699	783,729	(735,030)
Smith Barney Select Growth	68,024	563,798	(495,774)	67,531	767,284	(699,753)
Smith Barney Select High Growth	74,251	325,926	(251,675)	21,739	462,895	(441,156)
Travelers Series Fund, Inc:						
Smith Barney High Income	140,876	185,287	(44,411)	53,947	247,758	(193,811)
Smith Barney International All Cap Growth	17,733	196,353	(178,620)	13,100	302,490	(289,390)
Smith Barney Large Cap Value	104,532	487,316	(382,784)	76,669	701,217	(624,548)
Smith Barney Money Market	2,816,963	3,138,574	(321,611)	934,525	1,086,339	(151,814)

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

7. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Series or Portfolios, investment income ratios, and total return for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING Investors Trust:						
ING AIM Mid-Cap Growth						
2003	415	$ 12.41	$ 5,144	- %	1.40 %	25.23 %
2002	457	9.91	4,527	-	1.40	(32.63)
2001	595	14.71	8,753	-	1.40	(22.25)
2000	645	18.92	12,200	*	*	*
ING Alliance Mid-Cap Growth Portfolio						
2003	3,573	14.29	51,031	-	1.40	41.49
2002	3,960	10.10	39,965	-	1.40	31.01
2001	4,782	14.64	70,000	-	1.40	14.93
2000	5,512	17.21	94,977	*	*	*
ING Capital Guardian Large Cap Value						
2003	846	9.02	7,624	-	1.40	19.79
2002	657	7.53	4,947	0.22	1.40	(24.85)
2001	576	10.02	5,773	0.20	1.40	(5.02)
2000	364	10.55	3,835	*	*	*
ING Capital Guardian Managed Global						
2003	182	16.26	2,964	-	1.40	17.83
2002	143	13.80	1,966	0.13	1.40	(21.28)
2001	112	17.53	1,958	0.14	1.40	(13.17)
2000	63	20.19	1,263	*	*	*
ING Capital Guardian Small Cap						
2003	1,544	16.10	24,842	-	1.40	22.53
2002	1,562	13.14	20,507	0.12	1.40	(26.47)
2001	1,710	17.87	30,560	0.11	1.40	(2.88)
2000	1,810	18.40	33,305	*	*	*
ING Developing World						
2003	292	7.82	2,279	-	1.40	25.52
2002	307	6.23	1,908	-	1.40	(12.01)
2001	331	7.08	2,345	0.98	1.40	(6.60)
2000	376	7.58	2,848	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING Eagle Asset Value Equity						
2003	136	$ 16.38	$ 2,227	- %	1.40 %	9.20 %
2002	149	15.00	2,229	0.63	1.40	(18.21)
2001	159	18.34	2,923	0.87	1.40	(5.76)
2000	142	19.46	2,762	*	*	*
ING Hard Assets						
2003	64	17.28	1,108	-	1.40	22.99
2002	82	14.05	1,157	0.79	1.40	(0.71)
2001	20	14.15	290	-	1.40	(13.30)
2000	15	16.32	248	*	*	*
ING International						
2003	2,345	8.10	18,983	-	1.40	13.13
2002	2,653	7.16	18,980	0.72	1.40	(17.32)
2001	3,141	8.66	27,208	-	1.40	(23.83)
2000	3,579	11.37	40,696	*	*	*
ING Jennison Equity						
Opportunities						
2003	203	17.00	3,447	-	1.40	12.88
2002	236	15.06	3,558	0.12	1.40	(30.28)
2001	262	21.60	5,662	0.07	1.40	(14.18)
2000	297	25.17	7,486	*	*	*
ING Limited Maturity Bond						
2003	1,552	20.45	31,734	-	1.40	1.44
2002	1,872	20.16	37,727	3.35	1.40	5.77
2001	1,656	19.06	31,561	3.96	1.40	7.32
2000	1,583	17.76	28,117	*	*	*
ING Liquid Assets						
2003	1,751	15.77	27,598	0.59	1.40	(0.44)
2002	2,485	15.84	39,345	1.43	1.40	-
2001	2,633	15.84	41,712	3.68	1.40	2.39
2000	2,197	15.47	33,989	*	*	*
ING Marisco Growth						
2003	4,439	12.70	56,334	-	1.40	20.72
2002	4,850	10.52	50,973	-	1.40	(30.52)
2001	5,961	15.14	90,264	-	1.40	(31.24)
2000	6,778	22.02	149,234	*	*	*
ING MFS Mid Cap Growth						
2003	4,642	19.98	92,680	-	1.40	24.49
2002	4,998	16.05	80,145	-	1.40	(49.53)
2001	6,138	31.80	195,205	0.34	1.40	(24.70)
2000	6,870	42.23	290,161	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING MFS Research						
2003	8,113	$ 16.85	$ 136,629	- %	1.40 %	11.29 %
2002	9,139	15.14	138,266	0.40	1.40	(25.93)
2001	11,118	20.44	227,224	0.11	1.40	(22.55)
2000	12,795	26.39	337,706	*	*	*
ING MFS Total Return						
2003	7,904	20.76	164,014	-	1.40	7.96
2002	8,640	19.23	166,050	2.08	1.40	(6.47)
2001	9,848	20.56	202,440	4.16	1.40	(0.92)
2000	10,447	20.75	216,748	*	*	*
ING PIMCO Core Bond						
2003	850	13.12	11,150	-	1.40	3.23
2002	873	12.71	11,090	2.81	1.40	7.17
2001	594	11.86	7,046	0.24	1.40	1.02
2000	594	11.74	6,976	*	*	*
ING Salomon Brothers All Cap						
2003	525	10.33	5,423	-	1.40	20.82
2002	515	8.55	4,399	0.19	1.40	(26.61)
2001	577	11.65	6,728	1.17	1.40	0.52
2000	302	11.59	3,498	*	*	*
ING Salomon Brothers Investors						
2003	331	9.26	3,060	-	1.40	14.75
2002	325	8.07	2,622	0.71	1.40	(24.08)
2001	356	10.63	3,784	0.81	1.40	(5.60)
2000	262	11.26	2,948	*	*	*
ING T. Rowe Price Capital Appreciation						
2003	1,135	30.81	34,948	-	1.40	10.19
2002	1,228	27.96	34,302	1.51	1.40	(0.92)
2001	1,064	28.22	30,020	2.92	1.40	8.37
2000	860	26.04	22,390	*	*	*
ING T. Rowe Price Equity Income						
2003	286	22.45	6,423	-	1.40	9.78
2002	254	20.45	5,182	1.32	1.40	(14.44)
2001	239	23.90	5,718	1.98	1.40	(0.04)
2000	120	23.91	2,868	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
ING Van Kampen Growth and Income						
2003	2,033	$ 20.32	$ 41,276	- %	1.40 %	11.71 %
2002	2,188	18.19	39,777	0.82	1.40	(15.98)
2001	2,517	21.65	54,488	0.28	1.40	(13.19)
2000	2,838	24.94	70,757	*	*	*
ING Van Kampen Real Estate						
2003	213	35.26	7,521	-	1.40	25.66
2002	208	28.06	5,819	3.78	1.40	(1.20)
2001	131	28.40	3,714	4.13	1.40	6.61
2000	93	26.64	2,484	*	*	*
ING Variable Insurance Trust:						
Worldwide Growth						
2003	81	5.99	482	-	1.40	14.97
2002	66	5.21	342	0.02	1.40	(25.68)
2001	43	7.01	298	-	1.40	(19.89)
2000	26	8.75	231	*	*	*
Greenwich Street Series Fund:						
Appreciation						
2003	3,102	15.46	47,942	0.03	1.40	11.38
2002	3,489	13.88	48,404	1.39	1.40	(18.69)
2001	4,151	17.07	70,851	1.10	1.40	(5.32)
2000	4,501	18.03	81,169	*	*	*
The PIMCO Variable Insurance Trust:						
High Yield						
2003	602	11.36	6,830	5.56	1.40	15.45
2002	366	9.84	3,603	8.19	1.40	(2.57)
2001	439	10.10	4,432	7.88	1.40	0.90
2000	436	10.01	4,359	*	*	*
StocksPLUS Growth and Income						
2003	572	9.27	5,299	1.14	1.40	15.16
2002	803	8.05	6,464	2.78	1.40	(21.31)
2001	747	10.23	7,638	4.18	1.40	(12.71)
2000	746	11.72	8,740	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
Prudential Series Fund, Inc:						
Jennison						
2003	95	$ 4.94	$ 468	- %	1.40 %	15.69 %
2002	89	4.27	377	-	1.40	(32.33)
2001	77	6.31	486	-	1.40	(19.62)
2000	23	7.85	183	*	*	*
Smith Barney Allocation						
Series, Inc:						
Select Balanced						
2003	3,220	12.97	41,749	-	1.40	10.57
2002	3,660	11.73	42,913	6.43	1.40	(7.78)
2001	4,395	12.72	55,899	3.72	1.40	(2.75)
2000	4,040	13.08	52,848	*	*	*
Select Growth						
2003	2,977	11.16	33,203	0.07	1.40	16.61
2002	3,472	9.57	33,211	10.53	1.40	(19.24)
2001	4,172	11.85	49,444	-	1.40	(11.10)
2000	4,630	13.33	61,706	*	*	*
Select High Growth						
2003	1,888	11.12	20,978	0.11	1.40	20.74
2002	2,139	9.21	19,688	1.07	1.40	(24.82)
2001	2,581	12.25	31,610	5.05	1.40	(31.31)
2000	3,063	14.13	43,287	*	*	*
Travelers Series Fund Inc:						
Smith Barney High						
Income						
2003	974	13.46	13,103	-	1.40	19.33
2002	1,018	11.28	11,480	22.93	1.40	(4.57)
2001	1,212	11.82	14,330	11.77	1.40	(5.14)
2000	1,312	12.46	16,345	*	*	*
Smith Barney						
International All Cap						
Growth						
2003	1,360	9.96	13,534	-	1.40	12.93
2002	1,538	8.82	13,559	0.92	1.40	(26.74)
2001	1,828	12.04	22,004	-	1.40	(32.13)
2000	2,027	17.74	35,967	*	*	*

EQUITABLE LIFE INSURANCE COMPANY OF IOWA
Separate Account A
Notes to Financial Statements-Unaudited

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio	Expense Ratio	Total Return
Smith Barney Large Cap Value						
2003	2,994	$ 15.63	$ 46,780	- %	1.40 %	10.93 %
2002	3,377	14.09	47,557	3.64	1.40	(26.46)
2001	4,002	19.16	76,678	1.36	1.40	(9.45)
2000	4,340	21.16	91,846	*	*	*
Money Market						
2003	933	12.46	11,623	0.53	1.40	(0.56)
2002	1,255	12.53	15,717	1.26	1.40	(0.08)
2001	1,407	12.54	17,642	3.32	1.40	2.20
2000	754	12.27	9,261	*	*	*

* Not provided for 2000

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Index to Consolidated Financial Statements

	Page
Report of Independent Auditors	GALIC -- F-2
Consolidated Financial Statements:	
Consolidated Income Statements for the years ended December 31, 2002, 2001, and 2000	GALIC -- F-3
Consolidated Balance Sheets as of December 31, 2002 and 2001	GALIC -- F-4
Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2002, 2001, and 2000	GALIC -- F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000	GALIC -- F-6
Notes to Consolidated Financial Statements	GALIC -- F-7

Report of Independent Auditors

The Board of Directors
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company and Subsidiary as of December 31, 2002 and 2001, and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 21, 2003

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Income Statements
(Millions)

	For the Years Ended December 31,		
	2002	**2001**	**2000**
Revenues:			
Fee income	$ 204.0	$ 188.9	$167.9
Net investment income	197.7	94.4	64.1
Net realized capital gains (losses)	4.2	(6.5)	(6.6)
Other income	3.5	-	-
Total revenue	409.4	276.8	225.4
Benefits, losses and expenses:			
Benefits:			
Interest credited and other benefits to policyholders	276.5	209.0	199.9
Underwriting, acquisition, and insurance expenses:			
General expenses	139.7	119.9	89.5
Commissions	288.7	232.4	213.7
Policy acquisition costs deferred	(292.2)	(128.2)	(168.4)
Amortization:			
Deferred policy acquisition costs and value of business acquired	127.8	49.6	60.0
Goodwill	-	4.2	4.2
Other:			
Expense and charges reimbursed under modified coinsurance agreements	(104.9)	(225.6)	(225.8)
Interest expense	16.0	19.4	19.9
Total benefits, losses and expenses	451.6	280.7	193.0
Income (loss) before income taxes	(42.2)	(3.9)	32.4
Income tax expense (benefit)	(12.5)	0.1	13.2
Income (loss) before cumulative effect of change in accounting principle	(29.7)	(4.0)	19.2
Cumulative effect of change in accounting principle	(135.3)	-	-
Net income (loss)	$(165.0)	$ (4.0)	$ 19.2

See Notes to Consolidated Financial Statements

GALIC -- F-3

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Balance Sheets
(Millions, except share data)

	As of December 31,	
Assets	**2002**	**2001**
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of $4,720.1 at 2002 and $1,982.5 at 2001)	$ 4,936.4	$ 1,994.9
Equity securities, at fair value:		
Investment in mutual funds (cost of $22.9 at 2002)	19.0	-
Mortgage loans on real estate	482.4	213.9
Policy loans	16.0	14.8
Short-term investments	2.2	10.1
Total investments	5,456.0	2,233.7
Cash and cash equivalents	148.5	195.7
Accrued investment income	61.9	22.8
Reinsurance recoverable	196.9	56.0
Deferred policy acquisition costs	678.0	709.0
Value of business acquired	8.5	20.2
Goodwill (net of accumulated amortization of $17.6 at 2001)	-	151.3
Other assets	5.3	23.7
Assets held in separate accounts	11,029.3	10,958.2
Total assets	$17,584.4	$14,370.6
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 5,159.1	$ 2,185.3
Total policy liabilities and accruals	5,159.1	2,185.3
Surplus notes	170.0	245.0
Due to affiliates	-	25.1
Payables for securities purchased	-	36.4
Current income taxes	42.4	-
Deferred income taxes	79.8	12.6
Dollar roll obligations	40.0	3.9
Other borrowed money	-	1.4
Other liabilities	64.7	84.9
Liabilities related to separate accounts	11,029.3	10,958.2
Total liabilities	16,585.3	13,552.8
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding; $10.00 per share par value)	2.5	2.5
Additional paid-in capital	1,128.4	780.4
Accumulated other comprehensive income	2.1	3.8
Retained earnings (deficit)	(133.9)	31.1
Total shareholder's equity	999.1	817.8
Total liabilities and shareholder's equity	$17,584.4	$14,370.6

See Notes to Consolidated Financial Statements

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Consolidated Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Deficit)	Total Share-holder's Equity
Balance at December 31, 1999	$2.5	$ 468.6	$ (9.2)	$ 15.9	$ 477.8
Contribution of capital		115.0			115.0
Comprehensive income:					
Net income	-	-	-	19.2	19.2
Other comprehensive income net of tax:					
Unrealized gain on securities ($9.8 pretax)	-	-	5.1	-	5.1
Comprehensive income					24.3
Balance at December 31, 2000	2.5	583.6	(4.1)	35.1	617.1
Contribution of capital		196.8			196.8
Comprehensive income:					
Net (loss)	-	-	-	(4.0)	(4.0)
Other comprehensive income net of tax:					
Unrealized gain on securities ($12.2 pretax)	-	-	7.9	-	7.9
Comprehensive income					3.9
Balance at December 31, 2001	2.5	780.4	3.8	31.1	817.8
Contribution of capital		356.3			356.3
Other		(8.3)			(8.3)
Comprehensive income:					
Net (loss)	-	-	-	(165.0)	(165.0)
Other comprehensive income net of tax:					
Unrealized (loss) on securities ($(2.6) pretax)	-	-	(1.7)	-	(1.7)
Comprehensive (loss)					(166.7)
Balance at December 31, 2002	$2.5	$1,128.4	$ 2.1	$(133.9)	$ 999.1

See Notes to Consolidated Financial Statements

GALIC -- F-5

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Consolidated Statements of Cash Flows
(Millions)

| | For the years Ended December 31, | | |
	2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	$ (165.0)	$ (4.0)	$ 19.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest credited and charges on interest sensitive products	282.2	191.0	183.1
Net realized capital (gains) losses	(4.2)	6.5	6.6
Accrued investment income	(39.5)	(13.2)	1.6
Increase in guaranteed benefits reserve	107.1	28.2	26.7
Acquisition costs deferred	(292.2)	(128.2)	(168.4)
Amortization of deferred policy acquisition costs	121.2	45.2	55.2
Amortization of value of business acquired	6.6	4.4	4.8
Impairment of Goodwill	151.3	-	-
Change in other assets and liabilities	21.3	110.6	(69.4)
Provision for deferred income taxes	(85.7)	(0.6)	13.3
Net cash provided by operating activities	103.1	239.9	72.7
Cash Flows from Investing Activities:			
Proceeds from the sale of:			
Fixed maturities available for sale	7,297.1	880.7	205.1
Equity securities	7.8	6.9	6.1
Mortgages	285.0	136.0	12.7
Acquisition of investments:			
Fixed maturities available for sale	(10,068.3)	(2,070.8)	(154.0)
Equity securities	(22.8)	-	-
Short-term investments	-	(4.7)	(5.3)
Mortgages	(553.7)	(250.3)	(12.9)
Increase (decrease) in policy loans	(1.2)	(1.5)	0.8
Increase (decrease) in property and equipment	1.1	1.2	(3.2)
Proceeds from sale of interest in subsidiary	27.7	-	-
Loss on valuation of interest in subsidiary	3.0	-	-
Other	0.6	-	-
Net cash (used for) provided by investing activities	(3,023.7)	(1,302.5)	49.3
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	3,818.5	1,933.1	801.8
Maturities and withdrawals from insurance contracts	(171.2)	(134.8)	(141.5)
Transfers from (to) separate accounts	(1,053.8)	(902.9)	(825.8)
Proceeds of notes payable	-	3.1	67.2
Repayment of notes payable	(1.4)	(1.7)	(68.6)
Proceeds from reciprocal loan agreement borrowings	-	69.3	178.9
Repayment of reciprocal loan agreement borrowings	(75.0)	(69.3)	(178.9)
Contributions of capital by parent	356.3	196.8	115.0
Net cash provided by (used for) financing activities	2,873.4	1,093.6	(51.9)
Net increase (decrease) in cash and cash equivalents	(47.2)	31.0	70.1
Cash and cash equivalents, beginning of period	195.7	164.7	94.6
Cash and cash equivalents, end of period	$ 148.5	$ 195.7	$ 164.7

See Notes to Consolidated Financial Statements

GALIC -- F-6

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Principles of Consolidation

Golden American Life Insurance Company ("Golden American"), a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to do business in the District of Columbia and all states except New York. Golden American's wholly-owned life insurance subsidiary, First Golden American Life Insurance Company of New York ("First Golden,") and collectively with Golden American, the ("Company"), is licensed as a life insurance company under the laws of the States of New York and Delaware. There is no public trading market for the Registrant's of common stock.

Formerly, from October 24, 1997, until December 30, 2001, Equitable of Iowa Company, Inc. ("EIC" or "Former Holding Company"), directly owned 100% of Golden American's stock. On December 3, 2001, the Board of Directors of the Former Holding Company approved a plan to contribute its holding of stock of Golden American to another wholly-owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware. There is no public trading market for the Registrant's common stock.

As of April 1, 2002, Golden American sold First Golden to its sister company, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar Life, the parent of Security-Connecticut Life Insurance Company ("Security-Connecticut") which in turn is the parent of ReliaStar Life Insurance Company of New York ("RLNY"), merged the First Golden business into RLNY operations and dissolved First Golden at book value for $27.7 million in cash and a receivable totaling $0.2 million from RLNY. The receivable from RLNY was assumed by Equitable Life, and ultimately by ING. The consideration was based on First Golden's statutory-basis book value. RLNY's payable to the Company was assumed by ING and subsequently forgiven. Golden American realized a loss of $3.0 million related to the sale of First Golden, which was recorded as a capital transaction. Approval for the merger was obtained from the Insurance Departments of the States of New York and Delaware.

Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." Since RLNY presented combined results of operations including First Golden activity as of the beginning of the period ending December 31, 2002. The first three months of First Golden activity is not reflected in the Golden statement of financial position or other financial information for the period ended December 31, 2002, as the amounts were not material.

Description of Business

The Company offers a portfolio of variable and fixed insurance products designed to meet customer needs for a tax-advantaged saving for retirement and protection from death. The Company's variable and fixed insurance products are marketed by broker/dealers, financial institutions, and insurance agents. The Company's primary customers are consumers and corporations.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

New Accounting Standards

Accounting for Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets are still amortized over their estimated useful lives. The Company adopted the new standard effective January 1, 2002.

As required under FAS No. 142, the Company completed the first of the required impairment tests as of January 1, 2002. Step one of the impairment test was a screen for potential impairment, while step two measured the amount of the impairment. All of the Company's operations fall under one reporting unit, USFS, due to the consolidated nature of the Company's operations. Step one of the impairment test required the Company to estimate the fair value of the reporting unit and compare the estimated fair value to its carrying value. The Company determined the estimated fair value utilizing a discounted cash flow approach and applying a discount rate equivalent to the Company's weighted average cost of capital. Fair value was determined to be less than carrying value which required the Company to complete step two of the test. In step two, the Company allocated the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit resulting in an implied fair value of goodwill of zero.

The comparison of the fair value amount allocated to goodwill and the carrying value of goodwill resulted in an impairment loss of $135.3 million net of taxes, which represents the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the Consolidated Statements of Income.

Application of the nonamortization provision (net of tax) of the new standard resulted in an increase in net income of $3.8 million for the twelve months ended December 31, 2002. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net (loss) income would have been as follows:

(Millions)	Year ended December 31, 2001	Year ended December 31, 2000
Reported net income (loss)	$(4.0)	$19.2
Add back goodwill amortization, net of tax	3.8	3.8
Adjusted net income	$(0.2)	$23.0

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB 133, and certain FAS 133 implementation issues." This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001. Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative and embedded derivative holdings.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument. The Company did not have embedded derivatives at December 31, 2002.

Guarantees

In November 2002, the FASB issued Interpretation No.45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIE"), an interpretation of Accounting Research Bulletin ("ARB") No. 51.

This Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: a) insufficient equity investment at risk, or b) insufficient control by equity investors. This guidance is effective for VIEs created after January 31, 2003 and for existing VIEs as of July 1, 2003. An entity with variable interests in VIEs created before February 1, 2003 shall apply the guidance no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

In conjunction with the issuance of this guidance, the Company conducted a review of its involvement with VIEs and does not believe it has any significant investments or ownership in VIEs.

Future Accounting Standards

Embedded Derivatives

The FASB issued FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") in 1998 and continues to issue guidance for implementation through its Derivative Implementation Group ("DIG"). DIG recently released a draft of FASB Statement 133 Implementation Issue B36 "Embedded Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain bifurcatable embedded derivatives. The

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

required date of adoption of DIG B36 has not been determined. If the guidance is finalized in its current form, the Company has determined that certain of its existing reinsurance receivables (payables), investments or insurance products contain embedded derivatives that may require bifurcation. The Company has not yet completed its evaluation of the potential impact, if any, on its consolidated financial positions, results of operations, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Realized capital gains and losses on all other investments are reflected in the Company's results of operations.

Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fair values for fixed maturity securities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The investment in mutual funds represents an investment in mutual funds managed by the Company, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturity securities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

Activity for the year-ended December 31, 2002 within VOBA was as follows:

(Millions)	
Balance at December 31,2001	$20.2
Adjustment for FAS No. 115	(5.1)
Additions	(3.3)
Interest accrued at 7%	1.3
Amortization	(4.6)
Balance at December 31,2002	$8.5

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $3.0 million, $2.0 million, $1.5 million, $1.5 million and $1.1 million and $1.0 million for the years 2003, 2004, 2005, 2006 and 2007, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter 2002, the Company unlocked its assumptions by resetting its near term and long-term assumptions for the separate account returns to 9% (gross before fund management fees and mortality and expense and other policy charges), reflecting a blended return of equity and other sub-accounts. This unlocking adjustment was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. For the year ended December 31, 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $91.5 million before tax, or $59.5 million, net of $32.0 million of federal income tax benefit.

Policy Liabilities and Accruals

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 3.0% to 3.5% for all years presented. Investment yield is based on the Company's experience.

Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 2.4% to 11.0% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Revenue Recognition

For certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender, expenses, actuarial margin and other fees are recorded as revenue as charges are assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Income Statement.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the contractholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2002 and 2001, unrealized gains of $133.4 million and of $6.9 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 11.0% in 2002 and 2.4% to 14.0% in 2001.

Separate Account assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book
basis of assets and liabilities.

2. Investments

Fixed maturities available for sale as of December 31 were as follows:

2002 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government agencies and authorities	$ 207.3	$ 2.3	$ 0.1	$ 209.5
U.S. corporate securities:				
Public utilities	335.7	15.5	1.9	349.3
Other corporate securities	3,012.0	178.7	7.8	3,182.9
Total U.S. corporate securities	3,347.7	194.2	9.7	3,532.2
Foreign securities:				
Government	64.8	2.9	-	67.7
Other	163.8	12.2	1.2	174.8
Total foreign securities	228.6	15.1	1.2	242.5
Mortgage-backed securities	641.7	12.0	0.2	653.5
Other asset-backed securities	294.8	7.0	3.1	298.7
Total fixed maturities, including fixed maturities pledged to creditors	4,720.1	230.6	14.3	4,936.4
Less: Fixed maturities pledged to creditors	-	-	-	-
Fixed maturities	$4,720.1	$230.6	$14.3	$4,936.4

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fixed maturities available for sale as of December 31 were as follows:

2001 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government agencies and authorities	$ 132.1	$ 0.5	$ 3.4	$ 129.2
U.S. corporate securities:				
Public utilities	39.8	0.3	1.4	38.7
Other corporate securities	1,111.8	15.2	10.1	1,116.9
Total U.S. corporate securities	1,151.6	15.5	11.5	1,155.6
Foreign securities:				
Government	143.6	3.3	0.2	146.7
Total foreign securities	143.6	3.3	0.2	146.7
Mortgage-backed securities	167.0	3.6	0.9	169.7
Other asset-backed securities	388.2	7.2	1.7	393.7
Total fixed maturities, including fixed maturities pledged to creditors	1,982.5	30.1	17.7	1,994.9
Less: Fixed maturities pledged to creditors	-	-	-	-
Fixed maturities	$1,982.5	$30.1	$17.7	$1,994.9

The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2002 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

(Millions)	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ -	$ -
After one year through five years	401.0	419.7
After five years through ten years	1,681.3	1,773.1
After ten years	1,701.3	1,791.4
Mortgage-backed securities	641.7	653.5
Other asset-backed securities	294.8	298.7
Fixed maturities	$4,720.1	$4,936.4

At December 31, 2002 and 2001, fixed maturities with fair values of $7.5 million and $7.2 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2002.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported on the Consolidated Balance Sheets. The repurchase obligation totaled $40.0 and $3.9 million at December 31, 2002 and 2001, respectively.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2001. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

During 2002, the Company determined that thirteen fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $8.9 million to reduce the carrying value of the fixed maturities to their combined fair value of $123.5 million. During 2001, the Company determined that ten fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $0.7 million to reduce the carrying value of the fixed maturities to their fair value of $0.07 million.

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

Fixed maturities securities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Equity securities: Fair values of these securities are based upon quoted market value.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Surplus notes: Estimated fair value of the Company's surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

Investment contract liabilities (included in Future policy benefits and claims reserves):

Supplementary contracts and immediate annuities: Estimated fair values of the Company's liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Company would incur to extinguish the liability.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's historical balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2002 and 2001 were as follows:

	2002		2001	
(Millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities	$ 4,936.4	$ 4,936.4	$1,994.9	$1,994.9
Equity securities	19.0	19.0	-	-
Mortgage loans on real estate	482.4	522.2	213.9	219.2
Policy loans	16.0	16.0	14.8	14.8
Cash and short-term investments	150.7	150.7	205.8	205.8
Assets held in separate accounts	11,029.3	11,029.3	10,958.2	10,958.2
Liabilities:				
Surplus notes	(170.0)	(260.0)	(245.0)	(358.1)
Investment contract liabilities:				
Deferred annuities	(5,128.0)	(4,802.9)	(2,155.3)	(1,976.7)
Supplementary contracts and immediate annuities without a fixed maturity	(8.0)	(8.0)	(7.1)	(7.1)
Liabilities related to separate accounts	(11,029.3)	(11,029.3)	(10,958.2)	(10,958.2)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Fixed maturities	$185.6	$83.7	$55.3
Mortgage loans	19.6	11.2	7.8
Policy loans	0.6	0.8	0.5
Short term investments and cash equivalents	2.6	2.6	2.3
Other	0.4	0.6	0.7
Gross investment income	208.8	98.9	66.6
Less: investment expenses	11.1	4.5	2.5
Net investment income	$197.7	$94.4	$64.1

5. Dividend Restrictions and Shareholder's Equity

The ability of Golden American to pay dividends to the Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2002, Golden American cannot pay dividends to Equitable Life without prior approval of statutory authorities. Golden American did not pay common stock dividends during 2002, 2001, or 2000.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(303.0) million, $(156.4) million and $(71.1) million for the years ended December 31, 2002, 2001, and 2000, respectively. Statutory capital and surplus was $424.9 million and $451.6 million as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

For 2001, the Company was required to implement statutory accounting changes ("Codification") ratified by the National Association of Insurance Commissioners ("NAIC") and state insurance departments. The cumulative effect of Codification to the Company's statutory surplus as of January 1, 2001 was a decrease of $5.9 million.

GALIC -- F-18

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company maintains a $40.0 million reciprocal loan agreement with ING AIH (refer to Note 10), a perpetual $75.0 million revolving note facility with Bank of New York and a $75.0 million revolving note facility with SunTrust Bank which expires on July 31, 2003.

6. Capital Gains and Losses on Investment Operations

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital (losses) gains on investments were as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Fixed maturities	$4.2	$(4.9)	$(6.3)
Equity securities	-	(1.6)	(0.2)
Mortgage loans on real estate	-	-	(0.1)
Pretax realized capital gains (losses)	$4.2	$(6.5)	$(6.6)
After-tax realized capital gains (losses)	$2.7	$(4.2)	$(4.3)

Proceeds from the sale of total fixed maturities and the related gross gains and losses were as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Proceeds on sales	$7,297.1	$880.7	$205.1
Gross gains	76.8	6.9	0.2
Gross losses	72.6	11.8	6.5

Changes in shareholder's equity related to changes in accumulated other comprehensive income were as follows:

(Millions)	2002	2001	2000
Fixed maturities	$204.0	$18.4	$12.4
Equity securities	(3.9)	-	-
DAC/VOBA	(202.8)	(8.4)	(10.4)
Subtotal	(2.7)	10.0	2.0
Increase (decrease) in deferred income taxes	(1.0)	2.1	(3.1)
Net changes in accumulated other comprehensive income (loss)	$(1.7)	$7.9	$5.1

Shareholder's equity included the following accumulated other comprehensive income (loss), at December 31:

(Millions)	2002	2001	2000
Net unrealized capital gains (losses):			
Fixed maturities	$216.3	$12.3	$(6.1)
Equity securities	(3.9)	-	-
DAC/VOBA	(209.2)	(6.4)	2.0
Subtotal	3.2	5.9	(4.1)
Deferred income taxes	1.1	2.1	-
Net accumulated other comprehensive income (loss)	$2.1	$3.8	$(4.1)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, were as follows:

(Millions)	2002	2001	2000
Unrealized holding gains (losses) arising the year (1)	$(8.7)	$11.1	$6.9
Less: reclassification adjustment for gains (losses) and other items included in net income (2)	7.0	(3.2)	(1.8)
Net unrealized gains (losses) on securities	$(1.7)	$7.9	$5.1

(1) Pretax unrealized holding gains (losses) arising during the year were $13.4 million, $17.1 million and $10.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $10.8 million, $(4.9) million and $(2.8) million for the years ended December 31, 2002, 2001 and 2000, respectively.

7. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S. based operations of ING Americas, (which includes the Company), in order to build a more customer-focused organization. In connection with these actions, the Company recorded a charge of $4.9 million pretax. The severance portion of this charge ($4.8 million pretax) is based on a plan to eliminate 260 positions (primarily operations, information technology and other administrative/staff support personnel). Severance actions are expected to be substantially complete by March 31, 2003. The facilities portion ($.1 million pretax) of the charge represents the amount to be incurred by the Company to terminate a contractual lease obligation.

Activity for the year ended December 31, 2002 within the severance liability and positions eliminated related to such actions were as follows:

(Millions)	Severance Liability	Positions
Balance at December 31, 2001	$4.8	252
Actions taken	(3.4)	(194)
Balance at December 31, 2002	$1.4	58

8. Income Taxes

Starting in 2002, Golden American Life Insurance Company joins in the filing of a consolidated federal income tax return with its parent, Equitable Life and other affiliates. The Company has a tax allocation agreement with Equitable Life whereby the Company is charged for taxes it would have incurred were it not a member of the consolidated group and is credited for losses at the statutory tax rate. Prior to joining the Equitable Life consolidated group, the Company was the parent of a different consolidated group.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $369.2 million for federal income tax purposes which are available to offset future taxable income. If not used, these carryforwards will expire between 2011 and 2016.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Income tax expense (benefit) from continuing operations included in the consolidated financial statements are as follows:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Current taxes (benefits):			
Federal	$(98.2)	$0.6	$(0.1)
Total current taxes (benefits)	(98.2)	0.6	(0.1)
Deferred taxes (benefits):			
Federal	85.7	(0.5)	13.3
Total deferred taxes (benefits)	85.7	(0.5)	13.3
Total	$(12.5)	$0.1	$13.2

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

(Millions)	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Income before income taxes	$(42.2)	$(3.9)	$32.4
Tax rate	35%	35%	35%
Income tax at federal statutory rate	(14.8)	(1.4)	11.3
Tax effect of:			
Goodwill amortization	-	1.0	1.0
Meals and entertainment	0.6	0.5	0.3
Other	1.7	-	0.6
Income tax expense (benefit)	$(12.5)	$0.1	$13.2

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)	2002	2001
Deferred tax assets:		
Operations and capital loss carryforwards	$125.6	$121.7
Future policy benefits	214.1	176.3
Goodwill	11.1	-
Investments	0.2	0.1
	351.0	298.1
Deferred tax liabilities:		
Goodwill	-	(3.5)
Unrealized gains on investments	(1.1)	(2.1)
Deferred policy acquisition cost	(254.8)	(222.8)
Value of purchased insurance in force	(5.0)	(6.9)
Other	(169.9)	(75.4)
Deferred tax liability before allowance	(430.8)	(310.7)
Valuation allowance	-	-
Net deferred income tax liability	$(79.8)	$(12.6)

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

9. Benefit Plans

Defined Benefit Plans

Prior to December 31, 2001, the Company's employees were covered by the ING Retirement Plan for Employees of Equitable Life ("Equitable Plan"), a qualified, defined contribution pension plan. The Company was allocated its share of the pension liability associated with employees.

As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING North America Insurance Corporation ("ING North America"), including Equitable Life, were merged into the ING Americas Retirement Plan. The Company transferred its pension liabilities to the Parent at that date. In exchange for these liabilities, the Company received a capital contribution, net of taxes, from the Parent. The costs allocated to the Company for its members' participation in the ING Pension Plan were $3.0 million for 2002.

The following tables summarize the benefit obligations and the funded status for pension benefits related to the Equitable Plan for the two-year period ended December 31, 2001:

(Millions)	2001
Change in benefit obligation:	
Benefit obligation at January 1	$ 7.9
Service cost	2.0
Interest cost	0.8
Actuarial (gain) loss	(2.7)
Plan Amendments	(0.2)
Transfer of benefit obligation to the Parent	(7.8)
Benefit obligation at December 31	$ -
Funded status:	
Funded status at December 31 prior to the transfer of the benefit obligation to the Parent	$(7.8)
Unrecognized past service cost	(1.1)
Unrecognized net loss	-
Transfer of the funded status to the Parent	8.9
Net amount recognized	$ -

Prior to the merger of the qualified benefit plans of ING's U.S. subsidiaries at December 31, 2001, Equitable Life, held the plan assets.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of the Company's' December 31, 2001 benefit obligation, prior to the merger of the qualified benefit plans of ING, follows:

	2001
Discount rate	7.50%
Expected return on plan assets	9.25
Rate of compensation increase	4.50

The following table provides the net periodic benefit cost for the fiscal years 2001 and 2000:

Year Ended December 31,	**2001**	**2000**
(Millions)		
Service cost	$2.0	$1.6
Interest cost	0.8	0.5
Unrecognized past service cost	-	-
Net periodic benefit cost	$2.8	$2.1

There were no gains or losses resulting from curtailments or settlements during 2001 or 2000.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $0 as of December 31, 2001.

10. Related Party Transactions

Operating Agreements:

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Resources and services are provided to Security Life of Denver Insurance Company ("SLDIC) and Southland Life Insurance Company ("SLIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, were $4.2 million, $0.3 million and $0.3 million, respectively for SLDIC and $1.0 million, $0.1 million and $0.1 million, respectively for SLIC.
- Underwriting and distribution agreement with Directed Services, Inc. ("DSI"), for the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker/dealers to distribute the Company's' variable products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2002, 2001 and 2000 commission expenses were incurred in the amounts of $282.9 million, $229.7 million, and $208.9 million, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $11.0 million, $4.4 million, and $2.5 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

- Service agreement with Equitable Life in which administrative and financial related services are provided. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $0.6 million, $0.3 million, and $1.3 million, respectively.

Golden American has certain agreements whereby it generates revenues and incurs expenses with affiliated entities.

The agreements are as follows:
- Managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2002, 2001, and 2000 revenue for these services was $23.7 million, $23.1 million, and $21.3 million, respectively.
- Advisory, computer, and other resources and services are provided to Equitable Life and United Life & Annuity Insurance Company ("ULAIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, totaled $9.8 million, $8.2 million, and $6.2 million, respectively for Equitable Life and $0.3 million, $0.4 million and $0.6 million, respectively for ULAIC.
- Expense sharing agreements with ING America Insurance Holdings, Inc. ("ING AIH") for administrative, management, financial, and information technology services, which were approved in 2001. For the years ended December 31, 2002 and 2001, Golden American incurred expenses of $41.0 million and $23.2 million, respectively.
- Guaranty agreement with Equitable Life. In consideration of an annual fee, payable June 30, Equitable Life guarantees that it will make funds available, if needed, to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. No amounts were payable under this agreement as of December 31, 2002, 2001 and 2000.

Reinsurance Agreements:

Golden American participates in a modified coinsurance agreement with Equitable Life, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $100.9 million, $224.5 million and $218.8 million for the years ended December 31, 2002, 2001, and 2000, respectively. This was offset by a decrease in policy acquisition costs deferred of $143.5 million, $257.5 million and $223.7 million, respectively, for the same periods. As at December 31, 2002, 2001 and 2000, Golden American also had a payable to Equitable Life of $7.1 million, $22.6 million and $16.3 million, respectively, due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

Golden American entered into a reinsurance agreement with Security Life of Denver International, Ltd., an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. Golden American also obtained an irrevocable letter of credit in the amount of $25 million related to this agreement. In addition, the Company obtained a standby letter of credit in the amount of $75 million.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

Reciprocal Loan Agreement:

Golden American maintains a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, Golden American and ING AIH can borrow up to $40.0 million from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $33,000, $26,000, and $481,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001, and 2000, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

Surplus Notes:

Golden American issued multiple 30-year surplus notes (see below table). Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Interest expense for the years ended December 31:

(Millions)

Surplus Note	Amount	Affiliate	Maturity Date	2002	2001	2000
8.2%	50.0	*Equitable Life	12/29/29	2.0	4.1	4.1
8.0	35.0	Security Life of Denver	12/07/29	2.8	2.8	3.0
7.8	75.0	Equitable Life	09/29/29	5.8	5.8	5.8
7.3	60.0	Equitable Life	12/29/28	4.4	4.4	4.4
8.3	25.0	*Equitable Life	12/17/26	1.0	2.1	2.1

* Surplus notes redeemed June 28, 2002.

Stockholder's Equity:

During 2002, 2001, and 2000, Golden American received capital contributions of $356.3 million, $196.8 million, and $115.0 million respectively.

11. Reinsurance

At December 31, 2002, Golden American had reinsurance treaties with four unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks were $90.7 million and $94.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company had net receivables of $196.9 million and $56.0 million, respectively for reinsurance claims, reserve credits, or other receivables from these reinsurers. At December 31, 2002 and 2001, respectively, these net receivables were comprised of the following: $36.7 and $7.8 million for claims recoverable from reinsurers; $6.3 and $3.4 million for payable for reinsurance premiums; $137.2 million and $28.8 million for reserve credits; and $24.0 million and $22.7 million for reinsured surrenders

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Consolidated Financial Statements

and allowances due from an unaffiliated reinsurer. Included in the accompanying consolidated financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $50.8 million, $30.3 million and $21.7 million and net policy benefits recoveries of $49.5 million, $21.8 million and $8.9 million for the years ended December 21, 2002, 2001 and 2000, respectively.

Golden participates in a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying consolidated financial statements are presented net of the effects of the treaty which increased (decreased) income by $(2.9) million, $(0.5) million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

12. Commitments and Contingent Liabilities

Leases

For the year ended December 31, 2002 rent expense for leases was $4.6 million. The future net minimum payments under noncancelable leases for the years ended December 31, 2003 through 2007 are estimated to be $2.3 million, $2.3 million, $2.4 million, $2.4 million and $2.4 million, respectively, and $2.4 million, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2002 and 2001, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $39.0 million and $25.2 million, respectively. The Company makes investments in limited partnerships on a subscription basis. At December 31, 2002 and 2001, the Company had to fund the subscriptions of $38.0 million and $0.0 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
For the Period Ended September 30, 2003

INDEX

FINANCIAL INFORMATION (Unaudited)   **PAGE**

Financial Statements:

Condensed Consolidated Statements of Income	GALIC -- 9/30/03 F-2
Condensed Consolidated Balance Sheets	GALIC -- 9/30/03 F-3
Condensed Consolidated Statements of Changes in Shareholder's Equity	GALIC -- 9/30/03 F-4
Condensed Consolidated Statements of Cash Flows	GALIC -- 9/30/03 F-5
Notes to Condensed Consolidated Financial Statements	GALIC -- 9/30/03 F-6

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Income
(Unaudited)
(Millions)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Revenue:				
Fee income	$ 89.4	$ 58.2	$ 221.2	$ 167.3
Net investment income	52.7	58.0	167.8	132.3
Net realized capital gains	15.6	25.2	87.8	0.4
Other loss	-	-	(0.1)	-
Total revenue	157.7	141.4	476.7	300.0
Benefits, losses and expenses:				
Benefits:				
Interest credited and other benefits to policyholders	108.5	100.9	271.7	212.1
Underwriting, acquisition, and insurance expenses:				
General expenses	28.7	31.8	81.7	106.1
Commissions	72.4	75.9	175.2	239.8
Policy acquisition costs deferred	(58.4)	(86.4)	(150.3)	(242.9)
Amortization of deferred policy acquisition costs and value of business acquired	41.7	96.5	129.9	129.2
Other:				
Expense and charges reimbursed under modified coinsurance agreements	(37.7)	(20.4)	(88.8)	(77.6)
Interest expense	3.5	3.3	10.3	12.7
Total benefits, losses and expenses	158.7	201.6	429.7	379.4
(Loss) income before income taxes and cumulative effect of change in accounting principle	(1.0)	(60.2)	47.0	(79.4)
Income tax (benefit) expense	(7.8)	(19.2)	7.3	(25.7)
Income (loss) before cumulative effect of change in accounting principle	6.8	(41.0)	39.7	(53.7)
Cumulative effect of change in accounting principle	-	-	-	(135.3)
Net income (loss)	$ 6.8	$ (41.0)	$ 39.7	$ (189.0)

The accompanying notes are an integral part of these financial statements.

GALIC -- 9/30/03 F-2

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Balance Sheets
(Millions, except share data)

	September 30, 2003 (Unaudited)	December 31, 2002
Assets		
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of $5,229.3 at 2003 and $4,720.1 at 2002)	$ 5,458.8	$ 4,936.4
Equity securities, at fair value:		
Investment in mutual funds (cost of $9.9 at 2003 and $22.9 at 2002)	9.3	19.0
Mortgage loans on real estate	770.3	482.4
Policy loans	17.2	16.0
Other investments	26.6	2.2
Total investments	6,282.2	5,456.0
Cash and cash equivalents	55.5	148.5
Accrued investment income	64.5	61.9
Reinsurance recoverable	14.3	196.9
Receivable for securities sold	21.7	-
Deferred policy acquisition costs	796.9	678.0
Value of business acquired	8.7	8.5
Other assets	16.2	5.3
Assets held in separate accounts	14,692.5	11,029.3
Total assets	$ 21,952.5	$ 17,584.4
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 5,395.9	$ 5,159.1
Notes to affiliates	170.0	170.0
Due to affiliates	9.1	-
Payables for securities purchased	42.4	-
Dollar roll obligations	111.0	40.0
Current income taxes	22.2	42.4
Deferred income taxes	129.3	79.8
Other liabilities	36.4	64.7
Liabilities related to separate accounts	14,692.5	11,029.3
Total liabilities	20,608.8	16,585.3
Shareholder's equity		
Common stock (250,000 shares authorized, issued and outstanding; $10.00 per share par value)	2.5	2.5
Additional paid-in capital	1,358.4	1,128.4
Accumulated other comprehensive income	77.0	2.1
Retained deficit	(94.2)	(133.9)
Total shareholder's equity	1,343.7	999.1
Total liabilities and shareholder's equity	$ 21,952.5	$ 17,584.4

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Changes in Shareholder's Equity
(Unaudited)
(Millions)

	Nine Months Ended September 30,	
	2003	**2002**
Shareholder's equity, beginning of period	$ 999.1	$ 817.8
Comprehensive income (loss):		
Net income (loss)	39.7	(189.0)
Other comprehensive income net of tax: unrealized gain on securities ($115.2 and $20.8, pretax year to date)	74.9	13.5
Total comprehensive income (loss)	114.6	(175.5)
Loss on sale to affiliate	-	(3.0)
Contribution of capital	230.0	239.7
Shareholder's equity, end of period	$ 1,343.7	$ 879.0

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Millions)

| | Nine months ended September 30, | |
	2003	2002
Net cash provided by operating activities	$ 260.0	$ 92.0
Cash Flows from Investing Activities		
Proceeds from the sale, maturity, or repayment of:		
Fixed maturities available for sale	5,696.4	5,534.2
Equity securit ies	11.4	-
Mortgage loans on real estate	36.5	12.4
Acquisition of investments:		
Fixed maturities available for sale	(6,126.8)	(8,043.7)
Equity securities	-	(22.8)
Mortgage loans on real estate	(324.4)	(135.1)
Other investments	(24.4)	(0.1)
Disposal of subsidiary at book value	-	(31.6)
Proceeds from sale of interest in subsidiary	-	27.7
(Increase) decrease in policy loans	(1.2)	(0.9)
Purchase of property and equipment	(0.6)	(0.4)
Net cash used in investing activities	(733.1)	(2,660.3)
Cash Flows from Financing Activities		
Deposits and interest credited for investment contracts	1,152.7	3,345.4
Maturities and withdrawals from insurance and investment contracts	(249.0)	(136.1)
Transfers to separate accounts	(888.1)	(791.6)
Repayment of notes payable	-	(76.4)
Cash received on reinsurance recapture	134.5	-
Contribution of capital from parent	230.0	245.0
Net cash provided by financing activities	380.1	2,586.3
Net (decrease) increase in cash and cash equivalents	(93.0)	18.0
Cash and cash equivalents, beginning of period	148.5	195.7
Cash and cash equivalents, end of period	$ 55.5	$ 213.7

The accompanying notes are an integral part of these financial statements.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

1. Basis of Presentation

Golden American Life Insurance Company ("Golden American") and through April 1, 2002, its wholly-owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden") (collectively the "Company") are providers of financial products and services in the United States. Golden American, a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding, Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands.

On June 25, 2003, each Board of Directors and each sole shareholder of Equitable Life Insurance Company of Iowa, United Life & Annuity Insurance Company and USG Annuity & Life Company (the "Merger Companies") and the Board of Directors and sole shareholder of the Company approved a plan to merge the Merger Companies with and into the Company. It is anticipated that the merger will be effective on January 1, 2004 (the "merger date"), subject to certain regulatory approvals. As of the merger date, the Merger Companies will cease to exist and will be succeeded by the Company. The Merger Companies, as well as the Company, are indirect, wholly-owned subsidiaries of ING. The Company is currently a Delaware stock life insurance company. Immediately prior to the merger, it is anticipated that the Company will become an Iowa insurance company. It is also anticipated that upon the merger the Company will be renamed ING USA Annuity and Life Insurance Company. On July 21, 2003, the Insurance Division of the State of Iowa approved the Articles of Merger of Golden American with the Merger Companies. Also on July 21, 2003, the Insurance Division of the State of Iowa approved the Restated Articles of Incorporation, effectively approving the re-domestication of the Company upon merger.

The condensed consolidated financial statements and notes as of September 30, 2003 and December 31, 2002 and for the three and nine-month periods ended September 30, 2003 and 2002 ("interim periods") have been prepared in accordance with accounting principles generally accepted in the United States of America and are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and related notes as presented in the Company's 2002 Annual Report on Form 10-K. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year. Certain reclassifications have been made to 2002 financial information to conform to the 2003 presentation.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

The Company conducts its business through one operating segment, U.S. Financial Services ("USFS"), and revenue reported by the Company is predominantly derived from external customers.

2. Recently Adopted Accounting Standards

Accounting for Goodwill and Other Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets* ("FAS No.142"). Effective January 1, 2002, the Company applied the non-amortization provision of the new standard, therefore, the Company's net income is comparable for all periods presented.

The adoption of this standard resulted in an impairment loss of $135.3 million, which was recorded by the Company in the fourth quarter of 2002. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

In accordance with FAS No. 142, a transitional impairment loss for goodwill should be recognized in the first interim period of the year of initial adoption, regardless of the period in which it was measured. The aggregate amount of the accounting change should be included in restated net income of the first interim period, and each subsequent period of that year should be presented on the restated basis. As such, net income for the nine months ended September 30, 2002, has been restated to reflect the January 1, 2002 impairment charge, which was recorded in the fourth quarter of 2002.

3. New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt on January 1, 2004. The impact on the financial statements is not known at this time.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments* ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company is October 1, 2003. The Company has completed its evaluation of DIG B36 and determined that the Company has modified coinsurance treaties that are applicable to require implementation of the guidance. The applicable contracts, however, have been determined to generate embedded derivatives with a fair value of zero. Therefore, the guidance, while implemented, will have no impact on the Company's financial position, results of operations or cash flows.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of business acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

VOBA activity for the nine months ended September 30, 2003 was as follows:

(Millions)		
Balance at December 31, 2002	$	8.5
Adjustment for FAS No. 115		(8.8)
Interest accrued at 7%		0.4
Amortization		8.6
Balance at September 30, 2003	$	8.7

5. Investments

Impairments

During the three months ended September 30, 2003, the Company determined that no fixed maturities had other than temporary impairments. During the three months ended September 30, 2002, the Company determined that four fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2002, the Company recognized a pre-tax loss of $0.3 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

During the first nine months of 2003, the Company determined that five fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2003, the Company recognized a pre-tax loss of $5.7 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment. During the first nine months of 2002, the Company determined that ten fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2002, the Company recognized a pre-tax loss of $7.2 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

The fair value of the remaining impaired fixed maturities at September 30, 2003 and 2002 is $1.5 million and $4.1 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

6. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S.-based operations of ING Americas (which includes the Company) in order to build a more customer-focused organization. During the first quarter 2003, the Company performed a detail analysis of its severance accrual. As part of this analysis, the Company corrected the initial planned number of people to eliminate from 252 to 228 (corrected from the 2002 Annual Report on Form 10K) and extended the date of expected completion for severance actions to June 30, 2003. Activity for the nine months ended September 30, 2003 within the severance liability and positions eliminated related to such actions were as follows:

(Millions, except positions data)	Liability	Positions
Balance at December 31, 2002	$ 0.8	34.0
Payments	(0.8)	-
Positions eliminated due to internal replacement jobs	-	(34.0)
Balance at September 30, 2003	$ -	-

7. Income Taxes

The effective tax rates for the three months ended September 30, 2003 and September 30, 2002 were 780.0% and 31.9%, respectively. The change in the three months rate was primarily caused by an increase in the deduction allowed for dividends received combined with a decrease in pre-tax income. The Company's effective tax rates for the nine months ended September 30, 2003 and 2002 were 15.5% and 32.4%, respectively. The change in the year-to-date rate was primarily caused by an increase in the deduction allowed for dividends received.

8. Commitments and Contingent Liabilities

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At September 30, 2003 and December 31, 2002, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $113.6 million and $77.0 million, respectively.

GOLDEN AMERICAN LIFE INSURANCE COMPANY
(A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
Notes to Condensed Financial Statements (Unaudited)

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

9. Reinsurance

In March 2003, the Company amended its reinsurance agreement with Security Life of Denver International ("SLDI"), an affiliate. Under this amendment, the Company terminated the reinsurance agreement for all inforce and new business and recaptured all in force business reinsured under the reinsurance agreement between the Company and SLDI retroactive to January 1, 2003. SLDI was released from all of its liabilities under the reinsurance agreement retroactive to January 1, 2003 and the Company reduced its reinsurance recoverable related to these liabilities by $150.1 million. On March 28, 2003, SLDI transferred assets to the Company in the amount of $185.6 million. The difference in amounts transferred on March 28, 2003 and the reduction of the reinsurance recoverable as of January 1, 2003 reflects adjustments on the investment income on the assets and letter of credit costs between January 1, 2003 and the date of the asset transfer. It also encompasses the net effect of a recapture fee paid in the amount of $5.0 million offset by the receipt of a $24.1 million negative ceding commission. The net impact of which was deferred in policy acquisition costs and is being amortized over the period of estimated future profits.

Ameribest Life Insurance Company

Financial Statements - Statutory Basis

Years ended December 31, 2002 and 2001

CONTENTS

Report of Independent Auditors   AMB - F-2

Audited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis   AMB - F-4
Statements of Operations - Statutory Basis   AMB - F-6
Statements of Changes in Capital and Surplus - Statutory Basis   AMB - F-7
Statements of Cash Flows - Statutory Basis   AMB - F-8
Notes to Financial Statements - Statutory Basis   AMB - F-10

Report of Independent Auditors

Board of Directors and Stockholder
Equitable Life Insurance Company of Iowa

We have audited the accompanying statutory basis balance sheets of Ameribest Life Insurance Company ("the Company," which, effective January 1, 2003, merged into an affiliate, Equitable Life Insurance Company of Iowa, a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Office of Commissioner of Insurance of the State of Georgia (Georgia Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Ameribest Life Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameribest Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Georgia Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Georgia Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

Ameribest Life Insurance Company

Balance Sheets - Statutory Basis

	December 31		
	2002		**2001**
	(In Thousands)		
Admitted assets			
Cash and invested assets:			
Bonds	**$ 281,391**	$	259,073
Mortgage loans	**4,644**		4,761
Policy loans	**-**		10
Other invested assets	**3**		87
Cash and short-term investments	**2,900**		17,812
Total cash and invested assets	**288,938**		281,743
Accrued investment income	**3,677**		3,561
Indebtedness from related parties	**1,263**		105
Federal income tax including net admitted deferred tax asset for 2002 - $571; 2001 - $409	**3,381**		572
Other assets	**-**		28
Total admitted assets	**$ 297,259**	$	286,009

Ameribest Life Insurance Company

Balance Sheets - Statutory Basis (continued)

	December 31		
	2002		**2001**
	(In Thousands, except share amounts)		
Liabilities and capital and surplus			
Liabilities:			
Policy and contract liabilities:			
Life and annuity reserves	$ **279,079**	$	264,158
Deposit type contracts	**905**		121
Total policy and contract liabilities	**279,984**		264,279
Interest maintenance reserve	**1,899**		2,400
Accounts payable and accrued expenses	**146**		1,324
Indebtedness to related parties	**65**		367
Asset valuation reserve	**385**		733
Other liabilities	**12**		-
Total liabilities	**282,491**		269,103
Capital and surplus:			
Common stock: authorized - 3,000,000 shares of $1.50 par value; 1,666,667 shares issued and outstanding	**2,500**		2,500
Additional paid-in capital	**18,808**		18,808
Unassigned deficit	**(6,540)**		(4,402)
Total capital and surplus	**14,768**		16,906
Total liabilities and capital and surplus	$ **297,259**	$	286,009

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Operations - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$ 7,643**	$ 72,077
Net investment income	**19,043**	19,930
Amortization of interest maintenance reserve	**640**	206
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**259**	1,757
Total premiums and other revenues	**27,585**	93,970
Benefits paid or provided:		
Annuity benefits	**5,440**	3,452
Surrender benefits	**7,880**	6,391
Interest on policy or contract funds	**(18)**	(3)
Increase in life, annuity, and accident and health reserves	**14,921**	76,332
Total benefits paid or provided	**28,223**	86,172
Insurance expenses:		
Commissions	**691**	3,738
General expenses	**348**	2,038
Insurance taxes, licenses and fees, excluding federal income taxes	**23**	183
Total insurance expenses	**1,062**	5,959
(Loss) gain from operations before federal income taxes and net realized capital losses	**(1,700)**	1,839
Federal income tax benefit	**(905)**	-
(Loss) gain from operations before net realized capital losses	**(795)**	1,839
Net realized capital (losses) gains net of income taxes 2002 - $(258); 2001 - $ (729) and excluding net transfers to the interest maintenance reserve 2002 - $(138); 2001 - $(2,925)	**(1,856)**	846
Net income	**$ (2,651)**	$ 2,685

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 2,500**	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	**18,808**	18,808
Unassigned deficit:		
Balance at beginning of year	**(4,402)**	(7,421)
Net income	**(2,651)**	2,685
Change in nonadmitted assets	**(419)**	2,630
Change in asset valuation reserve	**348**	(459)
Change in net deferred income tax	**584**	(1,418)
Change in accounting principle, net of tax	**-**	215
Other	**-**	(634)
Balance at end of year	**(6,540)**	(4,402)
Total capital and surplus	**$ 14,768**	$ 16,906

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Statements of Cash Flows-Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ **7,643**	$ 72,076
Net investment income received	**19,205**	19,249
Commission and expense allowances received on reinsurance ceded	**260**	1,757
Benefits paid	**(12,488)**	(9,843)
Insurance expenses paid	**(1,131)**	(5,995)
Federal income taxes paid	**(2,000)**	(163)
Other revenues in excess of (expenses) other	**28**	(28)
Net cash provided by operations	**11,517**	77,053
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**154,954**	223,743
Mortgage Loans	**116**	994
Miscellaneous proceeds	**87**	(47)
Net tax on capital gains	**-**	(729)
Net proceeds from sales, maturities, or repayments of investments	**155,157**	223,961
Cost of investments acquired:		
Bonds	**179,003**	280,372
Mortgage loans	**-**	5,754
Miscellaneous applications (receipts)	**32**	-
Total cost of investments acquired	**179,035**	286,126
Net decrease (increase) in policy loans	**10**	(10)
Net cash used in investment activities	**(23,868)**	(62,175)

Ameribest Life Insurance Company

Statements of Cash Flows-Statutory Basis (continued)

	Year ended December 31	
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	$ **-**	$ 215
Borrowed money	**817**	124
Other sources	**(3,378)**	(11,210)
Net cash used in financing and miscellaneous activities	**(2,561)**	(10,871)
Net (decrease) increase in cash and short-term investments	**(14,912)**	4,007
Cash and short-term investments:		
Beginning of year	**17,812**	13,805
End of year	$ **2,900**	$ 17,812

See accompanying notes - statutory basis.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Ameribest Life Insurance Company (the Company) is domiciled in Georgia. Effective January 1, 2003, the Company merged into an affiliate, Equitable Life Insurance Company of Iowa, a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company offers fixed annuity products. Operations are conducted in the United States and the Company is presently licensed in 46 states.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Office of Commissioner of Insurance of the State of Georgia (Georgia Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e. undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are reevaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus. Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Deferred Income Taxes Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

1. Nature of Operations and Significant Accounting Policies (continued)

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amount due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3.00% to 7.50%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31			
	2002		2001	
	(In Thousands)			
Deferred federal income taxes	$	3,098	$	2,676
Agents' debit balances		14		17
Total nonadmitted assets	$	3,112	$	2,693

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $13,825,000 and repaid $13,825,000 in 2002, borrowed $27,000,000 and repaid $27,000,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $2,000 and $8,000 during 2002 and 2001, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Georgia Insurance Department. The Georgia Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Georgia for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency in under the Georgia Insurance Laws. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Georgia. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Georgia Department of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Georgia. Effective January 1, 2001, the Georgia Insurance Department required that insurance companies domiciled in the State of Georgia prepare their statutory basis financial

3. Accounting Changes (continued)

statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Georgia insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned deficit in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned deficit, by $215,000 as of January 1, 2001.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 16,917	$ 974	$ -	$ 17,891
Public utilities securities	28,304	1,532	41	29,795
Corporate securities	184,124	12,389	380	196,133
Other structured securities	15,468	767	-	16,235
Commercial mortgage-backed securities	36,578	3,386	-	39,964
Total fixed maturities	$ 281,391	$ 19,048	$ 421	$ 300,018
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 11,087	$ 456	$ 70	$ 11,473
Public utilities securities	10,289	621	-	10,910
Corporate securities	188,501	5,664	2,305	191,860
Other structured securities	23,980	800	-	24,780
Commercial mortgage-backed securities	25,216	1,054	-	26,270
Total fixed maturities	$ 259,073	$ 8,595	$ 2,375	$ 265,293

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ -**	**$ -**
Due after 1 year through 5 years	**118,229**	**125,133**
Due after 5 years through 10 years	**96,562**	**102,989**
Due after 10 years	**14,554**	**15,697**
	229,345	**243,819**
Mortgage-backed securities	**-**	**-**
Other structured securities	**15,468**	**16,235**
Commercial mortgage-backed securities	**36,578**	**39,964**
Total	**$ 281,391**	**$ 300,018**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $6,802,000 were on deposit with state insurance departments to satisfy regulatory requirements.

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $140,855,000 and $205,473,000 in 2002 and 2001, respectively. Gross gains of $2,693,000 and $6,015,000 and gross losses of $3,959,000 and $1,515,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Income:		
Bonds	**$ 19,304**	$ 19,813
Mortgage loans	**356**	409
Other	**119**	378
Total investment income	**19,779**	20,600
Investment expenses	**(736)**	(670)
Net investment income	**$ 19,043**	$ 19,930

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment Purchase Commitments	$ -	$ 10,000

There were no new loans during 2002. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.

5. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $240,000 and $11,537,000 and with an aggregate market value of $240,000 and $11,432,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 0.1% of the Company's investments in bonds and 0.1% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $5,000,000 and $17,903,000 with an aggregate NAIC market value of $5,195,000 and $17,782,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 1.8% of the Company's investment in bonds and 1.7% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (59.4%) and Arizona (40.6%). The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $1,887,000.

6. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 275,105	92.4%
At book value less surrender charge	17,936	6.0
Subtotal	293,041	98.4
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	-	-
Not subject to discretionary withdrawal	4,879	1.6
Total annuity reserves and deposit fund liabilities before reinsurance	297,920	100.0%
Less reinsurance ceded	17,936	
Net annuity reserves and deposit fund liabilities	$ 279,984	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 261,524	92.4%
At book value less surrender charge	18,699	6.6
Subtotal	$280,223	99.0
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	-	-
Not subject to discretionary withdrawal	2,755	1.0
Total annuity reserves and deposit fund liabilities before reinsurance	282,978	100.0%
Less reinsurance ceded	18,699	
Net annuity reserves and deposit fund liabilities	$ 264,279	

7. Reinsurance

The Company is involved in ceded reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | December 31 | |
	2002	2001
	(In Thousands)	
Premiums	$ **390**	$ 11,440
Benefits paid or provided	**660**	192
Policy and contract liabilities at year end	**17,943**	18,705

8. Federal Income Taxes

The Company files a separate federal income tax return.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2002	2001
	(In Thousands)	
Total gross deferred tax assets	$ **3,801**	$ 3,085
Total deferred tax liabilities	**(132)**	-
Net deferred tax asset	**3,669**	3,085
Deferred tax asset nonadmitted	**(3,098)**	(2,676)
Net admitted deferred tax asset	$ **571**	$ 409
(Increase) decrease in nonadmitted asset	$ **(422)**	$ (1,827)

Significant components of income taxes incurred as of December 31 are:

	2002	2001
	(In Thousands)	
Current income taxes incurred consist of the following major components:		
Federal taxes on operations	$ **(905)**	$ 810
Operations loss carryovers utilized	**-**	(810)
Federal tax on capital gains	**258**	1,575
Capital loss carryovers utilized	**-**	(846)
Total current taxes incurred	$ **(647)**	$ 729

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

8. Federal Income Taxes (continued)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ **919**	$ 963
Insurance reserves	**1,822**	1,161
Goodwill	**880**	961
Operations loss carry forward	**165**	-
Other	**15**	-
Total deferred tax assets	**3,801**	3,085
Deferred tax assets nonadmitted	**(3,098)**	(2,676)
Admitted deferred tax assets	$ **703**	$ 409
Deferred tax liabilities resulting from book/tax differences in:		
Other	$ **132**	$ -
Total deferred tax liabilities	**132**	-
Net admitted deferred tax asset	$ **571**	$ 409

The change in net deferred income taxes is comprised of the following:

		December 31		
	2002	**2001**	**Change**	
		(In Thousands)		
Total deferred tax assets	$ **3,801**	$ 3,085	$ 716	
Total deferred tax liabilities	**(132)**	-	(132)	
Net deferred tax asset (liability)	$ **3,669**	$ 3,085	584	
Tax effect of items in surplus:				
Nonadmitted assets			(5)	
Change in net deferred income tax			$ 579	

Ameribest Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

8. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(*In Thousands*)
Ordinary income	$ (1,700)
Capital gains (losses)	(1,460)
Total pre-tax book income	$ (3,160)
Provisions computed at statutory rate	$ (1,106)
Interest maintenance reserve	(224)
Nondeductible general expense	82
Other	22
Total	$ (1,226)
Federal income taxes incurred	$ (647)
Change in net deferred income taxes	(579)
Total statutory income taxes	$ (1,226)

The Company has a recoverable of $2,810,000 at December 31, 2002 and $163,000 at December 31, 2001 from the United States Treasury for federal income taxes.

The Company has operating loss carryforwards of $473,000 that expire in 2017.

9. Capital and Surplus

Under Georgia insurance regulations, the Company is required to maintain a minimum total capital and surplus of $3,000,000. Additionally, the amount of dividends that can be paid by the Company to its stockholder without prior approval of the Georgia Insurance Department is limited to the greater of 10% of statutory surplus or statutory net gain from operations.

10. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 281,391	$ 300,018	$ 259,073	$ 265,293
Mortgage loans	4,644	5,329	4,761	4,950
Policy loans	-	-	10	10
Short-term investments	2,850	2,850	-	-
Cash	50	50	17,812	17,812
Indebtedness from related parties	1,263	1,263	105	105
Receivable for securities	3	3	87	87
Liabilities:				
Individual and group annuities	279,079	257,978	264,158	243,639
Deposit type contract	905	971	121	130
Indebtedness to related parties	65	65	367	367

10. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office.

Market value as determined by the NAIC as of December 31, 2002 and 2001 is $286,211,000 and $264,074,000 respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

11. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

12. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $10,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $677 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $5,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $0 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

13. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $723,000 and $643,000 for the year ended December 2002 and 2001, respectively.

13.Related Party Transactions (continued)

Affiliates (continued)

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received (paid) under these agreements were ($263,000) and $1,807,000 for the year ended December 31, 2002 and 2001, respectively.

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2008, the Company can borrow up to $1,400,000 from ING AIH. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the company incurred interest expense of $1,274 for the year ended December 31, 2002. At December 31, 2002, the company had $0 payable to ING AIH.

14. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $29,000 and $100,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $0 and $28,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

15. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

Equitable Life Insurance Company of Iowa

Financial Statements - Statutory Basis

Years ended December 31, 2002 and 2001

CONTENTS

Report of Independent Auditors   ELIC - F-2

Audited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis   ELIC - F-4
Statements of Operations - Statutory Basis   ELIC - F-6
Statements of Changes in Capital and Surplus - Statutory Basis   ELIC - F-8
Statements of Cash Flows - Statutory Basis   ELIC - F-9
Notes to Financial Statements - Statutory Basis   ELIC - F-11

Report of Independent Auditors

Board of Directors and Stockholder
Equitable Life Insurance Company of Iowa

We have audited the accompanying statutory basis balance sheets of Equitable Life Insurance Company of Iowa ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Iowa Department of Regulatory Agencies of the State of Iowa, Iowa Insurance Division, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Equitable Life Insurance Company of Iowa at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Life Insurance Company of Iowa at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL, as adopted by the Iowa Insurance Division.

/s/ Ernst & Young LLP

March 21, 2003

Equitable Life Insurance Company of Iowa

Balance Sheets - Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$2,925,958**	$2,628,098
Preferred stocks	**441**	490
Common stocks	**120,285**	306
Subsidiaries	**811,079**	761,039
Mortgage loans	**859,953**	842,253
Real estate, less accumulated depreciation		
(2002 - $339, 2001 - $531)	**3,651**	5,254
Policy loans	**130,790**	139,826
Other invested assets	**180,117**	266,358
Cash and short-term investments	**25,102**	67,592
Total cash and invested assets	**5,057,376**	4,711,216
Deferred and uncollected premiums, less loading		
(2002 - $785, 2001 - $751)	**64,607**	5,736
Accrued investment income	**43,330**	40,604
Reinsurance balances recoverable	**785**	1,020
Data processing equipment, less accumulated		
depreciation (2002 - $5,459, 2001 - $3,243)	**186**	373
Indebtedness from related parties	**107,057**	29,687
Federal income tax recoverable, including a deferred		
tax asset (2002 - $15,601, 2001 - $6,976)	**50,531**	34,688
Separate account assets	**959,377**	1,406,693
Other assets	**303,168**	273,482
Total admitted assets	**$6,586,417**	$6,503,499

Equitable Life Insurance Company of Iowa

Balance Sheets - Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$4,015,244**	$3,580,706
Deposit type contracts	**189,296**	152,193
Policyholders' funds	**310**	282
Dividends payable	**23,795**	24,385
Unpaid claims	**2,227**	8,122
Total policy and contract liabilities	**4,230,872**	3,765,688
Accounts payable and accrued expenses	**26,439**	26,012
Indebtedness to related parties	**66,200**	21,091
Asset valuation reserve	**25,738**	26,060
Interest maintenance reserve	**13,573**	17,123
Borrowed money	**148,996**	135,948
Other liabilities	**(14,220)**	66,062
Separate account liabilities	**959,377**	1,406,693
Total liabilities	**5,456,975**	5,464,677
Capital and surplus:		
Common stock: authorized -- $1.00 par value; authorized 7,500,000 shares, issued and outstanding 5,000,300 shares	**5,000**	5,000
Additional paid-in capital	**1,215,324**	700,324
Unassigned (deficit) surplus	**(90,882)**	333,498
Total capital and surplus	**1,129,442**	1,038,822
Total liabilities and capital and surplus	**$6,586,417**	$6,503,499

Equitable Life Insurance Company of Iowa

Statements of Operations - Statutory Basis

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$ 1,832,175**	$ 2,645,375
Policy proceeds and dividends left on deposit	**1,840**	1,263
Net investment income	**228,150**	232,779
Amortization of interest maintenance reserve	**(2,570)**	2,299
Commissions, expense allowances and reserve		
adjustments on reinsurance ceded	**(80)**	91
Other income	**23,058**	41,581
Total premiums and other revenues	**2,082,573**	2,923,388
Benefits paid or provided:		
Death benefits	**44,630**	41,922
Annuity benefits	**119,150**	103,305
Surrender benefits	**638,053**	464,583
Interest on policy or contract funds	**6,192**	7,043
Other benefits:	**7,209**	6,906
Life contract withdrawals	**47,009**	49,110
Increase in life, annuity, and accident and		
health reserves	**1,186,223**	2,055,065
Net transfers from separate accounts	**(135,686)**	(98,628)
Total benefits paid or provided	**1,912,780**	2,629,306
Insurance expenses:		
Commissions	**157,842**	205,363
General expenses	**45,159**	81,288
Insurance taxes, licenses and fees, excluding		
federal income taxes	**3,801**	9,080
Total insurance expenses	**206,802**	295,731
Loss from operations before policyholder dividends,		
federal income taxes and net realized capital losses	**(37,009)**	(1,649)

Equitable Life Insurance Company of Iowa

Statements of Operations - Statutory Basis (continued)

| | Year Ended December 31 | |
	2002	2001
	(In Thousands)	
Dividends to policyholders	**23,406**	25,228
Loss from operations before federal income taxes and net realized capital losses	**(60,415)**	(26,877)
Federal income taxes	**38,715**	(1,605)
Loss from operations before net realized capital losses	**(99,130)**	(25,272)
Net realized capital losses net of income taxes 2002 - $(10,288); 2001 - $ (7,441) and excluding net transfers to the interest maintenance reserve 2002 - $3,295; 2001 - $3,720	**(20,665)**	(37,807)
Net loss	**$(119,795)**	$(63,079)

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Statements of Changes in Capital and Surplus - Statutory Basis

	Year Ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 5,000**	$ 5,000
Paid-in and contributed surplus:		
Balance at beginning and end of year	**700,324**	248,743
Capital contributions	**515,000**	451,581
Balance at end of year	**$1,215,324**	$ 700,324
Unassigned deficit:		
Balance at beginning of year	**333,498**	344,924
Net loss	**(119,795)**	(63,079)
Change in net unrealized capital gains or losses	**(307,450)**	35,976
Change in nonadmitted assets	**(58,477)**	65,659
Change in asset valuation reserve	**322**	12,378
Change in net deferred income tax excluding tax effect of non admitted assets	**61,020**	30,125
Change in accounting principle, net of tax	**--**	(6,073)
Transfer of prepaid pension assets	**--**	(87,412)
Cession of existing risks, net of tax	**--**	1,000
Balance at end of year	**$ (90,882)**	$ 333,498
Total capital and surplus	**$1,129,442**	$1,038,822

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Statements of Cash Flows - Statutory Basis

	Year Ended December 31	
	2002	2001
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$1,775,113**	$2,647,810
Net investment income received	**274,233**	243,697
Commission and expense allowances received on reinsurance ceded	**(54)**	91
Benefits paid	**(862,628)**	(673,320)
Net transfers to separate accounts	**148,848**	111,689
Insurance expenses paid	**(199,451)**	(274,085)
Dividends paid to policyholders	**(23,568)**	(25,413)
Federal income taxes paid	**(45,836)**	71,450
Net other (expenses) revenues	**(697,081)**	41,873
Net cash provided by operations	**369,576**	2,143,792
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**3,559,637**	2,401,946
Preferred stocks	**357**	11,844
Common stocks	**103,451**	61,428
Mortgage loans	**2,241**	--
Other invested assets	**51,647**	6,951
Miscellaneous proceeds	**84,561**	1,989
Net tax on capital gains	**--**	(7,441)
Net proceeds from sales, maturities, or repayments of investments	**3,801,894**	2,476,717
Cost of investments acquired:		
Bonds	**3,938,840**	2,938,801
Preferred stocks	**556,492**	451,581
Mortgage loans	**121,122**	179,837
Other invested assets	**844**	3,835
Miscellaneous applications	**106,945**	--
Total cost of investments acquired	**4,724,243**	3,574,054
Net decrease (increase) in policy loans	**(9,656)**	1,185
Net cash used in investment activities	**(912,693)**	(1,098,522)

ELIC - F-9

Equitable Life Insurance Company of Iowa

Statements of Cash Flows - Statutory Basis (continued)

	Year Ended December 31	
	2002	**2001**
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**506,300**	446,508
Borrowed money	**13,008**	13,660
Premium and other deposit-type funds	**20,799**	(21,565)
Other (uses) sources	**(39,480)**	(1,699,700)
Net cash provided by (used in) financing and miscellaneous activities	**500,627**	(1,261,097)
Net (decrease) increase in cash and short-term investments	**(42,490)**	(215,827)
Cash and short-term investments:		
Beginning of year	**67,592**	283,419
End of year	**$ 25,102**	$ 67,592

See accompanying notes -- statutory basis.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Equitable Life Insurance Company of Iowa (the Company) is domiciled in Iowa and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company offers various insurance products including deferred and immediate annuities, variable annuities, and interest sensitive and traditional life insurance. These products are marketed by the Company's career agency force, independent insurance agents, broker/dealers, and financial institutions. The Company's primary customers are individuals. The Company is presently licensed in 49 states, the District of Columbia and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Iowa (Iowa Insurance Division), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (Continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (Continued)

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Iowa Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

1. Nature of Operations and Significant Accounting Policies (continued)

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value. Nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost with the exception of the S&P Options. The S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Rollover dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial Methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 10%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating. For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the State of Iowa is $246,911,000 at December 31, 2002. The amount of reserves for policies on which gross premiums are less than the net premiums deficiency reserves is $1,617,000 at December 31, 2002.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Guaranteed Minimum Death Benefits

Guaranteed minimum death benefits ("GMDB") are features offered with a variable annuity contract that provide a minimum level of proceeds, regardless of account balance, in the event of the policyholder's death. The GMDB can either remain constant or increase, depending on the underlying guarantee. The GMDB features of many companies' variable annuity contracts contain a "dollar-for-dollar" withdrawal provision, which provides for a reduction in the GMDB on a dollar-for-dollar basis when a partial withdrawal occurs.

As a result of the equity market performance over the past several years, a number of variable annuity policies could have account values that are less than the GMDB. A policy holder with a sizeable minimum death benefit and a policy with a dollar-for-dollar withdrawal provision could withdraw all but a required minimal account value or transfer a portion of their variable annuity contract to another carrier, while maintaining a significant GMDB.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Guaranteed Minimum Death Benefits (continued)

For Statutory reserves, Actuarial Guideline 33, "DETERMINING CARVM RESERVES FOR ANNUITY CONTRACT WITH ELECTIVE BENEFITS" (AG 33), defines the methodology and assumptions that are to be used to determine the minimum statutory reserves for annuity contracts. The purpose of Actuarial Guideline 34, "VARIABLE ANNUITY MINIMUM GUARANTEED DEATH BENEFIT RESERVES" (AG 34) is "to interpret the standards for the valuation of reserves for Minimum Guaranteed Death Benefits included in variable annuity contracts."

There is currently discussion whether AG 34 supersedes AG 33 when calculating the GMDB reserves or whether AG 33 and AG 34 should be applied jointly. Given the inherent ambiguity and controversy as to whether AG 34 supersedes AG 33 or whether AG 33 and AG 34 both apply in determining the appropriate reserves, and given the heightened interest of rating agencies regarding this issue, the Company has performed an initial assessment of its potential exposure related to GMDB's under the dollar-for-dollar features of its variable annuity products. The difference in interpretation as to the appropriate integration of AG 33 and AG 34 computational guidance could result in higher statutory reserve balances of approximately $35,000,000 as of December 31, 2002. The Company has a wholly owned insurance subsidiary in which the difference in interpretation could result in higher reserve balances of approximately $85,000,000 as of December 31, 2002.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful lives of the assets.

Participating Issuance

Participating business approximates less than 11% of the Company's ordinary life insurance in force and 2% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $23,406,000 and $25,228,000 were incurred 2002 and 2001, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**157,392**	94,807
Agents' debit balances	**253**	705
Furniture and equipment	**4,337**	6,411
Leasehold improvements	**1,033**	--
Deferred and uncollected premium	**426**	372
Commuted commission	**1,108**	--
Suspense debts	**3,586**	5,135
Other	**231**	2,459
Total nonadmitted assets	**$168,366**	$109,889

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets (continued)

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,253,710,000 and repaid $1,253,710,000 in 2002, and borrowed $784,500,000 and repaid $784,500,000 during, 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $204,000 and $1,646,000 during 2002 and 2001, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Iowa. The Iowa State Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency in under the Iowa Insurance Laws. The National Association of Insurance Commissioners' (NAIC) ACCOUNTING PRACTICES AND PROCEDURES MANUAL has been adopted as a component of prescribed or permitted practices by the state of Iowa. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Iowa Insurance Division. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL subject to any deviations prescribed or permitted by the State of Iowa insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned surplus, by $6,073,000 as of January 1, 2001. Included in this total adjustment is a reduction in unassigned funds of approximately $12,670,000 related to guaranty funds, post retirement benefits and other assessments and an increase in unassigned funds of approximately $6,597,000 related to mortgage loans and bonds.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,605	$ 643	$ --	$ 7,248
States, municipalities, and political subdivisions	248	11	--	259
Foreign government	172,130	12,466	4,538	4,538
Public utilities securities	185,449	8,495	3,681	190,263
Corporate securities	1,324,320	85,202	12,026	1,397,496
Mortgage-backed securities	874,791	38,253	20,820	892,224
Other structured securities	363,055	22,346	19,667	365,734
Total fixed maturities	2,926,598	167,416	60,732	3,033,282
Preferred stocks	441	--	--	441
Common stocks	120,051	234	--	120,285
Total equity securities	120,492	234	--	120,726
Total	$3,047,090	$167,650	$60,732	$3,154,008

4. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 35,463	$ 306	$ 730	$ 35,039
States, municipalities, and political subdivisions	248	--	1	147
Foreign government	111,157	3,952	3,077	112,032
Public utilities securities	103,304	1,839	4,541	100,602
Corporate securities	1,130,256	37,173	22,792	1,144,637
Mortgage-backed securities	873,372	27,484	17,543	883,313
Other structured securities	374,298	13,007	20,626	366,679
Total fixed maturities	2,628,098	83,761	69,310	2,642,549
Preferred stocks	490	--	--	490
Common stocks	306	--	--	306
Total equity securities	796	--	--	796
Total	$2,628,894	$83,761	$69,310	$2,643,345

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 16,683**	**$ 16,833**
Due after 1 year through 5 years	**499,720**	**530,636**
Due after 5 years through 10 years	**863,485**	**909,340**
Due after 10 years	**308,864**	**318,514**
	1,688,752	**1,775,323**
Mortgage-backed securities	**874,791**	**892,225**
Other structured securities	**363,055**	**365,734**
Total	**$2,926,598**	**$3,033,282**

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $3,809,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$2,926,598**	$2,628,098
Less nonadmitted bonds	**(640)**	--
Carrying value	**$2,925,958**	$2,628,098

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $1,740,357,000 and $797,331,000 in 2002 and 2001, respectively. Gross gains of $37,919,000 and $22,517,000 and gross losses of $36,614,000 and $10,345,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Equity securities - affiliated	**$ 35**	$ 351
Equity securities - unaffiliated	**--**	26,000
Bonds	**230,384**	205,052
Mortgage loans	**65,648**	62,637
Contract loans	**7,840**	7,844
Real estate	**757**	362
Other	**(58,410)**	(51,849)
Total investment income	**246,254**	250,397
Investment expenses	**(18,104)**	(17,618)
Net investment income	**$228,150**	$232,779

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$47,317**	$14,909

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $95,801,000 at December 31, 2002. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $95,936,000 at December 31, 2002. The securities have a weighted average coupon of 5.6% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. At December 31, 2002 the amount due on these agreements included in borrowed money is $3,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $3,176,000. The securities have a weighted average coupon of 6.0% and have a maturity of November 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 3.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

4. Investments (continued)

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 81.9% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages as of December 31, 2002 is $23,000.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001

	Notional Amount	Carrying Value	Fair Value
December 31, 2002	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 266,098	$ --	$ (4,428)
Caps owned	743,000	2,508	908
Options owned	856,438	30,325	30,325
Total derivatives	$1,865,536	$32,833	$26,805

	Notional Amount	Carrying Value	Fair Value
December 31, 2001	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 50,000	$ 69	$ 2
Caps owned	1,115,000	2,547	2,256
Options owned	762,920	60,495	45,720
Total derivatives	$1,927,920	$63,111	$47,978

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $215,727,000 and $251,252,000 and with an aggregate market value of $200,968,000 and $236,887,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.4% of the Company's investments in bonds and 3.37% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $68,548,000 and $196,630,000 with an aggregate NAIC market value of $73,861,000 and $199,043,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 2.3% of the Company's investment in bonds and 1.0% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (17.7%) and Texas (8%). The remaining commercial mortgages relate to properties located in 38 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $17,353,000.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002 Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$1,538,465	34%
At book value less surrender charge	846,121	18
At fair value	1,079,649	23
Subtotal	3,464,235	75%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	447,961	10
Not subject to discretionary withdrawal	664,896	15
Total annuity reserves and deposit fund liabilities -- Before reinsurance	4,577,092	100%
Less reinsurance ceded	559,044	
Net annuity reserves and deposit fund liabilities	$4,018,048	

	December 31, 2001 Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$1,329,562	30%
At book value less surrender charge	718,764	16
At fair value	1,365,750	30
Subtotal	3,414,076	76
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	452,336	10
Not subject to discretionary withdrawal	653,795	14
Total annuity reserves and deposit fund liabilities before reinsurance	4,520,207	100%
Less reinsurance ceded	542,676	
Net annuity reserves and deposit fund liabilities	$3,977,531	

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Effective December 31, 2001, the qualified noncontributory defined benefit retirement plans of the Company and certain other US subsidiaries of ING AIH were merged into one plan which is recognized in ING AIH's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan ("SERP").

The Company also provides certain health care and life insurance benefits for retired employees.

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in plan assets				
Fair value of plan assets at beginning of year	$ --	$151,069	$ --	$ --
Actual return on plan assets	--	(7,383)	--	--
Employer contribution	301	199	471	383
Plan participants' contributions	--	--	376	234
Benefits paid	(301)	(5,086)	(847)	(617)
Business combinations, divestitures, and settlements	--	(138,799)	--	--
Fair value of plan assets at end of year	$ --	$ --	$ --	$ --
Funded status				
Unamortized prior service cost (credit)	318	346	746	844
Unrecognized net (gain) or loss	3,715	(2,539)	(2,566)	885
Remaining net obligation at initial date of application	(31)	(33)	--	(3,341)
Accrued liabilities	(12,117)	(10,789)	(4,874)	(3,771)
Net liability recorded	$ (8,115)	$(13,015)	$(6,694)	$(5,383)

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$13,015**	$73,510	**$5,383**	$7,452
Service cost	**546**	1,820	**210**	211
Interest cost	**1,008**	5,643	**400**	564
Contribution by plan participants	**--**	--	**376**	234
Actuarial gain (loss)	**(6,153)**	5,767	**373**	(2,811)
Benefits paid	**(301)**	(5,085)	**(847)**	(618)
Plan amendments	**--**	(114)	**799**	--
Business combinations, divestitures, curtailments, settlements and special termination benefits	**--**	(68,526)	**--**	351
Benefit obligation at end of year	**$ 8,115**	$13,015	**$6,694**	$5,383

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Components of net periodic benefit cost				
Service cost	**$ 546**	$ 1,820	**$ 210**	$ 212
Interest cost	**1,008**	5,643	**400**	565
Expected return on plan assets	**--**	(13,750)	**--**	--
Amortization of recognized transition obligation or transition asset	**2**	(2,452)	**304**	304
Amount of recognized gains and losses	**100**	**--**	**(42)**	109
Amount of prior service cost recognized	**(28)**	--	**701**	(98)
Amount of gain or loss recognized due to a settlement or curtailment	**--**	--	**--**	351
Total net periodic benefit cost	**$1,628**	$(8,739)	**$1,573**	$1,443

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

In addition, the Company has a pension benefit obligation and another benefits obligation for non-vested employees as of December 31, 2002 and 2001 in the amount of $682,000 and $842,000, and $2,633,000 and $1,708,000 (OPEB obligation), respectively.

Assumptions used in determining the accounting for the defined benefit plans and other post-retirement benefit plans as of December 31, 2002 and 2001 were as follows:

	2002	2001
Weighted-average discount rate	**6.75%**	7.50%
Rate of increase in compensation level	**3.75%**	4.50%
Expected long-term rate of return on assets	**9.00%**	9.25%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5.0% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $1,159,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $1,139,000.

401(k) Plan

The Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $11,000 for 2002 and $10,500 for 2001. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were $681,000 and $522,000 for 2002 and 2001, respectively.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31	
	2002	**2001**
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	**$ 33,970**	$ 52,388
Transfers from separate accounts	**169,689**	151,018
Net transfers to separate accounts	**(135,719)**	(98,630)
Reconciling adjustments:		
Miscellaneous transfers	**33**	2
Transfers as reported in the Statement of Operations	**$(135,686)**	$(98,628)

	December 31	
	2002	**2001**
	(In Thousands)	
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	**$ --**	$ --
At book value without market value adjustment less current surrender charge of 5% or more	**931,533**	1,365,751
At market value	**--**	--
At book value without market value adjustment less current surrender charge of less than 5%	**--**	--
Subtotal	**--**	--
Not subject to discretionary withdrawal	**--**	--
Total separate account reserves	**$931,533**	$1,365,751

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $500,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1,299,151,000 and $2,113,275,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$ 4,833**	$ 4,080
Benefits paid or provided	**7,821**	8,023
Policy and contract liabilities at year end	**$586,918**	$592,643

During 2002 and 2001, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

11. Federal Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse the Company for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The components of the net deferred tax asset/(liability) at December 31 are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Total gross deferred tax assets	**$162,399**	$102,914
Total deferred tax liabilities	**(5,007)**	(6,542)
Net deferred tax asset	**157,392**	96,372
Deferred tax asset non-admitted	**(157,392)**	(94,807)
Net admitted deferred tax asset	**--**	1,565
(Increase) in nonadmitted asset	**$(62,585)**	$(28,560)

Current income taxes incurred consist of the following major components:

	December 31	
	2002	**2001**
	(In Thousands)	
Federal taxes on stand alone operations	**$(17,296)**	$(1,605)
Federal taxes paid to affiliates under tax sharing agreement	**67,278**	--
Consolidated operations loss carryback utilized	**(11,267)**	--
Total taxes on operations	**38,715**	(1,605)
Federal taxes on capital gains	**(1,559)**	7,441
Federal taxes paid to affiliates under tax sharing agreement	**3,896**	--
Consolidated capital loss carrybacks utilized	**(12,625)**	--
Total current taxes incurred	**$ 28,427**	$ 5,836

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Operations loss carryforwards	**$ 72,725**	$ --
Deferred acquisition costs	**30,319**	23,779
Investments	**19,753**	24,545
Insurance reserves	**19,428**	36,376
Policyholder dividends	**8,328**	8,535
Nonadmitted assets	**3,709**	4,886
Unrealized loss on investments	**704**	288
Other	**7,433**	4,505
Total deferred tax assets	**162,399**	102,914
Deferred tax assets non-admitted	**(157,392)**	(94,807)
Admitted deferred tax assets	**5,007**	8,107
Deferred tax liabilities resulting from book/tax differences in:		
Due & deferred premiums	**2,488**	2,410
Fixed assets	**2,164**	3,516
Other	**355**	616
Total deferred tax liabilities	**5,007**	6,542
Net admitted deferred tax asset	**$ --**	$ 1,565

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	**2001**	**Change**
	(In Thousands)		
Total deferred tax assets	**$162,399**	$102,914	$59,485
Total deferred tax liabilities	**5,007**	6,542	(1,535)
Net deferred tax asset	**$157,392**	$ 96,372	61,020
Tax effect of items in surplus:			
Unrealized gains (losses)			(416)
Change in non-admitted assets			1,191
Change in net deferred income tax			$61,795

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

11. Federal Income Taxes (continued)

The provision for federal income tax expense and change in deferred taxes differs from the amount obtained applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	$(60,415)
Capital gains (losses)	(37,073)
Total pre-tax book income	$(97,488)
Provision computed at statutory rate	$(34,121)
Interest maintenance reserve	900
Other	(147)
Total	$(33,368)
Federal income taxes incurred	$ 28,427
Change in net deferred income taxes	(61,795)
Total statutory income taxes	$(33,368)

The amount of federal income taxes incurred that will be available for recoupment in event of future net losses is $12,514,000 from 2001.

The Company has operations loss carryforwards of $207,784,000 which expire in 2017.

The Company has a receivable from United States Treasury of $52,531,000 and $34,688,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $14,388,000 at December 31, 2002. However, if such taxes were assessed, the amount of the taxes payable would be $5,036,000. No deferred tax liabilities are recognized related to the PSA.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

12. Investment in and Advances to Subsidiaries

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock	**$811,079**	$761,038
(Payable) receivable from subsidiaries	**2,102**	2,445

Summarized financial information for these subsidiaries is as follows:

	2002	**2001**
	In Thousands	
Revenues	**$ 7,929,991**	$ 5,911,580
Income before net realized gains on investments	**(235,729)**	(75,842)
Net loss	**(277,136)**	(126,933)
Admitted assets	**24,301,380**	20,556,877
Liabilities	**23,490,301**	19,795,838

13. Capital and Surplus

Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus which is the lower of $5,000,000 or risk based capital. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Iowa Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$2,925,958	$3,033,282	$2,628,098	$2,642,549
Preferred stocks	441	441	490	490
Unaffiliated common stocks	285	285	306	306
Mortgage loans	859,953	943,421	842,243	875,493
Policy loans	130,790	130,790	139,826	139,826
Derivative securities	32,833	26,805	63,111	47,978
Short-term investments	19,971	19,971	53,000	53,000
Cash	5,131	5,131	14,592	14,592
Investment in surplus notes	135,000	191,228	185,000	268,149
Indebtedness from related parties	107,057	107,056	29,867	29,867
Separate account assets	959,377	959,377	1,406,693	1,406,693
Receivable for securities	207	207	3,950	3,950

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Liabilities:				
Individual and group annuities	2,852,482	2,794,933	2,611,782	2,439,374
Deposit type contract	189,296	190,706	152,194	152,194
Policyholder funds	26,333	26,333	26,893	26,893
Indebtedness to related parties	66,200	66,200	21,091	21,091
Separate account liabilities	959,377	959,377	1,406,693	1,406,693
Payable for securities	--	--	56,485	56,485

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed Maturities and Equity Securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $3,945,966,000 and $3,402,211,000 respectively.

Mortgage Loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative Financial Instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment In Surplus Notes: Estimated fair values for investments in surplus notes are generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

14. Fair Values of Financial Instruments (continued)

Guaranteed Investment Contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Other Investment-Type Insurance Contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company leases its home office space and certain other equipment under operating leases which expire through 2017. During the years ended December 31, 2002 and 2001, rent expense totaled $4,951,000 and $3,254,000, respectively. At December 31, 2002 minimum rental payments due under all non-cancelable operating leases are: 2003- $5,268,000, 2004 - $5,324,000, 2005 - $5,324,000, 2006 - $5,324,000, 2007 - $5,135,000 and $47,414,000 thereafter.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

16. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $100,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $171,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

16. Financing Agreements (continued)

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $16,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

17. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $10,395,000 and $9,730,000 for the year ended December 31, 2002 and 2001, respectfully.

Inter-Insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received (paid) under these agreements was $3,292,000 and $16,610,000 for the year ended December 31, 2002 and 2001, respectfully.

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING AIH, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, the Company and ING AIH can borrow up to $104,000,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $170,000 and interest income of $615,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to ING AIH and $0 receivable from ING AIH.

17. Related Party Transactions (continued)

Affiliates (continued)

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement With ING Financial Adviser, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Subsidiaries

The Company owns, as of December 31, 2002, the capital stock of, valued on the equity basis, USG Annuity and Life Insurance Company (an Oklahoma domestic insurer) and Golden American Life Insurance Company (a Delaware domestic insurer).

Equitable Life Insurance Company of Iowa

Notes to Financial Statements -- Statutory Basis (continued)

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $3,465,000 and $3,759,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $473,000 and $771,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

19. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company met the RBC requirements.

Equitable Life Insurance Company of Iowa

Financial Statements - Statutory Basis

Period Ended September 30, 2003

CONTENTS

Unaudited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis .... ELIC - 9/30/03 F-2
Statements of Operations - Statutory Basis .... ELIC - 9/30/03 F-3
Statements of Changes in Capital and Surplus - Statutory Basis ... ELIC - 9/30/03 F-4
Statements of Cash Flows - Statutory Basis .... ELIC - 9/30/03 F-5

Equitable Life Insurance Company of Iowa
Balance Sheet - Statutory Basis

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 3,658,954
Preferred stocks	441
Common stocks	1,232,540
Mortgage loans	950,456
Real Estate	2,968
Policy loans	127,934
Other invested assets	251,805
Cash and short -term investments	149,468
Total cash and invested assets	6,374,566
Deferred and uncollected premiums	4,954
Accrued investment income	48,458
Reinsurance balances recoverable	5,797
Data processing equipment	92
Indebtedness from related parties	34,330
Federal income tax recoverable	19,328
Separate account assets	980,432
Other assets	376,094
Total admitted assets	$ 7,844,051
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	4,639,169
Deposit type contracts	620,616
Policyholders' funds	301
Dividend payable	16,935
Unpaid claims	3,445
Total policy and contract liabilities	5,280,466
Accounts payable and accrued expenses	28,110
Indebtedness to related parties	50,703
Interest maintenance reserve	25,466
Asset valuation reserve	33,398
Borrowed money	207,767
Other liabilities	65,941
Separate account liabilities	980,432
Total liabilities	6,672,283
Capital and surplus:	
Common stock	5,000
Additional paid-in capital	1,236,632
Unassigned surplus	(69,864)
Total capital and surplus	1,171,768
Total liabilities and capital and surplus	$ 7,844,051

Equitable Life Insurance Company of Iowa
Statements of Operations - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,465,594	$ 1,459,082
Policy proceeds and dividends left on deposit	1,615	1,528
Net investment income	219,545	159,853
Amortization of interest maintenance reserve	(1,996)	(1,694)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	56	393
Other income	13,255	24,526
Total premiums and other revenues	1,698,069	1,643,688
Benefits paid or provided:		
Death benefits	33,945	33,338
Annuity benefits	85,821	100,014
Surrender benefits	512,112	500,073
Interest on policy or contract funds	7,410	4,897
Other benefits	121	1,469
Life contract withdrawals	4,608	4,625
Change in life, annuity, and accident and health reserves	344,825	410,507
Net transfers to separate accounts	(95,353)	(100,078)
Total benefits paid or provided	893,489	954,845
Insurance expenses:		
Commissions	128,805	118,638
General expenses	41,281	36,435
Insurance taxes, licenses and fees, excluding federal income taxes	1,933	3,201
Other	629,060	598,866
Total insurance expenses	801,079	757,140
Gain (loss) from operations before policyholder dividends, federal income taxes and net realized capital losses	3,501	(68,298)
Dividends to policyholders	9,272	17,618
Gain (loss) from operations before federal income taxes and net realized capital losses	(5,771)	(85,916)
Federal income taxes	(2,842)	27,581
Gain from operations before net realized capital losses	(2,929)	(113,497)
Net realized capital gains or (losses), net of income taxes 2003 - $3,633; 2002 - $(6,927) and excluding net transfers to the interest maintenance reserve 2003- $4,307; 2002- $1,856	(17,564)	(19,005)
Net income (loss)	$ (20,493)	$ (132,502)

Equitable Life Insurance Company of Iowa
Statements of Changes in Capital and Surplus - Statutory Basis

	Nine months ended September 30,	
	2003	**2002**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 5,000	$ 5,000
Paid-in and contributed surplus:		
Balance at beginning of year	1,236,632	721,632
Capital contributions	-	195,000
Balance at end of year	1,236,632	916,632
Unassigned surplus:		
Balance at beginning of year	(97,422)	329,096
Net income	(20,493)	(132,502)
Change in net unrealized capital gains or losses	54,643	(297,737)
Change in nonadmitted assets	(12,433)	20,696
Change in asset valuation reserve	(7,274)	4,783
Change in net deferred income tax	13,115	(10,971)
Balance at end of year	(69,864)	(86,635)
Total capital and surplus	$ 1,171,768	$ 834,997

Equitable Life Insurance Company of Iowa
Statements of Cash Flows - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,462,703	$ 1,450,381
Net investment income received	263,891	254,823
Commission and expense allowances received on reinsurance ceded	-	393
Benefits paid	(729,890)	(643,942)
Net transfers to separate accounts	98,088	114,056
Insurance expenses paid	(778,614)	(151,228)
Dividends paid to policyholders	(15,966)	(17,942)
Federal income taxes (paid) received	28,915	(57,692)
Net other (expenses) revenues	14,300	(573,936)
Net cash provided by operations	343,427	374,913
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	3,039,822	2,688,381
Stocks	-	357
Mortgage loans	132,417	66,595
Real estate	750	491
Other invested assets	828	52,576
Miscellaneous proceeds	66,555	(20,336)
Net gains or (losses) on cash and short-term investments	(169)	-
Net tax on capital gains	-	6,927
Net proceeds from sales, maturities, or repayments of investments	3,240,203	2,794,991
Cost of investments acquired:		
Bonds	3,535,481	3,147,911
Preferred stocks	246,024	245,192
Mortgage loans	218,253	51,840
Other invested assets	460	804
Miscellaneous applications	73,382	28,163
Total cost of investments acquired	4,073,600	3,473,910
Net increase (decrease) in policy loans	2,857	(9,373)
Net cash used in investment activities	(830,540)	(669,546)
Financing and miscellaneous activities		
Cash provided (used):		
Capital and surplus paid-in	-	195,000
Borrowed money	58,771	48,416
Net deposits on deposit-type contract funds	430,415	(822)
Other sources	119,393	12,406
Net cash provided by financing and miscellaneous activities	608,579	255,000
Net change in cash and short-term investments	121,466	(39,633)
Cash and short-term investments:		
Beginning of year	28,002	85,403
End of year	$ 149,468	$ 45,770

United Life & Annuity Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors   ULA - F-2

Audited Financial Statements - Statutory Basis
Balance Sheets - Statutory Basis   ULA - F-4
Statements of Operations - Statutory Basis   ULA - F-6
Statements of Changes in Capital and Surplus - Statutory Basis   ULA - F-8
Statements of Cash Flows - Statutory Basis   ULA - F-9
Notes to Financial Statements - Statutory Basis   ULA - F-10

Report of Independent Auditors

Board of Directors and Stockholder
United Life & Annuity Insurance Company

We have audited the accompanying statutory basis balance sheets of United Life & Annuity Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Iowa (Iowa Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of United Life & Annuity Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Life & Annuity Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Iowa Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Iowa Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

United Life & Annuity Insurance Company

Balance Sheets − Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$608,870**	$673,753
Common stocks	**10**	145
Subsidiary	**25**	25
Mortgage loans	**34,829**	31,004
Real estate, properties held for sale	**--**	37
Policy loans	**933**	1,028
Other invested assets	**13,908**	8,323
Cash and short-term investments	**14,741**	18,299
Total cash and invested assets	**673,316**	732,614
Deferred and uncollected premiums	**(30)**	--
Accrued investment income	**8,523**	10,002
Reinsurance balances recoverable	**112**	--
Indebtedness from related parties	**--**	19
Federal income tax recoverable, including a deferred tax asset of $5,385	**6,791**	4,761
Separate account assets	**64,410**	103,520
Other assets	**375**	117
Total admitted assets	**$753,497**	$851,033

United Life & Annuity Insurance Company

Balance Sheets – Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$586,755**	$655,796
Deposit type contracts	**14,926**	16,982
Unpaid claims	**25**	--
Total policy and contract liabilities	**601,706**	672,778
Interest maintenance reserve	**188**	--
Accounts payable and accrued expenses	**1,485**	2,369
Indebtedness to related parties	**1,634**	926
Asset valuation reserve	**5,743**	8,652
Other liabilities	**(2,875)**	(3,851)
Separate account liabilities	**64,410**	103,520
Total liabilities	**672,291**	784,394
Capital and surplus:		
Common stock: authorized -- 4,200,528 shares of $2.00 par value, 4,200,528 issued and outstanding	**8,401**	8,401
Additional paid-in capital	**41,241**	41,241
Unassigned surplus	**31,564**	16,997
Total capital and surplus	**81,206**	66,639
Total liabilities and capital and surplus	**$753,497**	$851,033

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Operations – Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$1,228**	$2,205
Policy proceeds and dividends left on deposit	**205**	217
Net investment income	**44,256**	55,342
Amortization of interest maintenance reserve	**1,656**	922
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**502**	643
Other income	**1,598**	4,052
Total premiums and other revenues	**$49,445**	$63,381
Benefits paid or provided:		
Annuity benefits	**20,309**	25,765
Surrender benefits	**100,443**	150,071
Interest on policy or contract funds	**598**	(2,997)
Other benefits	**25**	--
Life contract withdrawals	**1,170**	596
Decrease in life, annuity, and accident and health reserves	**(69,041)**	(112,483)
Net transfers from separate accounts	**(17,382)**	(18,868)
Total benefits paid or provided	**36,122**	42,084
Insurance expenses:		
Commissions	**611**	695
General expenses	**1,877**	3,649
Insurance taxes, licenses and fees, excluding federal income taxes	**(536)**	231
Other	**4**	655
Total insurance expenses	**1,956**	5,230
	38,078	47,314

United Life & Annuity Insurance Company

Statements of Operations – Statutory Basis (continued)

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Gain from operations before federal income taxes and net realized capital (losses) gains	**$11,367**	$16,067
Federal income taxes	**(5,786)**	3,039
Gain from operations before net realized capital (losses) gains	**17,153**	13,028
Net realized capital (losses) gains net of income taxes 2002 -- ($3,926), 2001 -- $0 and excluding net transfers to the interest maintenance reserve 2002 -- ($2,310); 2001 -- ($5,545)	**(5,602)**	333
Net income	**$11,551**	$13,361

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Changes in Capital and Surplus -- Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 8,401**	$ 8,401
Additional paid-in capital:		
Balance at beginning and end of year	**41,241**	41,241
Unassigned surplus:		
Balance at beginning of year	**16,997**	(226)
Net income	**11,551**	13,361
Change in net unrealized capital gains or losses	**(1,396)**	1,927
Change in nonadmitted assets	**(5,406)**	7,268
Change in asset valuation reserve	**2,909**	(1,277)
Change in net deferred income tax	**7,388**	(505)
Change in accounting principle, net of tax	**--**	1,528
Other adjustments	**(479)**	(5,079)
Balance at end of year	**31,564**	16,997
Total capital and surplus	**$81,206**	$66,639

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Statements of Cash Flows -- Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$ 1,424**	$ 715
Net investment income received	**47,009**	55,810
Commission and expense allowances received on reinsurance ceded	**27**	643
Benefits paid	**(125,136)**	(173,108)
Net transfers from separate accounts	**19,650**	21,767
Insurance expenses paid	**(2,613)**	(4,891)
Federal income taxes received (paid)	**1,697**	(6,898)
Other revenues in excess of expenses	**1,252**	1,593
Net cash used in operations	**(56,690)**	(104,369)
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**697,696**	509,231
Common stocks	**--**	121
Mortgage loans	**3,117**	10,319
Real estate	**53**	--
Other invested assets	**82**	139
Net losses on cash & short term investments	**(262)**	(150)
Miscellaneous proceeds	**607**	(296)
Net proceeds from sales, maturities, or repayments of investments	**701,293**	519,364
Cost of investments acquired:		
Bonds	**632,726**	407,492
Mortgage loans	**7,078**	13,140
Real estate	**--**	280
Other invested assets	**229**	528
Miscellaneous applications	**9,273**	--
Total cost of investments acquired	**649,306**	421,440
Net decrease in policy loans	**95**	734
Net cash provided by investment activities	**$ 52,082**	$ 98,658

United Life & Annuity Insurance Company

Statements of Cash Flows -- Statutory Basis (continued)

	Year ended December 31	
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	$ --	$ 1,528
Borrowed money	--	4
Net deposits on deposit-type contract funds	(2,938)	(5,592)
Other sources	3,988	16,762
Net cash provided by financing and miscellaneous activities	1,050	12,702
Net (decrease) increase in cash and short-term investments	(3,558)	6,991
Cash and short-term investments:		
Beginning of year	18,299	11,308
End of year	$14,741	$18,299

See accompanying notes -- statutory basis.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis

1. Nature of Operations and Significant Accounting Policies

United Life & Annuity Insurance Company (the Company) is domiciled in Iowa and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The primary insurance products offered by the Company are annuity related. The Company also offers life and health insurance products, however all life and health business is ceded to other insurers. The Company is presently licensed in 47 states, the District of Columbia and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Iowa (Iowa Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Investments in real estate are reported net of related obligations rather than on a gross basis as under GAAP. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiary: The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Deferred Income Taxes Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amount due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

The Company's noninsurance subsidiary is carried at cost.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Real estate is reported at depreciated cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of joint ventures and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3.00% to 10.00%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**$12,176**	$5,639
Agents' debit balances	**22**	37
Disallowed Interest Maintenance Reserves	**--**	466
Other	**180**	830
Total nonadmitted assets	**$12,378**	$6,972

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $91,220,000 and repaid $91,220,000 in 2002 and borrowed $28,650,000 and repaid $28,650,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $13,000 and $14,000 during 2002 and 2001, respectively.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Iowa Insurance Department. The Iowa Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Iowa Insurance Laws. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Iowa . The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Iowa Department of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

3. Accounting Changes and Corrections of Errors

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Iowa insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $1,528,000 as of January 1, 2001.

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	**$112,154**	**$ 3,593**	**$ --**	**$115,747**
States, municipalities, and political subdivisions	**452**	**39**	**--**	**491**
Public utilities securities	**22,776**	**853**	**780**	**22,849**
Corporate securities	**288,160**	**12,781**	**1,452**	**299,489**
Mortgage-backed securities	**128,750**	**6,063**	**1,149**	**133,664**
Other structured securities	**32,357**	**330**	**6,202**	**26,485**
Commercial mortgage-backed securities	**24,221**	**1,465**	**62**	**25,624**
Total fixed maturities	**608,870**	**25,124**	**9,645**	**624,349**
Common stocks	**20**	**8**	**18**	**10**
Total equity securities	**20**	**8**	**18**	**10**
Total	**$608,890**	**$25,132**	**$9,663**	**$624,359**
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 83,712	$ 1,013	$ 662	$ 84,063
States, municipalities, and political subdivisions	430	22	--	452
Public utilities securities	1,392	58	--	1,450
Corporate securities	336,745	10,010	4,478	342,277
Mortgage-backed securities	184,916	6,257	2,031	189,142
Other structured securities	43,242	370	6,608	37,004
Commercial mortgage-backed securities	23,381	211	1,815	21,777
Total fixed maturities	673,818	17,941	15,594	676,165
Common stocks	67	120	42	145
Total equity securities	67	120	42	145
Total	$673,885	$18,061	$15,636	$676,310

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 45,649**	**$ 46,347**
Due after 1 year through 5 years	**176,154**	**184,182**
Due after 5 years through 10 years	**138,555**	**143,770**
Due after 10 years	**63,184**	**64,277**
	423,542	**438,576**
Mortgage-backed securities	**128,750**	**133,664**
Other structured securities	**32,357**	**26,485**
Commercial mortgage-backed securities	**24,221**	**25,624**
Total	**$608,870**	**$624,349**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $23,570,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$608,870**	$673,818
Less nonadmitted bonds	**--**	65
Carrying value	**$608,870**	$673,753

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $578,426,000 and $340,168,000 in 2002 and 2001, respectively. Gross gains of $14,407,000 and $9,174,000 and gross losses of $12,961,000 and $4,778,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Income:		
Bonds	$42,754	$53,574
Mortgage loans	2,617	2,683
Policy loans	27	7
Company-occupied property	--	40
Other	635	979
Total investment income	46,033	57,283
Investment expenses	1,777	1,941
Net investment income	$44,256	$55,342

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Investment purchase commitments	$558	$3,182

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.13% and 3.04%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 57.0% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

5. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $40,723,000 and $65,103,000 and with an aggregate market value of $40,582,000 and $60,181,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 6.69% of the Company's investments in bonds and 5.40% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $17,624,000 and $17,683,000 with an aggregate NAIC market value of $17,726,000 and $17,206,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 2.89% of the Company's investment in bonds and 2.34% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (50%) and Pennsylvania (14%). The remaining commercial mortgages relate to properties located in 10 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $6,430,000.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

6. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 890	-- %
At book value less surrender charge	94,326	14
At fair value	61,499	9
Subtotal	156,715	23
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	482,267	73
Not subject to discretionary withdrawal	25,543	4
Total annuity reserves and deposit fund liabilities before reinsurance	664,525	100%
Less reinsurance ceded	1,925	
Net annuity reserves and deposit fund liabilities	$662,600	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 701	-- %
At book value less surrender charge	130,812	17
At fair value	98,449	13
Subtotal	229,962	30
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	515,134	66
Not subject to discretionary withdrawal	28,311	4
Total annuity reserves and deposit fund liabilities before reinsurance	773,407	100%
Less reinsurance ceded	2,391	
Net annuity reserves and deposit fund liabilities	$771,016	

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

7. Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $408,000 and $1,022,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31,	
	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 408	$ 1,022
Transfers from separate accounts	17,790	19,908
Net transfers from separate accounts	(17,382)	(18,886)
Reconciling adjustments:		
Miscellaneous transfers	--	18
Transfers as reported in the Statement of Operations	$(17,382)	$(18,868)
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	$ --	$ --
At book value without market value adjustment less current surrender charge of 5% or more	--	--
At market value	61,500	98,450
At book value without market value adjustment less current surrender charge of less than 5%	--	--
Subtotal	61,500	98,450
Not subject to discretionary withdrawal	--	--
Total separate account liabilities	$61,500	$98,450

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

8. Reinsurance

The Company is involved in ceded reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	**2001**
	(In Thousands)	
Premiums	**$ 2,832**	$ 3,090
Benefits paid or provided	**6,101**	6,440
Policy and contract liabilities at year end	**91,095**	92,451

9. Federal Income Taxes

The Company files a separate Federal income tax return.

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Current income taxes incurred for the year ended December 31, consist of the following major components:		
Federal tax on operations	**$(5,786)**	$3,039
Federal tax on capital gains	**3,926**	--
Capital loss on carryovers utilized	**(675)**	--
Total current taxes incurred	**$(2,535)**	$3,039

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

9. Federal Income Taxes (continued)

The components of deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 1,096	$1,304
Insurance reserves	113	1,324
Investments	3,270	--
Capital loss carry forward	3,445	6,282
Present value of insurance in force	8,751	--
Unrealized loss on investments	1,019	5
Other	725	538
Total deferred tax assets	18,419	9,453
Deferred tax assets nonadmitted	12,175	5,640
Admitted deferred tax assets	$ 6,244	$3,813
Deferred tax liabilities resulting from book/tax differences in:		
Investments	$ 725	$ 295
Other	134	--
Total deferred tax liabilities	859	295
Net admitted deferred tax asset	$ 5,385	$3,518

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	2001	Change
	(In Thousands)		
Total deferred tax assets	$18,419	$9,453	$8,966
Total deferred tax liabilities	859	295	564
Net deferred tax asset	$17,560	$9,158	8,402
Tax effect of items in surplus:			
Nonadmitted assets			241
Unrealized losses			(1,014)
Change in net deferred income tax			$7,629

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

9. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory Federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	$ 11,367
Capital gains	634
Total pre-tax book income	$ 12,001
Provision computed at statutory rate	$ 4,200
Refinement of deferred tax balances	(14,813)
Interest maintenance reserve	(579)
Other	1,028
Total	$(10,164)
Federal income taxes incurred	$ (2,535)
Change in net deferred income taxes	(7,629)
Total statutory income taxes	$(10,164)

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $1,285,000 and $1,366,000 from 2002 and 2001 respectively.

The Company has a recoverable of $1,406,000 at December 31, 2002 and $3,976,000 at December 31, 2001 from the United States Treasury for federal income taxes.

The Company has capital loss carry forwards, which expire as follows:

Expiration Year	Amount
2005	$9,844,000

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

10. Investment in and Advances to Subsidiaries

The Company has one wholly owned noninsurance subsidiary at December 31, 2002, United Variable Services, Inc.

Amounts invested in and advanced to the Company's subsidiary is summarized as follows:

	December 31	
	2002	2001
	(In Thousands)	
Common stock (cost–$25,000 in 2002 and 2001)	**$25**	$25
(Payable) receivable from subsidiary	**--**	--

11. Capital and Surplus

Under Iowa insurance regulations, the Company is required to maintain a minimum total capital and surplus of $7,806,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Iowa Insurance Department is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

12. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$608,870	$624,349	$673,753	$676,101
Unaffiliated common stocks	10	10	145	145
Mortgage loans	34,829	39,729	31,004	29,900
Policy loans	933	933	1,028	1,028
Short-term investments	14,450	14,450	4,000	4,000
Cash	291	291	14,299	14,299
Indebtedness from related parties	--	--	19	19
Separate account assets	64,410	64,410	103,520	103,520
Receivable for securities	8,308	8,308	476	476
Liabilities:				
Individual and group annuities	578,170	575,913	646,841	675,314
Deposit type contract	14,926	14,939	16,982	17,907
Indebtedness to related parties	1,634	1,634	926	926
Separate account liabilities	64,410	64,410	103,520	103,520
Payable for securities	--	--	1,000	1,000

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

> *Cash and short-term investments:* The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

12. Fair Values of Financial Instruments (continued)

Fixed maturities and equity securities: The fair values for bonds and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2002 and 2001 is $611,948,000 and $676,788,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

13. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

14. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $3,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $50,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

15. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under this agreement were approximately $1,617,000 and $1,287,000 for the year ended December 31, 2002 and 2001, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts paid under these agreements were $384,000 and $816,000 for the year ended December 31, 2002 and 2001, respectively.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

15. Related Party Transactions (continued)

Reciprocal Loan Agreement: The Company has entered into a reciprocal or revolving loan agreement with ING America Insurance Holdings, Inc. ("ING AIH") a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires April 1, 2011, the Company and ING AIH can borrow up to $22,400,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at the rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the company incurred interest expense of $10,000 and interest income of $40,000 for the year ended December 31, 2002. At December 31, 2002, the company had $0 payable to ING AIH and $0 receivable from ING AIH.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $474,000 and $474,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $351,000 and $95,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

17. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

United Life & Annuity Insurance Company

Notes to Financial Statements -- Statutory Basis (continued)

18. Reconciliation to the Annual Statement

Subsequent to the filing of the 2001 Annual Statement, the Company discovered adjustments that were recorded in the 2001 audited financial statement but not the 2001 Annual Statement. During 2002, the Company corrected these adjustments in its Summary of Operations in the 2002 Annual Statement. As a result, the differences below exist between the 2002 Annual Statement and the accompanying statutory basis financial statements:

	Net Income	Capital and Surplus
	(In Thousands)	
Amounts as reported in the 2002 Annual Statement	**$ 8,817**	**$82,852**
Capital gains tax	**(1,935)**	**--**
Mortgage loan income	**198**	**--**
Federal income taxes	**4,471**	**--**
Asset valuation reserve	**--**	**(1,646)**
	$11,551	**$81,206**

At December 31, 2001, differences in amounts reported in the 2001 Annual Statement, as revised, and amounts in the accompanying statutory-basis financial statements are due to the following:

	Net Income	Capital and Surplus
	(In Thousands)	
Amounts as reported in the 2001 Annual Statement	$11,058	$67,443
Capital gains tax benefit	1,935	1,935
Mortgage loan income	368	(198)
Deferred tax asset	--	1,930
Federal income tax recoverable	--	(4,471)
	$13,361	$66,639

United Life & Annuity Insurance Company

Financial Statements – Statutory Basis

Period Ended September 30, 2003

Contents

Unaudited Financial Statements - Statutory Basis

Balance Sheets - Statutory Basis .... ULA - 9/30/03 F-2
Statements of Operations - Statutory Basis .... ULA - 9/30/03 F-3
Statements of Changes in Capital and Surplus - Statutory Basis ... ULA - 9/30/03 F-4
Statements of Cash Flows - Statutory Basis .... ULA - 9/30/03 F-5

United Life & Annuity Insurance Company
Balance Sheet - Statutory Basis

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 595,547
Common stocks	2
Subsidiaries	25
Mortgage loans	38,032
Policy loans	930
Other invested assets	20,530
Cash and short -term investments	1,944
Total cash and invested assets	657,010
Deferred and uncollected premiums	(27)
Accrued investment income	7,021
Reinsurance balances recoverable	53
Federal income tax recoverable	1,709
Net deferred tax asset	2,805
Separate account assets	60,745
Other assets	90
Total admitted assets	$ 729,406
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	556,238
Deposit type contracts	13,959
Total policy and contract liabilities	570,197
Accounts payable and accrued expenses	1,434
Indebtedness to related parties	1,219
Interest maintenance reserve	5,262
Asset valuation reserve	5,018
Other liabilities	11,344
Separate account liabilities	60,745
Total liabilities	655,219
Capital and surplus:	
Common stock	8,401
Additional paid-in capital	41,241
Unassigned surplus	24,545
Total capital and surplus	74,187
Total liabilities and capital and surplus	$ 729,406

United Life & Annuity Insurance Company
Statements of Operations - Statutory Basis

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,469	$ 1,027
Policy proceeds and dividends left on deposit	462	179
Net investment income	26,962	33,648
Amortization of interest maintenance reserve	1,498	990
Commissions, expense allowances and reserve adjustments on reinsurance ceded	286	374
Other income	887	2,064
Total premiums and other revenues	31,564	38,282
Benefits paid or provided:		
Annuity benefits	15,542	16,562
Surrender benefits	49,821	82,125
Interest on policy or contract funds	55	497
Other benefits	(25)	-
Life contract withdrawals	877	887
Change in life, annuity, and accident and health reserves	(30,518)	(57,279)
Net transfers to separate accounts	(10,229)	(13,329)
Total benefits paid or provided	25,523	29,463
Insurance expenses:		
Commissions	426	443
General expenses	1,940	1,556
Insurance taxes, licenses and fees, excluding federal income taxes	337	43
Total insurance expenses	2,703	2,042
Gain (loss) from operations before federal income taxes and net realized capital losses	3,338	6,777
Federal income taxes	(1,298)	(1,873)
Gain from operations before net realized capital losses	4,636	8,650
Net realized capital gains or (losses), net of income taxes 2003 - $0; 2002 - $1,992 and excluding net transfers to the interest maintenance reserve 2003 - $0; 2002 - $3,003	2,862	(6,482)
Net income (loss)	$ 7,498	$ 2,168

United Life & Annuity Insurance Company
Statements of Changes in Capital and Surplus - Statutory Basis

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 8,401	$ 8,401
Additional paid-in capital:		
Balance at beginning of year	41,241	41,241
Unassigned surplus:		
Balance at beginning of year	33,210	17,800
Net income	7,498	2,168
Change in net unrealized capital gains or losses	78	(2,178)
Change in nonadmitted assets	1,030	(9,847)
Change in asset valuation reserve	(921)	4,529
Change in net deferred income tax	(3,680)	12,811
Dividends to stockholder	(12,400)	-
Other adjustments	(270)	(356)
Balance at end of year	24,545	24,927
Total capital and surplus	$ 74,187	$ 74,569

United Life & Annuity Insurance Company
Statements of Cash Flows - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 1,469	$ 1,198
Net investment income received	28,981	36,526
Commission and expense allowances received on reinsurance ceded	(2,802)	374
Benefits paid	(67,204)	(84,529)
Net transfers to separate accounts	9,675	15,206
Insurance expenses paid	-	(2,164)
Federal income taxes (paid) received	995	4,590
Net other (expenses) revenues	1,594	2,158
Net cash used in operations	(27,292)	(26,641)
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	816,936	433,061
Mortgage loans	1,277	1,789
Real estate	-	54
Other invested assets	64	81
Net gain or (losses) on cash and short-term investments	-	(264)
Miscellaneous proceeds	14,659	(4,722)
Net tax on capital gains	-	(1,992)
Net proceeds from sales, maturities, or repayments of investments	832,936	428,007
Cost of investments acquired:		
Bonds	794,630	388,217
Mortgage loans	4,480	7,106
Other invested assets	-	99
Miscellaneous applications	6,582	-
Total cost of investments acquired	805,692	395,422
Net increase (decrease) in policy loans	(6)	(68)
Net cash used in investment activities	27,238	32,653
Financing and miscellaneous activities		
Cash provided (used):		
Net deposits on deposit-type contract funds	(967)	-
Dividends to stockholders	(12,400)	-
Other sources	624	(19,537)
Net cash used in financing and miscellaneous activities	(12,743)	(19,537)
Net change in cash and short-term investments	(12,797)	(13,525)
Cash and short-term investments:		
Beginning of year	14,741	18,299
End of year	$ 1,944	$ 4,774

USG Annuity & Life Company

Financial Statements – Statutory Basis
and Other Financial Information

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors   USG - F-2

Audited Financial Statements – Statutory Basis

Balance Sheets – Statutory Basis   USG - F-4
Statements of Operations – Statutory Basis   USG - F-6
Statements of Changes in Capital and Surplus – Statutory Basis USG - F-8
Statements of Cash Flows – Statutory Basis   USG - F-9
Notes to Financial Statements –Statutory Basis   USG - F-10

Report of Independent Auditors

Board of Directors and Stockholder
USG Annuity & Life Company

We have audited the accompanying statutory basis balance sheets of USG Annuity & Life Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commissioner of Insurance of the State of Oklahoma (Oklahoma Insurance Department), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of USG Annuity & Life Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Annuity & Life Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Oklahoma Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Oklahoma Insurance Department.

/s/ Ernst & Young LLP

April 25, 2003

USG Annuity & Life Company

Balance Sheets − Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$6,116,495**	$5,285,956
Preferred stocks	**1,088**	134
Common stocks	**--**	22
Mortgage loans	**1,483,855**	1,659,518
Real estate, less accumulated depreciation		
(2002 - $304, 2001 - $242)	**1,477**	2,964
Policy loans	**32,454**	32,732
Other invested assets	**47,704**	40,847
Cash and short-term investments	**9,116**	102,848
Total cash and invested assets	**7,692,189**	7,125,021
Deferred and uncollected premiums, less loading		
(2002 - ($58), 2001 - $49)	**386**	1,304
Accrued investment income	**77,674**	72,706
Reinsurance balances recoverable	**335**	90
Indebtedness from related parties	**25**	3,945
Federal income tax recoverable, including a deferred		
tax asset (2002 - $15,601, 2001 - $6,976)	**22,163**	6,976
Other assets	**2,451**	5,484
Total admitted assets	**$7,795,223**	$7,215,526

USG Annuity & Life Company

Balance Sheets – Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$6,859,914**	$6,211,216
Deposit type contracts	**246,501**	232,745
Policyholders' funds	**53**	33
Unpaid claims	**3,622**	3,930
Total policy and contract liabilities	**7,110,090**	6,447,924
Interest maintenance reserve	**11,799**	4,992
Accounts payable and accrued expenses	**27,197**	69,739
Indebtedness to related parties	**22,147**	6,548
Contingency reserve	**876**	1,907
Asset valuation reserve	**50,634**	71,621
Borrowed money	**184,450**	183,094
Other liabilities	**1,844**	120,244
Total liabilities	**7,409,037**	6,906,069
Capital and surplus:		
Common stock: authorized -- 1,000 shares of $3,000 par value; 833 issued and outstanding	**2,500**	2,500
Additional paid-in capital	**316,963**	286,963
Unassigned surplus	**66,723**	19,994
Total capital and surplus	**386,186**	309,457
Total liabilities and capital and surplus	**$7,795,223**	$7,215,526

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Operations – Statutory Basis

	2002	2001
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$1,285,640	$ 833,347
Policy proceeds and dividends left on deposit	9,267	11,396
Net investment income	536,206	520,614
Amortization of interest maintenance reserve	(7,446)	2,383
Commissions, expense allowances and reserve adjustments on reinsurance ceded	14,159	23,933
Other income	1,619	17,445
Total premiums and other revenues	1,839,445	1,409,118
Benefits paid or provided:		
Death benefits	112,299	141,633
Annuity benefits	250,411	274,447
Surrender benefits	582,708	739,979
Interest on policy or contract funds	8,033	11,409
Other benefits:		
Life contract withdrawals	8,968	6,081
Increase in life, annuity, and accident and health reserves	648,698	25,124
Total benefits paid or provided	1,611,117	1,198,673
Insurance expenses:		
Commissions	86,074	59,252
General expenses	33,272	22,962
Insurance taxes, licenses and fees, excluding federal income taxes	(231)	(1,827)
Other	856	(291)
Total insurance expenses	119,971	80,096

USG Annuity & Life Company

Statements of Operations – Statutory Basis (continued)

	2002	2001
	(In Thousands)	
Gain from operations before federal income taxes and net realized capital losses	**108,357**	130,349
Federal income taxes	**41,015**	49,747
Gain from operations before net realized capital losses	**67,342**	80,602
Net realized capital losses net of income taxes 2002 - $6,049; 2001 - $ (7,981) and excluding net transfers to the interest maintenance reserve 2002 - $638; 2001 - $(13,377)	**(41,467)**	(51,090)
Net income	**$ 25,875**	$ 29,512

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Changes in Capital and Surplus – Statutory Basis

	2002	2001
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 2,500**	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	**286,963**	286,963
Capital contributions	**30,000**	--
Balance at end of year	**316,963**	286,963
Unassigned surplus (deficit):		
Balance at beginning of year	**19,994**	(16,701)
Net income	**25,875**	29,512
Change in net unrealized capital losses	**(7,240)**	(1,001)
Change in non-admitted assets	**3,284**	(15,515)
Change in asset valuation reserve	**20,987**	18,143
Change in net deferred income tax	**3,480**	26,376
Change in accounting principle, net of tax	**--**	5,180
Dividends to stockholder	**--**	(26,000)
Other	**343**	--
Balance at end of year	**66,723**	19,994
Total capital and surplus	**$386,186**	$309,457

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Statements of Cash Flows − Statutory Basis

	2002	2001
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$1,295,738	$ 844,992
Net investment income received	647,957	565,770
Commission and expense allowances received on reinsurance ceded	14,159	23,933
Benefits paid	(998,100)	(1,195,459)
Insurance expenses paid	(122,791)	(70,176)
Federal income taxes paid	(58,643)	(41,271)
Net other revenue	89	10,907
Net cash provided by operations	778,409	138,696
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	8,709,883	5,845,574
Preferred stocks	133	961
Common stocks	224	46,233
Mortgage loans	275,949	170,155
Other invested assets	6,856	7,254
Net loss on cash and short term investment	--	(75)
Net tax on capital gains	4,947	3,874
Net proceeds from sales, maturities, or repayments of investments	8,997,992	6,073,976
Cost of investments acquired:		
Bonds	9,713,052	6,229,459
Preferred stocks	17,047	2,085
Common stocks	(15,817)	(2,085)
Mortgage loans	100,251	93,125
Other invested assets	14,594	19,254
Total cost of investments acquired	9,829,127	6,341,838
Net decrease (increase) in policy loans	279	(938)
Net cash used in investment activities	(830,856)	(268,800)

USG Annuity & Life Company

Statements of Cash Flows – Statutory Basis (continued)

	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	30,000	--
Borrowed money	1,356	135,270
Net deposits on deposit-type contract funds	(8)	(38,422)
Interest paid on indebtedness	(254)	--
Other (uses) sources	(72,379)	124,461
Dividends to stockholder	--	(26,000)
Net cash (used in) provided by financing and miscellaneous activities	(41,285)	195,309
Net (decrease) increase in cash and short-term investments	(93,732)	65,205
Cash and short-term investments:		
Beginning of year	102,848	37,643
End of year	$ 9,116	$102,848

See accompanying notes -- statutory basis.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis

1. Nature of Operations and Significant Accounting Policies

USG Annuity & Life Company (the "Company") is domiciled in Oklahoma and is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable"), an Iowa domiciled insurance company. Equitable, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH").

The Company offers various insurance products including deferred fixed annuities, immediate annuities, and interest-sensitive life insurance. These products are primarily marketed to individuals by independent insurance broker/dealers, financial institutions, and the career agency force. The Company is licensed in 48 states and the District of Columbia.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Commissioner of Insurance of the State of Oklahoma (Oklahoma Insurance Department), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

The Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the *NAIC Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

At December 31, 2002 and 2001, the Company had loaned securities (which are reflected as invested assets on the Balance Sheets) with a market value of approximately $32,662,000 and $62,905,000, respectively.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 4.00% to 8.75%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

USG Annuity & Life Company

Notes to Financial Statements − Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred federal income taxes	**$54,496**	$55,833
Agents' debit balances	**519**	255
Deferred and uncollected premium	**119**	120
Other	**885**	3,095
Total nonadmitted assets	**$56,019**	$59,303

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,021,035,000 and repaid $1,021,035,000 in 2002 and borrowed $880,600,000 and repaid $928,400,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $109,000 and $645,000 during 2002 and 2001, respectively.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Oklahoma Insurance Department. The Oklahoma Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Oklahoma for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Oklahoma Insurance Laws. *NAIC Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Oklahoma. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Oklahoma Insurance Department. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Oklahoma. Effective January 1, 2001, the State of Oklahoma required that insurance companies domiciled in the State of Oklahoma prepare their statutory basis financial statements in accordance with the *NAIC Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Oklahoma insurance commissioner.

Accounting changes adopted to conform to the provisions of the *NAIC Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $5,180,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $5,911,000 related to deferred tax assets, $15,384,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability. Offsetting this increase is a reduction of approximately $15,988,000 to guaranty fund assessment and $127,000 to cost of collection of premiums.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 285,347	$ 4,998	$ 36	$ 290,309
States, municipalities, and political subdivisions	--	--	--	--
Foreign government	120,649	4,200	2,385	122,464
Public utilities securities	270,390	14,526	4,008	280,908
Corporate securities	3,244,826	182,420	34,973	3,392,273
Mortgage-backed securities	1,668,901	90,300	46,006	1,713,195
Other structured securities	320,274	9,786	28,080	301,980
Commercial mortgage-backed securities	217,028	18,254	76	235,206
Total fixed maturities	6,127,415	324,484	115,564	6,336,335
Preferred stocks	1,088	--	--	1,088
Total equity securities	1,088	--	--	1,088
Total	$6,128,503	$324,484	$115,564	$6,337,423
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 38,620	$ 244	$ 82	$ 38,782
Public utilities securities	136,285	3,665	4,478	135,472
Corporate securities	2,785,911	97,406	68,734	2,814,583
Mortgage-backed securities	1,700,989	163,964	118,566	1,746,387
Other structured securities	463,485	12,125	27,898	447,712
Commercial mortgage-backed securities	161,939	6,507	1,499	166,947
Total fixed maturities	5,287,229	283,911	221,257	5,349,883
Preferred stocks	134	--	--	134
Common stocks	22	--	--	22
Total equity securities	156	--	--	156
Total	$5,287,385	$283,911	$221,257	$5,350,039

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	**$ 44,173**	**$ 45,096**
Due after 1 year through 5 years	**1,118,169**	**1,177,925**
Due after 5 years through 10 years	**1,886,593**	**1,962,788**
Due after 10 years	**872,277**	**900,145**
Total Maturity	**3,921,212**	**4,085,954**
Mortgage-backed securities	**1,668,901**	**1,713,195**
Other structured securities	**320,274**	**301,980**
Commercial mortgage-backed securities	**217,028**	**235,206**
Total	**$6,127,415**	**$6,336,335**

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $3,285,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Amortized cost	**$6,127,415**	$5,287,229
Less nonadmitted bonds	**10,920**	1,273
Carrying value	**$6,116,495**	$5,285,956

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $4,334,623,000 and $1,852,588,000 in 2002 and 2001, respectively. Gross gains of $109,772,000 and $49,178,000 and gross losses of $97,962,000 and $34,222,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

| | December 31 | |
	2002	2001
	(In Thousands)	
Income:		
Bonds	**$459,813**	$415,872
Mortgage loans	**128,230**	137,032
Policy loans	**1,091**	1,199
Company-occupied property	**376**	204
Other	**(26,548)**	(4,625)
Total investment income	**562,962**	549,682
Investment expenses	**26,756**	29,068
Net investment income	**$536,206**	$520,614

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

| | December 31 | |
	2002	2001
	(In Thousands)	
Investment purchase commitments	**$87,963**	$55,776

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $173,189,000 and $177,558,000 at December 31, 2002 and 2001, respectively. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $173,245,000 at December 31, 2002. The securities have a weighted average coupon of 5.99% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money is $11,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $12,687,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.66% and 2.99%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 66.7% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due, as of December 31, 2002 is $0.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001:

	Notional Amount	Carrying Value	Fair Value
December 31, 2002	*(In Thousands)*		
Interest rate contracts:			
Swaps	**$1,146,498**	**$ --**	**$(138,473)**
Caps and floors	**548,465**	**3,393**	**1,296**
Total derivatives	**$1,694,963**	**$3,393**	**$(137,177)**

	Notional Amount	Carrying Value	Fair Value
December 31, 2001	*(In Thousands)*		
Interest rate contracts:			
Swaps	$ 921,000	$ 936	$(56,090)
Caps and floors	298,465	547	2,302
Total derivatives	$1,219,465	$1,483	$(53,788)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade bonds with an aggregate book value of $435,061,000 and $520,834,000 and with an aggregate market value of $413,437,000 and $477,494,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.1% of the Company's investments in bonds and 5.6% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $204,268,000 and $357,815,000 with an aggregate NAIC market value of $208,297,000 and $356,506,000 at December 31, 2002 and 2001, respectively. The carrying value of the se holdings amounted to 3.3% of the Company's investment in bonds and 2.6% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (11.6%) and Pennsylvania (9.9%). The remaining commercial mortgages relate to properties located in 37 other states. The portfolio is well diversified; covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $23,935,000.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	**$4,447,295**	**56%**
At book value less surrender charge	**1,635,038**	**21**
Subtotal	**6,082,333**	**77**
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	**1,194,281**	**15**
Not subject to discretionary withdrawal	**641,496**	**8**
Total annuity reserves and deposit fund liabilities before reinsurance	**7,918,110**	**100%**
Less reinsurance ceded	**895,734**	
Net annuity reserves and deposit fund liabilities	**$7,022,376**	

	December 31, 2001	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$3,927,063	55%
At book value less surrender charge	1,568,029	22
Subtotal	5,495,092	77
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	1,030,501	15
Not subject to discretionary withdrawal	588,714	8
Total annuity reserves and deposit fund liabilities before reinsurance	7,114,307	100%
Less reinsurance ceded	744,333	
Net annuity reserves and deposit fund liabilities	$6,369,974	

8. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $500,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $136,400,000 and $147,163,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2002	2001
	(In Thousands)	
Premiums	$260,544	$234,110
Benefits paid or provided	9,447	6,950
Policy and contract liabilities at year end	$896,762	$775,452

9. Federal Income Taxes

The Company joins in filing a consolidated federal income tax return with its parent, Equitable, and other affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse Equitable for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	2001
	(In Thousands)	
Current income taxes incurred consist of the following major components:		
Federal taxes on operations	$41,015	$49,747
Federal taxes on capital gains	(6,049)	7,981
Total current taxes incurred	$34,966	$57,728

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

9. Federal Income Taxes (continued)

The components of the net deferred tax asset/(liability) at December 31 are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Total gross deferred tax assets	**$70,328**	$ 63,290
Total deferred tax liabilities	**(231)**	(481)
Net deferred tax asset	**70,097**	62,809
Deferred tax asset non-admitted	**(54,496)**	(55,833)
Net admitted deferred tax asset	**15,601**	6,976
Decrease (increase) in non-admitted asset	**$ 1,337**	$(25,312)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Investments	**$32,290**	$ 17,875
Deferred acquisition costs	**23,431**	26,735
Guaranty assessments	**4,339**	5,596
Insurance reserves	**8,423**	8,957
Unrealized loss on investments	**499**	3,309
Other	**1,346**	818
Total deferred tax assets	**70,328**	63,290
Deferred tax assets non-admitted	**(54,496)**	(55,833)
Admitted deferred tax assets	**15,832**	7,457
Deferred tax liabilities resulting from book/tax differences in:		
Due and deferred premiums	**231**	481
Total deferred tax liabilities	**231**	481
Net admitted deferred tax asset	**$15,601**	$ 6,976

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

9. Federal Income Taxes (continued)

The change in net deferred income taxes in comprised of the following:

	December 31 2002	December 31 2001	Change
		(In Thousands)	
Total deferred tax assets	$70,328	$63,290	$7,038
Total deferred tax liabilities	231	481	(250)
Net deferred tax asset	$70,097	$62,809	7,288
Tax effect of items in surplus:			
Unrealized gains (losses)			2,278
Change in net deferred income tax			$9,566

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year ended December 31, 2002
	(In Thousands)
Ordinary income	$108,357
Capital losses	(48,154)
Total pre-tax book income	$ 60,203
Provision computed at statutory rate	$ 21,071
Audit settlement not provided for	5,185
Interest maintenance reserve	2,606
Nondeductible general expenses	22
Refinement of deferred tax balances	(3,488)
Other	4
Total	$ 25,400
Federal income taxes incurred	$ 34,966
Change in net deferred income taxes	(9,566)
Total statutory income taxes	$ 25,400

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0 and $6,791,473 from 2002 and 2001, respectively.

The Company has a recoverable of $6,561,673 at December 31, 2002 and had a payable of $17,114,498 at December 31, 2001 for federal income taxes under the intercompany tax sharing agreement.

10. Capital and Surplus

Under Oklahoma insurance regulations, the Company is required to maintain a minimum total capital and surplus of $750,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Oklahoma Insurance Department is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

11. Fair Values of Financial Instruments

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$6,116,495	$6,336,335	$5,285,956	$5,349,883
Preferred stocks	1,088	1,088	134	134
Unaffiliated common stocks	--	--	22	22
Mortgage loans	1,483,855	1,632,720	1,659,518	1,738,458
Policy loans	32,454	32,454	32,732	32,732
Derivative securities	3,393	(137,177)	1,483	(53,788)
Short-term investments	5,650	5,650	84,678	84,678
Cash	3,466	3,466	18,170	18,170
Indebtedness from related parties	25	25	3,945	3,945
Receivable for securities	2,873	2,873	4,268	4,268
Liabilities:				
Individual and group annuities	6,775,875	6,621,753	6,339,976	6,218,709
Deposit type contract	246,501	258,945	232,745	247,377
Indebtedness to related parties	22,147	22,147	6,548	6,548
Payable for securities	--	--	101,206	101,206

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

11. Fair Values of Financial Instruments (continued)

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2002 and 2001 is $6,154,770,000 and $5,317,444,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

12. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company has committed to provide additional capital contributions of $42,012,000 in partnership investments at December 31, 2002.

13. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $20,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $31,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

14. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $19,698,000 and $17,852,000 for the year ended December 31, 2002 and 2001, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts received under these agreements were $31,437,000 and $19,154,000 for the year ended December 31, 2002 and 2001, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

USG Annuity & Life Company

Notes to Financial Statements – Statutory Basis (continued)

15. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $12,397,000 and 15,988,000 as of December 31, 2002 and 2001, respectively and has recorded a reserve. The Company has also recorded an asset of $2,451,000 and $5,447,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

16. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, USG Annuity & Life Company meets the RBC requirements.

USG Annuity & Life Company

Financial Statements – Statutory Basis

Period Ended September 30, 2003

Contents

Unaudited Financial Statements – Statutory Basis

Balance Sheets – Statutory Basis	USG - 09/30/03 F-2
Statements of Operations – Statutory Basis	USG - 09/30/03 F-3
Statements of Changes in Capital and Surplus – Statutory Basis	USG - 09/30/03 F-4
Statements of Cash Flows – Statutory Basis	USG - 09/30/03 F-5

USG Annuity & Life Company
Balance Sheet - Statutory Basis

	September 30, 2003
	(In Thousands)
Admitted assets	
Cash and invested assets:	
Bonds	$ 6,118,513
Preferred stocks	1,273
Mortgage loans	1,494,360
Real estate	3,743
Policy loans	31,921
Other invested assets	102,237
Cash and short-term investments	38,475
Total cash and invested assets	7,790,522
Deferred and uncollected premiums	360
Accrued investment income	77,796
Reinsurance balances recoverable	597
Indebtedness from related parties	384
Federal income tax recoverable	39,903
Other assets	1,576
Total admitted assets	$ 7,911,138
Liabilities and capital and surplus	
Liabilities:	
Policy and contract liabilities:	
Life and annuity reserves	$ 6,863,230
Deposit type contracts	230,684
Policyholders' funds	43
Unpaid claims	957
Total policy and contract liabilities	7,094,914
Accounts payable and accrued expenses	41,931
Indebtedness to related parties	21,035
Interest maintenance reserve	33,230
Contingency reserve	75
Asset valuation reserve	53,269
Borrowed money	230,447
Payable for securities	83,330
Total liabilities	7,558,231
Capital and surplus:	
Common stock	2,500
Additional paid-in capital	316,963
Unassigned surplus	33,444
Total capital and surplus	352,907
Total liabilities and capital and surplus	$ 7,911,138

USG Annuity & Life Company
Statements of Operations - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 279,075	$ 1,151,696
Policy proceeds and dividends left on deposit	5,877	6,694
Net investment income	346,810	411,994
Amortization of interest maintenance reserve	(3,298)	(6,073)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	16,395	10,725
Other income	203	9,108
Total premiums and other revenues	645,062	1,584,144
Benefits paid or provided:		
Death benefits	3,933	110,810
Annuity benefits	191,961	194,775
Surrender benefits	389,140	435,457
Interest on policy or contract funds	4,541	5,111
Other benefits	3	8
Life contract withdrawals	5,200	4,698
Change in life, annuity, and accident and health reserves	3,316	653,995
Total benefits paid or provided	598,094	1,404,854
Insurance expenses:		
Commissions	50,487	71,220
General expenses	24,408	23,635
Insurance taxes, licenses and fees, excluding federal income taxes	1,782	767
Other	(36)	933
Total insurance expenses	76,641	96,555
Gain (loss) from operations before federal income taxes and net realized capital losses	(29,673)	82,735
Federal income taxes	(21,514)	35,765
Gain from operations before net realized capital losses	(8,159)	46,970
Net realized capital gains or (losses), net of income taxes 2003 - $14,234; 2002 - $0 and excluding net transfers to the interest maintenance reserve 2003 - $(9,764); 2002 - $0	(29,176)	(29,856)
Net income (loss)	$ (37,335)	$ 17,114

USG Annuity & Life Company
Statements of Changes in Capital and Surplus - Statutory Basis

	Nine months ended September 30,	
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Paid-in and contributed surplus:		
Balance at beginning and end of year	316,963	286,963
Unassigned surplus:		
Balance at beginning of year	66,723	19,994
Net income	(37,335)	17,114
Change in net unrealized capital gains or losses	3,085	(8,420)
Change in nonadmitted assets	3,844	(7,012)
Change in asset valuation reserve	(2,635)	13,348
Change in net deferred income tax	(238)	8,456
Other adjustments	-	344
Balance at end of year	33,444	43,824
Total capital and surplus	$ 352,907	$ 333,287

United Life & Annuity Insurance Company
Statements of Cash Flows - Statutory Basis

| | Nine months ended September 30, | |
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 279,055	$ 1,158,497
Net investment income received	453,000	470,113
Commission and expense allowances received on reinsurance ceded	(76,234)	10,725
Benefits paid	(597,706)	(766,933)
Insurance expenses paid	-	(87,379)
Federal income taxes (paid) received	(7,368)	(41,719)
Net other (expenses) revenues	23,350	7,774
Net cash provided by operations	74,097	751,078
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	6,410,635	6,569,984
Stocks	-	357
Mortgage loans	239,479	180,517
Other invested assets	2,643	6,190
Miscellaneous proceeds	86,405	-
Net tax on capital gains	-	2,375
Net proceeds from sales, maturities, or repayments of investments	6,739,162	6,759,423
Cost of investments acquired:		
Bonds	6,509,956	7,668,436
Preferred stocks	185	142
Mortgage loans	249,957	23,347
Real estate	2,708	-
Other invested asset s	5,599	11,911
Miscellaneous applications	56,243	-
Total cost of investments acquired	6,824,648	7,703,836
Net increase (decrease) in policy loans	(1,309)	441
Net cash used in investment activities	86,876	(944,854)
Financing and miscellaneous activities		
Cash provided (used):		
Borrowed money	45,998	147,060
Net deposits on deposit-type contract funds	(15,814)	(28,233)
Other sources	11,954	(11,699)
Net cash provided by financing and miscellaneous activities	42,138	107,128
Net change in cash and short-term investments	29,359	(86,648)
Cash and short-term investments:		
Beginning of year	9,116	102,848
End of year	$ 38,475	$ 16,200

ING USA ANNUITY AND LIFE INSURANCE COMPANY

Unaudited Pro Forma Financial Statements in Accordance with Accounting Principles Generally Accepted in the United States of America

Index

	Page
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003	ING USA - PF-2
Unaudited Pro Forma Condensed Consolidation Statements of Income for the Nine Months Ended September 30, 2003 and 2003	ING USA - PF-3
Unaudited Pro Forma Condensed Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000	ING USA - PF-5
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2003, and for the periods ended December 31, 2002, 2001 and 2000, and September 30, 2003 and 2002	ING USA - PF-8

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of ING USA, ELIC, USG, and ULA, and has been prepared to illustrate the effects of the merger of ELIC, USG, and ULA, with and into the Company

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments		Pro Forma Consolidated
Assets							
Investments:							
Fixed maturities, available for sale, at fair value	$ 5,458.8	$ 3,800.2	$ 6,337.5	$ 611.7	$ -		$ 16,208.2
Equity securities, at fair value:							
Common stock	-	20.5	-	-	-		20.5
Preferred stock	-	0.4	1.3	-	-		1.7
Investment in mutual funds	9.3	120.0	-	-	-		129.3
Investment in subsidiaries	-	1,878.8	-	-	(1,878.8)	(1)	-
Mortgage loans on real estate	770.3	954.3	1,501.3	38.0	-		3,263.9
Real estate	-	3.0	3.7	-	-		6.7
Policy loans	17.2	127.9	31.9	0.9	-		177.9
Short-term investments	-	127.2	22.0	-	-		149.2
Other investments	26.6	207.0	(77.3)	8.4	(135.0)	(2)	29.7
Total investments	6,282.2	7,239.3	7,820.4	659.0	(2,013.8)		19,987.1
Cash and cash equivalents	55.5	22.3	570.7	2.0	-		650.5
Accrued investment income	64.5	48.5	77.8	7.0	-		197.8
Reinsurance recoverable	14.3	6.4	0.7	-	-		21.4
Receivable for securities sold	21.7	37.5	58.1	14.9	-		132.2
Deferred policy acquisition costs	796.9	791.5	145.8	2.8	-		1,737.0
Value of business acquired	8.7	70.2	33.8	3.3	-		116.0
Other assets	16.2	9.4	1.4	(0.1)	-		26.9
Assets held in separate accounts	14,692.5	980.4	-	60.8	-		15,733.7
Total assets	$ 21,952.5	$ 9,205.5	$ 8,708.7	$ 749.7	$ (2,013.8)		$ 38,602.6
Liabilities and Shareholder's Equity							
Policy liabilities and accruals:							
Future policy benefits and claims reserves	$ 5,395.9	$ 5,449.0	$ 7,266.4	$ 577.5	$ -		$ 18,688.8
Notes to affiliates	170.0	-	-	-	(135.0)	(2)	35.0
Due to affiliates	9.1	22.2	20.7	1.3	-		53.3
Payables for securities purchased	42.4	66.6	83.3	14.8	-		207.1
Borrowed money	111.0	207.8	784.6	-	-		1,103.4
Current income taxes	22.2	(19.3)	(22.4)	(1.7)	-		(21.2)
Deferred income taxes	129.3	(75.2)	(47.8)	(8.9)	-		(2.6)
Other liabilities	36.4	99.4	88.8	1.7	-		226.3
Liabilities related to separate accounts	14,692.5	980.4	-	60.7	-		15,733.6
Total liabilities	20,608.8	6,730.9	8,173.6	645.4	(135.0)		36,023.7
Shareholder's equity							
Common stock	2.5	5.0	2.5	8.4	(15.9)	(1) (3)	2.5
Additional paid-in capital	1,358.4	3,600.3	1,468.2	188.7	(2,815.7)	(1) (3)	3,799.9
Accumulated other comprehensive income	77.0	289.7	130.6	13.6	(207.6)	(1)	303.3
Retained deficit	(94.2)	(1,420.4)	(1,066.2)	(106.4)	1,160.4	(1)	(1,526.8)
Total shareholder's equity	1,343.7	2,474.6	535.1	104.3	(1,878.8)		2,578.9
Total liabilities and shareholder's equity	$ 21,952.5	$ 9,205.5	$ 8,708.7	$ 749.7	$ (2,013.8)		$ 38,602.6

Unaudited Pro Forma Condensed Consolidated Statement of Income for the 9 Months Ended September 30, 2003

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 20.6	$ 0.7	$ -	$ -	$ 21.3
Fee income	221.2	35.6	11.2	1.8	-	269.8
Net investment income	167.8	221.1	345.9	27.3	(7.6) [(2)]	754.5
Net realized capital gains (losses)	87.8	(1.5)	(0.6)	8.9	-	94.6
Other income (loss)	(0.1)	6.3	1.0	-	-	7.2
Total revenue	476.7	282.1	358.2	38.0	(7.6)	1,147.4
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	271.7	226.0	276.3	20.0	-	794.0
Underwriting, acquisition, and insurance expenses:						
General expenses	81.7	45.0	26.2	2.4	-	155.3
Commissions	175.2	26.6	34.1	0.4	-	236.3
Policy acquisition costs deferred	(150.3)	(151.3)	(43.3)	(0.3)	-	(345.2)
Amortization of deferred policy acquisition costs and value of business acquired	129.9	56.1	44.5	5.7	-	236.2
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(88.8)	89.3	-	-	-	0.5
Interest expense	10.3	5.0	4.6	-	(7.6) [(2)]	12.3
Total benefits, losses and expenses	429.7	296.7	342.4	28.2	(7.6)	1,089.4
Income (loss) before income taxes	47.0	(14.6)	15.8	9.8	-	58.0
Income tax expense (benefit)	7.3	(5.6)	5.5	3.4	-	10.6
Equity in subsidiaries	-	50.0	-	-	(50.0) [(4)]	-
Net income (loss)	$ 39.7	$ 41.0	$ 10.3	$ 6.4	$ (50.0)	$ 47.4

Unaudited Pro Forma Condensed Consolidated Statement of Income for the 9 Months Ended September 30, 2002

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 23.4	$ 0.9	$ -	$ -	$ 24.3
Fee income	167.3	42.0	16.1	3.0	-	228.4
Net investment income	132.3	162.9	293.8	33.3	(9.6) (2)	612.7
Net realized capital gains (losses)	0.4	(34.3)	(55.2)	(6.9)	-	(96.0)
Other income (loss)	-	6.3	2.0	-	-	8.3
Total revenue	300.0	200.3	257.6	29.4	(9.6)	777.7
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	212.1	178.3	274.2	20.3	-	684.9
Underwriting, acquisition, and insurance expenses:						
General expenses	106.1	36.2	24.4	1.2	-	167.9
Commissions	239.8	33.7	60.3	0.4	-	334.2
Policy acquisition costs deferred	(242.9)	(145.3)	(66.2)	-	-	(454.4)
Amortization of deferred policy acquisition costs and value of business acquired	129.2	72.5	36.3	3.4	-	241.4
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(77.6)	74.1	-	-	-	(3.5)
Interest expense	12.7	5.1	4.6	-	(9.6) (2)	12.8
Total benefits, losses and expenses	379.4	254.6	333.6	25.3	(9.6)	983.3
Income (loss) before income taxes	(79.4)	(54.3)	(76.0)	4.1	-	(205.6)
Income tax expense (benefit)	(25.7)	(19.5)	(26.6)	1.4		(70.4)
Equity in subsidiaries	-	(103.1)	-	-	103.1 (4)	-
Income (loss) before cumulative effect of change in accounting principle	$ (53.7)	$ (137.9)	$ (49.4)	$ 2.7	$ 103.1	$ (135.2)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2002

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 30.2	$ 1.1	$ -	$ -	$ 31.3
Fee income	204.0	54.0	20.0	3.7	-	281.7
Net investment income	197.7	249.7	416.6	44.1	(12.2) (2)	895.9
Net realized capital gains (losses)	4.2	(43.7)	(65.7)	2.1	-	(103.1)
Other income (loss)	3.5	10.3	2.4	0.1	-	16.3
Total revenue	409.4	300.5	374.4	50.0	(12.2)	1,122.1
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	276.5	246.0	370.5	26.8	-	919.8
Underwriting, acquisition, and insurance expenses:						
General expenses	139.7	46.5	33.0	1.0	-	220.2
Commissions	288.7	41.5	71.7	0.6	-	402.5
Policy acquisition costs deferred	(292.2)	(186.6)	(80.2)	-	-	(559.0)
Amortization of deferred policy acquisition costs and value of business acquired	127.8	126.0	44.5	3.8	-	302.1
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(104.9)	100.9	-	-	-	(4.0)
Interest expense	16.0	6.9	6.1	-	(12.2) (2)	16.8
Total benefits, losses and expenses	451.6	381.2	445.6	32.2	(12.2)	1,298.4
Income (loss) before income taxes	(42.2)	(80.7)	(71.2)	17.8	-	(176.3)
Income tax expense (benefit)	(12.5)	(29.0)	(24.9)	6.2	-	(60.2)
Equity in subsidiaries	-	(76.0)	-	-	76.0 (4)	-
Income (loss) before cumulative effect of change in accounting principle	$ (29.7)	$ (127.7)	$ (46.3)	$ 11.6	$ 76.0	$ (116.1)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2001

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments	Pro Forma Consolidated
Revenue:						
Premiums	$ -	$ 33.2	$ 1.1	$ -	$ -	$ 34.3
Fee income	188.9	56.7	23.9	4.8	-	274.3
Net investment income	94.4	234.7	481.0	54.1	(14.3) [2]	849.9
Net realized capital gains (losses)	(6.5)	(32.7)	(55.5)	1.3	-	(93.4)
Other income (loss)	-	9.4	1.4	-	-	10.8
Total revenue	276.8	301.3	451.9	60.2	(14.3)	1,075.9
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits to policyholders	209.0	179.2	356.1	38.9	-	783.2
Underwriting, acquisition, and insurance expenses:						
General expenses	119.9	94.7	23.3	3.3	-	241.2
Commissions	232.4	51.0	35.4	0.7	-	319.5
Policy acquisition costs deferred	(128.2)	(312.6)	(47.1)	(0.6)	-	(488.5)
Amortization of deferred policy acquisition costs and value of business acquired	49.6	55.6	65.3	4.4	-	174.9
Goodwill	4.2	13.0	19.1	1.1	-	37.4
Other:						
Expense and charges reimbursed under modified coinsurance agreements	(225.6)	224.6	-	-	-	(1.0)
Interest expense	19.4	7.3	10.8	0.3	(14.3) [2]	23.5
Total benefits, losses and expenses	280.7	312.8	462.9	48.1	(14.3)	1,090.2
Income (loss) before income taxes	(3.9)	(11.5)	(11.0)	12.1	-	(14.3)
Income tax expense (benefit)	0.1	0.5	2.8	4.6	-	8.0
Equity in subsidiaries	-	(17.8)	-	-	17.8 [4]	-
Net income (loss)	$ (4.0)	$ (29.8)	$ (13.8)	$ 7.5	$ 17.8	$ (22.3)

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2000

(Millions)	ING USA	ELIC	USG	ULA	Pro Forma Adjustments		Pro Forma Consolidated
Revenue:							
Premiums	$ -	$ 33.0	$ 2.3	$ -	$ -		$ 35.3
Fee income	167.9	68.7	42.5	7.6	-		286.7
Net investment income	64.1	198.6	506.1	60.8	(14.3)	(2)	815.3
Net realized capital gains (losses)	(6.6)	(25.8)	(84.8)	(8.2)	-		(125.4)
Other income (loss)	-	10.0	1.4	-	-		11.4
Total revenue	225.4	284.5	467.5	60.2	(14.3)		1,023.3
Benefits, losses and expenses:							
Benefits:							
Interest credited and other benefits to policyholders	199.9	183.7	352.6	44.1	-		780.3
Underwriting, acquisition, and insurance expenses:							
General expenses	89.5	86.4	10.8	2.5	-		189.2
Commissions	213.7	70.7	41.3	3.9	-		329.6
Policy acquisition costs deferred	(168.4)	(303.1)	(59.3)	(4.1)	-		(534.9)
Amortization of deferred policy acquisition costs and value of business acquired	60.0	31.8	18.8	2.9	-		113.5
Goodwill	4.2	13.0	19.1	1.1	-		37.4
Other:							
Expense and charges reimbursed under modified coinsurance agreements	(225.8)	218.8	-	-	-		(7.0)
Interest expense	19.9	2.8	0.8	-	(14.3)	(2)	9.2
Total benefits, losses and expenses	193.0	304.1	384.1	50.4	(14.3)		917.3
Income (loss) before income taxes	32.4	(19.6)	83.4	9.8	-		106.0
Income tax expense (benefit)	13.2	(2.2)	35.8	3.8	-		50.6
Equity in subsidiaries	-	66.8	-	-	(66.8)	(4)	-
Net income (loss)	$ 19.2	$ 49.4	$ 47.6	$ 6.0	$ (66.8)		$ 55.4

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2003, and for the periods Ended December 31, 2002, 2001 and 2000, and September 30, 2003 and 2002

1. Pro Forma Consolidation

Statement of Financial Accounting Standards No. 141, *Business Combinations* ("FAS 141"), excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board Opinion No. 16, *Business Combinations* ("APB 16"), provide a source of guidance for such transactions. In accordance with APB 16, financial information of the combined entity is presented as if the entities had been combined for the full year, and all comparative financial statements are restated and presented as if the entities had previously been combined, in a manner similar to a pooling-of-interests.

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner similar to a pooling-of-interests, in accordance with the provisions of APB 16 in order to present the condensed financial position and results of operations of ING USA Annuity and Life Insurance Company ("ING USA"), Equitable Life Insurance Company of Iowa ("ELIC"), United Life & Annuity Insurance Company ("ULA"), and USG Annuity & Life Company ("USG"), as if the entities had previously been combined. The unaudited pro forma condensed consolidated balance sheet and income statements give effect to the consolidation transaction as if it had occurred on September 30, 2003 and January 1, 2000, respectively.

Following is a description of the pro forma adjustments that have been made to the financial statements. All pro forma adjustments are elimination entries related to intercompany transactions between the entities, as required by accounting principles generally accepted in the United States of America. There were no other pro forma adjustments.

(1)   Prior to the merger, ING USA and USG were wholly owned subsidiaries of ELIC. The pro forma adjustment eliminates the ELIC investment in ING USA and USG subsidiaries.

(2)   Prior to the merger, ING USA had an outstanding surplus note payable to ELIC. The pro forma adjustment eliminates the surplus note and related interest between ING USA and ELIC.

(3)   All of the shares of capital stock of ELIC, USG, and ULA, will be canceled and retired, and ceased to exist, as of the merger with ING USA.

(4)   Prior to the merger, ING USA and USG were wholly owned subsidiaries of ELIC. The pro forma adjustment eliminates the ELIC equity in ING USA and USG income

2. Accounting for Goodwill and Intangible Assets

The cumulative effect of change in accounting principle for the unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2002, and the year ended December 31, 2002, reflects the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, ("FAS 142"). During 2002, ING USA and the Merger Companies adopted FAS 142.

The adoption of this standard resulted in an impairment loss of $1,298.5 million in 2002. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization, and is recorded as a change in accounting principle for the nine months ended September 30, 2002 and the year ended December 31, 2002.

Effective January 1, 2002, ING USA and the Merger Companies applied the non-amortization provision (net of tax) of the new standard, which resulted in an increase in net income of $37.0 million for the twelve months ended December 31, 2002. Had ING USA and the Merger Companies been accounting for goodwill under FAS 142 for all periods presented, the Company's net income (loss) would have been as follows:

(Millions)	Year ended December 31, 2001	Year ended December 31, 2000
Pro forma consolidated net income (loss)	$ (22.3)	$ 55.4
Add back goodwill amortization, net of tax	37.0	37.0
Adjusted pro forma consolidated net income	$ 14.7	$ 92.4

3. Statutory Merger

On January 1, 2003, Ameribest Life Insurance Company ("AMB"), an affiliated life insurance company domiciled in Georgia, was merged with ELIC.

As FAS 141 excludes transfers of net assets or exchanges of shares between entities under common control, the merger was based on certain provisions under APB 16, which provide a source of guidance for such transactions.

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner similar to a pooling-of-interests, in accordance with the provisions of APB 16, in order to present the condensed results of operations of ELIC and AMB as if the entities had previously been combined. The pro forma condensed consolidated income statements give effect to the consolidation transaction as if it had occurred on January 1, 2000.

The September 30, 2002, balances within the September 30, 2003, statutory financial statements have been restated as a result of this merger.

PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
    (a)   Financial Statements:
        (1)   Part A

Performance Information and Condensed Financial Information

Revised Performance Information and Revised Condensed Financial Information

        (2)   Included in Part B:

Financial Statements of Equitable Life Insurance Company of Iowa Separate Account A (now known as Separate Account EQ):

- Report of Independent Auditors
- Statement of Assets and Liabilities as of December 31, 2002
- Statement of Operations for the year ended December 31, 2002
- Statements of Changes in Net Assets for the years ended December 31, 2002 and 2001
- Notes to Financial Statements

- Unaudited Statement of Assets and Liabilities as of September 30, 2003
- Unaudited Statement of Operations for the nine-month period ended September 30, 2003
- Unaudited Statements of Changes in Net Assets for the nine-month period ended September 30, 2003 and 2002

Financial Statements - Golden American Life Insurance Company (now known as ING USA Annuity and Life Insurance Company):

- Report of Independent Auditors
- Consolidated Balance Sheets as of December 31, 2002 and 2001
- Consolidated Income Statements for the years ended December 31, 2002, 2001 and 2000
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2002, 2001 and 2000
- Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
- Notes to Consolidated Financial Statements

- Unaudited Condensed Consolidated Statements of Income for the nine-month period ended September 30, 2003
- Unaudited Condensed Consolidated Balance Sheets as of September 30, 2003
- Unaudited Condensed Consolidated Statements of Changes in Shareholder's Equity for the nine-month period ended September 30, 2003
- Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2003
- Notes to Unaudited Condensed Consolidated Financial Statements

Statutory-basis Financial Statements -- Ameribest Life Insurance Company

- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002 and 2001
- Notes to Financial Statements - Statutory Basis

Statutory-basis Financial Statements -- Equitable Life Insurance Company of Iowa
- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002 and 2001
- Notes to Financial Statements - Statutory Basis

- Unaudited Balance Sheets - Statutory Basis as of September 30, 2003
- Unaudited Statement of Operations - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statement of Changes in Capital and Surplus - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statement of Cash Flows - Statutory Basis for the nine-month period ended September 30, 2003
- Notes to Unaudited Financial Statements - Statutory Basis

Statutory-basis Financial Statements -- United Life & Annuity Insurance Company
- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002 and 2001
- Notes to Financial Statements - Statutory Basis

- Unaudited Balance Sheets - Statutory Basis as of September 30, 2003
- Unaudited Statement of Operations - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statement of Changes in Capital and Surplus - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statement of Cash Flows - Statutory Basis for the nine-month period ended September 30, 2003
- Notes to Unaudited Financial Statements - Statutory Basis

Statutory-basis Financial Statements -- USG Annuity & Life Company
- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2002 and 2001
- Statements of Operations - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2002 and 2001
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2002 and 2001
- Notes to Financial Statements - Statutory Basis

- Unaudited Balance Sheets - Statutory Basis as of September 30, 2003
- Unaudited Statement of Operations - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statement of Changes in Capital and Surplus - Statutory Basis for the nine-month period ended September 30, 2003
- Unaudited Statement of Cash Flows - Statutory Basis for the nine-month period ended September 30, 2003
- Notes to Unaudited Financial Statements - Statutory Basis

Pro-Forma Financial Statements - ING USA (reflecting merger of United Life & Annuity Insurance Company, Equitable Life Insurance Company of Iowa and USG Annuity & Life Company into Golden American Life Insurance Company (now ING USA)):
- Unaudited Consolidated Balance Sheets - as of September 30, 2003
- Unaudited Consolidated Statements of Income for the nine-month period ended September 30, 2003
- Unaudited Consolidated Statements of Changes in Shareholder's Equity for the nine-month period ended September 30, 2003
- Unaudited Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2003
- Notes to Unaudited Consolidated Financial Statements

(b) Exhibits

(1) Resolution of the Board of Directors of United Life & Annuity Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 4 on Form N-4, File No. 33-79170, as filed on March 29, 1996.)

(2) Not Applicable

(3) (a) Form of Amendment to and Restatement of Distribution Agreement by and between Golden American Life Insurance Company and Directed Services, Inc.

(b) Distribution Agreement between the Depositor and Directed Services, Inc. (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(c) Form of Dealers Agreement (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(4) (a) Individual Flexible Purchase Payment Deferred Variable Annuity Contract. (Incorporated by reference to Post-Effective Amendment No. 10 on Form N-4, File No. 33-79170, as filed on May 3, 1999.)

(b) Individual Retirement Annuity Rider. (Incorporated by reference to Post-Effective Amendment No. 15 on Form N-4, File No. 33-79170, as filed on April 17, 2003.)

(c) Roth Retirement Annuity Rider. (Incorporated by reference to Post-Effective Amendment No. 15 on Form N-4, File No. 33-79170, as filed on April 17, 2003.)

(d) Simple Retirement Annuity Rider. (Incorporated by reference to Post-Effective Amendment No. 15 on Form N-4, File No. 33-79170, as filed on April 17, 2003.)

(e) 403(b) Rider. (Incorporated by reference to Post-Effective Amendment No. 15 on Form N-4, File No. 33-79170, as filed on April 17, 2003.)

(f) Form of ING USA Annuity and Life Insurance Company, Company Address and Name Change Endorsement (merger)

(5) (a) Application Form. (Incorporated by reference to Post-Effective Amendment No. 10 on Form N-4, File No. 33-79170, as filed on May 3, 1999.)

(6) (a) Certificate of Amendment of the Restated Articles of Incorporation of Golden American Life Insurance Company, dated 03/01/95 (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(b) By-laws of Golden American Life Insurance Company, dated 01/07/94 (Incorporated by reference to the Initial Registration Statement on Form N-4 for Separate Account B of Golden American filed with the Securities and Exchange Commission on June 22, 2001 (Nos. 333-63692; 811-05626))

(7) Not Applicable

(8) (a) Form of Fund Participation Agreement between the Company and Smith Barney/Travelers Series Fund, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-4, File No. 33-79170, as filed on February 9, 1996.)

(b) Form of Fund Participation Agreement between the Company and Warburg Pincus Trust. (Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4, File No. 33-79170, as filed on January 31, 1997.)

(c) Fund Participation Agreement between the Company and Smith Barney Concert Allocation Series Inc. (Incorporated by reference to Post-Effective Amendment No. 10 on Form N-4, File No. 33-79170, as filed on May 3, 1999.)

(d) Fund Participation Agreement between the Company and PIMCO Variable Insurance Trust. (Incorporated by reference to Post-Effective Amendment No. 10 on Form N-4, File No. 33-79170, as filed on May 3, 1999.)

(e) Participation Agreement between Golden American and Prudential Series Funds, Inc. (Incorporated by reference to Post-Effective Amendment No. 11 on Form N-4, File No. 33-79170, as filed on April 28, 2000.)

(f) Participation Agreement between Golden American and ING Variable Insurance Trust. (Incorporated by reference to Post-Effective Amendment No. 11 on Form N-4, File No. 33-79170, as filed on April 28, 2000.)

(9) Opinion and Consent of Counsel

(10) Consent of Ernst & Young LLP - Independent Auditors

(11) Not Applicable

(12) (a) Agreement Governing Initial Contribution to Equi-Select Series Trust by Equitable Life Insurance Company of Iowa dated September 15, 1994. (Incorporated by reference to Post-Effective Amendment No. 4 on Form N-4, File No. 33-79170, as filed on March 29, 1996.)

(b) Agreement Governing Contribution of Working Capital to Equi-Select Series Trust by Equitable Life Insurance Company of Iowa dated October 4, 1994. (Incorporated by reference to Post-Effective Amendment No. 4 on Form N-4, File No. 33-79170, as filed on March 29, 1996.)

(c) Agreement Governing Initial Contribution to Equi-Select Series Trust by Equitable Life Insurance Company of Iowa dated March 20, 1996. (Incorporated by reference to Post-Effective Amendment No. 4 on Form N-4, File No. 33-79170, as filed on March 29, 1996.)

(d) Agreement Governing Contribution of Working Capital to Equi-Select Series Trust by Equitable Life Insurance Company of Iowa dated April 1, 1996. (Incorporated by reference to Post-Effective Amendment No. 4 on Form N-4, File No. 33-79170, as filed on March 29, 1996.)

(13) Schedules for Computation of Performance Quotations.

(a) SEC Standard Total Return Calculations for Money Market SubAccounts. (Incorporated by reference to Post-Effective Amendment No. 7 on Form N-4, File No. 33-79170, as filed on May 6, 1997.)

(b) Nonstandard Total Return Calculations. (Incorporated by reference to Post-Effective Amendment No. 7 on Form N-4, File No. 33-79170, as filed on May 6, 1997.)

<table>
<tr><td>(c)</td><td>SEC Standard Total Return Calculations for Non Money Market SubAccounts and Yield Calculations for Money Market SubAccounts. (Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4, File No. 33-79170, as filed on January 31, 1997.)</td></tr>
<tr><td>(14)</td><td>Not Applicable</td></tr>
<tr><td>(15)</td><td>Powers of Attorney</td></tr>
</table>

Item 25.   Directors and Principal Officers of the Depositor

The following are the Executive Officers and Directors of the ING USA Annuity and Life Insurance Company (the "Company" or "Depositor") who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts.

Name and Principal Business Address	Positions and Offices with Depositor
Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and President
David Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
Shaun P. Mathews, 151 Farmington Ave, Hartford, CT 06156	Senior Vice President
James R. McInnis, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
David L. Jacobson, 1475 Dunwoody Drive, West Chester, PA 19380	Vice President, Chief Compliance Officer and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

The following persons control or are under common control with the Depositor: DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep, N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

Subsidiaries of ING Groep N.V. incorporated herein by reference to Item 26 in Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 10, 2003 for Variable Annuity Account C of ING Life Insurance and Annuity Company.

Item 27.   Number of Contract Owners
There are 19,785 qualified contract owners and 17,543 non-qualified contract owners as of October 31, 2003 in the Company's Separate Account EQ.

Item 28.   Indemnification
The Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

The Company may also, to the extent permitted by law, indemnify any other person who is or was serving the Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

The Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter
  (a)   At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, serves as principal underwriter for all contracts issued by the Company. DSI is also the principal underwriter for the Company's Separate Account A and Separate Account B, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of the Company and the ING Investors Trust (formerly known as The GCG Trust).
  (b)   Directed Services, Inc. ("DSI") is the principal underwriter for the Contracts. The following persons are the officers and directors of DSI. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Principal Underwriter
James R. McInnis	Director and President
Alan G. Hoden	Director
Stephen J. Preston	Director
David S. Pendergrass ING Insurance Operations 5780 Powers Ferry Road Atlanta, GA 30327-4390	Vice President and Treasurer
David L. Jacobson	Senior Vice President
Kimberly J. Smith	Secretary

  (c)

(1) Name of Principal Underwriter	(2) 2002 Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation
Directed Services, Inc.	$287,208,066	$0	$0	$0

Item 30.   Location of Accounts and Records
The Company under agreement with ING Americas, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder at 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and 5780 Powers Ferry Road, N.W., Atlanta, GA 30327.

Item 31.   Management Services
Not Applicable

Item 32.   Undertakings
Registrant hereby undertakes:
  (a)   Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)   Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)   Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representations

(a)   The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1.   Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

    2.   Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

    3.   Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

    4.   Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

(b)   The Company hereby represents that the fees and charges deducted under the Contract described in each Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account EQ of ING USA Annuity and Life Insurance Company, has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the 2nd day of January, 2004.


SEPARATE ACCOUNT EQ
(Registrant)

By: **ING USA ANNUITY AND LIFE INSUR-
ANCE COMPANY**
(Depositor)

By: Keith Gubbay*
Keith Gubbay
President
(principal executive officer)


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints J. Neil McMurdie, Michael A. Pignatella and Kimberly J. Smith and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	**Title**	**Date**
Keith Gubbay*	Director and President	
Keith Gubbay	(principal executive officer)	
Thomas J. McInerney*	Director	
Thomas J. McInerney		
Mark A. Tullis*	Director	January
Mark A. Tullis		2, 2004
David A. Wheat*	Director, Senior Vice President and Chief Financial Officer	
David A. Wheat	(principal financial and principal accounting officer)	

By: /s/ J. Neil McMurdie
J. Neil McMurdie
*Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
99-(b)(3)(a)	Form of Amendment to and Restatement of Distribution Agreement by and between Golden American Life Insurance Company and Directed Services, Inc.
99-(b)(4)(f)	Form of ING USA Annuity and Life Insurance Company, Company Address and Name Change Endorsement (merger)
99-(b)(9)	Opinion and Consent of Counsel
99-(b)(10)	Consent of Ernst & Young LLP - Independent Auditors
99-(b)(15)	Powers of Attorney